

FIFTH THIRD BANCORP
ANNUAL REPORT
2011




FIFTH THIRD BANCORP


Traverse City
Grand Rapids
Detroit
Chicago
Toledo
Cleveland
Pittsburgh
Columbus
Indianapolis
Dayton
Cincinnati
Huntington
St. Louis
Evansville
Florence
Louisville
Lexington
Nashville
Charlotte
Atlanta
Orlando
Tampa Bay
Naples

CORPORATE PROFILE

Fifth Third Bancorp is a diversified financial services company headquartered in Cincinnati, Ohio. As of December 31, 2011, the Company had $117 billion in assets and operated 15 affiliates with 1,316 full-service Banking Centers, including 104 Bank Mart® locations open seven days a week inside select grocery stores and 2,425 ATMs in Ohio, Kentucky, Indiana, Michigan, Illinois, Florida, Tennessee, West Virginia, Pennsylvania, Missouri, Georgia and North Carolina. Fifth Third operates four main businesses: Commercial Banking, Branch Banking, Consumer Lending and Investment Advisors. Fifth Third also has a 49% interest in Vantiv, LLC, formerly Fifth Third Processing Solutions, LLC. Fifth Third is among the largest money managers in the Midwest and, as of December 31, 2011, had $282 billion in assets under care, of which it managed $24 billion for individuals, corporations and not-for-profit organizations. Investor information and press releases can be viewed at www.53.com. Fifth Third's common stock is traded on the NASDAQ® National Global Select Market under the symbol "FITB." Member FDIC.

Fifth Third Bank.
The curious bank.

In 2011, we took steps to further differentiate ourselves in a changing financial landscape. We sought to evolve our brand to better reflect important changes we have made to the way we do business, including our consultative sales approach and customer experience initiatives, and to deliver what customers want and need in this new environment.

The new brand positioning, to be launched in March 2012, needed to reflect our current Vision, Purpose and Value Proposition and demonstrate a meaningful difference at Fifth Third as compared to other financial institutions. It also needed to remain true to the Bank's culture, history and operating principles. This work led us to:

Fifth Third Bank. *The curious bank.*

As part of our brand positioning, we want to take listening to the next level. Our bankers start with active, inspired listening that leads to smart solutions for our customers. We are passionately interested in what our customers say, and strive to integrate the voice of the customer into everything we do. Our bankers seek to know more, do more and create more, finding new ways to help people and businesses succeed, thus improving the lives and well-being of our customers and the communities we serve.

Curious people are different. They want to know more. They ask more questions. They listen carefully to the answers. Curious people make great scientists. Authors. Explorers. And, of course, bankers.

Curious bankers? Sounds odd at first. But when you think about it, wouldn't you rather bank with someone who was curious? Who wanted to know more about you and your needs?

Curiously enough, you'll find the most curious bankers working for a bank with the curious name: Fifth Third Bank.

Fifth Third bankers are different than other bankers. They want to know more about the people they serve. They go into the local community and ask questions. They listen, then take that information and think of new ways to help people.

And when you hear about a bank that's curious, you might want to know about it yourself.

Curious yet?

Fifth Third Bank. *The curious bank.*



Kevin T. Kabat
President and
Chief Executive Officer

A MESSAGE TO OUR SHAREHOLDERS

Dear Fifth Third Shareholders,

What's different about Fifth Third? This is an important question in this time of increased accountability. It's a question I ask myself and have come to expect from our shareholders and customers alike.

Throughout our rich history we've created a business model that's customer-centric, diversified and resilient. We have a highly engaged and talented team that strongly believes in the importance of customer service and support. And we have developed and continue to develop innovative solutions that drive value for our customers and sustainable revenue for our Company. These are just a few of the qualities that make Fifth Third different — qualities that lead current and new customers to build relationships with us every day, in communities throughout the Midwest, Southeast and elsewhere. They are qualities we aim to demonstrate through thoughtful interactions with our customers, consulting with them to learn more about their needs and aspirations, and providing them with better solutions so that their goals are achieved.

We seek to engage with our customers by listening and understanding what matters most to them. We incorporate what we learn into product and relationship alternatives that fit the way they prefer to do business with us. That allows us to provide the products and services that customers actually find valuable, letting them choose how they pay for the products and services that they use. It sounds simple, but we've been surprised to hear directly from consumers how few banks actually do this.

We believe this approach to our relationships with customers is the way to create long-term value for both our customers and shareholders. And we believe it is working. 2011 was our most profitable year since 2006, and net income available to common shareholders more than doubled

2011 was our most profitable year since 2006, and **net income** available to common shareholders more than **doubled** compared with 2010.

compared with 2010. We earned a return on assets of 1.15 percent, significantly higher than most of our peers. We believe our ability to generate those results reflects the difference in our local market knowledge, the difference in our business model, and a profoundly different banking experience than offered by many of our peers. And our customers tell us and others, through internal and external measures, that the quality of their experience with Fifth Third is different and better. In a recent Forrester Research customer experience report, Fifth Third's score increased significantly over last year and outscored the bank industry average.* While we are pleased with these results, we still have room for improvement and fundamentally believe that the work of client satisfaction never ends.

A DIFFERENTIATED BUSINESS MODEL

We have long discussed the benefits of our affiliate model — the capabilities and expertise of a large commercial bank and the local market orientation of a community bank. Although features of our model have changed over the past several years — for example, centralizing certain risk management and operational functions — I believe that at present we have an optimal mix of a locally integrated and customer-centric organization with local decision-making and accountability, while also offering a consistent brand identity and experience across our footprint. These changes are a source of additional strength, as we have enabled our business to effectively compete in a world that is changing, while continuing to best serve the interests of our customers and shareholders.

We've historically been a company that's met challenges through innovation, and our ability to be flexible in implementing improvements is unparalleled by competitors. As examples, over the past couple of years we've introduced our Relationship Savings product, our Remote Currency Manager solution, and most recently, the DUO Card. Our Relationship Savings product has attracted $14 billion in balances since its inception nearly three years ago. Our Remote Currency Manager product, one of the treasury management solutions we developed, continues to attract business and generated about $10 million in annual revenue in 2011. In late August, we launched the DUO Card — the first payment card in the United States to offer dual function as both a debit and credit card. It permits the customer at the point of sale to pay with debit or credit, at his or her option, with just one card. It is simple and empowers customers to choose how to manage their expenditures. Innovations like these — whether products and services, the technology used to deliver them, or the way we sell them — enable us to meet

* The Customer Experience Index, 2012, Forrester Research, Inc., January 23, 2012.

customer needs while creating new revenue streams, building market share, and driving profitable results.

We also understand the importance of providing our customers with options when it comes to accessing and servicing their accounts. Customers are increasingly opting to use alternative service channels such as Internet and mobile banking when it comes to interacting with the Bank and managing their finances. In 2011, we enhanced our mobile distribution channels with the addition of a downloadable mobile app, a mobile banking website and text banking. We upgraded our online bill pay system with enhancements including expedited payments functionality and new budgeting tools to track account balances against pending and scheduled payments. Finally, we increased our presence on social media channels with a dedicated team responding to customers in this newest business arena.

We believe that our commitment to and focus on doing the right thing for our customers fits well with new legislative and regulatory developments. As a result, while many of our larger competitors will need to rework their operating models to conform with new rules and requirements, we believe we will have a competitive advantage in our ability to remain laser-focused on serving our customers and doing what we do well already.

A DIFFERENT ENVIRONMENT

Entering 2011, we expected the recovery to take some time before it returned to meaningful and sustained economic growth. And, until about mid-year, we saw fairly significant improvement in economic trends. However, many events conspired to slow the progress of the global economy, most notably the impact of concerns over European sovereign debt and the disruption created by the debate over the national debt ceiling and downgrades to U.S. debt. In reaction, the Federal Reserve embarked on a program to bring down long-term interest rates which has been successful but which makes for a difficult environment for banks, whose revenues are in part dependent on spreads between short- and long-term rates.

One of the most significant continuing challenges remains the situation in Europe. Fifth Third has very little direct exposure to European problem areas. We have less than $200 million in total exposure to companies headquartered in the five European peripheral nations of Greece, Ireland, Italy, Portugal and Spain, the vast majority of which is to U.S. subsidiaries of those companies. We don't have significant exposure to European banks — less than $200 million — and we don't have a significant trading book that could be negatively affected by the potential sale of assets by European financial institutions. Despite this, we are not isolated from events on the world stage, and the U.S. economy is not immune to the effects of global disruptions.

That being said, we are beginning to see some positive signals of renewed momentum in the domestic economy. Throughout the year, the U.S. Gross Domestic Product (GDP) grew modestly and manufacturing activity expanded at a solid pace, although progress has been uneven. The labor market is gradually improving, with the unemployment rate declining to 8.5 percent at the end of 2011, its lowest rate since early 2009. Consumer spending is slowly recovering, although we're seeing higher savings rates than in years past. That is a good thing for the U.S. economy long-term, providing future support for investment and economic activity, but it slows the pace of the current recovery. Overall, while economic growth is lower than typical for this stage of recovery following a recession, the trough seems behind us and trends seem to be improving.

U.S. stock market trends reflected these developments. After a strong start to the year, the market moved sideways, with U.S. banks trading in correlation with European banks despite little obvious connection to those issues. Toward the end

Fifth Third's 2011 results exemplified the **resiliency** of our business model and the **strength** of our strategic plan.

of the year, the market and U.S. banks experienced a rally that erased most, but not all, of the effects of these developments. Fifth Third's total shareholder return (stock price plus dividends) was negative 11 percent, in line with the S&P Banks Index, and compared with a modest 2 percent increase for the broader S&P 500. As a result, the strong continued improvement in our financial performance was clearly not reflected in the performance of our stock. We believe that as we move into 2012, we're well-positioned to demonstrate continued solid results with a business platform that is underleveraged relative to its capacity to support a larger level of activity and assets. Economic and lending activity at the end of 2011 and early stage of this year suggest that 2012 is off to a fairly good start. We have reason to hope that the market will reward us and other strong performing U.S. banks for the solid returns we generate and our ability to distribute significant amounts of capital and investment return to shareholders.

DIFFERENTIAL RESULTS

Fifth Third's 2011 results exemplified the resiliency of our business model and the strength of our strategic plan. As I noted earlier, we reported full year net income available to common shareholders of $1.1 billion, the highest since 2006 and more than double 2010's result. Return on assets levels moved back above 1 percent in the fourth quarter of 2010 and have remained around that level throughout 2011. We believe that Fifth Third is capable of generating a return on assets in the 1.3 to 1.5 percent range on a normalized basis longer-term. Although the current environment is not normal, we believe our results have demonstrated that we're well-positioned to achieve our profitability goals when those conditions prevail.

In February 2011, we redeemed the U.S. Treasury's $3.4 billion preferred stock investment, following successful equity and debt offerings in which the Company raised more than $2.7 billion. In March we chose to repurchase the related warrant issued to the United States Treasury for $280 million. With these actions, Fifth Third completely exited all crisis-era government programs, well ahead of many large banks that continue to have federally guaranteed debt outstanding.

Core operating results in 2011 remained strong, as demonstrated by the strength and consistency of our pre-provision net revenue,* which was well over $2 billion for the third year in a row. This is a solid result in a challenging environment that has been more than sufficient to absorb losses while at the same time contributing to the generation of additional equity and capital.

Net interest income and net interest margin were relatively stable in 2011, despite historically low interest rates that prevailed throughout the year,

* Non-GAAP measure. For further information, see the Non-GAAP Financial Measures section of MD&A.

particularly in the second half. We posted solid loan growth, earlier than many peers, with average balances increasing each quarter throughout the year. Total portfolio loan growth at year-end was 5 percent, driven by solid originations particularly in commercial and industrial (C&I), residential mortgage and automobile loans. C&I origination volumes have been at historically high levels and production has been broad-based across a number of industries and geographies. Consumer mortgage production was strong throughout the year due to increased refinancings as rates remained at historically low levels. Auto loan originations benefitted from our well-established and continuous presence in the indirect auto market. Looking at the other side of the balance sheet, our liquidity levels are high as commercial and retail customers remain very cautious. Reflecting this, average transaction deposit account balances (primarily demand, savings and money market accounts) increased in 2011 by $6.7 billion, or 10 percent.

Noninterest income streams have been challenged by new legislation and regulations, including the recent effect of the debit service charge legislation. Card and processing revenue, which includes debit card issuer interchange revenue, declined 3 percent, while deposit fees declined 9 percent due to changes in overdraft policies and consumer behavior. As we enter 2012, we believe most of the negative impact of regulatory reform activity is already reflected in our results. In adapting to these changes, we will be incorporating what we learn from our customers to ensure that they receive value for what they pay us, and that we are paid appropriately for the services we provide. We have otherwise seen solid results in many of our fee income streams, with mortgage banking net revenue of $597 million the result of the low interest rate environment and significant gains in market share by Fifth Third as weaker competitors have left the market.

Noninterest expense declined $97 million, or 3 percent. These results reflect our efforts to remain disciplined on the expense front while the economic environment remained sluggish, and include credit-related costs that remain somewhat elevated at this stage of the recovery. We'll continue to manage expenses very carefully going forward, especially while the direction of the economy remains uncertain. Our efficiency ratio (expenses as a percentage of revenue) of 62 percent, while below most of our peers, remains higher than the level where we would expect to operate longer-term in a more normal environment.

Provision expense for loan and lease losses declined more than $1.1 billion from 2010, reflecting significant improvements in credit results. Net charge-offs also declined $1.2 billion to their lowest level since 2007, and nonperforming assets, including loans held-for-sale, declined more than $500 million. The improvement in credit trends allowed us to reduce our loan loss reserves by $749 million during the year, although reserve levels and coverage ratios remain strong at 2.78 percent of loans and 157 percent of nonperforming portfolio loans.

Industry capital levels have been an important focus of financial reform, and our capital ratios are stronger than at any other time in the Company's recent history. Our capital is well in excess of our established internal targets as well as required regulatory well-capitalized minimums and proposed future standards. Our Tier 1 common* ratio was 9.4 percent and increased 187 basis points compared with 2010, and our Tier 1 capital ratio was 11.9 percent at year-end, relative to the U.S. regulatory well-capitalized minimum of 6 percent.

Our strong capital position, together with superior earnings generation and rapidly improving credit results, place Fifth Third in a strong position to increase returns of capital to shareholders. We increased our dividend level twice during 2011,

* Non-GAAP measure. For further information, see the Non-GAAP Financial Measures section of MD&A.

We will remain **focused** on driving innovative solutions, with knowledgeable bankers attuned to local markets, **listening** to our customers and assisting them in creating **solutions** to meet their needs and enabling them to take advantage of new **opportunities.**

ending the year with a quarterly dividend of $0.08 per share. We expect to recommend to the Board of Directors that the common dividend be further increased in 2012, although that will be subject to a Board decision at the appropriate time. We also expect to recommend that we begin periodic repurchases of common shares in order to enable us to better manage what is now an excess capital position, representing another source of return of capital to our shareholders. We have submitted a capital plan to the Federal Reserve that incorporates such actions under the new Capital Plan Rule and capital evaluation processes for the 31 largest U.S. bank holding companies. The Federal Reserve is expected to respond to these plans in mid-March.

DIFFERENCE IN PROSPECTS

The past several years have been transformative for the financial services industry. In 2011, we continued to adapt to a new way of operating that is a product of both heightened regulatory standards and the state of the economic recovery. The Dodd-Frank Wall Street Reform and Consumer Protection Act entered a substantial part of its rule-making phase this past year, with nearly one-third of an estimated 400 rules proposed, but only about 20 percent finalized. The goals of reform are clear and we continue to support the objectives related to reducing risk in the industry and stabilizing the economy and financial markets. While many of the rules have yet to be implemented, we believe that the direction of regulatory reform aligns well with our mix of businesses and products and with our approach to delivering customer value.

Although challenges remain, I firmly believe that 2012 and the future hold significant promise for Fifth Third. We will remain focused on driving innovative solutions, with knowledgeable bankers attuned to local markets, listening to our customers and assisting them in creating solutions to meet their needs and enabling them to take advantage of new opportunities. We aim to be the first choice and the trusted advisor for our retail and commercial customers.

I appreciate our employees' ingenuity and continued focus on our customers every day. You can rest assured that we will never stop exploring, pursuing and implementing new and better ways to deliver value to our customers and shareholders.

Sincerely,



Kevin T. Kabat
President and Chief Executive Officer
February 2012

BRANCH BANKING

2011 BRANCH BANKING HIGHLIGHTS

$2.3 BILLION
TOTAL REVENUE

$18.8 BILLION
AVERAGE LOANS

$44.9 BILLION AVERAGE
CORE DEPOSITS

1,316 FULL-SERVICE
BANKING CENTERS

2,425 FULL-SERVICE ATMs

1.5 MILLION ONLINE
BANKING CUSTOMERS



BUSINESS DESCRIPTION

When people think of Fifth Third's Consumer Bank, they often think of Branch Banking. Our branches are where customers turn for checking and savings accounts, home equity loans and lines of credit, credit cards, direct loans for automobiles, and other personal financing needs, as well as products for small businesses, including cash management. Branches are an excellent starting point for customers within our footprint to begin to build a deep and lasting relationship with Fifth Third Bank.

CUSTOMER FOCUS

Daily interaction with customers and an intense effort to understand their needs have driven our business from day one. Fifth Third was among the first to pioneer banks inside grocery stores, and we also led the way with the Jeanie® ATM network. We advanced our technology in 2011 to introduce new mobile apps and improve Internet banking, text banking and online bill pay features. With today's customers more mobile than ever, we are, too. Other conveniences, such as the DUO Card — the nation's first combination debit/credit card — and Fifth Third Identity Alert, directly address our customers' desires and concerns.

For business customers, Fifth Third's Branch Banking provides more than a place for transactions. We are a robust business resource. We get to know our customers. We assess their changing needs in a changing environment, and we address those needs with smart, specific financial solutions on everything from loans to treasury management to employee savings plans and banking programs.

STRATEGY

Listening is the foundation of our Branch Banking strategy. We ask questions because we're curious about where customers are now, where they want to go and how we can help them get there.

What we're hearing is that customers want simplicity, straight-forward products, good value and a relationship.

Fifth Third aims to deliver. Our holistic approach to branch banking — combined with mobile convenience — works to improve the banking experience and solidify our position as a trusted financial partner.

CONSUMER LENDING

BUSINESS DESCRIPTION

Consumer Lending is the other side of the Fifth Third Consumer Bank experience. We provide solutions that enable customers to achieve their goals. Mortgages, student loans and auto loans that are originated through our various delivery channels positively impact not only our customers, but also the communities in which they live.

CUSTOMER FOCUS

Buying a car or house, financing an education and building a future are deeply personal events. Fifth Third's loan products are designed to be just as personal.

Each customer is different; each situation is different. We consistently work with borrowers to understand their financial situations and their goals. We provide expert advice from an integrated team, outstanding service from resourceful employees, and smart solutions that are tailored to the customer. This may include options that can help a customer pay off a loan faster by refinancing to a shorter term or lowering a rate to reduce the payment. We are committed to working with customers to create mutually beneficial outcomes.

STRATEGY

To evolve with the dynamic marketplace and meet the changing needs of customers, we continue to adjust our lending products and services. Our strategic focus is to surround each new and existing customer with a team of professional bankers committed to understanding their unique needs, providing options and working with them to identify the right solution.

We recognize that we are partners with most of our customers for the long term, and it's important for us to be trusted and valued over the life of the loan, and hopefully, for many years beyond. Customer experience and operational excellence work hand-in-hand to create that trust and value.

Our sales and service associates strive to achieve the highest ratings for customer experience while delivering operational excellence. In 2011, we advanced our mortgage origination market share within the top 20 and remained a top five market share leader within the non-captive prime auto lending space.

2011 CONSUMER LENDING
HIGHLIGHTS

$1.0 BILLION
TOTAL REVENUE

$20.9 BILLION
AVERAGE LOANS

$70.8 BILLION MORTGAGE
SERVICING PORTFOLIO

8,288 DEALER INDIRECT
AUTO LENDING NETWORK



COMMERCIAL BANKING

2011 COMMERCIAL BANKING
HIGHLIGHTS

$2.0 BILLION
TOTAL REVENUE

$38.5 BILLION
AVERAGE LOANS

$25.4 BILLION AVERAGE
CORE DEPOSITS

760 LARGE CORPORATE
CLIENT RELATIONSHIPS

2,200 LEAD MIDDLE MARKET
CLIENT RELATIONSHIPS

9,000 TREASURY
MANAGEMENT LEAD ACCOUNTS



BUSINESS DESCRIPTION

Fifth Third's Commercial line of business builds relationships with business, government and professional customers for a variety of smart financial solutions. We provide banking, cash management and financial services to middle market and large organizations. With customers ranging in size from those with $20 million in annual revenue to some of the world's largest companies, our bankers are valued partners in our customers' financial success. Our Commercial line of business offers traditional lending and depository offerings as well as global cash management, foreign exchange and international trade finance, derivatives and capital markets services, asset-based lending, real estate finance, public finance, commercial leasing and syndicated finance.

CUSTOMER FOCUS

Serving customers well requires understanding them. We stay close to customers through person-to-person interaction as well as surveys that work not only to understand their goals, but also to understand their expectations of us. We know, for example, that customers want more than products from their bank. They want ideas that build their success. They want results. Our Commercial team delivers with innovations such as:

- Remote Currency Manager, which automates cash handling in the marketplace and processed $5.6 billion in transactions in 2011. Already in use in more than 6,200 locations in 2011, Remote Currency Manager has significant growth opportunity.
- Our unique approach to the healthcare segment, with industry experts across the country, and specialized products like the RevLink Solutions platform.

STRATEGY

The Commercial line of business is committed to deepening both our customer understanding and our customer relationships. We have demonstrated this commitment by adding nearly three dozen capital market strategists and relationship managers over the past two years for the mid-corporate segment, working more closely with customer executives, fine-tuning the questions we ask of customers in strategy assessments and expanding our expertise in vertical industry categories, such as healthcare.

Expertise, experience, innovation and trust are valued in the marketplace. They are assets customers are willing to pay for as they work to build their business and in turn, build ours. We will continue to leverage these assets for the good of the Bank and the communities we serve.



2011 INVESTMENT ADVISORS HIGHLIGHTS

$486 MILLION TOTAL REVENUE

$2.0 BILLION AVERAGE LOANS

$6.8 BILLION AVERAGE CORE DEPOSITS

$24 BILLION ASSETS UNDER MANAGEMENT; $282 BILLION ASSETS UNDER CARE

INVESTMENT ADVISORS

BUSINESS DESCRIPTION

Investment Advisors is comprised of five distinct businesses, each tailored to the unique needs of its customers. Fifth Third Private Bank, Fifth Third Securities, Fifth Third Asset Management, Fifth Third Institutional Services and Fifth Third Insurance put more than 100 years of experience to work to help individual, business and institutional clients build and manage their wealth.

CLIENT FOCUS

Better ideas — and better solutions — begin with better listening. We take the time to listen, understand and collaborate. We are trusted advisors whose specialized approach acknowledges the needs, goals and expectations of clients:

- Fifth Third Private Bank serves the complex financial needs of the Bank's most affluent clients, with teams of professionals dedicated to helping clients achieve their financial goals.
- Fifth Third Securities helps individuals and families at every stage of their lives, offering retirement, investment and education planning, managed money, annuities and transactional brokerage services.
- Fifth Third Insurance helps clients minimize risk and protect wealth through insurance products and services such as life insurance, long-term care insurance, disability income protection and annuities.
- Fifth Third Asset Management provides asset management services to institutional clients and also advises the Company's proprietary family of mutual funds, Fifth Third Funds.
- Fifth Third Institutional Services provides consulting, investment and record-keeping services for corporations, financial institutions, foundations, endowments and not-for-profit organizations. Products include retirement plans, endowment management, planned giving and global and domestic custody services.

STRATEGY

Listening to our clients is at the heart of our strategy. This helps us build deeper relationships and fully understand their unique needs. These insights give us the information we need to offer the best ideas, education and solutions to help our clients achieve their financial goals.

Collaboration with our retail, commercial and business banking partners adds even more value, providing comprehensive financial advice for our clients and serving their wealth management needs. By leveraging our internal company partnerships, Investment Advisors provides the Bank with ongoing fee revenue at low incremental capital, and provides our clients with complete, powerful financial solutions from one trusted advisor.

COMMUNITY GIVING

Embracing the truth that knowledge brings power, Fifth Third Bank expanded efforts to empower individuals and communities financially in 2011.

We moved our alliance with Dave Ramsey's company, The Lampo Group, to the next level. In 2010, we underwrote Ramsey's high school curriculum in schools located in CRA-qualified communities throughout our footprint. In 2011, we achieved deep penetration in 1,256 schools in 11 markets, including over 630 in low- and moderate-income areas. By working with Dave Ramsey, a nationally syndicated radio host and money management expert, our Company will be able to bring financial education to 100,000 students at no cost to them over the next several years. Our alliance with The Lampo Group will expand again in 2012 to our remaining affiliates: Chicago, Eastern Michigan, Western Michigan and North Carolina. We also will reach CRA-qualified schools near our banking centers in Georgia, Pennsylvania and Missouri.

Likewise, the Fifth Third Bank Young Bankers Club continued last year. Our youth financial literacy program puts our employees into fifth-grade classrooms for 10 weeks to introduce kids to basic financial concepts. Over 6,000 students have graduated since the program's inception, and in 2011, we cemented plans to implement the program in all of our geographic markets beginning in 2012.

Our mission to bring financial education into the community again went on the road through our eBus initiative. Last year eBus I, in operation since 2004, was joined by our second eBus, the Fifth Third Financial Empowerment Mobile II. Our investment enabled us to double the impact of our travels into low- and moderate-income communities. Both buses, armed with our financial experts, did tours last year in nearly 80 cities to take financial education directly to underserved individuals and communities.

Our Company also made a community impact through a $6.3 million employee donation to United Way; $3.4 million in grants to non-profit and community organizations from the Fifth Third Foundation; and a $185 million investment in redevelopment projects through the Fifth Third Community Development Corporation. We also focused efforts on environmental sustainability by opening two LEED-certified banking centers in our footprint and instituting a recycling program on our Operations campus in Madisonville, Ohio.

More information about our financial empowerment initiatives is available at:
www.53.com/financial-empowerment
The 2011 Corporate Social Responsibility Report will be available in May 2012 at: **www.53.com/csrreport.**



Fifth Third brought its Financial Empowerment Mobile to Augusta, Ga.'s Community Wellness Day in 2011. Guests were able to board the bus to get free financial counseling, get their credit score and gain access to financial services. Photo by Sally Kolar, www.sallykolar.com.



FIFTH THIRD BANCORP

2011 ANNUAL REPORT
FINANCIAL CONTENTS



Received SEC
MAR 13 2012
Washington, DC 20549

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements about Fifth Third Bancorp and/or the company as combined acquired entities within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, that involve inherent risks and uncertainties. This report may contain certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Fifth Third Bancorp and/or the combined company including statements preceded by, followed by or that include the words or phrases such as "will likely result," "may," "are expected to," "is anticipated," "estimate," "forecast," "projected," "intends to," or may include other similar words or phrases such as "believes," "plans," "trend," "objective," "continue," "remain," or similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "might," "can," or similar verbs. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) general economic conditions and weakening in the economy, specifically the real estate market, either nationally or in the states in which Fifth Third, one or more acquired entities and/or the combined company do business, are less favorable than expected; (2) deteriorating credit quality; (3) political developments, wars or other hostilities may disrupt or increase volatility in securities markets or other economic conditions; (4) changes in the interest rate environment reduce interest margins; (5) prepayment speeds, loan origination and sale volumes, charge-offs and loan loss provisions; (6) Fifth Third's ability to maintain required capital levels and adequate sources of funding and liquidity; (7) maintaining capital requirements may limit Fifth Third's operations and potential growth; (8) changes and trends in capital markets; (9) problems encountered by larger or similar financial institutions may adversely affect the banking industry and/or Fifth Third; (10) competitive pressures among depository institutions increase significantly; (11) effects of critical accounting policies and judgments; (12) changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board (FASB) or other regulatory agencies; (13) legislative or regulatory changes or actions, or significant litigation, adversely affect Fifth Third, one or more acquired entities and/or the combined company or the businesses in which Fifth Third, one or more acquired entities and/or the combined company are engaged, including the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act); (14) ability to maintain favorable ratings from rating agencies; (15) fluctuation of Fifth Third's stock price; (16) ability to attract and retain key personnel; (17) ability to receive dividends from its subsidiaries; (18) potentially dilutive effect of future acquisitions on current shareholders' ownership of Fifth Third; (19) effects of accounting or financial results of one or more acquired entities; (20) difficulties from the separation of Vantiv Holding, LLC from Fifth Third; (21) loss of income from any sale or potential sale of businesses that could have an adverse effect on Fifth Third's earnings and future growth; (22) ability to secure confidential information through the use of computer systems and telecommunications networks; and (23) the impact of reputational risk created by these developments on such matters as business generation and retention, funding and liquidity.

GLOSSARY OF TERMS

Fifth Third Bancorp provides the following list of acronyms as a tool for the reader. The acronyms identified below are used in Management's Discussion and Analysis of Financial Condition and Results of Operations, the Consolidated Financial Statements and in the Notes to Consolidated Financial Statements.

ALCO: Asset Liability Management Committee
ALLL: Allowance for Loan and Lease Losses
ARM: Adjustable Rate Mortgage
ATM: Automated Teller Machine
BOLI: Bank Owned Life Insurance
bps: Basis points
CCAR: Comprehensive Capital Analysis and Review
CDC: Fifth Third Community Development Corporation
CFPB: United States Consumer Financial Protection Bureau
C&I: Commercial and Industrial
CPP: Capital Purchase Program
CRA: Community Reinvestment Act
DCF: Discounted Cash Flow
DDAs: Demand Deposit Accounts
DIF: Deposit Insurance Fund
ERISA: Employee Retirement Income Security Act
ERM: Enterprise Risk Management
ERMC: Enterprise Risk Management Committee
EVE: Economic Value of Equity
FASB: Financial Accounting Standards Board
FDIC: Federal Deposit Insurance Corporation
FHLB: Federal Home Loan Bank
FHLMC: Federal Home Loan Mortgage Corporation
FICO: Fair Isaac Corporation (credit rating)
FNMA: Federal National Mortgage Association
FRB: Federal Reserve Bank
FTAM: Fifth Third Asset Management, Inc.
FTE: Fully Taxable Equivalent
FTP: Funds Transfer Pricing
FTPS: Fifth Third Processing Solutions, now Vantiv Holding, LLC
FTS: Fifth Third Securities
GNMA: Government National Mortgage Association
GSE: Government Sponsored Enterprise
IFRS: International Financial Reporting Standards
IPO: Initial Public Offering
IRC: Internal Revenue Code
IRS: Internal Revenue Service
LIBOR: London InterBank Offered Rate
LLC: Limited Liability Company
LTV: Loan-to-Value
MD&A: Management's Discussion and Analysis of Financial Condition and Results of Operations
MSR: Mortgage Servicing Right
NII: Net Interest Income
NM: Not Meaningful
NYSE: New York Stock Exchange
OCI: Other Comprehensive Income
OREO: Other Real Estate Owned
OTTI: Other-Than-Temporary Impairment
PMI: Private Mortgage Insurance
RSAs: Restricted Stock Awards
SARs: Stock Appreciation Rights
SEC: United States Securities and Exchange Commission
SCAP: Supervisory Capital Assessment Program
TARP: Troubled Asset Relief Program
TBA: To Be Announced
TDR: Troubled Debt Restructuring
TLGP: Temporary Liquidity Guarantee Program
TSA: Transition Service Agreement
U.S. GAAP: Accounting principles generally accepted in the United States of America
VIE: Variable Interest Entity
VRDN: Variable Rate Demand Note

The following is MD&A of certain significant factors that have affected Fifth Third Bancorp's (the "Bancorp" or "Fifth Third") financial condition and results of operations during the periods included in the Consolidated Financial Statements, which are a part of this filing. Reference to the Bancorp incorporates the parent holding company and all consolidated subsidiaries.

TABLE 1: SELECTED FINANCIAL DATA

For the years ended December 31 ($ in millions, except for per share data)		**2011**	2010	2009	2008	2007
Income Statement Data						
Net interest income[(a)]	$	**3,575**	3,622	3,373	3,536	3,033
Noninterest income		**2,455**	2,729	4,782	2,946	2,467
Total revenue[(a)]		**6,030**	6,351	8,155	6,482	5,500
Provision for loan and lease losses		**423**	1,538	3,543	4,560	628
Noninterest expense		**3,758**	3,855	3,826	4,564	3,311
Net income (loss) attributable to Bancorp		**1,297**	753	737	(2,113)	1,076
Net income (loss) available to common shareholders		**1,094**	503	511	(2,180)	1,075
Common Share Data						
Earnings per share, basic	$	**1.20**	0.63	0.73	(3.91)	1.99
Earnings per share, diluted		**1.18**	0.63	0.67	(3.91)	1.98
Cash dividends per common share		**0.28**	0.04	0.04	0.75	1.70
Book value per share		**13.92**	13.06	12.44	13.57	17.18
Market value per share		**12.72**	14.68	9.75	8.26	25.13
Financial Ratios (%)						
Return on assets		**1.15** %	0.67	0.64	(1.85)	1.05
Return on average common equity		**9.0**	5.0	5.6	(23.0)	11.2
Dividend payout ratio		**23.3**	6.3	5.5	NM	85.4
Average equity as a percent of average assets		**11.41**	12.22	11.36	8.78	9.35
Tangible common equity[(b)]		**8.68**	7.04	6.45	4.23	6.14
Net interest margin[(a)]		**3.66**	3.66	3.32	3.54	3.36
Efficiency[(a)]		**62.3**	60.7	46.9	70.4	60.2
Credit Quality						
Net losses charged off	$	**1,172**	2,328	2,581	2,710	462
Net losses charged off as a percent of average loans and leases		**1.49** %	3.02	3.20	3.23	0.61
ALLL as a percent of loans and leases		**2.78**	3.88	4.88	3.31	1.17
Allowance for credit losses as a percent of loans and leases[(c)]		**3.01**	4.17	5.27	3.54	1.29
Nonperforming assets as a percent of loans, leases and other assets, including other real estate owned[(d)] [(e)]		**2.23**	2.79	4.22	2.38	1.25
Average Balances						
Loans and leases, including held for sale	$	**80,214**	79,232	83,391	85,835	78,348
Total securities and other short-term investments		**17,468**	19,699	18,135	14,045	12,034
Total assets		**112,666**	112,434	114,856	114,296	102,477
Transaction deposits[(f)]		**72,392**	65,662	55,235	52,680	50,987
Core deposits[(g)]		**78,652**	76,188	69,338	63,815	61,765
Wholesale funding[(h)]		**16,939**	18,917	28,539	36,261	27,254
Bancorp shareholders' equity		**12,851**	13,737	13,053	10,038	9,583
Regulatory Capital Ratios (%)						
Tier I capital		**11.91** %	13.89	13.30	10.59	7.72
Total risk-based capital		**16.09**	18.08	17.48	14.78	10.16
Tier I leverage		**11.10**	12.79	12.34	10.27	8.50
Tier I common equity[(b)]		**9.35**	7.48	6.99	4.37	5.72

(a) *Amounts presented on an FTE basis. The FTE adjustment for years ended* ***December 31, 2011****, 2010, 2009, 2008, and 2007 were* ***$18****, $18, $19, $22 and $24, respectively.*
(b) *The return on average tangible common equity, tangible common equity and Tier I common equity ratios are non-GAAP measures. For further information, see the Non-GAAP Financial Measures section of the MD&A.*
(c) *The allowance for credit losses is the sum of the ALLL and the reserve for unfunded commitments.*
(d) *Excludes nonaccrual loans held for sale.*
(e) *The Bancorp modified its nonaccrual policy in 2009 to exclude consumer TDR loans less than 90 days past due as they were performing in accordance with restructuring terms. For comparability purposes, prior periods were adjusted to reflect this reclassification.*
(f) *Includes demand, interest checking, savings, money market and foreign office deposits.*
(g) *Includes transaction deposits plus other time deposits.*
(h) *Includes certificates $100,000 and over, other deposits, federal funds purchased, short-term borrowings and long-term debt.*

TABLE 2: QUARTERLY INFORMATION (unaudited)

	2011				2010			
For the three months ended ($ in millions, except per share data)	**12/31**	**9/30**	**6/30**	**3/31**	12/31	9/30	6/30	3/31
Net interest income (FTE)	**$920**	**902**	**869**	**884**	919	916	887	901
Provision for loan and lease losses	**55**	**87**	**113**	**168**	166	457	325	590
Noninterest income	**550**	**665**	**656**	**584**	656	827	620	627
Noninterest expense	**993**	**946**	**901**	**918**	987	979	935	956
Net income (loss) attributable to Bancorp	**314**	**381**	**337**	**265**	333	238	192	(10)
Net income (loss) available to common shareholders	**305**	**373**	**328**	**88**	270	175	130	(72)
Earnings per share, basic	**0.33**	**0.41**	**0.36**	**0.10**	0.34	0.22	0.16	(0.09)
Earnings per share, diluted	**0.33**	**0.40**	**0.35**	**0.10**	0.33	0.22	0.16	(0.09)

OVERVIEW

Fifth Third Bancorp is a diversified financial services company headquartered in Cincinnati, Ohio. At December 31, 2011, the Bancorp had $117 billion in assets, operated 15 affiliates with 1,316 full-service Banking Centers, including 104 Bank Mart® locations open seven days a week inside select grocery stores, and 2,425 ATMs in 12 states throughout the Midwestern and Southeastern regions of the United States. The Bancorp reports on four business segments: Commercial Banking, Branch Banking, Consumer Lending and Investment Advisors. The Bancorp also has a 49% interest in Vantiv Holding, LLC, formerly Fifth Third Processing Solutions, LLC.

This overview of MD&A highlights selected information in the financial results of the Bancorp and may not contain all of the information that is important to you. For a more complete understanding of trends, events, commitments, uncertainties, liquidity, capital resources and critical accounting policies and estimates, you should carefully read this entire document. Each of these items could have an impact on the Bancorp's financial condition, results of operations and cash flows. In addition, see the Glossary of Terms in this report for a list of acronyms included as a tool for the reader of this annual report on Form 10-K. The acronyms identified therein are used throughout this MD&A, as well as the Consolidated Financial Statements and Notes to Consolidated Financial Statements.

The Bancorp believes that banking is first and foremost a relationship business where the strength of the competition and challenges for growth can vary in every market. The Bancorp believes its affiliate operating model provides a competitive advantage by emphasizing individual relationships. Through its affiliate operating model, individual managers at all levels within the affiliates are given the opportunity to tailor financial solutions for their customers.

The Bancorp's revenues are dependent on both net interest income and noninterest income. For the year ended December 31, 2011, net interest income, on a FTE basis, and noninterest income provided 59% and 41% of total revenue, respectively. The Bancorp derives the majority of its revenues within the United States from customers domiciled in the United States. Revenue from foreign countries and external customers domiciled in foreign countries is immaterial to the Bancorp's Consolidated Financial Statements. Changes in interest rates, credit quality, economic trends and the capital markets are primary factors that drive the performance of the Bancorp. As discussed later in the Risk Management section, risk identification, measurement, monitoring, control and reporting are important to the management of risk and to the financial performance and capital strength of the Bancorp.

Net interest income is the difference between interest income earned on assets such as loans, leases and securities, and interest expense incurred on liabilities such as deposits, short-term borrowings and long-term debt. Net interest income is affected by the general level of interest rates, the relative level of short-term and long-term interest rates, changes in interest rates and changes in the amount and composition of interest-earning assets and interest-bearing liabilities. Generally, the rates of interest the Bancorp earns on its assets and pays on its liabilities are established for a period of time. The change in market interest rates over time exposes the Bancorp to interest rate risk through potential adverse changes to net interest income and financial position. The Bancorp manages this risk by continually analyzing and adjusting the composition of its assets and liabilities based on their payment streams and interest rates, the timing of their maturities and their sensitivity to changes in market interest rates. Additionally, in the ordinary course of business, the Bancorp enters into certain derivative transactions as part of its overall strategy to manage its interest rate and prepayment risks. The Bancorp is also exposed to the risk of losses on its loan and lease portfolio, as a result of changing expected cash flows caused by loan defaults and inadequate collateral due to a weakened economy within the Bancorp's footprint.

Net interest income, net interest margin and the efficiency ratio are presented in MD&A on a FTE basis. The FTE basis adjusts for the tax-favored status of income from certain loans and securities held by the Bancorp that are not taxable for federal income tax purposes. The Bancorp believes this presentation to be the preferred industry measurement of net interest income as it provides a relevant comparison between taxable and non-taxable amounts.

Noninterest income is derived primarily from mortgage banking net revenue, service charges on deposits, corporate banking revenue, investment advisory revenue and card and processing revenue. Noninterest expense is primarily driven by personnel costs, occupancy expenses, costs incurred in the origination of loans and leases and insurance premiums paid to the FDIC.

Common Stock and Senior Notes Offerings

On January 25, 2011, the Bancorp raised $1.7 billion in new common equity through the issuance of 121,428,572 shares of common stock in an underwritten offering at an initial price of $14.00 per share. On January 24, 2011, the underwriters exercised their option to purchase an additional 12,142,857 shares at the offering price of $14.00 per share. In connection with this exercise, the Bancorp entered into a forward sale agreement which resulted in a final net payment of 959,821 shares on February 4, 2011.

On January 25, 2011, the Bancorp issued $1.0 billion of Senior notes to third party investors, and entered into a Supplemental Indenture dated January 25, 2011 with Wilmington Trust Company, as Trustee, which modifies the existing Indenture for Senior Debt Securities dated April 30, 2008 between the Bancorp and the Trustee. The Supplemental Indenture and the Indenture define the rights of the Senior notes, which Senior notes are represented by Global Securities dated as of January 25, 2011. The Senior notes bear a fixed rate of interest of 3.625% per annum. The notes are unsecured, senior obligations of the Bancorp. Payment of the full principal amount of the notes will be due upon maturity on January 25, 2016. The notes will not be subject to the redemption at the Bancorp's option at any time prior to maturity.

Repurchase of Outstanding TARP Preferred Stock

As further discussed in Note 23 of the Notes to Consolidated Financial Statements, on December 31, 2008, the Bancorp issued $3.4 billion of Fixed Rate Cumulative Perpetual Preferred Stock, Series F, and related warrants to the U.S. Treasury under the U.S. Treasury's CPP.

On February 2, 2011, the Bancorp redeemed all 136,320 shares of its Series F Preferred Stock held by the U.S. Treasury. As discussed above, the net proceeds from the Bancorp's January 2011 common stock and senior notes offerings and other funds were used to redeem the $3.4 billion of Series F Preferred Stock.

In connection with the redemption of the Series F preferred Stock, the Bancorp accelerated the accretion of the remaining issuance discount on the Series F Preferred Stock and recorded a corresponding reduction in retained earnings of $153 million. This resulted in a one-time, noncash reduction in net income available to common shareholders and related basic and diluted earnings per share. Dividends of $15 million were paid on February 2, 2011 when the Series F Preferred Stock was redeemed. The Bancorp paid total dividends of $356 million to the U.S. Treasury while the Series F Preferred Stock was outstanding.

On March 16, 2011, the Bancorp repurchased the warrant issued to the U.S. Treasury in connection with the CPP preferred stock investment at an agreed upon price of $280 million, which was recorded as a reduction to capital surplus in the Bancorp's Consolidated Financial Statements. The warrant gave the U.S.

Treasury the right to purchase 43,617,747 shares of the Bancorp's common stock at $11.72 per share.

Redemption of Trust Preferred Securities

On March 18, 2011, the Bancorp announced that the FRB did not object to the Bancorp's capital plan submitted under the FRB's 2011 CCAR. Pursuant to this plan, during the second quarter of 2011 the Bancorp redeemed certain trust preferred securities, totalling $452 million, which related to the Fifth Third Capital Trust VII, First National Bankshares Statutory Trust I and R&G Capital Trust II, LLT. During the third quarter of 2011, pursuant to the previously mentioned plan, the Bancorp redeemed certain trust preferred securities, totalling $40 million, which related to the R&G Crown Cap Trust IV and First National Bankshares Statutory Trust II. During the fourth quarter of 2011, pursuant to the previously mentioned plan, the Bancorp redeemed certain trust preferred securities, totalling $25 million, which related to the RG Crown Cap Trust I. As a result of these redemptions, the Bancorp recorded a $7 million gain on the extinguishment of this debt within other noninterest expense in the Bancorp's Consolidated Statements of Income.

Legislative Developments

On July 21, 2010, the Dodd-Frank Act was signed into law. This act implements changes to the financial services industry and affects the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The legislation establishes a CFPB responsible for implementing and enforcing compliance with consumer financial laws, changes the methodology for determining deposit insurance assessments, gives the FRB the ability to regulate and limit interchange rates charged to merchants for the use of debit cards, enacts new limitations on proprietary trading, broadens the scope of derivative instruments subject to regulation, requires on-going stress tests and the submission of annual capital plans for certain organizations and requires changes to regulatory capital ratios. This act also calls for federal regulatory agencies to conduct multiple studies over the next several years in order to implement its provisions.

The Bancorp was impacted by a number of the components of the Dodd-Frank Act which were implemented during 2011. The CFPB began operations on July 21, 2011. The CFPB holds primary responsibility for regulating consumer protection by enforcing existing consumer laws, writing new consumer legislation, conducting bank examinations, monitoring and reporting on markets, as well as collecting and tracking consumer complaints. The FRB final rule implementing the Dodd-Frank Act's "Durbin Amendment", which limits debit card interchange fees, was issued on July 21, 2011 for transactions occurring after September 30, 2011. The final rule establishes a cap on the fees banks with more than $10 billion in assets can charge merchants for debit card transactions. The fee was set at $.21 per transaction plus an additional 5 bps of the transaction amount and $.01 to cover fraud losses. The FRB repealed Regulation Q as mandated by the Dodd-Frank Act on July 21, 2011. Regulation Q was implemented as part of the Glass-Steagall Act in the 1930's and provided a prohibition against the payment of interest on demand deposits. While the total impact of the Dodd-Frank Act on Fifth Third is not currently known, the impact is expected to be substantial and may have an adverse impact on Fifth Third's financial performance and growth opportunities.

TABLE 3: CONDENSED CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31 ($ in millions, except per share data)	2011	2010	2009	2008	2007
Interest income (FTE)	$ 4,236	4,507	4,687	5,630	6,051
Interest expense	661	885	1,314	2,094	3,018
Net interest income (FTE)	3,575	3,622	3,373	3,536	3,033
Provision for loan and lease losses	423	1,538	3,543	4,560	628
Net interest income (loss) after provision for loan and lease losses (FTE)	3,152	2,084	(170)	(1,024)	2,405
Noninterest income	2,455	2,729	4,782	2,946	2,467
Noninterest expense	3,758	3,855	3,826	4,564	3,311
Income (loss) before income taxes (FTE)	1,849	958	786	(2,642)	1,561
Fully taxable equivalent adjustment	18	18	19	22	24
Applicable income tax expense (benefit)	533	187	30	(551)	461
Net income (loss)	1,298	753	737	(2,113)	1,076
Less: Net income attributable to noncontrolling interests	1	-	-	-	-
Net income (loss) attributable to Bancorp	1,297	753	737	(2,113)	1,076
Dividends on preferred stock	203	250	226	67	1
Net income (loss) available to common shareholders	$ 1,094	503	511	(2,180)	1,075
Earnings per share	$ 1.20	0.63	0.73	(3.91)	1.99
Earnings per diluted share	1.18	0.63	0.67	(3.91)	1.98
Cash dividends declared per common share	$ 0.28	0.04	0.04	0.75	1.70

Earnings Summary

The Bancorp's net income available to common shareholders for the year ended December 31, 2011 was $1.1 billion, or $1.18 per diluted share, which was net of $203 million in preferred stock dividends. The Bancorp's net income available to common shareholders for the year ended December 31, 2010 was $503 million, or $0.63 per diluted share, which was net of $250 million in preferred stock dividends. The preferred stock dividends during 2011 included $153 million in discount accretion resulting from the Bancorp's repurchase of Series F preferred stock.

Net interest income was $3.6 billion for the years ended December 31, 2011 and 2010. Net interest income in 2011 compared to the prior year was impacted by a 22 bps decrease in average yield on average interest earning assets offset by a 25 bps decrease in the average rate paid on interest bearing liabilities and a $3.2 billion decrease in average interest bearing liabilities, coupled with a mix shift to lower cost deposits. Net interest margin was 3.66% for the years ended December 31, 2011 and 2010.

Noninterest income decreased $274 million, or 10%, in 2011 compared to 2010 primarily as the result of $152 million litigation settlement related to one of the Bancorp's BOLI policies during the third quarter of 2010, a $54 million decrease in service charges on deposits primarily due to the impact of Regulation E and a $50 million decrease in mortgage banking net revenue primarily as the result of a decrease in origination fees and a decrease in gains on loan sales partially offset by an increase in net servicing revenue.

Noninterest expense decreased $97 million, or three percent, in 2011 compared to 2010 primarily due to a decrease of $59 million in the provision for representation and warranty claims related to residential mortgage loans sold to third parties; a decrease of $41 million in FDIC insurance and other taxes, a $22 million decrease from the change in the provision for unfunded commitments and letters of credit, a $21 million decrease in intangible asset amortization and a $19 million decrease in professional service fees. This activity was partially offset by a $64 million increase in total personnel costs (salaries, wages and incentives plus employee benefits).

Credit Summary

The Bancorp does not originate subprime mortgage loans and does not hold asset-backed securities backed by subprime mortgage loans in its securities portfolio. However, the Bancorp has exposure to disruptions in the capital markets and weakened economic conditions. Throughout 2010 and 2011, the Bancorp continued to be affected by high unemployment rates, weakened housing markets, particularly in the upper Midwest and Florida, and a challenging credit environment. Credit trends have improved, and as a result, the provision for loan and lease losses decreased to $423 million in 2011 compared to $1.5 billion in 2010. In addition, net charge-offs as a percent of average loans and leases decreased to 1.49% during 2011 compared to 3.02% during 2010. At December 31, 2011, nonperforming assets as a percent of loans, leases and other assets, including OREO (excluding nonaccrual loans held for sale) decreased to 2.23%, compared to 2.79% at December 31, 2010. For further discussion on credit quality, see the Credit Risk Management section in MD&A.

Capital Summary

The Bancorp's capital ratios exceed the "well-capitalized" guidelines as defined by the Board of Governors of the Federal Reserve System. As of December 31, 2011, the Tier I capital ratio was 11.91%, the Tier I leverage ratio was 11.10% and the total risk-based capital ratio was 16.09%.

NON-GAAP FINANCIAL MEASURES

The Bancorp considers various measures when evaluating capital utilization and adequacy, including the tangible equity ratio, tangible common equity ratio and Tier I common equity ratio, in addition to capital ratios defined by banking regulators. These calculations are intended to complement the capital ratios defined by banking regulators for both absolute and comparative purposes. Because U.S. GAAP does not include capital ratio measures, the Bancorp believes there are no comparable U.S. GAAP financial measures to these ratios. These ratios are not formally defined by U.S. GAAP or codified in the federal banking regulations and, therefore, are considered to be non-GAAP financial measures. Since analysts and banking regulators may assess the Bancorp's capital adequacy using these ratios, the Bancorp believes they are useful to provide investors the ability to assess its capital adequacy on the same basis.

The Bancorp believes these non-GAAP measures are important because they reflect the level of capital available to withstand unexpected market conditions. Additionally, presentation of these measures allows readers to compare certain aspects of the Bancorp's capitalization to other organizations. However, because there are no standardized definitions for these ratios, the Bancorp's calculations may not be comparable with other organizations, and the usefulness of these measures to investors may be limited. As a result, the Bancorp encourages readers to consider its Consolidated Financial Statements in their entirety and not to rely on any single financial measure.

Pre-provision net revenue is net interest income plus noninterest income minus noninterest expense and taxable equivalent adjustment. The Bancorp believes this measure is important because it provides a ready view of the Bancorp's earnings before the impact of provision expense.

The following table reconciles non-GAAP financial measures to U.S. GAAP as of December 31:

TABLE 4: NON-GAAP FINANCIAL MEASURES

($ in millions)		**2011**	2010
Income before income taxes (U.S. GAAP)	$	**1,831**	940
Add: Provision expense (U.S. GAAP)		**423**	1,538
Pre-provision net revenue		**2,254**	2,478
Net income available to common shareholders (U.S. GAAP)	$	**1,094**	503
Add: Intangible amortization, net of tax		**15**	29
Tangible net income available to common shareholders		**1,109**	532
Total Bancorp shareholders' equity (U.S. GAAP)	$	**13,201**	14,051
Less: Preferred stock		**(398)**	(3,654)
Goodwill		**(2,417)**	(2,417)
Intangible assets		**(40)**	(62)
Tangible common equity, including unrealized gains / losses		**10,346**	7,918
Less: Accumulated other comprehensive income		**(470)**	(314)
Tangible common equity, excluding unrealized gains / losses (1)		**9,876**	7,604
Add: Preferred stock		**398**	3,654
Tangible equity (2)		**10,274**	11,258
Total assets (U.S. GAAP)	$	**116,967**	111,007
Less: Goodwill		**(2,417)**	(2,417)
Intangible assets		**(40)**	(62)
Accumulated other comprehensive income, before tax		**(723)**	(483)
Tangible assets, excluding unrealized gains / losses (3)	$	**113,787**	108,045
Total Bancorp shareholders' equity (U.S. GAAP)	$	**13,201**	14,051
Less: Goodwill and certain other intangibles		**(2,514)**	(2,546)
Accumulated other comprehensive income		**(470)**	(314)
Add: Qualifying trust preferred securities		**2,248**	2,763
Other		**38**	11
Tier I capital		**12,503**	13,965
Less: Preferred stock		**(398)**	(3,654)
Qualifying trust preferred securities		**(2,248)**	(2,763)
Qualified noncontrolling interest in consolidated subsidiaries		**(50)**	(30)
Tier I common equity (4)	$	**9,807**	7,518
Risk-weighted assets (5) [(a)]	$	**104,945**	100,561
Ratios:			
Tangible equity (2) / (3)		**9.03 %**	10.42
Tangible common equity (1) / (3)		**8.68 %**	7.04
Tier I common equity (4) / (5)		**9.35 %**	7.48

(a) Under the banking agencies' risk-based capital guidelines, assets and credit equivalent amounts of derivatives and off-balance sheet exposures are assigned to broad risk categories. The aggregate dollar amount in each risk category is multiplied by the associated risk weight of the category. The resulting weighted values are added together, along with the measure for market risk, resulting in the Bancorp's total risk-weighted assets.

RECENT ACCOUNTING STANDARDS

Note 1 of the Notes to Consolidated Financial Statements provides a discussion of the significant new accounting standards adopted by the Bancorp during 2011 and the expected impact of significant accounting standards issued, but not yet required to be adopted.

CRITICAL ACCOUNTING POLICIES

The Bancorp's Consolidated Financial Statements are prepared in accordance with U.S. GAAP. Certain accounting policies require management to exercise judgment in determining methodologies, economic assumptions and estimates that may materially affect the value of the Bancorp's assets or liabilities and results of operations and cash flows. The Bancorp's critical accounting policies include the accounting for the ALLL, reserve for unfunded commitments, income taxes, valuation of servicing rights, fair value measurements and goodwill. No material changes were made to the valuation techniques or models described below during the year ended December 31, 2011.

ALLL

The Bancorp disaggregates its portfolio loans and leases into portfolio segments for purposes of determining the ALLL. The Bancorp's portfolio segments include commercial, residential mortgage, and consumer. The Bancorp further disaggregates its portfolio segments into classes for purposes of monitoring and assessing credit quality based on certain risk characteristics. Classes within the commercial portfolio segment include commercial and industrial, commercial mortgage owner-occupied, commercial mortgage nonowner-occupied, commercial construction, and commercial leasing. The residential mortgage portfolio segment is also considered a class. Classes within the consumer segment include home equity, automobile, credit card, and other consumer loans and leases. For an analysis of the Bancorp's ALLL by portfolio segment and credit quality information by class, see Note 6 of the Notes to Consolidated Financial Statements.

The Bancorp maintains the ALLL to absorb probable loan and lease losses inherent in its portfolio segments. The ALLL is maintained at a level the Bancorp considers to be adequate and is based on ongoing quarterly assessments and evaluations of the collectability and historical loss experience of loans and leases. Credit losses are charged and recoveries are credited to the ALLL. Provisions for loan and lease losses are based on the Bancorp's review of the historical credit loss experience and such factors that, in management's judgment, deserve consideration under existing economic conditions in estimating probable credit losses. In determining the appropriate level of the ALLL, the Bancorp estimates losses using a range derived from "base" and "conservative" estimates. The Bancorp's strategy for credit risk management includes a combination of conservative exposure limits significantly below legal lending limits and conservative underwriting, documentation and collections standards. The strategy also emphasizes diversification on a geographic, industry and customer level, regular credit examinations and quarterly management reviews of large credit exposures and loans experiencing deterioration of credit quality.

The Bancorp's methodology for determining the ALLL is based on historical loss rates, current credit grades, specific allocation on loans modified in a TDR and impaired commercial credits above specified thresholds and other qualitative adjustments. Allowances on individual commercial loans, TDRs and historical loss rates are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience. An unallocated allowance is maintained to recognize the imprecision in estimating and measuring losses when evaluating allowances for individual loans or pools of loans.

Larger commercial loans included within aggregate borrower relationship balances exceeding $1 million that exhibit probable or observed credit weaknesses, as well as loans that have been modified in a TDR, are subject to individual review for impairment. The Bancorp considers the current value of collateral, credit quality of any guarantees, the guarantor's liquidity and willingness to cooperate, the loan structure, and other factors when evaluating whether an individual loan is impaired. Other factors may include the industry and geographic region of the borrower, size and financial condition of the borrower, cash flow and leverage of the borrower, and the Bancorp's evaluation of the borrower's management. When individual loans are impaired, allowances are determined based on management's estimate of the borrower's ability to repay the loan given the availability of collateral and other sources of cash flow, as well as an evaluation of legal options available to the Bancorp. Allowances for impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, fair value of the underlying collateral or readily observable secondary market values. The Bancorp evaluates the collectability of both principal and interest when assessing the need for a loss accrual.

Historical credit loss rates are applied to commercial loans that are not impaired or are impaired, but smaller than the established threshold of $1 million and thus not subject to specific allowance allocations. The loss rates are derived from a migration analysis, which tracks the historical net charge-off experience sustained on loans according to their internal risk grade. The risk grading system utilized for allowance analysis purposes encompasses ten categories.

Homogenous loans and leases in the residential mortgage and consumer portfolio segments are not individually risk graded. Rather, standard credit scoring systems and delinquency monitoring are used to assess credit risks, and allowances are established based on the expected net charge-offs. Loss rates are based on the trailing twelve month net charge-off history by loan category. Historical loss rates may be adjusted for certain prescriptive and qualitative factors that, in management's judgment, are necessary to reflect losses inherent in the portfolio. Factors that management considers in the analysis include the effects of the national and local economies; trends in the nature and volume of delinquencies, charge-offs and nonaccrual loans; changes in loan mix; credit score migration comparisons; asset quality trends; risk management and loan administration; changes in the internal lending policies and credit standards; collection practices; and examination results from bank regulatory agencies and the Bancorp's internal credit reviewers.

Loans acquired by the Bancorp through a purchase business combination are recorded at fair value as of the acquisition date. The Bancorp does not carry over the acquired company's ALLL, nor does the Bancorp add to its existing ALLL as part of purchase accounting.

The Bancorp's primary market areas for lending are the Midwestern and Southeastern regions of the United States. When evaluating the adequacy of allowances, consideration is given to these regional geographic concentrations and the closely associated effect changing economic conditions have on the Bancorp's customers.

Reserve for Unfunded Commitments

The reserve for unfunded commitments is maintained at a level believed by management to be sufficient to absorb estimated probable losses related to unfunded credit facilities and is included in other liabilities in the Consolidated Balance Sheets. The determination of the adequacy of the reserve is based upon an evaluation of the unfunded credit facilities, including an assessment of historical commitment utilization experience, credit risk grading and historical loss rates based on credit grade migration. This process takes into consideration the same risk elements that are analyzed in the determination of the adequacy of the Bancorp ALLL, as discussed above. Net adjustments to the reserve for unfunded commitments are included in other noninterest expense in the Consolidated Statements of Income.

Income Taxes

The Bancorp estimates income tax expense based on amounts expected to be owed to the various tax jurisdictions in which the Bancorp conducts business. On a quarterly basis, management assesses the reasonableness of its effective tax rate based upon its current estimate of the amount and components of net income, tax credits and the applicable statutory tax rates expected for the full year. The estimated income tax expense is recorded in the Consolidated Statements of Income.

Deferred income tax assets and liabilities are determined using the balance sheet method and are reported in other assets and accrued taxes, interest and expenses, respectively in the Consolidated Balance Sheets. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax basis of assets and liabilities, and reflects enacted changes in tax rates and laws. Deferred tax assets are recognized to the extent they exist and are subject to a valuation allowance based on management's judgment that realization is more-likely-than-not. This analysis is performed on a quarterly basis and includes an evaluation of all positive and negative evidence to determine whether realization is more-likely-than-not.

Accrued taxes represent the net estimated amount due to taxing jurisdictions and are reported in accrued taxes, interest and expenses in the Consolidated Balance Sheets. The Bancorp evaluates and assesses the relative risks and appropriate tax treatment of transactions and filing positions after considering statutes, regulations, judicial precedent and other information and maintains tax accruals consistent with its evaluation of these relative risks and merits. Changes to the estimate of accrued taxes occur periodically due to changes in tax rates, interpretations of tax laws, the status of examinations being conducted by taxing authorities and changes to statutory, judicial and regulatory guidance that impact the relative risks of tax positions. These changes, when they occur, can affect deferred taxes and accrued taxes as well as the current period's income tax expense and can be significant to the operating results of the Bancorp. For additional information on income taxes, see Note 20 of the Notes to Consolidated Financial Statements.

Valuation of Servicing Rights

When the Bancorp sells loans through either securitizations or individual loan sales in accordance with its investment policies, it often obtains servicing rights. Servicing rights resulting from loan sales are initially recorded at fair value and subsequently amortized in proportion to, and over the period of, estimated net servicing income. Servicing rights are assessed for impairment monthly, based on fair value, with temporary impairment recognized through a valuation allowance and permanent impairment recognized through a write-off of the servicing asset and related valuation allowance. Key economic assumptions used in measuring any potential impairment of the servicing rights include the prepayment speeds of the underlying loans, the weighted-average life, the discount rate, the weighted-average coupon and the weighted-average default rate, as applicable. The primary risk of material changes to the value of the servicing rights resides in the potential volatility in the economic assumptions used, particularly the prepayment speeds. The Bancorp monitors risk and adjusts its valuation allowance as necessary to adequately reserve for impairment in the servicing portfolio. For purposes of measuring impairment, the mortgage servicing rights are stratified into classes based on the financial asset type (fixed-rate vs. adjustable-rate) and interest rates. For additional information on servicing rights, see Note 12 of the Notes to Consolidated Financial Statements.

Fair Value Measurements

The Bancorp measures certain financial assets and liabilities at fair value in accordance with U.S. GAAP, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques the Bancorp uses to measure fair value include the market approach, income approach and cost approach. The market approach uses prices or relevant information generated by market transactions involving identical or comparable assets or liabilities. The income approach involves discounting future amounts to a single present amount and is based on current market expectations about those future amounts. The cost approach is based on the amount that currently would be required to replace the service capacity of the asset.

U.S. GAAP establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement. The three levels within the fair value hierarchy are described as follows:

> *Level 1* – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Bancorp has the ability to access at the measurement date.
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> *Level 2* – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
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> *Level 3* – Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Bancorp's own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Bancorp's own financial data such as internally developed pricing models and discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment.

The Bancorp's fair value measurements involve various valuation techniques and models, which involve inputs that are observable, when available. Valuation techniques and parameters used for measuring assets and liabilities are reviewed and validated by the Bancorp on a quarterly basis. Additionally, the Bancorp monitors the fair values of significant assets and liabilities using a variety of methods including the evaluation of pricing runs and exception reports based on certain analytical criteria, comparison to previous trades and overall review and assessments for reasonableness. The following is a summary of valuation techniques utilized by the Bancorp for its significant assets and liabilities measured at fair value on a recurring basis.

Available-for-sale and trading securities

Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include government bonds and exchange traded equities. If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Examples of such instruments, which are classified within Level 2 of the valuation hierarchy, include agency and non-agency mortgage-backed securities, other asset-backed securities, obligations of U.S. Government sponsored agencies, and corporate and municipal bonds. Agency mortgage-backed securities, obligations of U.S. Government sponsored agencies, and corporate and municipal bonds are generally valued using a market approach based on observable prices of securities with similar characteristics. Non-agency mortgage-backed securities and other asset-backed securities are generally valued using an income approach based on discounted cash flows, incorporating prepayment speeds, performance of underlying collateral and specific tranche-level attributes. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Trading securities classified as Level 3 consist of auction rate securities. Due to the illiquidity in the market for these types of securities, the Bancorp measures fair value using a discount rate based on the assumed holding period.

Residential mortgage loans held for sale and held for investment

For residential mortgage loans held for sale, fair value is estimated based upon mortgage-backed securities prices and spreads to those prices or, for certain ARM loans, discounted cash flow models that may incorporate the anticipated portfolio composition, credit spreads of asset-backed securities with similar collateral, and market conditions. The anticipated portfolio composition includes the effect of interest rate spreads and discount rates due to loan characteristics such as the state in which the loan was originated, the loan amount and the ARM margin. Residential mortgage loans held for sale that are valued based on mortgage-backed securities prices are classified within Level 2 of the valuation hierarchy as the valuation is based on external pricing for similar instruments. ARM loans classified as held for sale are also classified within Level 2 of the valuation hierarchy due to the use of observable inputs in the discounted cash flow model. These observable inputs include interest rate spreads from agency mortgage-backed securities market rates and observable discount rates. For residential mortgage loans reclassified from held for sale to held for investment, the fair value estimation is based primarily on the underlying collateral values. Therefore, these loans are classified within Level 3 of the valuation hierarchy.

Derivatives

Exchange-traded derivatives valued using quoted prices and certain over-the-counter derivatives valued using active bids are classified within Level 1 of the valuation hierarchy. Most of the Bancorp's derivative contracts are valued using discounted cash flow or other models that incorporate current market interest rates, credit spreads assigned to the derivative counterparties, and other market parameters and, therefore, are classified within Level 2 of the valuation hierarchy. Such derivatives include basic and structured interest rate swaps and options. Derivatives that are valued based upon models with significant unobservable market parameters are classified within Level 3 of the valuation hierarchy. At December 31, 2011, derivatives classified as Level 3, which are valued using an option-pricing model containing unobservable inputs, consisted primarily of warrants and put rights associated with the sale of Vantiv Holding, LLC and a total return swap associated with the Bancorp's sale of its Visa, Inc. Class B shares. Level 3 derivatives also include interest rate lock commitments, which utilize internally generated loan closing rate assumptions as a significant unobservable input in the valuation process.

In addition to the assets and liabilities measured at fair value on a recurring basis, the Bancorp measures servicing rights, certain loans and long-lived assets at fair value on a nonrecurring basis. Refer to Note 27 of the Notes to Consolidated Financial Statements for further information on fair value measurements.

Goodwill

Business combinations entered into by the Bancorp typically include the acquisition of goodwill. U.S. GAAP requires goodwill to be tested for impairment at the Bancorp's reporting unit level on an annual basis, which for the Bancorp is September 30, and more frequently if events or circumstances indicate that there may be impairment. The Bancorp has determined that its segments qualify as reporting units under U.S. GAAP. Impairment exists when a reporting unit's carrying amount of goodwill exceeds its implied fair value, which is determined through a two-step impairment test. The first step (Step 1) compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the second step (Step 2) of the goodwill impairment test is performed to measure the impairment loss amount, if any.

The fair value of a reporting unit is the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. Since none of the Bancorp's reporting units are publicly traded, individual reporting unit fair value determinations cannot be directly correlated to the Bancorp's stock price. To determine the fair value of a reporting unit, the Bancorp employs an income-based approach, utilizing the reporting unit's forecasted cash flows (including a terminal value approach to estimate cash flows beyond the final year of the forecast) and the reporting unit's estimated cost of equity as the discount rate. Additionally, the Bancorp determines its market capitalization based on the average of the closing price of the Bancorp's stock during the month including the measurement date, incorporating an additional control premium, and compares this market-based fair value measurement to the aggregate fair value of the Bancorp's reporting units in order to corroborate the results of the income approach.

When required to perform Step 2, the Bancorp compares the implied fair value of a reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount exceeds the implied fair value, an impairment loss equal to that excess amount is recognized. An impairment loss recognized cannot exceed the carrying amount of that goodwill and cannot be reversed even if the fair value of the reporting unit recovers.

During Step 2, the Bancorp determines the implied fair value of goodwill for a reporting unit by assigning the fair value of the reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. This assignment process is only performed for purposes of testing goodwill for impairment. The Bancorp does not adjust the carrying values of recognized assets or liabilities (other than goodwill, if appropriate), nor recognize previously unrecognized intangible assets in the Consolidated Financial Statements as a result of this assignment process. Refer to Note 9 of the Notes to Consolidated Financial Statements for further information regarding the Bancorp's goodwill.

RISK FACTORS

The risks listed below present risks that could have a material impact on the Bancorp's financial condition, the results of its operations, or its business.

RISKS RELATING TO ECONOMIC AND MARKET CONDITIONS

Weakness in the economy and in the real estate market, including specific weakness within Fifth Third's geographic footprint, has adversely affected Fifth Third and may continue to adversely affect Fifth Third.

If the strength of the U.S. economy in general or the strength of the local economies in which Fifth Third conducts operations declines or does not improve in a reasonable time frame, this could result in, among other things, a deterioration in credit quality or a reduced demand for credit, including a resultant effect on Fifth Third's loan portfolio and ALLL and in the receipt of lower proceeds from the sale of loans and foreclosed properties. A significant portion of Fifth Third's residential mortgage and commercial real estate loan portfolios are comprised of borrowers in Michigan, Northern Ohio and Florida, which markets have been particularly adversely affected by job losses, declines in real estate value, declines in home sale volumes, and declines in new home building. These factors could result in higher delinquencies, greater charge-offs and increased losses on the sale of foreclosed real estate in future periods, which could materially adversely affect Fifth Third's financial condition and results of operations.

Changes in interest rates could affect Fifth Third's income and cash flows.

Fifth Third's income and cash flows depend to a great extent on the difference between the interest rates earned on interest-earning assets such as loans and investment securities, and the interest rates paid on interest-bearing liabilities such as deposits and borrowings. These rates are highly sensitive to many factors that are beyond Fifth Third's control, including general economic conditions and the policies of various governmental and regulatory agencies (in particular, the FRB). Changes in monetary policy, including changes in interest rates, will influence the origination of loans, the prepayment speed of loans, the purchase of investments, the generation of deposits and the rates received on loans and investment securities and paid on deposits or other sources of funding. The impact of these changes may be magnified if Fifth Third does not effectively manage the relative sensitivity of its assets and liabilities to changes in market interest rates. Fluctuations in these areas may adversely affect Fifth Third and its shareholders.

Changes and trends in the capital markets may affect Fifth Third's income and cash flows.

Fifth Third enters into and maintains trading and investment positions in the capital markets on its own behalf and manages investment positions on behalf of its customers. These investment positions include derivative financial instruments. The revenues and profits Fifth Third derives from managing proprietary and customer trading and investment positions are dependent on market prices. Market changes and trends may result in a decline in investment advisory revenue or investment or trading losses that may materially affect Fifth Third. Losses on behalf of its customers could expose Fifth Third to litigation, credit risks or loss of revenue from those customers. Additionally, substantial losses in Fifth Third's trading and investment positions could lead to a loss with respect to those investments and may adversely affect cash flows and funding costs.

The removal or reduction in stimulus activities sponsored by the Federal Government and its agents may have a negative impact on Fifth Third's results and operations.

The Federal Government has intervened in an unprecedented manner to stimulate economic growth. The expiration or rescission of any of these programs may have an adverse impact on Fifth Third's operating results by increasing interest rates, increasing the cost of funding, and reducing the demand for loan products, including mortgage loans.

Problems encountered by financial institutions larger than or similar to Fifth Third could adversely affect financial markets generally and have indirect adverse effects on Fifth Third.

The commercial soundness of many financial institutions may be closely interrelated as a result of credit, trading, clearing or other relationships between the institutions. As a result, concerns about, or a default or threatened default by, one institution could lead to significant market-wide liquidity and credit problems, losses or defaults by other institutions. This is sometimes referred to as "systemic risk" and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which the Bancorp interacts on a daily basis, and therefore could adversely affect Fifth Third.

Fifth Third's stock price is volatile.

Fifth Third's stock price has been volatile in the past and several factors could cause the price to fluctuate substantially in the future. These factors include:

- Actual or anticipated variations in earnings;
- Changes in analysts' recommendations or projections;
- Fifth Third's announcements of developments related to its businesses;
- Operating and stock performance of other companies deemed to be peers;
- Actions by government regulators;
- New technology used or services offered by traditional and non-traditional competitors
- News reports of trends, concerns and other issues related to the financial services industry
- Natural disasters
- Geopolitical conditions such as acts or threats of terrorism or military conflicts.

The price for shares of Fifth Third's common stock may fluctuate significantly in the future, and these fluctuations may be unrelated to Fifth Third's performance. General market price declines or market volatility in the future could adversely affect the price for shares of Fifth Third's common stock, and the current market price of such shares may not be indicative of future market prices.

RISKS RELATING TO FIFTH THIRD'S GENERAL BUSINESS

Deteriorating credit quality, particularly in real estate loans, has adversely impacted Fifth Third and may continue to adversely impact Fifth Third.

When Fifth Third lends money or commits to lend money the Bancorp incurs credit risk or the risk of losses if borrowers do not repay their loans. The credit performance of the loan portfolios significantly affects the Bancorp's financial results and condition. If the current economic environment were to deteriorate, more customers may have difficulty in repaying their loans or other obligations which could result in a higher level of credit losses and reserves for credit losses. Fifth Third reserves for credit losses by establishing reserves through a charge to earnings. The amount of these reserves is based on Fifth Third's assessment of credit losses inherent in the loan portfolio (including unfunded credit commitments). The process for determining the amount of the allowance for loan and lease losses and the reserve for unfunded commitments is critical to Fifth Third's financial results and condition. It requires difficult, subjective and complex judgments about the environment, including analysis of economic or market conditions that might impair the ability of borrowers to repay their loans.

Fifth Third might underestimate the credit losses inherent in its loan portfolio and have credit losses in excess of the amount reserved. Fifth Third might increase the reserve because of changing economic conditions, including falling home prices or higher unemployment, or other factors such as changes in borrower's behavior. As an example, borrowers may "strategically default," or discontinue making payments on their real estate-secured loans if the value of the real estate is less than what they owe, even if they are still financially able to make the payments.

Fifth Third believes that both the allowance for loan and lease losses and reserve for unfunded commitments are adequate to cover inherent losses at December 31, 2011; however, there is no assurance that they will be sufficient to cover future credit losses, especially if housing and employment conditions worsen. In the event of significant deterioration in economic conditions, Fifth Third may be required to build reserves in future periods, which would reduce earnings.

For more information, refer to the "Risk Management - Credit Risk Management," "Critical Accounting Policies - Allowance for Loan and Leases," and "Reserve for Unfunded Commitments" of the MD&A.

Fifth Third must maintain adequate sources of funding and liquidity.

Fifth Third must maintain adequate funding sources in the normal course of business to support its operations and fund outstanding liabilities, as well as meet regulatory expectations. Fifth Third primarily relies on bank deposits to be a low cost and stable source of funding for the loans Fifth Third makes and the operations of Fifth Third's business. Core customer deposits, which include transaction deposits and other time deposits, have historically provided Fifth Third with a sizeable source of relatively stable and low-cost funds (average core deposits funded 71% of average total assets at December 31, 2011). In addition to customer deposits, sources of liquidity include investments in the securities portfolio, Fifth Third's ability to sell or securitize loans in secondary markets and to pledge loans to access secured borrowing facilities through the FHLB and the FRB, and Fifth Third's ability to raise funds in domestic and international money and capital markets.

Fifth Third's liquidity and ability to fund and run the business could be materially adversely affected by a variety of conditions and factors, including financial and credit market disruptions and volatility or a lack of market or customer confidence in financial markets in general similar to what occurred during the financial crisis in 2008 and early 2009, which may result in a loss of customer deposits or outflows of cash or collateral and/or ability to access capital markets on favorable terms.

Other conditions and factors that could materially adversely affect Fifth Third's liquidity and funding include a lack of market or customer confidence in Fifth Third or negative news about Fifth Third or the financial services industry generally which also may result in a loss of deposits and/or negatively affect the ability to access the capital markets; the loss of customer deposits to alternative investments; inability to sell or securitize loans or other assets, and reductions in one or more of Fifth Third's credit ratings. A reduced credit rating could adversely affect Fifth Third's ability to borrow funds and raise the cost of borrowings substantially and could cause creditors and business counterparties to raise collateral requirements or take other actions that could adversely affect Fifth Third's ability to raise capital. Many of the above conditions and factors may be caused by events over which Fifth Third has little or no control such as what occurred during the financial crisis. While market conditions have stabilized and, in many cases, improved, there can be no assurance that significant disruption and volatility in the financial markets will not occur in the future.

Other material adverse effects could include a reduction in Fifth Third's credit ratings resulting from a further decrease in the probability of government support for large financial institutions such as Fifth Third assumed by the ratings agencies in their current credit ratings.

If Fifth Third is unable to continue to fund assets through customer bank deposits or access capital markets on favorable terms or if Fifth Third suffers an increase in borrowing costs or otherwise fails to manage liquidity effectively, liquidity, operating margins, financial results and condition may be materially adversely affected. As Fifth Third did during the financial crisis, it may also need to raise additional capital through the issuance of stock, which could dilute the ownership of existing stockholders, or reduce or even eliminate common stock dividends to preserve capital.

Fifth Third may have more credit risk and higher credit losses to the extent loans are concentrated by location of the borrower or collateral.

Fifth Third's credit risk and credit losses can increase if its loans are concentrated to borrowers engaged in the same or similar activities or to borrowers who as a group may be uniquely or disproportionately affected by economic or market conditions. Deterioration in economic conditions, housing conditions and real estate values in these states and generally across the country could result in materially higher credit losses.

Bankruptcy laws may be changed to allow mortgage "cram-downs," or court-ordered modifications to mortgage loans including the reduction of principal balances.

Under current bankruptcy laws, courts cannot force a modification of mortgage and home equity loans secured by primary residences. In response to the financial crises, legislation has been proposed to allow mortgage loan "cram-downs," which would empower courts to modify the terms of mortgage and home equity loans including a reduction in the principal amount to reflect lower underlying property values. This could result in writing down the balance of mortgage and home equity loans to reflect their lower loan values. There is also risk that home equity loans in a second lien position (i.e. behind a mortgage) could experience significantly higher losses to the extent they became unsecured as a result of a cram-down. The availability of principal reductions or other modifications to mortgage loan terms could make bankruptcy a more attractive option for troubled borrowers, leading to increased bankruptcy filings and accelerated defaults.

Fifth Third may be required to repurchase mortgage loans or reimburse investors and others as a result of breaches in contractual representations and warranties.

Fifth Third sells residential mortgage loans to various parties, including GSEs and other financial institutions that purchase mortgage loans for investment or private label securitization. Fifth Third may be required to repurchase mortgage loans, indemnify the securitization trust, investor or insurer, or reimburse the securitization trust, investor or insurer for credit losses incurred on loans in the event of a breach of contractual representations or warranties that is not remedied within a period (usually 90 days or less) after Fifth Third receives notice of the breach. Contracts for mortgage loan sales to the GSEs include various types of specific remedies and penalties that could be applied to inadequate responses to repurchase requests. If economic conditions and the housing market do not recover or future investor repurchase demand and success at appealing repurchase requests differ from past experience, Fifth Third could continue to have increased repurchase obligations and increased loss severity on repurchases, requiring material additions to the repurchase reserve.

If Fifth Third does not adjust to rapid changes in the financial services industry, its financial performance may suffer.

Fifth Third's ability to deliver strong financial performance and returns on investment to shareholders will depend in part on its ability to expand the scope of available financial services to meet the needs and demands of its customers. In addition to the challenge of competing against other banks in attracting and retaining customers for traditional banking services, Fifth Third's competitors also include securities dealers, brokers, mortgage bankers, investment advisors, specialty finance and insurance companies who seek to offer one-stop financial services that may include services that banks have not been able or allowed to offer to their customers in the past or may not be currently able or allowed to offer. This increasingly competitive environment is primarily a result of changes in regulation, changes in technology and product delivery systems, as well as the accelerating pace of consolidation among financial service providers.

If Fifth Third is unable to grow its deposits, it may be subject to paying higher funding costs.

The total amount that Fifth Third pays for funding costs is dependent, in part, on Fifth Third's ability to grow its deposits. If Fifth Third is unable to sufficiently grow its deposits, it may be subject to paying higher funding costs. Fifth Third competes with banks and other financial services companies for deposits. If competitors raise the rates they pay on deposits, Fifth Third's funding costs may increase, either because Fifth Third raises rates to avoid losing deposits or because Fifth Third loses deposits and must rely on more expensive sources of funding. Higher funding costs reduce our net interest margin and net interest income. Fifth Third's bank customers could take their money out of the bank and put it in alternative investments, causing Fifth Third to lose a lower cost source of funding. Checking and savings account balances and other forms of customer deposits may decrease when customers perceive alternative investments, such as the stock market, as providing a better risk/return tradeoff.

The Bancorp's ability to receive dividends from its subsidiaries accounts for most of its revenue and could affect its liquidity and ability to pay dividends.

Fifth Third Bancorp is a separate and distinct legal entity from its subsidiaries. Fifth Third Bancorp typically receives substantially all of its revenue from dividends from its subsidiaries. These dividends are the principal source of funds to pay dividends on Fifth Third Bancorp's stock and interest and principal on its debt. Various federal and/or state laws and regulations, as well as regulatory expectations, limit the amount of dividends that the Bancorp's banking subsidiary and certain nonbank subsidiaries may pay. Also, Fifth Third Bancorp's right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of that subsidiary's creditors. Limitations on the Bancorp's ability to receive dividends from its subsidiaries could have a material adverse effect on its liquidity and ability to pay dividends on stock or interest and principal on its debt.

The financial services industry is highly competitive and creates competitive pressures that could adversely affect Fifth Third's revenue and profitability.

The financial services industry in which Fifth Third operates is highly competitive. Fifth Third competes not only with commercial banks, but also with insurance companies, mutual funds, hedge funds, and other companies offering financial services in the U.S., globally and over the internet. Fifth Third competes on the basis of several factors, including capital, access to capital, revenue generation, products, services, transaction execution, innovation, reputation and price. Over time, certain sectors of the financial services industry have become more concentrated, as institutions involved in a broad range of financial services have been acquired by or merged into other firms. These developments could result in Fifth Third's competitors gaining greater capital and other resources, such as a broader range of products and services and geographic diversity. Fifth Third may experience pricing pressures as a result of these factors and as some of its competitors seek to increase market share by reducing prices.

Fifth Third and/or the holders of its securities could be adversely affected by unfavorable ratings from rating agencies.

Fifth Third's ability to access the capital markets is important to its overall funding profile. This access is affected by the ratings assigned by rating agencies to Fifth Third, certain of its subsidiaries and particular classes of securities they issue. The interest rates that Fifth Third pays on its securities are also influenced by, among other things, the credit ratings that it, its subsidiaries and/or its securities receive from recognized rating agencies. A downgrade to Fifth Third or its subsidiaries' credit rating could affect its ability to access the capital markets, increase its borrowing costs and negatively impact its profitability. A ratings downgrade to Fifth Third, its subsidiaries or their securities could also create obligations or liabilities to Fifth Third under the terms of its outstanding securities that could increase Fifth Third's costs or otherwise have a negative effect on its results of operations or financial condition. Additionally, a downgrade of the credit rating of any particular security issued by Fifth Third or its subsidiaries could negatively affect the ability of the holders of that security to sell the securities and the prices at which any such securities may be sold.

Fifth Third could suffer if it fails to attract and retain skilled personnel.

Fifth Third's success depends, in large part, on its ability to attract and retain key individuals. Competition for qualified candidates in the activities and markets that Fifth Third serves is great and Fifth Third may not be able to hire these candidates and retain them. If Fifth Third is not able to hire or retain these key individuals, Fifth Third may be unable to execute its business strategies and may suffer adverse consequences to its business, operations and financial condition.

In June 2010, the federal banking agencies issued joint guidance on executive compensation designed to help ensure that a banking organization's incentive compensation policies do not encourage imprudent risk taking and are consistent with the safety and soundness of the organization. In addition, the Dodd-Frank Act requires those agencies, along with the SEC, to adopt rules to require reporting of incentive compensation and to prohibit certain compensation arrangements. The federal banking agencies and SEC proposed such rules in April 2011. If Fifth Third is unable to attract and retain qualified employees, or do so at rates necessary to maintain its competitive position, or if compensation costs required to attract and retain employees become more expensive, Fifth Third's performance, including its competitive position, could be materially adversely affected.

Fifth Third's mortgage banking revenue can be volatile from quarter to quarter.

Fifth Third earns revenue from the fees it receives for originating mortgage loans and for servicing mortgage loans. When rates rise, the demand for mortgage loans tends to fall, reducing the revenue Fifth Third receives from loan originations. At the same time, revenue from MSRs can increase through increases in fair value. When rates fall, mortgage originations tend to increase and the value of MSRs tends to decline, also with some offsetting revenue effect. Even though the origination of mortgage loans can act as a "natural hedge," the hedge is not perfect, either in amount or timing. For example, the negative effect on revenue from a decrease in the fair value of residential MSRs is immediate, but any offsetting revenue benefit from more originations and the MSRs relating to the new loans would accrue over time. It is also possible that, because of the recession and deteriorating housing market, even if interest rates were to fall, mortgage originations may also fall or any increase in mortgage originations may not be enough to offset the decrease in the MSRs value caused by the lower rates.

Fifth Third typically uses derivatives and other instruments to hedge its mortgage banking interest rate risk. Fifth Third generally does not hedge all of its risks, and the fact that Fifth Third attempts to hedge any of the risks does not mean Fifth Third will be successful. Hedging is a complex process, requiring sophisticated models and constant monitoring. Fifth Third may use hedging instruments tied to U.S. Treasury rates, LIBOR or Eurodollars that may not perfectly correlate with the value or income being hedged. Fifth Third could incur significant losses from its hedging activities. There may be periods where Fifth Third elects not to use derivatives and other instruments to hedge mortgage banking interest rate risk.

Changes in interest rates could also reduce the value of MSRs.

Fifth Third acquires MSRs when it keeps the servicing rights after the sale or securitization of the loans that have been originated or when it purchases the servicing rights to mortgage loans originated by other lenders. Fifth Third initially measures all residential MSRs at fair value and subsequently amortizes the MSRs in proportion to, and over the period of, estimated net servicing income. Fair value is the present value of estimated future net servicing income, calculated based on a number of variables, including assumptions about the likelihood of prepayment by borrowers. Servicing rights are assessed for impairment monthly, based on fair value, with temporary impairment recognized through a valuation allowance and permanent impairment recognized through a write-off of the servicing asset and related valuation allowance.

Changes in interest rates can affect prepayment assumptions and thus fair value. When interest rates fall, borrowers are usually more likely to prepay their mortgage loans by refinancing them at a lower rate. As the likelihood of prepayment increases, the fair value of MSRs can decrease. Each quarter Fifth Third evaluates the fair value of MSRs, and decreases in fair value below amortized cost reduce earnings in the period in which the decrease occurs.

The preparation of Fifth Third's financial statements requires the use of estimates that may vary from actual results.

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make significant estimates that affect the financial statements. Two of Fifth Third's most critical estimates are the level of the ALLL and the valuation of MSRs. Due to the uncertainty of estimates involved, Fifth Third may have to significantly increase the ALLL and/or sustain credit losses that are significantly higher than the provided allowance and could recognize a significant provision for impairment of its MSRs. If Fifth Third's ALLL is not adequate, Fifth Third's business, financial condition, including its liquidity and capital, and results of operations could be materially adversely affected.

Fifth Third regularly reviews its litigation reserves for adequacy considering its litigation risks and probability of incurring losses related to litigation. However, Fifth Third cannot be certain that its current litigation reserves will be adequate over time to cover its losses in litigation due to higher than anticipated settlement costs, prolonged litigation, adverse judgments, or other factors that are largely outside of Fifth Third's control. If Fifth Third's litigation reserves are not adequate, Fifth Third's business, financial condition, including its liquidity and capital, and results of operations could be materially adversely affected. Additionally, in the future, Fifth Third may increase its litigation reserves, which could have a material adverse effect on its capital and results of operations.

Changes in accounting standards could impact Fifth Third's reported earnings and financial condition.

The accounting standard setters, including the FASB, the SEC and other regulatory bodies, periodically change the financial accounting and reporting standards that govern the preparation of Fifth Third's consolidated financial statements. These changes can be hard to predict and can materially impact how Fifth Third records and reports its financial condition and results of operations. In some cases, Fifth Third could be required to apply a new or revised standard retroactively, which would result in the recasting of Fifth Third's prior period financial statements.

Future acquisitions may dilute current shareholders' ownership of Fifth Third and may cause Fifth Third to become more susceptible to adverse economic events.

Future business acquisitions could be material to Fifth Third and it may issue additional shares of stock to pay for those acquisitions, which would dilute current shareholders' ownership interests. Acquisitions also could require Fifth Third to use substantial cash or other liquid assets or to incur debt. In those events, Fifth Third could become more susceptible to economic downturns and competitive pressures.

Difficulties in combining the operations of acquired entities with Fifth Third's own operations may prevent Fifth Third from achieving the expected benefits from its acquisitions.

Inherent uncertainties exist when integrating the operations of an acquired entity. Fifth Third may not be able to fully achieve its strategic objectives and planned operating efficiencies in an acquisition. In addition, the markets and industries in which Fifth Third and its potential acquisition targets operate are highly competitive. Fifth Third may lose customers or the customers of acquired entities as a result of an acquisition. Future acquisition and integration activities may require Fifth Third to devote substantial time and resources and as a result Fifth Third may not be able to pursue other business opportunities.

After completing an acquisition, Fifth Third may find certain items are not accounted for properly in accordance with financial accounting and reporting standards. Fifth Third may also not realize the expected benefits of the acquisition due to lower financial results pertaining to the acquired entity. For example, Fifth Third could experience higher charge offs than originally anticipated related to the acquired loan portfolio.

Fifth Third may sell or consider selling one or more of its businesses. Should it determine to sell such a business, it may not be able to generate gains on sale or related increase in shareholders' equity commensurate with desirable levels. Moreover, if Fifth Third sold such businesses, the loss of income could have an adverse effect on its earnings and future growth.

Fifth Third owns several non-strategic businesses that are not significantly synergistic with its core financial services businesses. Fifth Third has, from time to time, considered the sale of such businesses. If it were to determine to sell such businesses, Fifth Third would be subject to market forces that may make completion of a sale unsuccessful or may not be able to do so within a desirable time frame. If Fifth Third were to complete the sale of non-core businesses, it would suffer the loss of income from the sold businesses, and such loss of income could have an adverse effect on its future earnings and growth.

Fifth Third relies on its systems and certain service providers, and certain failures could materially adversely affect operations.

Fifth Third collects, processes and stores sensitive consumer data by utilizing computer systems and telecommunications networks operated by both Fifth Third and third party service providers. Fifth Third has security, backup and recovery systems in place, as well as a business continuity plan to ensure the system will not be inoperable. Fifth Third also has security to prevent unauthorized access to the system. In addition, Fifth Third requires its third party service providers to maintain similar controls. However, Fifth Third cannot be certain that the measures will be successful. A security breach in the system and loss of confidential information such as credit card numbers and related information could result in losing the customers' confidence and thus the loss of their business as well as additional significant costs for privacy monitoring activities.

Fifth Third's necessary dependence upon automated systems to record and process its transaction volume poses the risk that technical system flaws or employee errors, tampering or manipulation of those systems will result in losses and may be difficult to detect. Fifth Third may also be subject to disruptions of its operating systems arising from events that are beyond its control (for example, computer viruses or electrical or telecommunications outages). Fifth Third is further exposed to the risk that its third party service providers may be unable to fulfill their contractual obligations (or will be subject to the same risk of fraud or operational errors as Fifth Third). These disruptions may interfere with service to Fifth Third's customers and result in a financial loss or liability.

Fifth Third is exposed to operational and reputational risk.

Fifth Third is exposed to many types of operational risk, including reputational risk, legal and compliance risk, environmental risks from its properties, the risk of fraud or theft by employees, customers or outsiders, unauthorized transactions by employees, operating system disruptions or operational errors.

Negative public opinion can result from Fifth Third's actual or alleged conduct in activities, such as lending practices, data security, corporate governance and acquisitions, and may damage Fifth Third's reputation. Negative public opinion has been observed through the media coverage of public protests and in relation to banks participating in the U.S. Treasury's TARP program, in which Fifth Third was a participant. Additionally, actions taken by government regulators and community organizations may also damage Fifth Third's reputation. This negative public opinion can adversely affect Fifth Third's ability to attract and keep customers and can expose it to litigation and regulatory action.

The results of Vantiv Holding, LLC could have a negative impact on Fifth Third's operating results and financial condition.

During the second quarter of 2009, Fifth Third sold an approximate 51% interest in its processing business, Vantiv Holding, LLC (formerly Fifth Third Processing Solutions) to Advent International. Based on Fifth Third's current ownership share in Vantiv Holding, LLC, of approximately 49%, Vantiv Holding, LLC is accounted for under the equity method and is not consolidated. Poor operating results of Vantiv Holding, LLC could negatively affect the operating results of Fifth Third. In connection with the sale, Fifth Third provided Advent International with certain put rights that are exercisable in the event of three unlikely circumstances. The exercise of the put rights would result in Vantiv Holding, LLC becoming a wholly owned subsidiary of Fifth Third. As a result, Vantiv Holding, LLC would be consolidated and would subject Fifth Third to the risks inherent in integrating a business. Additionally, such a change in the accounting treatment for Vantiv Holding, LLC may adversely impact Fifth Third's capital. Fifth Third participates in a multi lender credit facility to Vantiv Holding, LLC and repayment of these loans is contingent on future cash flows to Vantiv Holding, LLC.

Fifth Third's interests in Vantiv Holding, LLC may change and the potential effects of those changes are uncertain.

In November 2011, Vantiv Holding, LLC, through its affiliated entity, Vantiv Inc., filed a registration statement with the SEC which contemplates an IPO of shares of Class A Common Stock of Vantiv Inc. The IPO contemplates a corporate reorganization of Vantiv Inc., which reorganization could substantially change Fifth Third's interests in Vantiv Holding, LLC. The potential effects on Fifth Third may include, without limitation, changes in (i) the Vantiv entities in which Fifth Third holds equity ownership, (ii) the type of equity interests owned by Fifth Third in those entities, (iii) Fifth Third's overall ownership percentage interests in those entities, due to any sale by Fifth Third of any of its existing equity interests in Vantiv Holding, LLC or its ownership percentage is diluted through any sale of additional equity by Vantiv Holding, LLC in or in connection with the IPO, and (iv) Fifth Third's voting and corporate governance rights. If Fifth Third sells any of its ownership interests in Vantiv Holding, LLC in connection with the Vantiv Inc. IPO, the amount of such sales have not yet been determined and the price at which such sales would be effected cannot be determined unless and until the IPO is completed. Fifth Third cannot predict whether the Vantiv Inc. IPO will be completed and/or the final terms and conditions thereof. Accordingly, the potential impacts on Fifth Third of a Vantiv Inc. IPO are uncertain.

Weather related events or other natural disasters may have an effect on the performance of Fifth Third's loan portfolios, especially in its coastal markets, thereby adversely impacting its results of operations.

Fifth Third's footprint stretches from the upper Midwestern to lower Southeastern regions of the United States. This area has experienced weather events including hurricanes and other natural disasters. The nature and level of these events and the impact of global climate change upon their frequency and severity cannot be predicted. If large scale events occur, they may significantly impact its loan portfolios by damaging properties pledged as collateral as well as impairing its borrower's ability to repay their loans.

RISKS RELATED TO THE LEGAL AND REGULATORY ENVIRONMENT

As a regulated entity, the Bancorp is subject to certain capital requirements that may limit its operations and potential growth.

The Bancorp is a bank holding company and a financial holding company. As such, it is subject to the comprehensive, consolidated supervision and regulation of the FRB, including risk-based and leverage capital requirements. The Bancorp must maintain certain risk-based and leverage capital ratios as required by its banking regulators and which can change depending upon general economic conditions and the Bancorp's particular condition, risk profile and growth plans. Compliance with the capital requirements, including leverage ratios, may limit operations that require the intensive use of capital and could adversely affect the Bancorp's ability to expand or maintain present business levels.

The Bancorp's banking subsidiary must remain well-capitalized, well-managed and maintain at least a "Satisfactory" CRA rating for the Bancorp to retain its status as a financial holding company. Failure to meet these requirements could result in the FRB placing limitations or conditions on the Bancorp's activities (and the commencement of new activities) and could ultimately result in the loss of financial holding company status. In addition, failure by the Bancorp's banking subsidiary to meet applicable capital guidelines could subject the bank to a variety of enforcement remedies available to the federal regulatory authorities. These include limitations on the ability to pay dividends, the issuance by the regulatory authority of a capital directive to increase capital, and the termination of deposit insurance by the FDIC.

Fifth Third's business, financial condition and results of operations could be adversely affected by new or changed regulations and by the manner in which such regulations are applied by regulatory authorities.

Current economic conditions, particularly in the financial markets, have resulted in government regulatory agencies placing increased focus on and scrutiny of the financial services industry. The U.S. government has intervened on an unprecedented scale, responding to what has been commonly referred to as the financial crisis, by introducing various actions and passing legislations such as the Dodd Frank Act. Such programs and legislation subject Fifth Third and other financial institutions to restrictions, oversight and/or costs that may have an impact on Fifth Third's business, financial condition, results of operations or the price of its common stock.

New proposals for legislation and regulations continue to be introduced that could further substantially increase regulation of the financial services industry. Fifth Third cannot predict whether any pending or future legislation will be adopted or the substance and impact of any such new legislation on Fifth Third. Additional regulation could affect Fifth Third in a substantial way and could have an adverse effect on its business, financial condition and results of operations.

Fifth Third is subject to various regulatory requirements that limit its operations and potential growth.

Under federal and state laws and regulations pertaining to the safety and soundness of insured depository institutions and their holding companies, the FRB, the CFPB, and the Ohio Division of Financial Institutions have the authority to compel or restrict certain actions by Fifth Third and its banking subsidiary. Fifth Third and its banking subsidiary are subject to such supervisory authority and, more generally, must, in certain instances, obtain prior regulatory approval before engaging in certain activities or corporate decisions. There can be no assurance that such approvals, if required, would be forthcoming or that such approvals would be granted in a timely manner. Failure to receive any such approval, if required, could limit or impair Fifth Third's operations, restrict its growth and/or affect its dividend policy. Such actions and activities subject to prior approval include, but are not limited to, increasing dividends paid by Fifth Third or its banking subsidiary, entering into a merger or acquisition transaction, acquiring or establishing new branches, and entering into certain new businesses.

In addition, Fifth Third, as well as other financial institutions more generally, have recently been subjected to increased scrutiny from regulatory authorities stemming from broader systemic regulatory concerns, including with respect to stress testing, capital levels, asset quality, provisioning and other prudential matters, arising as a result of the recent financial crisis and efforts to ensure that financial institutions take steps to improve their risk management and prevent future crises.

In some cases, regulatory agencies may take supervisory actions that may not be publicly disclosed, which restrict or limit a financial institution. Finally, as part of Fifth Third's regular examination process, Fifth Third's and its banking subsidiary's respective regulators may advise it and its banking subsidiary to operate under various restrictions as a prudential matter. Such supervisory actions or restrictions, if and in whatever manner imposed, could have a material adverse effect on Fifth Third's business and results of operations and may not be publicly disclosed.

Fifth Third and/or its affiliates are or may become involved from time to time in information-gathering requests, investigations and proceedings by government and self-regulatory agencies which may lead to adverse consequences.

Fifth Third and/or its affiliates are or may become involved from time to time in information-gathering requests, reviews, investigations and proceedings (both formal and informal) by government and self-regulatory agencies, including the SEC, regarding their respective businesses. Such matters may result in material adverse consequences, including without limitation, adverse judgments, settlements, fines, penalties, injunctions or other actions, amendments and/or restatements of Fifth Third's SEC filings and/or financial statements, as applicable, and/or determinations of material weaknesses in its disclosure controls and procedures. The SEC is investigating and has made several requests for information, including by subpoena, concerning issues which Fifth Third understands relate to accounting and reporting matters involving certain of its commercial loans. This could lead to an enforcement proceeding by the SEC which, in turn, may result in one or more such material adverse consequences.

Deposit insurance premiums levied against Fifth Third may increase if the number of bank failures increase or the cost of resolving failed banks increases.

The FDIC maintains a DIF to resolve the cost of bank failures. The DIF is funded by fees assessed on insured depository institutions including Fifth Third. The magnitude and cost of resolving an increased number of bank failures have reduced the DIF. Future deposit premiums paid by Fifth Third depend on the level of the DIF and the magnitude and cost of future bank failures. Fifth Third also may be required to pay significantly higher FDIC premiums because market developments have significantly depleted the DIF of the FDIC and reduced the ratio of reserves to insured deposits.

Legislative or regulatory compliance, changes or actions or significant litigation, could adversely impact Fifth Third or the businesses in which Fifth Third is engaged.

Fifth Third is subject to extensive state and federal regulation, supervision and legislation that govern almost all aspects of its operations and limit the businesses in which Fifth Third may engage. These laws and regulations may change from time to time and are primarily intended for the protection of consumers, depositors and the deposit insurance funds. The impact of any changes to laws and regulations or other actions by regulatory agencies may negatively impact Fifth Third or its ability to increase the value of its business. Additionally, actions by regulatory agencies or significant litigation against Fifth Third could cause it to devote significant time and resources to defending itself and may lead to penalties that materially affect Fifth Third and its shareholders. Future changes in the laws, including tax laws, or regulations or their interpretations or enforcement may also be materially adverse to Fifth Third and its shareholders or may require Fifth Third to expend significant time and resources to comply with such requirements.

On July 21, 2010 the President of the United States signed into law the Dodd-Frank Act. The Dodd-Frank Act will have material implications for Fifth Third and the entire financial services industry. Among other things it will or potentially could:

- Result in Fifth Third being subject to enhanced oversight and scrutiny as a result of being a bank holding company with $50 billion or more in consolidated assets;
- Result in the appointment of the FDIC as receiver of Fifth Third in an orderly liquidation proceeding, if the Secretary of the U.S. Treasury, upon recommendation of two-thirds of

the FRB and the FDIC and in consultation with the President of the United States, finds Fifth Third to be in default or danger of default;
- Affect the levels of capital and liquidity with which Fifth Third must operate and how it plans capital and liquidity levels (including a phased-in elimination of Fifth Third's existing trust preferred securities as Tier 1 capital);
- Subject Fifth Third to new and/or higher fees paid to various regulatory entities, including but not limited to deposit insurance fees to the FDIC;
- Impact Fifth Third's ability to invest in certain types of entities or engage in certain activities;
- Impact a number of Fifth Third's business and risk management strategies;
- Restrict the revenue that Fifth Third generates from certain businesses, including interchange fee revenue generated by Fifth Third's debit and credit card businesses;
- Subject Fifth Third to a new CFPB, which will have broad rule-making and enforcement authorities; and
- Subject Fifth Third to oversight and regulation by a new and different litigation and regulatory regime.

As the Dodd-Frank Act requires that many studies be conducted and that hundreds of regulations be written in order to fully implement it, the full impact of this legislation on Fifth Third, its business strategies and financial performance cannot be known at this time, and may not be known for a number of years. However, these impacts are expected to be substantial and some of them are likely to adversely affect Fifth Third and its financial performance. The extent to which Fifth Third can adjust its strategies to offset such adverse impacts also is not known at this time.

Fifth Third and other financial institutions have been the subject of increased litigation which could result in legal liability and damage to its reputation.

Fifth Third and certain of its directors and officers have been named from time to time as defendants in various class actions and other litigation relating to Fifth Third's business and activities. Past, present and future litigation have included or could include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. Fifth Third is also involved from time to time in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding its business. These matters also could result in adverse judgments, settlements, fines, penalties, injunctions or other relief. Like other large financial institutions and companies, Fifth Third is also subject to risk from potential employee misconduct, including non-compliance with policies and improper use or disclosure of confidential information. Substantial legal liability or significant regulatory action against Fifth Third could materially adversely affect its business, financial condition or results of operations and/or cause significant reputational harm to its business.

Fifth Third's ability to pay or increase dividends on its common stock or to repurchase its capital stock is restricted.

Fifth Third's ability to pay dividends or repurchase stock is subject to regulatory requirements and the need to meet regulatory expectations.

STATEMENTS OF INCOME ANALYSIS

Net Interest Income

Net interest income is the interest earned on securities, loans and leases (including yield-related fees) and other interest-earning assets less the interest paid for core deposits (includes transaction deposits and other time deposits) and wholesale funding (includes certificates of deposit $100,000 and over, other deposits, federal funds purchased, short-term borrowings and long-term debt). The net interest margin is calculated by dividing net interest income by average interest-earning assets. Net interest rate spread is the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities. Net interest margin is typically greater than net interest rate spread due to the interest income earned on those assets that are funded by noninterest-bearing liabilities, or free funding, such as demand deposits or shareholders' equity.

Table 5 presents the components of net interest income, net interest margin and net interest rate spread for the years ended December 31, 2011, 2010 and 2009. Nonaccrual loans and leases and loans held for sale have been included in the average loan and lease balances. Average outstanding securities balances are based on amortized cost with any unrealized gains or losses on available-for-sale securities included in other assets. Table 6 provides the relative impact of changes in the balance sheet and changes in interest rates on net interest income.

Net interest income was $3.6 billion for each of the years ended December 31, 2011 and 2010. Included within net interest income are amounts related to the accretion of discounts on acquired loans and deposits, primarily as a result of acquisitions in previous years, which increased net interest income by $40 million during 2011 and $68 million during 2010. The original purchase accounting discounts reflected the high discount rates in the market at the time of the acquisitions; the total loan discounts are being accreted into net interest income over the remaining period to maturity of the loans acquired. Based upon the remaining period to maturity, and excluding the impact of prepayments, the Bancorp anticipates recognizing approximately $15 million in additional net interest income during 2012 as a result of the amortization and accretion of premiums and discounts on acquired loans and deposits.

For the year ended December 31, 2011, net interest income was adversely impacted by lower yields on both the commercial and consumer loan portfolios partially offset by an increase in average consumer loans and a decrease in interest expense compared to the year ended December 31, 2010. Yields on the commercial and consumer loan portfolio decreased throughout 2011 as the result of low interest rates during the year. Average consumer loans increased primarily as the result of increases in average residential mortgage loans and automobile loans partially offset by a decrease in home equity loans compared to the year ended December 31, 2010. The decrease in interest expense was primarily the result of a $3.2 billion decrease in average interest bearing liabilities from the year ended December 31, 2010, coupled with a continued mix shift to lower cost core deposits as well as the benefit of lower rates offered on savings account balances and other time deposits. The decrease in average interest bearing liabilities was the result of migration from certificates of deposit into demand deposit accounts due to low interest rates during 2011. For the year ended December 31, 2011, the net interest rate spread increased to 3.42% from 3.39% in 2010 as the benefit of a 25 bps decrease in rates on interest bearing liabilities was partially offset by a 22 bps decrease in yield on average interest earnings assets.

Net interest margin was 3.66% for the years ended December 31, 2011 and 2010. Net interest margin was impacted by the amortization and accretion of premiums and discounts on acquired loans and deposits that resulted in an increase of 5 bps during 2011 compared to 7 bps during 2010. Exclusive of these amounts, net interest margin increased 2 bps for the year ended December 31, 2011 compared to the prior year primarily as the result of the previously mentioned mix shift to lower cost core deposits during 2011, an increase in free funding balances and a decrease in average interest earnings assets partially offset by the previously mentioned decrease on the yield of average loans and leases.

Total average interest-earning assets decreased one percent for the year ended December 31, 2011 compared to the prior year primarily as the result of an 11% decrease in the average investment portfolio and a one percent decrease in average commercial loans; partially offset by a four percent increase in average consumer loans. For more information on the Bancorp's investment securities portfolio and loan and lease portfolio, see the Investment Securities and Loan and Lease sections of MD&A.

Interest income from loans and leases decreased $207 million, or five percent, compared to the year ended December 31, 2010 driven primarily by a 32 bps decrease in average loan yields partially offset by a four percent increase in average consumer loans. Yields across much of the loan and lease portfolio decreased as the result of lower interest rates on newly originated loans and a decline in interest rates on automobile loans due to increased competition. Exclusive of the amortization and accretion of premiums and discounts on acquired loans, interest income from loans and leases decreased $179 million compared to the year ended December 31, 2010. Interest income from investment securities and short-term investments decreased $64 million, or 10%, from the prior year primarily as the result of a $2.2 billion decrease in the average balance and a 16 bps decrease in the average yield of taxable securities.

Average core deposits increased $2.5 billion, or three percent, compared to the year ended December 31, 2010 primarily due to an increase in average demand deposits and average savings deposits partially offset by a decrease in average time deposits. The cost of average core deposits decreased to 36 bps for the year ended December 31, 2011 compared to 61 bps from the prior year. This decrease was primarily the result of a mix shift to lower cost core deposits as a result of runoff of higher priced CDs combined with a 24 bps decrease in rates on average savings deposits and a 39 bps decrease in rates on average time deposits compared to year ended December 31, 2010.

Interest expense on wholesale funding for the year ended December 31, 2011 decreased $38 million, or nine percent, compared to the prior year, primarily as a result of a $2.0 billion decrease in the average balance partially offset by a 4 bps increase in the rate. Refer to the Borrowings section of MD&A for additional information on the Bancorp's changes in average borrowings. During the year ended December 31, 2011, wholesale funding represented 23% of interest bearing liabilities compared to 25% during the prior year. For more information on the Bancorp's interest rate risk management, including estimated earnings sensitivity to changes in market interest rates, see the Market Risk Management section of MD&A.

TABLE 5: CONSOLIDATED AVERAGE BALANCE SHEET AND ANALYSIS OF NET INTEREST INCOME

For the years ended December 31	2011			2010			2009		
($ in millions)	Average Balance	Revenue/ Cost	Average Yield/ Rate	Average Balance	Revenue/ Cost	Average Yield/ Rate	Volume	Revenue/ Cost	Average Yield/ Rate
Assets									
Interest-earning assets:									
Loans and leases:[a]									
Commercial and industrial loans	$ 28,546	$ 1,240	4.34 %	$ 26,334	$ 1,238	4.70 %	$ 27,556	$ 1,162	4.22 %
Commercial mortgage	10,447	417	3.99	11,585	476	4.11	12,511	545	4.35
Commercial construction	1,740	53	3.06	3,066	93	3.01	4,638	134	2.90
Commercial leases	3,341	133	3.99	3,343	147	4.40	3,543	150	4.24
Subtotal – commercial	44,074	1,843	4.18	44,328	1,954	4.41	48,248	1,991	4.13
Residential mortgage loans	11,318	503	4.45	9,868	478	4.84	10,886	602	5.53
Home equity	11,077	433	3.91	11,996	479	4.00	12,534	520	4.15
Automobile loans	11,352	530	4.67	10,427	608	5.83	8,807	556	6.31
Credit card	1,864	184	9.86	1,870	201	10.73	1,907	193	10.10
Other consumer loans/leases	529	136	25.77	743	116	15.58	1,009	86	8.49
Subtotal – consumer	36,140	1,786	4.94	34,904	1,882	5.39	35,143	1,957	5.57
Total loans and leases	80,214	3,629	4.52	79,232	3,836	4.84	83,391	3,948	4.73
Securities:									
Taxable	15,334	596	3.89	16,054	650	4.05	16,861	721	4.28
Exempt from income taxes[a]	103	6	5.41	317	13	3.92	239	17	7.19
Other short-term investments	2,031	5	0.25	3,328	8	0.25	1,035	1	0.14
Total interest-earning assets	97,682	4,236	4.34	98,931	4,507	4.56	101,526	4,687	4.62
Cash and due from banks	2,352			2,245			2,329		
Other assets	15,335			14,841			14,266		
Allowance for loan and lease losses	(2,703)			(3,583)			(3,265)		
Total assets	$ 112,666			$ 112,434			$ 114,856		
Liabilities and Equity									
Interest-bearing liabilities:									
Interest checking	$ 18,707	$ 49	0.26 %	$ 18,218	$ 52	0.29 %	$ 15,070	$ 40	0.26 %
Savings	21,652	67	0.31	19,612	107	0.55	16,875	127	0.75
Money market	5,154	14	0.27	4,808	19	0.40	4,320	26	0.60
Foreign office deposits	3,490	10	0.28	3,355	12	0.35	2,108	10	0.45
Other time deposits	6,260	140	2.23	10,526	276	2.62	14,103	470	3.33
Certificates - $100,000 and over	3,656	72	1.97	6,083	125	2.06	10,367	280	2.70
Other deposits	7	-	0.03	6	-	0.13	157	-	0.20
Federal funds purchased	345	-	0.11	291	1	0.17	517	1	0.20
Other short-term borrowings	2,777	3	0.12	1,635	3	0.21	6,463	42	0.64
Long-term debt	10,154	306	3.01	10,902	290	2.65	11,035	318	2.89
Total interest-bearing liabilities	72,202	661	0.92	75,436	885	1.17	81,015	1,314	1.62
Demand deposits	23,389			19,669			16,862		
Other liabilities	4,189			3,580			3,926		
Total liabilities	99,780			98,685			101,803		
Total equity	12,886			13,749			13,053		
Total liabilities and equity	$ 112,666			$ 112,434			$ 114,856		
Net interest income		$ 3,575			$ 3,622		$	$ 3,373	
Net interest margin			3.66 %			3.66 %			3.32 %
Net interest rate spread			3.42			3.39			3.00
Interest-bearing liabilities to interest-earning assets			73.92			76.25			79.80

(a) The FTE adjustments included in the above table are $18 for the years ended ***December 31, 2011*** *and 2010 and $19 for the year ended December 31, 2009. The federal statutory tax rate utilized was 35% for all periods presented.*

TABLE 6: CHANGES IN NET INTEREST INCOME ATTRIBUTABLE TO VOLUME AND YIELD/RATE (a)

For the years ended December 31	**2011 Compared to 2010**			2010 Compared to 2009		
($ in millions)	Volume	Yield/Rate	Total	Volume	Yield/Rate	Total
Assets						
Interest-earning assets:						
Loans and leases:						
Commercial and industrial loans	$ **100**	**(98)**	**2**	$ (53)	129	76
Commercial mortgage	**(45)**	**(14)**	**(59)**	(39)	(30)	(69)
Commercial construction	**(42)**	**2**	**(40)**	(46)	5	(41)
Commercial leases	**-**	**(14)**	**(14)**	(8)	5	(3)
Subtotal – commercial	**13**	**(124)**	**(111)**	(146)	109	(37)
Residential mortgage loans	**67**	**(42)**	**25**	(53)	(71)	(124)
Home equity	**(34)**	**(12)**	**(46)**	(22)	(19)	(41)
Automobile loans	**51**	**(129)**	**(78)**	97	(45)	52
Credit card	**(1)**	**(16)**	**(17)**	(4)	12	8
Other consumer loans/leases	**(41)**	**61**	**20**	(27)	57	30
Subtotal – consumer	**42**	**(138)**	**(96)**	(9)	(66)	(75)
Total loans and leases	**55**	**(262)**	**(207)**	(155)	43	(112)
Securities:						
Taxable	**(29)**	**(25)**	**(54)**	(34)	(37)	(71)
Exempt from income taxes	**(10)**	**3**	**(7)**	6	(10)	(4)
Other short-term investments	**(3)**	**-**	**(3)**	5	2	7
Total interest-earning assets	**13**	**(284)**	**(271)**	(178)	(2)	(180)
Total change in interest income	$ **13**	**(284)**	**(271)**	$ (178)	(2)	(180)
Liabilities and Equity						
Interest-bearing liabilities:						
Interest checking	$ **2**	**(5)**	**(3)**	$ 8	4	12
Savings	**11**	**(51)**	**(40)**	18	(38)	(20)
Money market	**1**	**(6)**	**(5)**	2	(9)	(7)
Foreign office deposits	**-**	**(2)**	**(2)**	4	(2)	2
Other time deposits	**(99)**	**(37)**	**(136)**	(105)	(89)	(194)
Certificates - $100,000 and over	**(48)**	**(5)**	**(53)**	(98)	(57)	(155)
Federal funds purchased	**(1)**	**-**	**(1)**	-	-	-
Other short-term borrowings	**2**	**(2)**	**-**	(21)	(18)	(39)
Long-term debt	**(21)**	**37**	**16**	(3)	(25)	(28)
Total interest-bearing liabilities	**(153)**	**(71)**	**(224)**	(195)	(234)	(429)
Total change in interest expense	**(153)**	**(71)**	**(224)**	(195)	(234)	(429)
Total change in net interest income	$ **166**	**(213)**	**(47)**	$ 17	232	249

(a) Changes in interest not solely due to volume or yield/rate are allocated in proportion to the absolute dollar amount of change in volume and yield/rate.

Provision for Loan and Lease Losses

The Bancorp provides as an expense an amount for probable loan and lease losses within the loan and lease portfolio that is based on factors previously discussed in the Critical Accounting Policies section. The provision is recorded to bring the ALLL to a level deemed appropriate by the Bancorp to cover losses inherent in the portfolio. Actual credit losses on loans and leases are charged against the ALLL. The amount of loans actually removed from the Consolidated Balance Sheets is referred to as charge-offs. Net charge-offs include current period charge-offs less recoveries on previously charged-off loans and leases.

The provision for loan and lease losses decreased to $423 million in 2011 compared to $1.5 billion in 2010. The decrease in provision expense for 2011 compared to the prior year was due to decreases in nonperforming loans and leases, improved delinquency metrics in commercial and consumer loans and leases, and improvement in underlying loss trends. The ALLL declined $749 million from $3.0 billion at December 31, 2010 to $2.3 billion at December 31, 2011. As of December 31, 2011, the ALLL as a percent of loans and leases decreased to 2.78%, compared to 3.88% at December 31, 2010.

Refer to the Credit Risk Management section of the MD&A as well as Note 6 of the Notes to Consolidated Financial Statements for more detailed information on the provision for loan and lease losses, including an analysis of loan portfolio composition, nonperforming assets, net charge-offs, and other factors considered by the Bancorp in assessing the credit quality of the loan and lease portfolio and the ALLL.

Noninterest Income

Noninterest income decreased $274 million, or 10%, for the year ended December 31, 2011 compared to the year ended December 31, 2010. The components of noninterest income are as follows:

TABLE 7: NONINTEREST INCOME

For the years ended December 31 ($ in millions)		2011	2010	2009	2008	2007
Mortgage banking net revenue	$	**597**	647	553	199	133
Service charges on deposits		**520**	574	632	641	579
Investment advisory revenue		**375**	361	326	366	382
Corporate banking revenue		**350**	364	372	431	367
Card and processing revenue		**308**	316	615	912	826
Gain on sale of the processing business		**-**	-	1,758	-	-
Other noninterest income		**250**	406	479	363	153
Securities gains (losses), net		**46**	47	(10)	(86)	21
Securities gains, net, non-qualifying hedges on mortgage servicing rights		**9**	14	57	120	6
Total noninterest income	$	**2,455**	2,729	4,782	2,946	2,467

Mortgage banking net revenue

Mortgage banking net revenue decreased $50 million in 2011 compared to 2010. The components of mortgage banking net revenue are as follows:

TABLE 8: COMPONENTS OF MORTGAGE BANKING NET REVENUE

For the years ended December 31 ($ in millions)		2011	2010	2009
Origination fees and gains on loan sales	$	**396**	490	485
Net servicing revenue:				
Gross servicing fees		**234**	221	197
Servicing rights amortization		**(135)**	(137)	(146)
Net valuation adjustments on servicing rights and free-standing derivatives entered into to economically hedge MSR		**102**	73	17
Net servicing revenue		**201**	157	68
Mortgage banking net revenue	$	**597**	647	553

Origination fees and gains on loan sales decreased $94 million in 2011 compared to 2010 primarily as the result of a 26% decrease in the profit margin on sold residential mortgage loans due to a decrease in interest rates and an eight percent decrease in residential mortgage loan originations compared to 2010. Residential mortgage loan originations decreased to $18.6 billion during 2011 compared to $20.3 billion during 2010. The decrease in originations is primarily due to a decrease in refinancing activity as many customers have taken advantage of the low interest rate environment in prior years.

Net servicing revenue is comprised of gross servicing fees and related servicing rights amortization as well as valuation adjustments on MSRs and mark-to-market adjustments on both settled and outstanding free-standing derivative financial instruments used to economically hedge the MSR portfolio. Net servicing revenue increased $44 million in 2011 compared to 2010 driven primarily by an increase in valuation adjustments and gross servicing fees. The net valuation adjustment of $102 million during 2011 included $344 million in gains from derivatives economically hedging the MSRs partially offset by $242 million in temporary impairment on the MSR portfolio. The gain in the net valuation adjustment is reflective of refinancing activity in recent years that has contributed to prepayments being less sensitive to lower mortgage rates due to customers taking advantage of lower rates in earlier periods as well as the impact of tighter underwriting standards. Additionally, the net MSR/hedge position has benefited from the positive carry of the hedge and the widening spread between mortgage and swap rates. Gross servicing fees increased $13 million in 2011 compared to 2010 as a result of an increase in the size of the Bancorp's servicing portfolio. The Bancorp's total residential loans serviced as of December 31, 2011 and 2010 was $70.6 billion and $63.2 billion, respectively, with $57.1 billion and $54.2 billion, respectively, of residential mortgage loans serviced for others.

Servicing rights are deemed impaired when a borrower's loan rate is distinctly higher than prevailing rates. Impairment on servicing rights is reversed when the prevailing rates return to a level commensurate with the borrower's loan rate. Further detail on the valuation of MSRs can be found in Note 12 of the Notes to Consolidated Financial Statements. The Bancorp maintains a non-qualifying hedging strategy to manage a portion of the risk associated with changes in the valuation on the MSR portfolio. See Note 13 of the Notes to Consolidated Financial Statements for more information on the free-standing derivatives used to economically hedge the MSR portfolio.

In addition to the derivative positions used to economically hedge the MSR portfolio, the Bancorp acquires various securities as a component of its non-qualifying hedging strategy. Net gains on sales of these securities were $9 million and $14 million in 2011 and 2010, respectively, and were recorded in securities gains, net, non-qualifying hedges on mortgage servicing rights in the Bancorp's Consolidated Statements of Income.

Service charges on deposits

Service charges on deposits decreased $54 million in 2011 compared to 2010. Consumer deposit revenue decreased $59 million in 2011 compared to 2010 primarily due to the impact of Regulation E and new overdraft policies that resulted in a decrease in overdraft occurrences. Regulation E became effective on July 1, 2010 for new accounts and August 15, 2010 for existing accounts. Regulation E is a FRB rule that prohibits financial institutions from charging consumers fees for paying overdrafts on ATMs and one-time debit card transactions unless a consumer consents, or opts in, to the overdraft service for those types of transactions.

Commercial deposit revenue increased $5 million in 2011 compared to 2010 primarily due to an increase in commercial account relationships and a decrease in earnings credits paid on customer balances as the result of a decrease in the crediting rate applied to balances. Commercial customers receive earnings credits to offset the fees charged for banking services on their deposit accounts such as account maintenance, lockbox, ACH transactions, wire transfers and other ancillary corporate treasury management services. Earnings credits are based on the customer's average balance in qualifying deposits multiplied by the crediting rate. Qualifying deposits include demand deposits and interest-bearing checking accounts. The Bancorp has a standard crediting rate that is adjusted as necessary based on the competitive market conditions and changes in short-term interest rates.

Investment advisory revenue

Investment advisory revenue increased $14 million in 2011 compared to 2010 primarily due to improved market performance and sales force expansion that resulted in increased brokerage activity. As of December 31, 2011, the Bancorp had approximately $282 billion in total assets under care and managed $24 billion in assets for individuals, corporations and not-for-profit organizations.

Corporate banking revenue

Corporate banking revenue decreased $14 million in 2011 compared to 2010. The decrease from the prior year was primarily the result of decreases in institutional sales, syndication fees, lease remarketing fees and international income partially offset by an increase in business lending fees.

Card and processing revenue

Card and processing revenue decreased $8 million in 2011 compared to 2010. The decrease was the result of an increase in costs associated with redemption of cash based reward points and the impact of the implementation of the Dodd-Frank Act's debit card interchange fee cap in the fourth quarter of 2011 partially offset by increased debit and credit card transaction volumes.

Other noninterest income

The major components of other noninterest income are as follows:

TABLE 9: COMPONENTS OF OTHER NONINTEREST INCOME

For the years ended December 31 ($ in millions)		2011	2010	2009
Operating lease income	$	**58**	62	59
Equity method income from interest in Vantiv Holding, LLC		**57**	26	15
BOLI income (loss)		**41**	194	(2)
Cardholder fees		**41**	36	48
Net gain from warrant and put options associated with the processing business sale		**39**	5	18
Gain on loan sales		**37**	51	38
Consumer loan and lease fees		**31**	32	43
Insurance income		**28**	38	47
Banking center income		**27**	22	22
TSA revenue		**21**	49	76
Loss on sale of OREO		**(71)**	(78)	(70)
Loss on swap associated with the sale of Visa, Inc. class B shares		**(83)**	(19)	(2)
Gain on sale/redemption of Visa, Inc. ownership interests		**-**	-	244
Other, net		**24**	(12)	(57)
Total other noninterest income	$	**250**	406	479

Other noninterest income decreased $156 million in 2011 compared to 2010 primarily due to a $152 million litigation settlement related to one of the Bancorp's BOLI policies in 2010. Excluding the impact of the litigation settlement, other noninterest income was relatively flat compared to 2010 as an increase of $64 million in losses on the swap associated with the sale of Visa, Inc. Class B shares, a decrease of $28 million in TSA revenue and a decrease of $14 million in the gains on loan sales were offset by increases of $34 million in gains on the valuation of warrants and put options issued as part of the sale of the processing business, $31 million in equity method income from the Bancorp's ownership interest in Vantiv Holding, LLC, $15 million in gains from private equity investments (recorded in the "other" caption) and a $12 million reduction in losses from fair value adjustments on commercial loans designated as held for sale (recorded in the "other" caption). For additional information on the valuation of the swap associated with the sale of Visa, Inc. Class B shares and the valuation of warrants and put options associated with the sale of the processing business, see Note 27 of the Notes to Consolidated Financial Statements.

As part of the sale of the processing business, in 2009, the Bancorp entered into a TSA with The processing business that resulted in the Bancorp recognizing approximately $21 million and $49 million in revenue during 2011 and 2010, respectively, which were offset with expense from the servicing agreements recorded in noninterest expense.

TABLE 10: NONINTEREST EXPENSE

For the years ended December 31 ($ in millions)		2011	2010	2009	2008	2007
Salaries, wages and incentives	$	**1,478**	1,430	1,339	1,337	1,239
Employee benefits		**330**	314	311	278	278
Net occupancy expense		**305**	298	308	300	269
Technology and communications		**188**	189	181	191	169
Card and processing expense		**120**	108	193	274	244
Equipment expense		**113**	122	123	130	123
Goodwill impairment		**-**	-	-	965	-
Other noninterest expense		**1,224**	1,394	1,371	1,089	989
Total noninterest expense	$	**3,758**	3,855	3,826	4,564	3,311
Efficiency ratio		**62.3** %	60.7	46.9	70.4	60.2

Noninterest Expense

Total noninterest expense decreased $97 million, or three percent, in 2011 compared to 2010 primarily due to a decrease in other noninterest expense, as discussed below, partially offset by an increase in total personnel costs (salaries, wages and incentives plus employee benefits) and card and processing expense. Total personnel costs increased $64 million, or four percent, in 2011 compared to 2010 due to an increase in base and incentive compensation driven by investments in the sales force beginning in mid-2010 and an overall increase in the number of employees. Full time equivalent employees totalled 21,334 at December 31, 2011 compared to 20,838 at December 31, 2010.

Card and processing expense increased $12 million, or 11%, in 2011 compared to 2010 primarily as the result of growth in debit and credit card transactions. The major components of other noninterest expense are as follows:

TABLE 11: COMPONENTS OF OTHER NONINTEREST EXPENSE

For the years ended December 31 ($ in millions)		2011	2010	2009
FDIC insurance and other taxes	$	**201**	242	269
Loan and lease		**195**	211	234
Losses and adjustments		**129**	187	110
Marketing		**115**	98	79
Affordable housing investments impairment		**85**	100	83
Professional service fees		**58**	77	63
Travel		**52**	51	41
Postal and courier		**49**	48	53
Operating lease		**41**	41	39
OREO expense		**34**	33	24
Recruitment and education		**31**	31	30
Data processing		**29**	24	21
Insurance		**25**	42	50
Intangible asset amortization		**22**	43	57
Supplies		**18**	24	25
Visa litigation reserve		**-**	-	(73)
Provision for unfunded commitments and letters of credit		**(46)**	(24)	99
Other, net		**186**	166	167
Total other noninterest expense	$	**1,224**	1,394	1,371

Total other noninterest expense decreased $170 million, or 12%, in 2011 compared to 2010 primarily due to decreases in the provision for representation and warranty claims, recorded in losses and adjustments; FDIC insurance and other taxes, intangible asset amortization, professional service fees and an increase in the benefit from a decrease in the reserve for unfunded commitments and letters of credit partially offset by losses in 2011 related to the termination of two cash flow hedges and an increase in litigation reserves associated with bankcard association membership, both of which were recorded in the "other" caption.

The provision for representation and warranty claims decreased $59 million in 2011 compared to 2010 primarily due to a decrease in demand requests during 2011 and a decrease in losses on repurchased loans compared to 2010. FDIC insurance and other taxes decreased $41 million in 2011 compared to 2010 due primarily to the FDIC's implementation of amended regulations that revised the Federal Deposit Insurance Act effective April 1, 2011. The amended regulations modified the definition of an institution's deposit insurance assessment base from domestic deposits to quarterly average total assets less quarterly average tangible equity as well as the assessment rate calculation; additionally 2010 included expenses due to the Bancorp's participation in the FDIC's TLGP transaction account guarantee program, which was exited during the second quarter of 2010. The $21 million decrease in intangible asset amortization was primarily the result of the full amortization of certain intangible assets in 2010 and 2011. The decrease in professional service fees of $19 million in 2011 compared to 2010 was primarily the result of legal expenses incurred from the litigation settlement related to one of the Bancorp's BOLI policies during the third quarter of 2010. The provision for unfunded commitments and letters of credit was a benefit of $46 million in 2011 compared to a benefit of $24 million during 2010. The benefit recorded in each period reflects lower estimates of inherent losses resulting from a decrease in delinquent loans as credit trends improved during 2011. The $20 million increase in the "other" caption was primarily the result of $27 million in expenses on two cash flow hedge transactions that were terminated during the third quarter of 2011 and $14 million of expenses related to an increase in litigation reserves associated with bankcard association membership during the fourth quarter of 2011 partially offset by an $8 million gain on the extinguishment of long term debt during 2011 compared to $17 million of losses on the extinguishment of long term debt during 2010.

TSA related expenses decreased to approximately $21 million in 2011 from $49 million in 2010 due to Vantiv Holding's transition to their own supporting systems.

The Bancorp continues to focus on efficiency initiatives as part of its core emphasis on operating leverage and expense control. The efficiency ratio (noninterest expense divided by the sum of net interest income (FTE) and noninterest income) was 62.3% for 2011 compared to 60.7% in 2010.

Applicable Income Taxes

The Bancorp's income (loss) before income taxes, applicable income tax expense (benefit) and effective tax rate for each of the periods indicated are shown in Table 12. Applicable income tax expense for all periods includes the benefit from tax-exempt income, tax-advantaged investments, certain gains on sales of leases that are exempt from federal taxation and tax credits, partially offset by the effect of nondeductible expenses. The tax credits are associated with the Low-Income Housing Tax Credit program established under Section 42 of the IRC, the New Markets Tax Credit program established under Section 45D of the IRC, the Rehabilitation Investment Tax Credit program established under Section 47 of the IRC, and the Qualified Zone Academy Bond program established under Section 1397E of the IRC. The effective tax rate for the year ended December 31, 2011 was primarily impacted by $135 million in tax credits and $26 million of non-cash charges relating to previously recognized tax benefits associated with stock-based compensation that will not be realized. The effective tax rate for the year ended December 31, 2010 was primarily impacted by $133 million in tax credits, a $26 million reduction in income tax expense resulting from the settlement of certain uncertain tax positions with the IRS and $25 million of non-cash charges relating to previously recognized tax benefits associated with stock-based compensation that will not be realized. See Note 20 of the Notes to Consolidated Financial Statements for further information on income taxes.

Deductibility of Executive Compensation

Certain sections of the IRC limit the deductibility of compensation paid to or earned by certain executive officers of a public company. This has historically limited the deductibility of certain executive compensation to $1 million per executive officer, and the Bancorp's compensation philosophy has been to position pay to ensure deductibility. However, both the amount of the executive compensation that is deductible for certain executive officers and the allowable compensation vehicles changed as a result of the Bancorp's participation in TARP. In particular, the Bancorp was not permitted to deduct compensation earned by certain executive officers in excess of $500,000 per executive officer as a result of the Bancorp's participation in TARP. Therefore, a portion of the compensation earned by certain executive officers was not deductible by the Bancorp for the period in which the Bancorp participated in TARP. Subsequent to ending its participation in TARP, certain limitations on the deductibility of executive compensation will continue to apply to some forms of compensation earned while under TARP. The Bancorp's Compensation Committee determined that the underlying executive compensation programs are appropriate and necessary to attract, retain and motivate senior executives, and that failing to meet these objectives creates more risk for the Bancorp and its value than the financial impact of losing the tax deduction. For the years ended December 31, 2011 and 2010, the total tax impact for non-deductible compensation was $2 million and $6 million, respectively.

The Bancorp's income before income taxes, applicable income tax expense and effective tax rate are as follows:

TABLE 12: APPLICABLE INCOME TAXES

For the years ended December 31 ($ in millions)		**2011**	2010	2009	2008	2007
Income (loss) before income taxes	$	**1,831**	940	767	(2,664)	1,537
Applicable income tax expense (benefit)		**533**	187	30	(551)	461
Effective tax rate		**29.1** %	19.8	3.9	20.7	30.0

BUSINESS SEGMENT REVIEW

The Bancorp reports on four business segments: Commercial Banking, Branch Banking, Consumer Lending and Investment Advisors. Additional detailed financial information on each business segment is included in Note 30 of the Notes to Consolidated Financial Statements. Results of the Bancorp's business segments are presented based on its management structure and management accounting practices. The structure and accounting practices are specific to the Bancorp; therefore, the financial results of the Bancorp's business segments are not necessarily comparable with similar information for other financial institutions. The Bancorp refines its methodologies from time to time as management's accounting practices are improved or businesses change.

On June 30, 2009, the Bancorp completed the sale of the processing business, which represented the sale of a majority interest in the Bancorp's merchant acquiring and financial institutions processing businesses. Financial data for the merchant acquiring and financial institutions processing businesses was originally reported in the former Processing Solutions segment through June 30, 2009. As a result of the sale, the Bancorp no longer presents Processing Solutions as a segment and therefore, historical financial information for the merchant acquiring and financial institutions processing businesses has been reclassified under General Corporate and Other for all periods presented. Interchange revenue previously recorded in the Processing Solutions segment and associated with cards currently included in Branch Banking is now included in the Branch Banking segment for all periods presented. Additionally, the Bancorp retained its retail credit card and commercial multi-card service businesses, which were also originally reported in the former Processing Solutions segment through June 30, 2009, and are included in the Branch Banking and Commercial Banking segments, respectively, for all periods presented. Revenue from the remaining ownership interest in the Processing Business is recorded in General Corporate and Other as noninterest income.

The Bancorp manages interest rate risk centrally at the corporate level and employs a FTP methodology at the business segment level. This methodology insulates the business segments from interest rate volatility, enabling them to focus on serving customers through loan originations and deposit taking. The FTP system assigns charge rates and credit rates to classes of assets and liabilities, respectively, based on expected duration and the LIBOR swap curve. Matching duration allocates interest income and interest expense to each segment so its resulting net interest income is insulated from interest rate risk. In a rising rate environment, the Bancorp benefits from the widening spread between deposit costs and wholesale funding costs. However, the Bancorp's FTP system credits this benefit to deposit-providing businesses, such as Branch Banking and Investment Advisors, on a duration-adjusted basis. The net impact of the FTP methodology is captured in General Corporate and Other.

The Bancorp adjusts the FTP charge and credit rates as dictated by changes in interest rates for various interest-earning assets and liabilities. The credit rate provided for DDAs is reviewed annually based upon the account type, its estimated duration and the corresponding fed funds, LIBOR or swap rate. The credit rates for DDAs were reset January 1, 2011 to reflect the current market rates. These rates were significantly lower than those in place during 2010, thus net interest income for deposit providing businesses was negatively impacted during 2011.

The business segments are charged provision expense based on the actual net charge-offs experienced by the loans owned by each segment. Provision expense attributable to loan growth and changes in factors in the ALLL are captured in General Corporate and Other. The financial results of the business segments include allocations for shared services and headquarters expenses. Even with these allocations, the financial results are not necessarily indicative of the business segments' financial condition and results of operations as if they existed as independent entities. Additionally, the business segments form synergies by taking advantage of cross-sell opportunities and when funding operations, by accessing the capital markets as a collective unit. Net income by business segment is summarized in the following table.

TABLE 13: BUSINESS SEGMENT NET INCOME AVAILABLE TO COMMON SHAREHOLDERS

For the years ended December 31 ($ in millions)		**2011**	2010	2009
Income Statement Data				
Commercial Banking	$	**441**	178	(101)
Branch Banking		**186**	185	327
Consumer Lending		**56**	(26)	21
Investment Advisors		**24**	29	53
General Corporate & Other		**591**	387	437
Net income		**1,298**	753	737
Less: Net income attributable to noncontrolling interest		**1**	-	-
Net income attributable to Bancorp		**1,297**	753	737
Dividends on preferred stock		**203**	250	226
Net income available to common shareholders	$	**1,094**	503	511

Commercial Banking

Commercial Banking offers credit intermediation, cash management and financial services to large and middle-market businesses and government and professional customers. In addition to the traditional lending and depository offerings, Commercial Banking products and services include global cash management, foreign exchange and international trade finance, derivatives and capital markets services, asset-based lending, real estate finance, public finance, commercial leasing and syndicated finance. The following table contains selected financial data for the Commercial Banking segment.

TABLE 14: COMMERCIAL BANKING

For the years ended December 31 ($ in millions)		2011	2010	2009
Income Statement Data				
Net interest income (FTE)[(a)]	$	**1,374**	1,545	1,383
Provision for loan and lease losses		**490**	1,159	1,360
Noninterest income:				
Corporate banking revenue		**332**	346	353
Service charges on deposits		**207**	199	196
Other noninterest income		**102**	90	60
Noninterest expense:				
Salaries, incentives and benefits		**240**	214	192
Other noninterest expense		**833**	757	768
Income (loss) before taxes		**452**	50	(328)
Applicable income tax expense (benefit)[(b)]		**11**	(128)	(227)
Net income (loss)	$	**441**	178	(101)
Average Balance Sheet Data				
Commercial loans	$	**38,384**	38,304	41,341
Demand deposits		**13,130**	10,872	8,581
Interest checking		**7,901**	8,432	6,018
Savings and money market		**2,776**	2,823	2,457
Certificates over $100,000		**1,778**	3,014	4,376
Foreign office deposits		**1,581**	2,017	1,275

(a) *Includes FTE adjustments of **$17**, $14, and $13 for the years ended December 31, **2011**, 2010, and 2009, respectively.*

(b) *Applicable income tax benefit for all periods includes the tax benefit from tax-exempt income and business tax credits, partially offset by the effect of certain nondeductible expenses. Refer to the Applicable Income Taxes section of MD&A for additional information.*

Comparison of 2011 with 2010

Net income was $441 million for the year ended December 31, 2011, compared to net income of $178 million for the year ended December 31, 2010. The increase in net income was primarily driven by a decrease in the provision for loan and lease losses partially offset by lower net interest income and higher noninterest expense.

Net interest income decreased $171 million primarily due to declines in the FTP credits for DDAs and decreases in interest income. The decrease in interest income was driven primarily by a decline in yields of 17 bps on average loans. Provision for loan and lease losses decreased $669 million. Net charge-offs as a percent of average loans and leases decreased to 128 bps for 2011 compared to 302 bps for 2010 largely due net charge-offs on commercial loans moved to held for sale during the third quarter of 2010 and as a result of improved credit trends across all commercial loan types.

Noninterest income was relatively flat from 2010 to 2011, as increases in other noninterest income and service charges on deposits were offset by a decrease in corporate banking revenue. The increase in other noninterest income is primarily due to a $15 million increase in income on private equity investments. Service charges on deposits increased from 2010 primarily due to a decrease in earnings credits paid on customer balances. The decrease in corporate banking revenue was primarily driven by decreases in international income, institutional sales, and syndication fees partially offset by an increase in business lending fees.

Noninterest expense increased $102 million from the prior year as a result of increases in salaries, incentives and benefits and other noninterest expense. The increase in salaries, incentives and benefits of $26 million was primarily the result of increased incentive compensation due to improved production levels. FDIC insurance expense, which is recorded in other noninterest expense, increased $14 million due to a change in the methodology in determining FDIC insurance premiums to one based on total assets less tangible equity as opposed to the previous method that was based on domestic deposits. The remaining increase in other noninterest expense was the result of higher corporate overhead allocations in 2011 compared to 2010.

Average commercial loans were flat compared to the prior year. Average commercial mortgage loans decreased $1.0 billion as a result of tighter underwriting standards implemented in prior quarters in an effort to limit exposure to commercial real estate. Average commercial construction loans decreased $1.2 billion due to runoff as management suspended new lending on non-owner occupied real estate in 2008. The decreases in average commercial mortgage and construction loans were offset by growth in average commercial and industrial loans, which increased $2.5 billion as a result of an increase in new loan origination activity.

Average core deposits increased $1.2 billion compared to 2010. The increase was primarily driven by strong growth in DDAs, which increased $2.3 billion compared to the prior year. The increase in DDAs was partially offset by decreases in interest bearing deposits of $1.0 billion as customers opted to maintain their balances in more liquid accounts due to interest rates remaining near historical lows.

Comparison of 2010 with 2009

Commercial Banking realized net income of $178 million in 2010 compared to a net loss of $101 million in 2009. This improvement was primarily due to an increase in net interest income and a decrease in provision for loan and lease losses. Net interest income increased $162 million primarily due to a mix shift from higher cost term deposits to lower cost deposit products. This improvement was partially offset by the negative impact to net interest income of a decrease in average commercial loans during 2010 and a decrease of $35 million in the accretion of discounts on loans associated with a previous acquisition.

Provision for loan and lease losses decreased $201 million from 2009. Net charge-offs as a percent of average loans and leases decreased from 329 bps in 2009 to 302 bps in 2010 due to actions taken by the Bancorp to address problem loans which resulted in significant net charge-offs recorded in 2009.

Noninterest income increased $26 million from 2009 primarily as a result of $24 million increase in gains on private equity investments, included in other noninterest income, and a $5 million increase in card and processing revenue partially offset by a $7 million decrease in corporate banking revenue.

Noninterest expense increased $11 million compared to 2009 as the increase in salaries, incentives and benefits was partially offset by the decrease in other noninterest expense. The decrease in other noninterest expense is due to a decrease in loan and lease expense as a result of lower loan demand during 2010, a decrease in collection related expenses and a decrease in FDIC expenses due to a special assessment in the second quarter of 2009.

Average commercial loans and leases decreased $3.0 billion compared to the prior year due to lower customer demand for new originations, lower utilization rates on corporate lines and tighter underwriting standards. These impacts were partially offset by the consolidation of $724 million of commercial and industrial loans on January 1, 2010, which had a remaining balance of $372 million at December 31, 2010.

Average core deposits increased $5.8 billion, or 32%, compared to 2009 due to the migration of higher priced certificates of deposit into transaction accounts, as well as the impact of historically low interest rates and excess customer liquidity.

Branch Banking

Branch Banking provides a full range of deposit and loan and lease products to individuals and small businesses through 1,316 full-service Banking Centers. Branch Banking offers depository and loan products, such as checking and savings accounts, home equity loans and lines of credit, credit cards and loans for automobiles and other personal financing needs, as well as products designed to meet the specific needs of small businesses, including cash management services. The following table contains selected financial data for the Branch Banking segment.

TABLE 15: BRANCH BANKING

For the years ended December 31 ($ in millions)		2011	2010	2009
Income Statement Data				
Net interest income	$	**1,423**	1,514	1,577
Provision for loan and lease losses		**393**	555	601
Noninterest income:				
Service charges on deposits		**309**	369	428
Card and processing revenue		**305**	298	268
Investment advisory revenue		**117**	106	84
Other noninterest income		**106**	112	122
Noninterest expense:				
Salaries, incentives and benefits		**583**	560	507
Net occupancy and equipment expense		**235**	223	217
Card and processing expense		**114**	105	70
Other noninterest expense		**647**	668	579
Income before taxes		**288**	288	505
Applicable income tax expense		**102**	103	178
Net income	$	**186**	185	327
Average Balance Sheet Data				
Consumer loans	$	**14,151**	13,125	13,278
Commercial loans		**4,621**	4,815	5,337
Demand deposits		**8,408**	7,006	6,363
Interest checking		**8,086**	7,462	7,469
Savings and money market		**22,241**	19,963	17,010
Other time and certificates - $100,000 and over		**7,778**	12,712	16,995

Comparison of 2011 with 2010

Net income increased $1 million compared to 2010, driven by a decline in the provision for loan and lease losses offset by a decrease in net interest income and noninterest income and an increase in noninterest expense. Net interest income decreased $91 million compared to the prior year. The primary drivers of the decline include decreases in the FTP credits for DDAs, lower yields on average commercial and consumer loans, and a decline in average commercial loans. These decreases were partially offset by a favorable shift in the segment's deposit mix towards lower cost transaction deposits resulting in declines in interest expense of $193 million compared to 2010, and an increase in average consumer loans.

Provision for loan and lease losses for 2011 decreased $162 million compared to the prior year. The decline in the provision was the result of improved credit trends across all consumer and commercial loan types. Net charge-offs as a percent of average loans and leases decreased to 210 bps for 2011 compared to 313 bps for 2010. The decrease is the result of improved credit trends and tighter underwriting standards. In addition, the decrease is due to $24 million in charge-offs taken on $60 million of commercial loans which were sold or moved to held for sale during the third quarter of 2010.

Noninterest income decreased $48 million compared to the prior year. The decrease was primarily driven by lower service charges on deposits, which declined $60 million, primarily due to the implementation of Regulation E in the third quarter of 2010. The decrease was partially offset by increased card and processing revenue caused by higher debit and credit card transaction volumes. Growth in processing revenue was partially offset by the impact of the implementation of the Dodd-Frank Act's debit card interchange fee cap in the fourth quarter of 2011. Investment advisory revenue also increased due to improved market performance and sales force expansion.

Noninterest expense increased $23 million, primarily driven by increases in salaries, incentives and benefits expense and card and processing expense partially offset by a decline in other noninterest expense. Salaries, incentives and benefits expenses increased $23 million due to an increase in base and incentive compensation driven by investments in the sales force, as well as additional branch personnel. Card and processing expense increased $9 million due to increased costs associated with an increase in the redemption of points for debit and credit card rewards. Other noninterest expense declined $21 million primarily due to a decrease in FDIC insurance expense.

Average consumer loans increased $1.0 billion in 2011 primarily due to increases in average residential mortgage loans of $1.5 billion due to management's decision in the third quarter of 2010 to retain certain mortgage loans. The increases in average residential mortgage loans was partially offset by decreases in average home equity loans of $421 million due to decreased customer demand and continued tighter underwriting standards. Average commercial loans decreased $194 million due to declines in commercial and industrial loans resulting from lower customer demand for new originations and continued tighter underwriting standards applied to both originations and renewals.

Average core deposits increased by $120 million compared to the prior year as the growth in transaction accounts due to excess customer liquidity and historically low interest rates outpaced runoff of higher priced certificates of deposit.

Comparison of 2010 with 2009

Net income decreased $142 million compared to 2009 driven by an increase in noninterest expense and a decrease in net interest income partially offset by a decrease in provision for loan and lease losses. Net interest income decreased $63 million compared to 2009 as the impact of lower loan balances more than offset a favorable shift in the segment's deposit mix towards lower cost transaction deposits.

Provision for loan and lease losses decreased $46 million from 2009. Net charge-offs as a percent of average loans and leases decreased from 326 bps in 2009 to 313 bps in 2010 primarily due to improved credit trends and tighter underwriting standards.

Noninterest income decreased $17 million from 2009 primarily due to decreases in service charges on deposits, partially offset by increases in card and processing revenue and investment advisory revenue.

Noninterest expense increased $183 million from 2009 due to additional personnel expenses, net occupancy and equipment expense, card and processing expense and other noninterest expense.

Average consumer loans decreased $153 million primarily due to a decrease in home equity loans due to decreased demand and tighter underwriting standards. Average commercial loans decreased $522 million due to lower customer demand for new originations, lower utilization rates on corporate lines and tighter underwriting standards.

Average core deposits were relatively flat compared to 2009 as runoff of higher priced consumer certificates of deposit, included in other time deposits, was replaced with growth in transaction accounts due to excess customer liquidity and low interest rates.

Consumer Lending

Consumer Lending includes the Bancorp's mortgage, home equity, automobile and other indirect lending activities. Mortgage and home equity lending activities include the origination, retention and servicing of mortgage and home equity loans or lines of credit, sales and securitizations of those loans, pools of loans or lines of credit, and all associated hedging activities. Indirect lending activities include loans to consumers through mortgage brokers and automobile dealers. The following table contains selected financial data for the Consumer Lending segment.

TABLE 16: CONSUMER LENDING

For the years ended December 31 ($ in millions)		2011	2010	2009
Income Statement Data				
Net interest income	$	**343**	405	476
Provision for loan and lease losses		**261**	569	558
Noninterest income:				
Mortgage banking net revenue		**585**	619	526
Other noninterest income		**45**	51	97
Noninterest expense:				
Salaries, incentives and benefits		**183**	194	181
Other noninterest expense		**443**	352	328
Income (loss) before taxes		**86**	(40)	32
Applicable income tax expense (benefit)		**30**	(14)	11
Net income (loss)	$	**56**	(26)	21
Average Balance Sheet Data				
Residential mortgage loans	$	**9,348**	9,384	10,650
Home equity		**730**	851	995
Automobile loans		**10,665**	9,713	8,024
Consumer leases		**158**	384	629

Comparison of 2011 with 2010

Net income was $56 million in 2011 compared to a net loss of $26 million in 2010. The increase was driven by a decline in the provision for loan and lease losses, partially offset by decreases in noninterest income and net interest income and an increase in noninterest expense. Net interest income decreased $62 million due to a decline in average loan balances for residential mortgage, home equity, and consumer leases as well as lower yields on average residential mortgage and automobile loans, partially offset by favorable decreases in the FTP charge applied to the segment.

Provision for loan and lease losses decreased $308 million compared to the prior year, as delinquency metrics and underlying loss trends improved across all consumer loan types. Additionally, 2010 included charge-offs of $123 million on the sale of $228 million of portfolio loans. Net charge-offs as a percent of average loans and leases decreased to 134 bps for 2011 compared to 305 bps for 2010.

Noninterest income decreased $40 million primarily due to decreases in mortgage banking net revenue of $34 million driven by decreases in revenue associated with residential mortgage origination activity. The decrease from 2010 was driven by declines in origination fees and gains on loan sales of $78 million due to decreased margins and lower origination volumes, partially offset by an increase in net servicing revenue of $44 million. Net servicing revenue increased due to positive net valuation adjustments on MSRs and free-standing derivatives used to economically hedge MSRs and an increase in servicing fees as a result of an increase in the size of the Bancorp's servicing portfolio.

Noninterest expense increased $80 million driven in part by increased FDIC insurance expense, as the methodology used to determine FDIC insurance premiums changed in 2011 from one based on domestic deposits to one based on total assets less tangible equity. Additional changes were due to an increase of $41 million in the provision for representation and warranty claims related to residential mortgage loans sold to third parties and an increase of $21 million in losses on escrow advances to borrowers relating to bank owned residential mortgages. The increase in the provision for representation and warranty claims was due to an increase in resolved claims in 2011 compared to 2010.

Average consumer loans and leases increased $558 million from the prior year. Average automobile loans increased $952 million due to a strategic focus to increase automobile lending throughout 2010 and 2011 through consistent and competitive pricing, disciplined sales execution, and enhanced customer service with our dealership network. This increase was partially offset by declines across all other types of consumer loans. Average residential mortgage loans decreased $36 million as a result of the lower origination volumes discussed previously. Average home equity loans decreased $121 million due to continued runoff in the discontinued brokered home equity product. Average consumer leases decreased $226 million due to runoff as the Bancorp discontinued this product in the fourth quarter of 2008.

Comparison of 2010 with 2009

Consumer Lending reported a net loss of $26 million in 2010 compared to net income of $21 million in 2009 due to a decrease in net interest income and an increase in noninterest expense partially offset by an increase in noninterest income. Net interest income decreased $71 million from 2009 primarily due to a decrease in yields on average interest earning assets, which included the impact of a $23 million decrease in the accretion of discounts on loans associated with a previous acquisition partially offset by a decrease in funding costs during 2010.

Provision for loan and lease losses increased $11 million from 2009 as an increase in net charge-offs on residential mortgage loans was partially offset by decreased automobile loan and home equity net charge-offs. Net charge-offs as a percent of average loans and leases decreased from 307 bps in 2009 to 305 bps in 2010.

Noninterest income increased $47 million, as the result of an increase in mortgage banking net revenue partially offset by a decrease in other noninterest income. The increase in mortgage banking net revenue was driven by increases in net valuation adjustments on MSRs and MSR derivatives and increases in servicing fees due to an increase in loans serviced for others. The decrease in other noninterest income was primarily due to decreases in securities gains related to mortgage servicing rights hedging activities.

Noninterest expense increased $37 million due to increases in salaries, incentives and benefits due to the continued high levels of mortgage loan originations in 2010 and an increase in other noninterest expense as a result of an increase in the representation and warranty reserve partially offset by a decrease in loan and lease expense.

Average consumer loans were flat compared to 2009 as the increase in automobile loans was offset by decreases in all other consumer loan and lease products.

Investment Advisors

Investment Advisors provides a full range of investment alternatives for individuals, companies and not-for-profit organizations. Investment Advisors is made up of four main businesses: FTS, an indirect wholly-owned subsidiary of the Bancorp; FTAM, an indirect wholly-owned subsidiary of the Bancorp; Fifth Third Private Bank; and Fifth Third Institutional Services. FTS offers full service retail brokerage services to individual clients and broker dealer services to the institutional marketplace. FTAM provides asset management services and also advises the Bancorp's proprietary family of mutual funds. Fifth Third Private Bank offers holistic strategies to affluent clients in wealth planning, investing, insurance and wealth protection. Fifth Third Institutional Services provide advisory services for institutional clients including states and municipalities. The following table contains selected financial data for the Investment Advisors segment.

TABLE 17: INVESTMENT ADVISORS

For the years ended December 31 ($ in millions)	2011	2010	2009
Income Statement Data			
Net interest income	$ **113**	138	157
Provision for loan and lease losses	**27**	44	57
Noninterest income:			
Investment advisory revenue	**364**	346	315
Other noninterest income	**9**	10	21
Noninterest expense:			
Salaries, incentives and benefits	**164**	156	140
Other noninterest expense	**257**	249	214
Income before taxes	**38**	45	82
Applicable income tax expense	**14**	16	29
Net income	$ **24**	29	53
Average Balance Sheet Data			
Loans and leases	$ **2,037**	2,574	3,112
Core deposits	**6,798**	5,897	4,939

Comparison of 2011 with 2010

Net income decreased $5 million compared to 2010 primarily due to a decline in net interest income and an increase in noninterest expense partially offset by a decrease in the provision for loan and lease losses and an increase in investment advisory revenue. Net interest income decreased $25 million from 2010 due to a decline in average loan and lease balances as well as declines in yields of 29 bps on loans and leases.

Provision for loan and leases losses decreased $17 million from the prior year. Net charge-offs as a percent of average loans and leases decreased to 132 bps compared to 171 bps for the prior year reflecting moderation of general economic conditions during 2011.

Noninterest income increased $17 million compared to 2010 primarily due to increases in investment advisory revenue. The increase in investment advisory revenue was driven by an increase of $10 million in Private Bank income due to market performance and an increase of $7 million in securities and broker income due to continued expansion of the sales force and market performance.

Noninterest expense increased $16 million compared to 2010 due to increases in salaries, incentives and benefit expense resulting from the expansion of the sales force and compensation related to improved performance in investment advisory revenue related fees.

Average loans and leases decreased $537 million compared to the prior year. The decrease was primarily driven by declines in home equity loans of $373 million due to tighter underwriting standards. Average core deposits increased $901 million compared to 2010 due to growth in interest checking and foreign deposits as customers have opted to maintain excess funds in liquid transaction accounts as a result of interest rates remaining near historic lows.

Comparison of 2010 with 2009

Net income decreased $24 million compared to 2009 as a decrease in net interest income and an increase in noninterest expense were partially offset by a decrease in provision for loan and lease losses and an increase in investment advisory revenue. Net interest income decreased $19 million from 2009 due to a decrease in average loans and leases partially offset by an increase in the yield on interest earning assets.

Provision for loan and lease losses decreased $13 million from 2009. Net charge-offs as a percent of average loans and leases decreased from 183 bps in 2009 to 171 bps in 2010 reflecting moderation of general economic conditions during 2010.

Noninterest income increased $20 million compared to 2009 due to an increase in investment advisory revenue partially offset by a decrease in other noninterest income. Investment advisory revenue increased $31 million compared to 2009 due to increases in securities and broker income, private client service income and institutional income.

Noninterest expense increased $51 million compared to 2009 due to higher personnel expenses as a result of the expansion of the sales force and compensation related to improved performance in investment advisory revenue related fees and due to an increase in expenses associated with the revenue sharing agreement between Investment Advisors and Branch Banking.

Average loans and leases decreased $538 million from 2009 primarily due to a decrease in commercial loans as a result of a decrease in demand and a decrease in line utilization rates among the Bancorp's high net worth customers due to excess liquidity. Average core deposits increased $958 million compared to 2009 primarily due to growth in interest checking and foreign deposits.

General Corporate and Other

General Corporate and Other includes the unallocated portion of the investment securities portfolio, securities gains and losses, certain non-core deposit funding, unassigned equity, provision expense in excess of net charge-offs or a benefit from the reduction of the ALLL, representation and warranty expense in excess of actual losses or a benefit from the reduction of representation and warranty reserves, the payment of preferred stock dividends and certain support activities and other items not attributed to the business segments.

Comparison of 2011 with 2010

Results for 2011 and 2010 were impacted by a benefit of $748 million and $789 million, respectively, due to reductions in the ALLL. The decrease in provision expense for both years was due to a decrease in nonperforming assets and improvement in delinquency metrics and underlying loss trends. Net interest income increased from $16 million in 2010 to $321 million for 2011 due to a benefit in the FTP rate. The change in net income compared to the prior year was impacted by a $127 million benefit, net of expenses, from the settlement of litigation associated with one of the Bancorp's BOLI policies that was recorded in the third quarter of 2010. The results for 2011 were impacted by dividends on preferred stock of $203 million compared to $250 million in the prior year. 2011 results included $153 million in preferred stock dividends as a result of the accelerated accretion of the remaining issuance discount on the Series F Preferred Stock that was repaid in the first quarter of 2011.

Comparison of 2010 with 2009

The results for 2010 were impacted by $789 million in income due to a reduction in the ALLL during 2010 compared to $967 million of provision expense recorded in excess of net charge-offs during 2009. The decrease in provision expense was due to a decrease in nonperforming assets and improvement in credit trends as general economic conditions began to show signs of moderation. The 2010 results were also impacted by $152 million of noninterest income recognized from the settlement of litigation associated with one of the Bancorp's BOLI policies and $25 million of noninterest expense from related legal fees associated with the settlement. The results for 2009 were primarily impacted by a $1.8 billion gain resulting from the sale of the processing business. Results for 2009 also included a $244 million gain on the sale of the Bancorp's Visa, Inc. Class B shares, a $73 million benefit from the reversal of the Visa litigation reserve, an $18 million benefit in noninterest income due to mark-to-market adjustments on warrants and put options related to the sale of the processing business and a $106 million tax benefit as a result of the Bancorp's decision to surrender one of its BOLI policies. These benefits were partially offset by a $54 million BOLI charge reflecting reserves recorded in the connection with the intent to surrender the policy. Additionally, the Bancorp recorded dividends on preferred stock of $226 million during 2009 compared to $250 million during 2010.

FOURTH QUARTER REVIEW

The Bancorp's 2011 fourth quarter net income available to common shareholders was $305 million, or $0.33 per diluted share, compared to net income available to common shareholders of $373 million, or $0.40 per diluted share, for the third quarter of 2011 and net income available to common shareholders of $270 million, or $0.33 per diluted share, for the fourth quarter of 2010. Fourth quarter 2011 earnings included a $54 million charge to noninterest income related to changes in the fair value of a swap liability that the Bancorp entered into in conjunction with its sale of Visa, Inc Class B shares in 2009, a $30 million decrease in debit interchange revenue due to changes in debit interchange regulations and $10 million in positive valuation adjustments on puts and warrants associated with the sale of the processing business. Third quarter 2011 results included $28 million of costs related to the termination of certain FHLB borrowings and hedging transactions and a $17 million reduction in other noninterest income related to the valuation of a total return swap entered into as part of the sale of Visa, Inc. Class B shares. Fourth quarter 2010 earnings included the impact of a $17 million charge related to the early extinguishment of $1.0 billion in FHLB borrowings as well as $21 million in net investment securities gains. Provision expense was $55 million in the fourth quarter of 2011, down from $87 million in the third quarter of 2011 and $166 million in the fourth quarter of 2010. Both the sequential decrease and the decline from the fourth quarter of 2010 reflect improved credit trends, as evidenced by a decrease in net charge-offs and improvements in nonperforming assets and delinquent loans. The ALLL to loan and lease ratio was 2.78% as of December 31, 2011, compared to 3.08% as of September 30, 2011 and 3.88% as of December 31, 2010.

Fourth quarter 2011 net interest income of $920 million increased $18 million from the third quarter of 2011 and $1 million from the same period a year ago. The increase from the third quarter of 2011 was driven by both a decline in interest expense and an increase in interest income. Interest expense declined $16 million from the third quarter of 2011, driven by lower deposit costs, including the $16 million impact of continued run-off of high-rate CDs and their replacement into lower yielding products. Interest income increased $2 million from the third quarter of 2011 as an increase in average loans was partially offset by a decline in average securities and lower yields on average interest earning assets. Net interest income was flat in comparison to the fourth quarter of 2010, largely due to lower loan and investment securities yields partially offset by higher average loan balances, run-off in higher-priced CDs, and mix shift to lower cost deposit products.

Fourth quarter 2011 noninterest income of $550 million decreased $115 million compared to the third quarter of 2011 and $106 million compared to the fourth quarter of 2010. The sequential decline was driven by a $54 million reduction in income due to the increase in fair value of the liability related to the total return swap entered into as part of the 2009 sale of Visa, Inc. Class B shares, as well as a $22 million decrease in mortgage banking net revenue. Compared to the fourth quarter of 2010, the decline was driven by decreases of $31 million in other noninterest income, $21 million in card and processing fees and $16 million in securities gains, net. The fourth quarter of 2011 included a benefit of $10 million in mark-to-market adjustments on warrants and put options related to the sale of the processing business, compared to a benefit of $3 million in the third quarter of 2011 and the fourth quarter of 2010.

Mortgage banking net revenue was $156 million in the fourth quarter of 2011, compared to $178 million in the third quarter of 2011 and $149 million in the fourth quarter of 2010. Fourth quarter originations were $7.1 billion, compared to $4.5 billion in the previous quarter and $7.4 billion in the same quarter last year. These originations resulted in gains on mortgage loan sales of $152 million in the fourth quarter of 2011, compared to $119 million in the third quarter of 2011 and $158 million in the fourth quarter of 2010. Gain on sale margins declined from third quarter of 2011 and fourth quarter of 2010 levels, due to increased competition for originations as volumes slowed during the quarter. Also impacting mortgage banking net revenue was net valuation adjustments on MSRs and MSR derivatives. In the fourth quarter of 2011 and 2010, losses on the Bancorp's free-standing MSR derivatives exceeded impairment reversal recorded against the hedged MSRs. These factors led to a net loss of $54 million on the net valuation adjustments on MSRs in the fourth quarter of 2011, compared to a net zero and a net loss of $67 million in the third quarter of 2011 and the fourth quarter of 2010, respectively. A net loss on non-qualifying hedges on MSR of $3 million in the fourth quarter of 2011 was included in noninterest income within the Consolidated Statements of Income, but shown separate from mortgage banking net revenue. Net gains on non-qualifying hedges on mortgage servicing rights were $6 million and $14 million in the third quarter of 2011 and the fourth quarter of 2010, respectively.

Service charges on deposits of $136 million increased one percent sequentially and decreased three percent compared to the fourth quarter of 2010. Retail service charges were flat sequentially and declined by seven percent from a year ago, largely driven by the impact of Regulation E. Commercial service charges increased two percent sequentially due to reductions in earnings credit rates and account growth and were flat when compared to the same quarter last year.

Corporate banking revenue of $82 million decreased $5 million from the previous quarter and decreased $21 million from the fourth quarter of 2010. The sequential decline was primarily driven by lower foreign exchange, interest rate derivative, and lease remarketing fees. The year-over-year decline was driven by these factors as well as lower syndication fees and institutional sales revenue.

Investment advisory revenue of $90 million decreased two percent sequentially and three percent from the fourth quarter of 2010. Sequential and year-over-year declines were driven by lower securities and brokerage revenue, institutional trust fees, and mutual fund fees partially offset by higher private client service revenue.

Card and processing revenue of $60 million decreased $18 million compared to the third quarter of 2011 and $20 million from the fourth quarter of 2010. Both decreases were driven by the impact of the recently enacted debit interchange legislation partially offset by increased transaction volumes and mitigation activity in response to the debit interchange legislation.

The net gain on investment securities was $5 million in the fourth quarter of 2011 compared to a net gain of $26 million in the third quarter of 2011 and a net gain of $21 million in the fourth quarter of 2010.

Noninterest expense of $993 million increased $47 million sequentially and increased $6 million from the fourth quarter of 2010. Fourth quarter 2011 expenses included $14 million of reserve related costs associated with bankcard association membership litigation and $5 million in other litigation reserve additions. Third quarter 2011 expenses included $28 million of costs related to the termination of certain FHLB borrowings and hedging transactions, while fourth quarter 2010 results included $17 million of expenses related to the early termination of $1.0 billion in FHLB borrowings. Excluding these items, noninterest expense increased six percent from the third quarter of 2011 and was flat compared with the fourth quarter of 2010, driven by increased mortgage fulfillment costs and $6 million of pension settlements.

Net charge-offs totaled $239 million in the fourth quarter of 2011, compared to $262 million in the third quarter of 2011 and $356 million in the fourth quarter of 2010. The decreases in net charge-offs from both periods reflects continued improvement in the credit quality of portfolio loans. Commercial net charge-offs were $113 million in the fourth quarter of 2011, compared to $136 million in the third quarter of 2011 and $173 million in the fourth quarter of 2010. Consumer net charge-offs were $126 million in the fourth quarter and third quarter of 2011 and $183 million in the fourth quarter of 2010.

COMPARISON OF THE YEAR ENDED 2010 WITH 2009

Net income available to common shareholders for the year ended December 31, 2010 was $503 million, or $0.63 per diluted share, compared to net income available to common shareholders of $511 million, or $0.67 per diluted share, in 2009. Overall, $152 million of noninterest income from the settlement of litigation associated with one of the Bancorp's BOLI policies as well as an increase in mortgage banking net revenue and a decrease in the provision for loan and lease losses of $2.0 billion compared to 2009, were partially offset by decreases in noninterest income and card and processing revenue as well as $110 million of noninterest expense from charges to representation and warranty reserves related to residential mortgage loans sold to third parties. Results for 2009 also included a $106 million tax benefit as a result of the Bancorp's decision to surrender one of its BOLI policies and a $55 million income tax benefit from an agreement with the IRS to settle all of the Bancorp's disputed leverage leases for all open years. These benefits were partially offset by a $54 million BOLI charge reflecting reserves recorded in the connection with the intent to surrender the policy. While the Bancorp continued to be affected by rising unemployment rates, weakened housing markets, particularly in the upper Midwest and Florida, and a challenging credit environment, credit trends began to show signs of stabilization in late 2009, which led to the decrease in provision expense from $3.5 billion at December 31, 2009 to $1.5 billion at December 31, 2010.

Net interest income increased to $3.6 billion, from $3.4 billion in 2009. The primary reason for the seven percent increase in net interest income was a 39 bps increase in the net interest rate spread due to the runoff of higher priced term deposits in 2010 and the benefit of lower rates offered on new term deposits, as well as improved pricing on commercial loans. These benefits were partially offset by a decrease in the accretion of purchase accounting adjustments related to the 2008 acquisition of First Charter, which were $68 million in 2010, compared to $136 million in 2009. Net interest margin was 3.66% in 2010, an increase of 34 bps from 2009.

Noninterest income decreased 43% to $2.7 billion in 2010 compared to $4.8 billion in 2009, driven primarily by the sale of the processing business in the second quarter of 2009, which resulted in a gain of $1.8 billion, as well as a $244 million gain related to the sale of the Bancorp's Visa, Inc. Class B shares in 2009. Mortgage banking net revenue increased $94 million as a result of strong net servicing revenue and higher margins on sold loans, partially offset by a decline in mortgage originations. Card and processing revenue decreased 49% due to the sale of the processing business in the second quarter of 2009. Service charges on deposits decreased $58 million primarily due to the impact of new overdraft regulation and policies which resulted in a decrease in overdraft occurrences. Investment advisory revenue increased $35 million as the result of improved market performance and sales production that drove an increase in brokerage activity and assets under care. Corporate banking revenue decreased two percent largely due to decreases in international income and lease remarketing fees, partially offset by growth in syndication and business lending fees.

Noninterest expense increased $29 million, or one percent, compared to 2009. Noninterest expense in 2010 included $25 million in legal fees associated with the settlement of claims with the insurance carrier on one of the Bancorp's BOLI policies while noninterest expense in 2009 included a $73 million reduction in the Visa litigation reserve as well as a $55 million FDIC special assessment charge. Total personnel costs increased $94 million, or six percent in 2010 compared to 2009, due primarily to investments in the sales force in 2010. In addition, charges to representation and warranty reserves related to residential mortgage loans sold to third-parties totaled $110 million in 2010, compared to $31 million in 2009 due to a higher volume of repurchase demands. Partially offsetting these negative impacts was a $123 million decrease in the provision for unfunded commitments and letters of credit due to lower estimates of inherent losses as the result of a decrease in delinquent loans driven by moderation in economic conditions during 2010. In addition, card and processing expense decreased $85 million compared to 2009 due to the sale of the processing business in the second quarter of 2009. Noninterest expense in 2010 and 2009 included $242 million and $269 million, respectively, of FDIC insurance and other taxes.

Net charge-offs as a percent of average loans and leases decreased to 3.02% in 2010 compared to 3.20% in 2009. In the third quarter of 2010, the Bancorp took significant actions to reduce credit risk. Residential mortgage loans in the Bancorp's portfolio with a carrying value of $228 million were sold for $105 million, generating $123 million in net charge-offs. Additionally, commercial loans with a carrying value prior to transfer of $961 million were transferred to held-for-sale, generating $387 million in net charge-offs. Including the impact of these actions, nonperforming assets as a percent of loans, leases and other assets, including other real estate owned (excluding nonaccrual loans held for sale) decreased to 2.79% at December 31, 2010, from 4.22% at December 31, 2009.

The Bancorp took a number of actions to strengthen its capital position in 2009. On June 4, 2009, the Bancorp completed an at-the-market offering resulting in the sale of $1 billion of its common shares at an average share price of $6.33. In addition, on June 17, 2009, the Bancorp completed its offer to exchange shares of its common stock and cash for shares of its Series G convertible preferred stock. As a result, the Bancorp recognized an increase in net income available to common shareholders of $35 million based upon the difference in carrying value of the Series G preferred shares and the fair value of the common shares and cash issued.

BALANCE SHEET ANALYSIS

Loans and Leases

The Bancorp classifies its loans and leases based upon the primary purpose of the loan. Table 18 summarizes end of period loans and leases, including loans held for sale and Table 19 summarizes average total loans and leases, including loans held for sale.

TABLE 18: COMPONENTS OF TOTAL LOANS AND LEASES (INCLUDES HELD FOR SALE)

As of December 31 ($ in millions)		2011	2010	2009	2008	2007
Commercial:						
Commercial and industrial loans	$	**30,828**	27,275	25,687	29,220	26,079
Commercial mortgage loans		**10,214**	10,992	11,936	12,731	11,967
Commercial construction loans		**1,037**	2,111	3,871	5,335	5,561
Commercial leases		**3,531**	3,378	3,535	3,666	3,737
Subtotal – commercial		**45,610**	43,756	45,029	50,952	47,344
Consumer:						
Residential mortgage loans		**13,474**	10,857	9,846	10,292	11,433
Home equity		**10,719**	11,513	12,174	12,752	11,874
Automobile loans		**11,827**	10,983	8,995	8,594	11,183
Credit card		**1,978**	1,896	1,990	1,811	1,591
Other consumer loans and leases		**364**	702	812	1,194	1,157
Subtotal – consumer		**38,362**	35,951	33,817	34,643	37,238
Total loans and leases	$	**83,972**	79,707	78,846	85,595	84,582
Total portfolio loans and leases (excludes loans held for sale)	$	**81,018**	77,491	76,779	84,143	80,253

Total loans and leases, including loans held for sale, increased $4.3 billion, or five percent, from December 31, 2010. The increase in total loans and leases from December 31, 2010 was the result of a $1.9 billion, or four percent, increase in commercial loans and a $2.4 billion, or seven percent, increase in consumer loans.

The increase of $1.9 billion in commercial loans and leases from 2010 was primarily due to an increase in commercial and industrial loans partially offset by a decrease in commercial mortgage and commercial construction loans. Commercial and industrial loans increased $3.6 billion, or 13%, due to an increase in new loan origination activity. Commercial mortgage loans decreased $778 million, or seven percent, and commercial construction loans decreased $1.1 billion, or 51%, from December 31, 2010 as the Bancorp experienced continued run-off in these loan categories. The run-off activity was the result of management's decision to suspend new homebuilder and developer lending in 2007 and non-owner occupied real estate lending in 2008 combined with weak customer demand for owner-occupied commercial mortgage loans and tighter underwriting standards.

Total consumer loans and leases increased $2.4 billion from 2010 primarily due to an increase in residential mortgage loans and automobile loans partially offset by a decrease in home equity loans and other consumer loans and leases. The increase of $2.6 billion, or 24%, in residential mortgage loans from December 31, 2010, was driven by a $1.7 billion increase in portfolio loans due to management's decision in the third quarter of 2010 and throughout 2011 to retain certain shorter term residential mortgage loans originated through the Bancorp's retail branches. Additionally, residential mortgage loans held for sale increased $901 million from December 31, 2010 due to an increase in refinancing activity in the fourth quarter of 2011 and the timing of delivery of loans. Automobile loans increased $844 million, or eight percent, compared to December 31, 2010, due to strong origination volumes through consistent and competitive pricing, enhanced customer service with our dealership network and disciplined sales execution. Home equity loans decreased $794 million, or seven percent, due to tighter underwriting standards implemented in 2010 and 2011 and decreased customer demand. Other consumer loans and leases, primarily made up of automobile leases as well as student loans designated as held for sale, decreased $338 million, or 48%, compared to December 31, 2010 due to a decline in new originations driven by tighter underwriting standards implemented in 2010 and 2011 and runoff due to the Bancorp's decision to discontinue auto lease originations.

TABLE 19: COMPONENTS OF AVERAGE TOTAL LOANS AND LEASES (INCLUDES HELD FOR SALE)

As of December 31 ($ in millions)		2011	2010	2009	2008	2007
Commercial:						
Commercial and industrial loans	$	**28,546**	26,334	27,556	28,426	22,351
Commercial mortgage loans		**10,447**	11,585	12,511	12,776	11,078
Commercial construction loans		**1,740**	3,066	4,638	5,846	5,661
Commercial leases		**3,341**	3,343	3,543	3,680	3,683
Subtotal – commercial		**44,074**	44,328	48,248	50,728	42,773
Consumer:						
Residential mortgage loans		**11,318**	9,868	10,886	10,993	10,489
Home equity		**11,077**	11,996	12,534	12,269	11,887
Automobile loans		**11,352**	10,427	8,807	8,925	10,704
Credit card		**1,864**	1,870	1,907	1,708	1,276
Other consumer loans and leases		**529**	743	1,009	1,212	1,219
Subtotal – consumer		**36,140**	34,904	35,143	35,107	35,575
Total average loans and leases	$	**80,214**	79,232	83,391	85,835	78,348
Total portfolio loans and leases (excludes loans held for sale)	$	**78,533**	77,045	80,681	83,895	76,033

Average total commercial loans and leases decreased $254 million, or one percent, compared to December 31, 2010. The decrease in average total commercial loans and leases was driven by a decrease in average commercial mortgage loans and average commercial construction loans, partially offset by an increase in average commercial and industrial loans. Average commercial mortgage loans decreased $1.1 billion, or 10%, average commercial construction loans decreased $1.3 billion, or 43%, and average commercial and industrial loans increased $2.2 billion, or eight percent due to the reasons previously discussed.

Average total consumer loans and leases increased $1.2 billion, or four percent, compared to December 31, 2010. The increase in average total consumer loans and leases from December 2010 was driven by an increase in average residential mortgage loans and average automobile loans, partially offset by a decrease in home equity loans and other consumer loans and leases. Average residential mortgage loans increased $1.5 billion, or 15%, average automobile loan balances increased $925 million, or nine percent, average home equity loans decreased $919 million, or eight percent, and average other consumer loans and leases decreased $214 million, or 29%, from December 31, 2010 due to the reasons previously discussed.

Investment Securities

The Bancorp uses investment securities as a means of managing interest rate risk, providing liquidity support and providing collateral for pledging purposes. As of December 31, 2011, total investment securities were $15.9 billion compared to $16.1 billion at December 31, 2010. See Note 1 of the Notes to Consolidated Financial Statements for the Bancorp's methodology for both classifying investment securities and management's evaluation of securities in an unrealized loss position for OTTI.

At December 31, 2011, the Bancorp's investment portfolio consisted primarily of AAA-rated available-for-sale securities. During the years ended December 31, 2011 and 2010, the Bancorp recognized $19 million and $3 million of OTTI on its investments securities portfolio, respectively. During the year ended December 31, 2009, OTTI was immaterial to the Consolidated Financial Statements.

The Bancorp did not hold asset-backed securities backed by subprime mortgage loans in its investment portfolio. Additionally, there was approximately $122 million of securities classified as below investment grade as of December 31, 2011, compared to $137 million as of December 31, 2010.

TABLE 20: COMPONENTS OF INVESTMENT SECURITIES

As of December 31 ($ in millions)		**2011**	2010	2009	2008	2007
Available-for-sale and other: (amortized cost basis)						
U.S. Treasury and Government agencies	$	**171**	225	464	186	3
U.S. Government sponsored agencies		**1,782**	1,564	2,143	1,651	160
Obligations of states and political subdivisions		**96**	170	240	323	490
Agency mortgage-backed securities		**9,743**	10,570	11,074	8,529	8,738
Other bonds, notes and debentures(a)		**1,792**	1,338	2,541	613	385
Other securities(b)		**1,030**	1,052	1,417	1,248	1,045
Total available-for-sale and other securities	$	**14,614**	14,919	17,879	12,550	10,821
Held-to-maturity: (amortized cost basis)						
Obligations of states and political subdivisions	$	**320**	348	350	355	351
Other bonds, notes and debentures		**2**	5	5	5	4
Total held-to-maturity	$	**322**	353	355	360	355
Trading: (fair value)						
Variable rate demand notes	$	**-**	106	235	1,140	-
Other securities		**177**	188	120	51	171
Total trading	$	**177**	294	355	1,191	171

(a) Other bonds, notes, and debentures consist of non-agency mortgage backed securities, certain other asset backed securities (primarily automobile and commercial loan backed securities) and corporate bond securities.
(b) Other securities consist of FHLB and FRB restricted stock holdings that are carried at par, FHLMC and FNMA preferred stock holdings and certain mutual fund holdings and equity security holdings.

As of December 31, 2011, available-for-sale securities on an amortized cost basis decreased $305 million, or two percent, from December 31, 2010 due to a decrease in agency mortgage-backed securities, partially offset by an increase in U.S. government sponsored agencies securities and an increase in other bonds, notes and debentures. Agency mortgage-backed securities decreased from 2010 as excess cash was invested in other short-term investments. The increase in both U.S. government sponsored agencies securities and other bonds, notes and debentures was primarily driven by increased purchases of these instruments.

At December 31, 2011 and 2010, available-for-sale securities were 14% of total interest-earning assets compared to 15% at December 31, 2010. The estimated weighted-average life of the debt securities in the available-for-sale portfolio was 3.6 years at December 31, 2011, compared to 4.4 years at December 31, 2010.

In addition, at December 31, 2011, the available-for-sale securities portfolio had a weighted-average yield of 3.66%, compared to 4.24% at December 31, 2010.

Information presented in Table 21 is on a weighted-average life basis, anticipating future prepayments. Yield information is presented on an FTE basis and is computed using historical cost balances. Maturity and yield calculations for the total available-for-sale portfolio exclude equity securities that have no stated yield or maturity. Total net unrealized gains on the available-for-sale securities portfolio were $748 million at December 31, 2011, compared to $495 million at December 31, 2010. The increase in net unrealized gains was due to the Federal Reserve's low interest rates causing an increase in investor demand for higher-coupon securities that offer a higher yield.

TABLE 21: CHARACTERISTICS OF AVAILABLE-FOR-SALE AND OTHER SECURITIES

As of December 31, 2011 ($ in millions)		Amortized Cost	Fair Value	Weighted-Average Life (in years)	Weighted-Average Yield
U.S. Treasury and Government agencies:					
Average life of one year or less	$	170	170	0.3	0.71 %
Average life 5 – 10 years		1	1	7.1	1.48
Total		171	171	0.4	0.71
U.S. Government sponsored agencies:					
Average life of one year or less		50	51	0.7	1.54
Average life 1 – 5 years		1,107	1,208	4.2	3.35
Average life 5 – 10 years		625	703	5.5	3.90
Total		1,782	1,962	4.6	3.49
Obligations of states and political subdivisions:[(a)]					
Average life of one year or less		6	8	0.2	8.26
Average life 1 – 5 years		53	53	3.2	0.13
Average life 5 – 10 years		30	33	8.5	6.04
Average life greater than 10 years		7	7	10.7	4.39
Total		96	101	5.2	2.82
Agency mortgage-backed securities:					
Average life of one year or less		645	665	0.7	4.59
Average life 1 – 5 years		8,759	9,254	3.3	3.91
Average life 5 – 10 years		339	365	7.1	3.97
Total		9,743	10,284	3.3	3.96
Other bonds, notes and debentures:					
Average life of one year or less		164	167	0.5	2.46
Average life 1 – 5 years		1,241	1,251	3.4	2.22
Average life 5 – 10 years		297	304	6.1	2.61
Average life greater than 10 years		90	90	28.9	6.50
Total		1,792	1,812	4.8	2.52
Other securities		1,030	1,032		
Total available-for-sale and other securities	$	14,614	15,362	3.6	3.66 %

(a) Taxable-equivalent yield adjustments included in the above table are 2.86%, 0.04%, 2.09%, 1.52% and 0.97% for securities with an average life of one year or less, 1-5 years, 5-10 years, greater than 10 years and in total, respectively.

Trading securities decreased $117 million, or 40%, compared to December 31, 2010. The decrease from December 31, 2010 was driven primarily by the sale of VRDNs during the first quarter of 2011, which were held by the Bancorp in its trading securities portfolio. These securities were purchased from the market through FTS who was also the remarketing agent. Rates on these securities declined in 2010 and into 2011 and, as a result, the Bancorp continued to sell the VRDNs, replacing them with higher-yielding agency mortgage-backed securities classified as available-for-sale. For more information on VRDNs, see Note 17 of the Notes to Consolidated Financial Statements.

Deposits

The Bancorp's deposit balances represent an important source of funding and revenue growth opportunity. The Bancorp continues to focus on core deposit growth in its retail and commercial franchises by improving customer satisfaction, building full relationships and offering competitive rates. Core deposits represented 71% and 70% of the Bancorp's asset funding base at December 31, 2011 and 2010, respectively.

TABLE 22: DEPOSITS

As of December 31 ($ in millions)		2011	2010	2009	2008	2007
Demand	$	**27,600**	21,413	19,411	15,287	14,404
Interest checking		**20,392**	18,560	19,935	14,222	15,254
Savings		**21,756**	20,903	17,898	16,063	15,635
Money market		**4,989**	5,035	4,431	4,689	6,521
Foreign office		**3,250**	3,721	2,454	2,144	2,572
Transaction deposits		**77,987**	69,632	64,129	52,405	54,386
Other time		**4,638**	7,728	12,466	14,350	11,440
Core deposits		**82,625**	77,360	76,595	66,755	65,826
Certificates - $100,000 and over		**3,039**	4,287	7,700	11,851	6,738
Other		**46**	1	10	7	2,881
Total deposits	$	**85,710**	81,648	84,305	78,613	75,445

Core deposits increased $5.3 billion, or seven percent, compared to December 31, 2010, driven by an increase of $8.4 billion, or 12%, in transaction deposits, partially offset by a decrease of $3.1 billion, or 40%, in other time deposits. Transaction deposits increased due to an increase in demand deposits, interest checking deposits, and savings deposits, partially offset by a decrease in foreign office deposits. Demand deposits increased $6.2 billion, or 29%, due to an increase in new accounts, growth from maturing certificates of deposits, and commercial customers opting to hold money in demand deposit accounts rather than investing excess cash given current market conditions. Interest checking deposits increased $1.8 billion, or 10%, primarily due to an increase in new accounts from the Preferred Checking Program introduced in February 2011 and growth from maturing certificates of deposits. Savings deposits increased $853 million, or four percent, primarily due to growth from maturing certificates of deposits and the impact of the relationship savings program. Other time deposits decreased $3.1 billion, or 40%, compared to December 31, 2010, primarily as a result of continued runoff of certificates of deposits due to the low interest rate environment, as customers have opted to maintain balances in more liquid transaction accounts.

Included in core deposits are foreign office deposits, which are primarily Eurodollar sweep accounts from the Bancorp's commercial customers. These accounts bear interest rates at slightly higher than money market accounts and unlike repurchase agreements the Bancorp does not have to pledge collateral. Foreign office deposits decreased $471 million, or 13%, from December 31, 2010 due to a reduction in sweep activity from commercial demand deposits.

The Bancorp uses certificates of deposit $100,000 and over, as a method to fund earning asset growth. At December 31, 2011, certificates $100,000 and over decreased $1.2 billion, or 29%, compared to December 31, 2010 due to continued runoff from the low rate environment.

The following table presents average deposits for the twelve months ending December 31:

TABLE 23: AVERAGE DEPOSITS

As of December 31 ($ in millions)		2011	2010	2009	2008	2007
Demand	$	**23,389**	19,669	16,862	14,017	13,261
Interest checking		**18,707**	18,218	15,070	14,191	14,820
Savings		**21,652**	19,612	16,875	16,192	14,836
Money market		**5,154**	4,808	4,320	6,127	6,308
Foreign office		**3,490**	3,355	2,108	2,153	1,762
Transaction deposits		**72,392**	65,662	55,235	52,680	50,987
Other time		**6,260**	10,526	14,103	11,135	10,778
Core deposits		**78,652**	76,188	69,338	63,815	61,765
Certificates - $100,000 and over		**3,656**	6,083	10,367	9,531	6,466
Other		**7**	6	157	2,067	1,393
Total average deposits	$	**82,315**	82,277	79,862	75,413	69,624

On an average basis, core deposits increased $2.5 billion, or three percent, compared to December 31, 2010 due to increases in demand deposits of $3.7 billion, interest checking of $489 million and savings deposits of $2.0 billion, partially offset by a decrease in other time deposits of $4.3 billion. This activity was the result of the migration of other time deposits and certificates of deposits greater than $100,000 into transaction accounts, due to the impact of historically low rates and excess customer liquidity and the reasons discussed above.

Borrowings

Total borrowings increased $1.9 billion, or 16%, from December 31, 2010 due primarily to an increase in other short-term borrowings. As of December 31, 2011, total borrowings as a percentage of interest-bearing liabilities was 19% compared to 16% at December 31, 2010.

TABLE 24: BORROWINGS

As of December 31 ($ in millions)		2011	2010	2009	2008	2009
Federal funds purchased	$	**346**	279	182	287	4,427
Other short-term borrowings		**3,239**	1,574	1,415	9,959	4,747
Long-term debt		**9,682**	9,558	10,507	13,585	12,857
Total borrowings	$	**13,267**	11,411	12,104	23,831	22,031

Other short-term borrowings increased $1.7 billion, or 106%, from December 31, 2010 driven by an increase of $1.5 billion in short-term FHLB borrowings due to the runoff of certificates of deposits greater than $100,000. Long-term debt increased $124 million, or one percent, from December 31, 2010 due to the issuance of $1.0 billion in senior notes during the first quarter of 2011 and a $375 million increase in structured repurchase agreements. The increase in long-term debt was partially offset by the redemption of $519 million of certain trust preferred securities during 2011, the redemption of a $500 million long-term FHLB advance during the third quarter of 2011, and pay-downs related to previously consummated home equity and auto loan securitizations. In addition the Bancorp purchased $85 million of outstanding home equity securitization debt from the market in 2011 which was accounted for as an extinguishment of debt. For further information on the Bancorp's previous securitization activity refer to Note 11 of the Notes to the Consolidated Financial Statements. During 2011, the Bancorp recorded an $8 million gain on extinguishment of long-term debt within other noninterest expense in the Consolidated Statements of Income.

TABLE 25: AVERAGE BORROWINGS

As of December 31 ($ in millions)		2011	2010	2009	2008	2007
Federal funds purchased	$	**345**	291	517	2,975	3,646
Other short-term borrowings		**2,777**	1,635	6,463	7,785	3,244
Long-term debt		**10,154**	10,902	11,035	13,903	12,505
Total average borrowings	$	**13,276**	12,828	18,015	24,663	19,395

Average total borrowings increased $448 million, or three percent, compared to December 31, 2010, primarily due to an increase in average other short-term borrowings, partially offset by a decrease in average long-term debt. Average other short-term borrowings increased $1.1 billion, or 70%, due to the previously mentioned increase in short-term FHLB borrowings. Average long-term debt decreased $748 million, or seven percent, due to a decrease of $1.0 billion in average long-term FHLB borrowings.

Information on the average rates paid on borrowings is discussed in the net interest income section of the MD&A. In addition, refer to the Liquidity Risk Management section for a discussion on the role of borrowings in the Bancorp's liquidity management.

RISK MANAGEMENT

Managing risk is an essential component of successfully operating a financial services company. The Bancorp's risk management approach includes processes for identifying, assessing, managing, monitoring and reporting risks. The ERM division, led by the Bancorp's Chief Risk Officer, and the Bancorp Credit division, led by the Bancorp's Chief Credit Officer, ensure the consistency and adequacy of the Bancorp's risk management approach within the structure of the Bancorp's affiliate operating model. In addition, the Internal Audit division provides an independent assessment of the Bancorp's internal control structure and related systems and processes.

The assumption of risk requires robust and active risk management practices that comprise an integrated and comprehensive set of activities, measures and strategies that apply to the entire organization. The Bancorp has established a Risk Appetite Framework that provides the foundations of corporate risk capacity, risk appetite and risk tolerances. The Bancorp's risk capacity is represented by its available financial resources. Risk capacity sets an absolute limit on risk-assumption in the Bancorp's annual and strategic plans. The Bancorp understands that not all financial resources may persist as viable loss buffers over time. Further, consideration must be given to planned or foreseeable events that would reduce risk capacity. Those factors take the form of capacity adjustments to arrive at an Operating Risk Capacity. Operating Risk Capacity represents the operating risk level the Bancorp can assume while maintaining its solvency standard. The Bancorp's policy currently discounts its Operating Risk Capacity by a minimum of five percent to provide a buffer; as a result, the Bancorp's risk appetite is limited by policy to, at most, 95% of its Operating Risk Capacity.

Economic capital is the amount of unencumbered financial resources required to support the Bancorp's risks. The Bancorp measures economic capital under the assumption that it expects to maintain debt ratings at strong investment grade levels over time. The Bancorp's capital policies require that the Operating Risk Capacity less the aforementioned buffer exceed the calculated economic capital required in its business.

Risk appetite is the aggregate amount of risk the Bancorp is willing to accept in pursuit of its strategic and financial objectives. By establishing boundaries around risk taking and business decisions, and by incorporating the needs and goals of its shareholders, regulators, rating agencies and customers, the Bancorp's risk appetite is aligned with its priorities and goals. Risk tolerance is the maximum amount of risk applicable to each of the eight specific risk categories included in its Enterprise Risk Management Framework. This is expressed primarily in qualitative terms. The Bancorp's risk appetite and risk tolerances are supported by risk targets and risk limits. Those limits are used to monitor the amount of risk assumed at a granular level.

The risks faced by the Bancorp include, but are not limited to, credit, market, liquidity, operational, regulatory compliance, legal, reputational and strategic. Each of these risks is managed through the Bancorp's risk program which includes the following key functions:

- Enterprise Risk Management Programs is responsible for developing and overseeing the implementation of risk programs and reporting that facilitate a broad integrated view of risk. The department also leads the continual fostering of a strong risk management culture and the framework, policies and committees that support effective risk governance, including the oversight of Sarbanes-Oxley compliance;
- Commercial Credit Risk Management provides safety and soundness within an independent portfolio management framework that supports the Bancorp's commercial loan growth strategies and underwriting practices, ensuring portfolio optimization and appropriate risk controls;
- Risk Strategies and Reporting is responsible for quantitative analysis needed to support the commercial dual rating methodology, ALLL methodology and analytics needed to assess credit risk and develop mitigation strategies related to that risk. The department also provides oversight, reporting and monitoring of commercial underwriting and credit administration processes. The Risk Strategies and Reporting department is also responsible for the economic capital program;
- Consumer Credit Risk Management provides safety and soundness within an independent management framework that supports the Bancorp's consumer loan growth strategies, ensuring portfolio optimization, appropriate risk controls and oversight, reporting, and monitoring of underwriting and credit administration processes;
- Operational Risk Management works with affiliates and lines of business to maintain processes to monitor and manage all aspects of operational risk, including ensuring consistency in application of operational risk programs;
- Bank Protection oversees and manages fraud prevention and detection and provides investigative and recovery services for the Bancorp;
- Capital Markets Risk Management is responsible for instituting, monitoring, and reporting appropriate trading limits, monitoring liquidity, interest rate risk and risk tolerances within Treasury, Mortgage, and Capital Markets groups and utilizing a value at risk model for Bancorp market risk exposure;
- Regulatory Compliance Risk Management ensures that processes are in place to monitor and comply with federal and state banking regulations, including fiduciary compliance processes. The function also has the responsibility for maintenance of an enterprise-wide compliance framework; and
- The ERM division creates and maintains other functions, committees or processes as are necessary to effectively manage risk throughout the Bancorp.

Risk management oversight and governance is provided by the Risk and Compliance Committee of the Board of Directors and through multiple management committees whose membership includes a broad cross-section of line-of-business, affiliate and support representatives. The Risk and Compliance Committee of the Board of Directors consists of five outside directors and has the responsibility for the oversight of risk management for the Bancorp, as well as for the Bancorp's overall aggregate risk profile. The Risk and Compliance Committee of the Board of Directors has approved the formation of key management governance committees that are responsible for evaluating risks and controls. The primary committee responsible for the oversight of risk management is the ERMC. Committees accountable to the ERMC, which support the core risk programs, are the Corporate Credit Committee, the Operational Risk Committee, the Management Compliance Committee, the Asset/Liability Committee and the Enterprise Marketing Committee. Other committees accountable to the ERMC oversee the ALLL, capital and community reinvestment act/fair lending functions. There are also new products and initiatives processes applicable to every line of business to ensure an appropriate standard readiness assessment is performed before launching a new product or initiative. Significant risk policies approved by the management governance committees are also reviewed and approved by the Risk and Compliance Committee of the Board of Directors.

Finally, Credit Risk Review is an independent function responsible for evaluating the sufficiency of underwriting, documentation and approval processes for consumer and commercial credits, the accuracy of risk grades assigned to commercial credit exposure, appropriate accounting for charge-offs, and nonaccrual status and specific reserves. Credit Risk Review reports directly to the Risk and Compliance Committee of the Board of Directors and administratively to the Director of Internal Audit.

CREDIT RISK MANAGEMENT

The objective of the Bancorp's credit risk management strategy is to quantify and manage credit risk on an aggregate portfolio basis, as well as to limit the risk of loss resulting from an individual customer default. The Bancorp's credit risk management strategy is based on three core principles: conservatism, diversification and monitoring. The Bancorp believes that effective credit risk management begins with conservative lending practices. These practices include conservative exposure and counterparty limits and conservative underwriting, documentation and collection standards. The Bancorp's credit risk management strategy also emphasizes diversification on a geographic, industry and customer level as well as regular credit examinations and timely management reviews of large credit exposures and credits experiencing deterioration of credit quality. Credit officers with the authority to extend credit are delegated specific authority amounts, the utilization of which is closely monitored. Underwriting activities are centrally managed, and ERM manages the policy and the authority delegation process directly. The Credit Risk Review function provides objective assessments of the quality of underwriting and documentation, the accuracy of risk grades and the charge-off, nonaccrual and reserve analysis process. The Bancorp's credit review process and overall assessment of the adequacy of the allowance for credit losses is based on quarterly assessments of the probable estimated losses inherent in the loan and lease portfolio. The Bancorp uses these assessments to promptly identify potential problem loans or leases within the portfolio, maintain an adequate reserve and take any necessary charge-offs. Fifth Third defines potential problem loans as those rated substandard that do not meet the definition of a nonperforming asset or a restructured loan. See Note 6 of the Notes to the Consolidated Financial Statements for further information on the Bancorp's credit grade categories, which are derived from standard regulatory rating definitions. The following tables provide a summary of potential problem loans as of December 31:

TABLE 26: POTENTIAL PROBLEM LOANS

As of December 31, 2011 ($ in millions)		Carrying Value	Unpaid Principal Balance	Exposure
Commercial and industrial	$	**1,376**	**1,376**	**1,744**
Commercial mortgage		**1,215**	**1,216**	**1,223**
Commercial construction		**239**	**240**	**258**
Commercial leases		**33**	**33**	**33**
Total	$	**2,863**	**2,865**	**3,258**

TABLE 27: POTENTIAL PROBLEM LOANS

As of December 31, 2010 ($ in millions)		Carrying Value	Unpaid Principal Balance	Exposure
Commercial and industrial	$	1,984	1,985	2,687
Commercial mortgage		1,557	1,559	1,570
Commercial construction		372	372	442
Commercial leases		30	30	30
Total	$	3,943	3,946	4,729

In addition to the individual review of larger commercial loans that exhibit probable or observed credit weaknesses, the commercial credit review process includes the use of two risk grading systems. The risk grading system currently utilized for reserve analysis purposes encompasses ten categories. The Bancorp also maintains a dual risk rating system that provides for thirteen probabilities of default grade categories and an additional six grade categories for estimating losses given an event of default. The probability of default and loss given default evaluations are not separated in the ten-grade risk rating system. The Bancorp has completed significant validation and testing of the dual risk rating system and will make a decision on the implementation of the dual risk rating model for purposes of determining the Bancorp's ALLL once the FASB has issued a final standard regarding previously proposed methodology changes to the determination of credit impairment as outlined in the "Accounting for Financial Instruments and Revisions to the Accounting for Derivative Instruments and Hedging Activities" Exposure Draft and Supplementary Document dated May 2010 and January 2011, respectively. Scoring systems, various analytical tools and delinquency monitoring are used to assess the credit risk in the Bancorp's homogenous consumer and small business loan portfolios.

Overview

General economic conditions started to improve during 2010 and were mixed in 2011. Geographically, the Bancorp continues to experience the most stress in Michigan and Florida due to the decline in real estate values. Real estate value deterioration, as measured by the Home Price Index, was most prevalent in Florida due to past real estate price appreciation and related over-development, and in Michigan due in part to cutbacks in automobile manufacturing and the state's economic downturn. Among commercial portfolios, the homebuilder, residential developer and portions of the remaining non-owner occupied commercial real estate portfolios continue to remain under stress.

Among consumer portfolios, residential mortgage and brokered home equity portfolios exhibited the most stress. Management suspended homebuilder and developer lending in the fourth quarter of 2007 and new commercial non-owner occupied real estate lending in the second quarter of 2008, discontinued the origination of brokered home equity products at the end of 2007 and tightened underwriting standards across both the commercial and consumer loan product offerings. Since the fourth quarter of 2008, in an effort to reduce loan exposure to the real estate and construction industries, the Bancorp has sold certain consumer loans and sold or transferred to held for sale certain commercial loans. Throughout 2010 and 2011, the Bancorp continued to aggressively engage in other loss mitigation strategies such as reducing credit commitments, restructuring certain commercial and consumer loans, tightening underwriting standards on commercial loans and across the consumer loan portfolio, as well as utilizing expanded commercial and consumer loan workout teams. In the financial services industry, there has been heightened focus on foreclosure activity and processes. Fifth Third actively works with borrowers experiencing difficulties and has regularly modified or provided forbearance to borrowers where a workable solution could be found. Foreclosure is a last resort, and the Bancorp undertakes foreclosures only when it believes they are necessary and appropriate and are careful to ensure that customer and loan data are accurate. Reviews of the Bancorp's foreclosure process and procedures conducted last year did not reveal any material deficiencies. These reviews were expanded and extended in 2011 to improve our processes as additional aspects of the industry's foreclosure practices have come under intensified scrutiny and criticism. These reviews are completed and the Bancorp may determine to amend its processes and procedures as a result of these reviews. While any impact to the Bancorp that ultimately results from continued reviews cannot yet be determined, management currently believes that such impact will not materially adversely affect the Bancorp's results of operations, liquidity or capital resources. Additionally, banking regulatory agencies and other federal and state governmental authorities have continued to review the foreclosure process of mortgage servicers such as Fifth Third beyond the initial examinations of the largest mortgage servicers they conducted last year and earlier this year. These ongoing reviews could subject Fifth Third and other mortgage servicers to sanctions, civil money penalties and/or requirements to undertake remedial measures.

Commercial Portfolio

The Bancorp's credit risk management strategy includes minimizing concentrations of risk through diversification. The Bancorp has commercial loan concentration limits based on industry, lines of business within the commercial segment, geography and credit product type.

The risk within the commercial loan and lease portfolio is managed and monitored through an underwriting process utilizing detailed origination policies, continuous loan level reviews, monitoring of industry concentration and product type limits and continuous portfolio risk management reporting. The origination policies for commercial real estate outline the risks and underwriting requirements for owner and non-owner occupied and construction lending. Included in the policies are maturity and amortization terms, maximum LTVs, minimum debt service coverage ratios, construction loan monitoring procedures, appraisal requirements, pre-leasing requirements (as applicable) and sensitivity and pro-forma analysis requirements. The Bancorp requires a valuation of real estate collateral, which may include third-party appraisals, be performed at the time of origination and renewal in accordance with regulatory requirements and on an as needed basis when market conditions justify. Although the Bancorp does not back test these collateral value assumptions, the Bancorp maintains an appraisal review department to order and review third-party appraisals in accordance with regulatory requirements. Collateral values on criticized assets with relationships exceeding $1 million are reviewed quarterly to assess the appropriateness of the value ascribed in the assessment of charge-offs and specific reserves. In addition, the Bancorp applies incremental valuation haircuts to older appraisals that relate to collateral dependent loans, which can currently be up to 25-40% of the appraised value based on the type of collateral. These incremental valuation haircuts generally reflect the age of the most recent appraisal as well as collateral type. Trends in collateral values, such as home price indices and recent asset dispositions, are monitored in order to determine whether adjustments to the appraisal haircuts are warranted. Other factors such as local market conditions or location may also be considered as necessary.

The Bancorp assesses all real estate and non-real estate collateral securing a loan and considers all cross collateralized loans in the calculation of the LTV ratio. The following table provides detail on the most recent LTV ratios for commercial mortgage loans greater than $1 million, excluding impaired commercial mortgage loans individually evaluated. The Bancorp does not typically aggregate the LTV ratios for commercial mortgage loans less than $1 million.

TABLE 28: COMMERCIAL MORTGAGE LOANS OUTSTANDING BY LTV, LOANS GREATER THAN $1 MILLION

As of December 31, 2011 ($ in millions)		LTV > 100%	LTV 80-100%	LTV ≤ 80%
Commercial mortgage owner-occupied loans	$	528	419	2,353
Commercial mortgage nonowner-occupied loans		684	734	2,164
Total	$	1,212	1,153	4,517

The following table provides detail on commercial loan and leases by industry classification (as defined by the North American Industry Classification System), by loan size and by state, illustrating the diversity and granularity of the Bancorp's commercial loans and leases.

TABLE 29: COMMERCIAL LOAN AND LEASE PORTFOLIO (EXCLUDING LOANS HELD FOR SALE)

	2011			2010		
As of December 31 ($ in millions)	**Outstanding**	**Exposure**	**Nonaccrual**	Outstanding	Exposure	Nonaccrual
By industry:						
Manufacturing	$ **9,020**	**17,065**	**116**	$ 7,202	14,979	149
Real estate	**6,274**	**7,060**	**299**	8,295	9,532	378
Financial services and insurance	**4,596**	**9,975**	**46**	3,830	8,184	78
Business services	**3,898**	**5,976**	**78**	3,314	5,379	50
Wholesale trade	**3,656**	**6,796**	**50**	2,926	5,689	18
Healthcare	**3,477**	**5,179**	**15**	3,402	5,421	35
Retail trade	**2,639**	**5,548**	**56**	2,548	5,377	48
Transportation and warehousing	**2,304**	**3,152**	**16**	2,074	2,566	15
Construction	**2,226**	**3,470**	**199**	2,789	4,124	242
Mining	**1,157**	**1,994**	**7**	851	1,443	19
Communication and information	**1,128**	**2,117**	**3**	1,004	1,668	7
Accommodation and food	**1,127**	**1,636**	**22**	953	1,476	26
Other services	**998**	**1,503**	**48**	1,062	1,473	35
Entertainment and recreation	**874**	**1,228**	**18**	788	1,012	7
Public administration	**644**	**886**	**-**	616	848	9
Utilities	**564**	**1,752**	**-**	595	1,600	-
Individuals	**460**	**512**	**20**	690	830	10
Agribusiness	**425**	**564**	**65**	483	621	85
Other	**5**	**5**	**-**	40	119	3
Total	$ **45,472**	**76,418**	**1,058**	$ 43,462	72,341	1,214
By loan size:						
Less than $200,000	**2 %**	**2**	**7**	3 %	2	8
$200,000 to $1 million	**8**	**6**	**23**	10	8	25
$1 million to $5 million	**18**	**15**	**32**	21	17	34
$5 million to $10 million	**12**	**10**	**15**	13	11	8
$10 million to $25 million	**28**	**25**	**19**	25	25	19
Greater than $25 million	**32**	**42**	**4**	28	37	6
Total	**100 %**	**100**	**100**	100 %	100	100
By state:						
Ohio	**24 %**	**27**	**16**	25 %	29	17
Michigan	**13**	**11**	**22**	15	13	22
Florida	**8**	**6**	**17**	8	7	17
Illinois	**7**	**8**	**10**	8	8	8
Indiana	**5**	**5**	**10**	6	6	7
Kentucky	**4**	**4**	**4**	5	4	5
North Carolina	**3**	**3**	**4**	3	3	4
Tennessee	**3**	**3**	**2**	3	3	1
Pennsylvania	**2**	**2**	**1**	2	2	1
All other states	**31**	**31**	**14**	25	25	18
Total	**100 %**	**100**	**100**	100 %	100	100

The Bancorp has identified certain categories of loans which it believes represent a higher level of risk compared to the rest of the Bancorp's loan portfolio, due to economic or market conditions within the Bancorp's key lending areas.

The following table provides analysis of each of the categories of loans (excluding loans held for sale) by state as of December 31, 2011 and 2010.

TABLE 30: NON-OWNER OCCUPIED COMMERCIAL REAL ESTATE

As of December 31, 2011 ($ in millions)					**For the Year Ended December 31, 2011**
By State:	Outstanding	Exposure	90 Days Past Due	Nonaccrual	Net Charge-offs
Ohio	$ **1,958**	**2,125**	**1**	**88**	**64**
Michigan	**1,443**	**1,476**	**1**	**77**	**39**
Florida	**713**	**740**	**-**	**72**	**44**
Illinois	**417**	**499**	**1**	**44**	**31**
Indiana	**312**	**316**	**-**	**13**	**6**
North Carolina	**302**	**332**	**-**	**33**	**13**
All other states	**586**	**650**	**-**	**35**	**14**
Total	$ **5,731**	**6,138**	**3**	**362**	**211**

TABLE 31: NON-OWNER OCCUPIED COMMERCIAL REAL ESTATE

As of December 31, 2010 ($ in millions)					For the Year Ended December 31, 2010
By State:	Outstanding	Exposure	90 Days Past Due	Nonaccrual	Net Charge-offs
Ohio	$ 2,332	2,565	2	90	119
Michigan	1,695	1,809	2	85	123
Florida	935	1,022	1	120	180
Illinois	568	654	-	39	65
Indiana	387	419	-	19	32
North Carolina	392	438	-	37	58
All other states	751	823	-	39	48
Total	$ 7,060	7,730	5	429	625

TABLE 32: HOME BUILDER AND DEVELOPER *(a)*

As of December 31, 2011 ($ in millions)					**For the Year Ended December 31, 2011**
By State:	Outstanding	Exposure	90 Days Past Due	Nonaccrual	Net Charge-offs
Ohio	$ **166**	**234**	**-**	**15**	**22**
Michigan	**108**	**128**	**-**	**8**	**7**
Florida	**64**	**73**	**-**	**27**	**12**
North Carolina	**50**	**56**	**-**	**13**	**7**
Indiana	**51**	**56**	**-**	**10**	**3**
Illinois	**16**	**27**	**-**	**9**	**4**
All other states	**57**	**69**	**-**	**14**	**1**
Total	$ **512**	**643**	**-**	**96**	**56**

*(a) Home Builder and Developer loans, exclusive of commercial and industrial loans with an outstanding balance of **$136** and a total exposure of **$222** are also included in Table 30: Non-Owner Occupied Commercial Real Estate.*

TABLE 33: HOME BUILDER AND DEVELOPER *(a)*

As of December 31, 2010 ($ in millions)					For the Year Ended December 31, 2010
By State:	Outstanding	Exposure	90 Days Past Due	Nonaccrual	Net Charge-offs
Ohio	$ 202	331	-	35	39
Michigan	151	212	1	23	65
Florida	103	117	-	44	81
North Carolina	68	80	-	10	33
Indiana	67	85	-	8	13
All other states	108	159	-	20	43
Total	$ 699	984	1	140	274

(a) Home Builder and Developer loans, exclusive of commercial and industrial loans with an outstanding balance of $134 and a total exposure of $319 are also included in Table 31: Non-Owner Occupied Commercial Real Estate.

Consumer Portfolio

The Bancorp's consumer portfolio is materially comprised of three categories of loans: residential mortgage, home equity, and automobile. The Bancorp has identified certain categories within these loan types which it believes represent a higher level of risk compared to the rest of the consumer loan portfolio due to high loan amount to collateral value. The Bancorp does not update LTV ratios for the consumer portfolio subsequent to origination except as part of the charge-off process for real estate secured loans.

Residential Mortgage Portfolio

The Bancorp manages credit risk in the mortgage portfolio through conservative underwriting and documentation standards and geographic and product diversification. The Bancorp may also package and sell loans in the portfolio or may purchase mortgage insurance for the loans sold in order to mitigate credit risk.

The Bancorp does not originate mortgage loans that permit customers to defer principal payments or make payments that are less than the accruing interest. The Bancorp originates both fixed and adjustable rate residential mortgage loans. Resets of rates on adjustable rate mortgages are not expected to have a material impact on credit costs in the current interest rate environment, as approximately $1.2 billion of adjustable rate residential mortgage loans will have rate resets during the next twelve months, with approximately three percent of those resets expected to experience an increase in monthly payments in comparison to the monthly payment at the time of origination.

Certain residential mortgage products have contractual features that may increase credit exposure to the Bancorp in the event of a decline in housing values. These types of mortgage products offered by the Bancorp include loans with high LTV ratios, multiple loans on the same collateral that when combined result in an LTV greater than 80% and interest-only loans. The Bancorp monitors residential mortgage loans with greater than 80% LTV ratio and no mortgage insurance as it believes these loans represent a higher level of risk. The following table provides an analysis of the residential mortgage portfolio loans outstanding, excluding held for sale, by LTV at origination:

TABLE 34: RESIDENTIAL MORTGAGE PORTFOLIO LOANS BY LTV AT ORIGINATION

	2011		2010	
As of December 31 ($ in millions)	Outstanding	Weighted Average LTV's	Outstanding	Weighted Average LTV's
LTV ≤ 80 %	$ **7,876**	**66.6 %**	6,419	68.0 %
LTV > 80%, with mortgage insurance	**1,030**	**92.7**	871	93.0
LTV > 80%, no mortgage insurance	**1,766**	**95.6**	1,666	95.4
Total	$ **10,672**	**73.9 %**	8,956	75.5 %

The following tables provide analysis of the residential mortgage portfolio loans outstanding, excluding held for sale, with a greater than 80% LTV ratio and no mortgage insurance as of December 31, 2011 and 2010:

TABLE 35: RESIDENTIAL MORTGAGE PORTFOLIO LOANS, LTV GREATER THAN 80%, NO MORTGAGE INSURANCE

As of December 31, 2011 ($ in millions)				**For the Year Ended December 31, 2011**
By State:	**Outstanding**	**90 Days Past Due**	**Nonaccrual**	**Net Charge-offs**
Ohio	**$ 600**	**6**	**25**	**15**
Michigan	**305**	**1**	**14**	**13**
Florida	**283**	**2**	**27**	**29**
North Carolina	**123**	**-**	**4**	**7**
Indiana	**111**	**1**	**4**	**2**
Illinois	**122**	**1**	**3**	**2**
Kentucky	**84**	**1**	**3**	**1**
All other states	**138**	**1**	**5**	**7**
Total	**$ 1,766**	**13**	**85**	**76**

TABLE 36: RESIDENTIAL MORTGAGE LOANS OUTSTANDING, LTV GREATER THAN 80%, NO MORTGAGE INSURANCE

As of December 31, 2010 ($ in millions)				For the Year Ended December 31, 2010
By State:	Outstanding	90 Days Past Due	Nonaccrual	Net Charge-offs
Ohio	$ 569	3	24	22
Michigan	294	2	20	21
Florida	294	4	31	56
North Carolina	131	1	7	12
Indiana	111	1	4	6
Kentucky	78	1	3	2
Illinois	67	-	1	4
All other states	122	3	5	8
Total	$ 1,666	15	95	131

Home Equity Portfolio

The Bancorp's home equity portfolio is primarily comprised of home equity lines of credit. The home equity line of credit offered by the Bancorp is a revolving facility with a 20-year term, minimum payments of interest only and a balloon payment of principal at maturity.

The ALLL provides coverage for probable and estimable losses in the home equity portfolio. The allowance attributable to the portion of the home equity portfolio that has not been restructured in a TDR is determined on a single homogenous pool basis reflecting the Bancorp's belief that the credit risk characteristics of this portfolio are of sufficient similarity such that additional portfolio segmentation is not necessary for determining the probable credit losses in the home equity portfolio. The modeled loss factor for the home equity portfolio is based on the trailing twelve month historical loss rate, as adjusted for certain prescriptive loss rate factors and certain qualitative adjustment factors to reflect risks associated with current conditions and trends. The prescriptive loss rate factors include adjustments for delinquency trends, LTV trends, refreshed FICO score trends and product mix. The qualitative factors include adjustments for credit administration and portfolio management, credit policy and underwriting and the national and local economy. The Bancorp considers home price index trends when determining the national and local economy qualitative factor.

The home equity portfolio is managed in two primary categories: loans outstanding with a LTV greater than 80% and those loans with a LTV 80% or less based upon appraisals at origination. The carrying value of the greater than 80% LTV home equity loans and 80% or less LTV home equity loans were $4.0 billion and $6.7 billion, respectively, as of December 31, 2011. Of the total $10.7 billion of outstanding home equity loans:

- 82% reside within the Bancorp's Midwest footprint of Ohio, Michigan, Kentucky, Indiana and Illinois
- 31% are in first lien positions and 69% are in second lien positions at December 31, 2011
- For approximately 1/3 of the home equity portfolio in a second lien position, the first lien is either owned or serviced by the Bancorp
- Over 90% of non-delinquent borrowers made at least one payment greater than the minimum payment during the year ended December 31, 2011
- The portfolio had an average refreshed FICO score of 734 at December 31, 2011 and 2010.

The Bancorp actively manages lines of credit and makes reductions in lending limits when it believes it is necessary based on FICO score deterioration and property devaluation. The Bancorp does not routinely obtain appraisals on performing loans to update LTV ratios after origination. However, the Bancorp monitors the local housing markets by reviewing various home price indices and incorporates the impact of the changing market conditions in its on-going credit monitoring processes. For second lien home equity loans, the Bancorp is unable to track the performance of the first lien loans if it does not service the first lien loan, but instead monitors the refreshed FICO scores as part of its assessment of the home equity portfolio. The following table provides an analysis of home equity loans outstanding disaggregated based upon refreshed FICO score:

TABLE 37: HOME EQUITY LOANS OUTSTANDING BY REFRESHED FICO SCORE

($ in millions)	December 31, 2011	% of Total	December 31, 2010	% of Total
First Liens:				
FICO < 620	$ 214	2 %	230	2 %
FICO 621-719	643	6	690	6
FICO > 720	2,466	23	2,533	22
Total First Liens	3,323	31	3,453	30
Second Liens:				
FICO < 620	750	7 %	921	8 %
FICO 621-719	1,929	18	1,957	17
FICO > 720	4,717	44	5,182	45
Total Second Liens	7,396	69	8,060	70
Total	$ 10,719	100 %	11,513	100 %

The Bancorp believes that home equity loans with a greater than 80% combined LTV ratio present a higher level of risk. The following table provides an analysis of the home equity loans outstanding in a first and second lien position by LTV at origination:

TABLE 38: HOME EQUITY LOANS OUTSTANDING BY LTV AT ORIGINATION

	2011		2010	
As of December 31 ($ in millions)	Outstanding	Weighted Average LTV's	Outstanding	Weighted Average LTV's
First Liens:				
LTV ≤ 80 %	$ 2,800	54.9 %	2,903	55.1 %
LTV > 80%	523	89.2	550	89.4
Total First Liens	3,323	60.4	3,453	60.6
Second Liens;				
LTV ≤ 80 %	3,882	67.3	4,044	67.3
LTV > 80%	3,514	91.8	4,016	92.0
Total Second Liens	7,396	81.0	8,060	81.4
Total	$ 10,719	74.0 %	11,513	74.6 %

The following tables provide analysis of home equity loans by state with LTV greater than 80% as of December 31, 2011 and 2010.

TABLE 39: HOME EQUITY LOANS OUTSTANDING WITH LTV GREATER THAN 80%

As of December 31, 2011 ($ in millions)						**For the Year Ended December 31, 2011**
By State:		**Outstanding**	**Exposure**	**90 Days Past Due**	**Nonaccrual**	**Net Charge-offs**
Ohio	$	**1,393**	**2,083**	**12**	**7**	**33**
Michigan		**884**	**1,197**	**8**	**4**	**37**
Illinois		**448**	**630**	**8**	**2**	**17**
Indiana		**391**	**573**	**2**	**2**	**9**
Kentucky		**366**	**549**	**3**	**2**	**8**
Florida		**146**	**190**	**4**	**3**	**17**
All other states		**409**	**519**	**5**	**2**	**19**
Total	$	**4,037**	**5,741**	**42**	**22**	**140**

TABLE 40: HOME EQUITY LOANS OUTSTANDING WITH LTV GREATER THAN 80%

As of December 31, 2010 ($ in millions)						For the Year Ended December 31, 2010
By State:		Outstanding	Exposure	90 Days Past Due	Nonaccrual	Net Charge-offs
Ohio	$	1,576	2,288	9	7	35
Michigan		998	1,317	9	5	50
Illinois		482	662	5	3	22
Indiana		451	638	4	2	10
Kentucky		421	614	3	2	9
Florida		172	218	8	4	21
All other states		466	568	7	4	28
Total	$	4,566	6,305	45	27	175

Automobile Portfolio

The automobile portfolio is characterized by direct and indirect lending products to consumers. As of December 31, 2011, 49% of the automobile loan portfolio is comprised of new automobiles. It is a common practice to advance on automobile loans an amount in excess of the automobile value due to the inclusion of taxes, title, and other fees paid at closing. The Bancorp monitors its exposure to these higher risk loans. The following table provides an analysis of automobile loans outstanding by LTV at origination:

TABLE 41: AUTOMOBILE LOANS OUTSTANDING WITH LTV AT ORIGINATION

		2011		2010	
As of December 31 ($ in millions)		**Outstanding**	**Weighted Average LTV's**	Outstanding	Weighted Average LTV's
LTV ≤ 100 %	$	**7,805**	**81.7 %**	6,853	81.8 %
LTV > 100%		**4,022**	**111.5**	4,130	112.8
Total	$	**11,827**	**92.1 %**	10,983	93.8 %

The following tables provide analysis of the Bancorp's automobile loans with a LTV at origination greater than 100% as of December 31, 2011 and 2010, respectively.

TABLE 42: AUTOMOBILE LOANS OUTSTANDING WITH LTV GREATER THAN 100%

As of December 31, 2011 ($ in millions)					**For the Year Ended December 31, 2011**
By State:		**Outstanding**	**90 Days Past Due**	**Nonaccrual**	**Net Charge-offs**
Ohio	$	**425**	**1**	**-**	**3**
Illinois		**291**	**-**	**-**	**3**
Michigan		**245**	**-**	**-**	**2**
Indiana		**181**	**-**	**-**	**2**
Florida		**192**	**-**	**-**	**3**
Kentucky		**158**	**-**	**-**	**1**
All other states		**2,530**	**3**	**2**	**20**
Total	$	**4,022**	**4**	**2**	**34**

TABLE 43: AUTOMOBILE LOANS OUTSTANDING WITH LTV GREATER THAN 100%

As of December 31, 2010 ($ in millions)				For the Year Ended December 31, 2010
By State:	Outstanding	90 Days Past Due	Nonaccrual	Net Charge-offs
Ohio	$ 447	1	-	5
Illinois	375	1	-	5
Michigan	269	-	-	4
Indiana	208	1	-	3
Florida	199	-	-	5
Kentucky	181	-	-	3
All other states	2,451	4	2	33
Total	$ 4,130	7	2	58

European Exposure

The Bancorp has no direct sovereign exposure to any European nation as of December 31, 2011. In providing services to our customers, the Bancorp routinely enters into financial transactions with foreign domiciled and U.S. subsidiaries of foreign businesses as well as foreign financial institutions. These financial transactions are in the form of loans, loan commitments, letters of credit, derivatives and securities. The Bancorp's risk appetite for foreign country exposure is managed by having established country exposure limits. The Bancorp's total exposure to European domiciled or owned businesses and European financial institutions was $2.2 billion and funded exposure was $1.4 billion as of December 31, 2011. Additionally, the Bancorp was within its established country exposure limits for all European countries.

Certain European countries have been experiencing increased levels of stress throughout 2011 including Portugal, Ireland, Italy, Greece and Spain. The Bancorp's total exposure to businesses domiciled or owned by companies and financial institutions in these countries was approximately $138 million and funded exposure was $72 million as of December 31, 2011. The following table provides detail about the Bancorp's exposure to all European domiciled and owned businesses and financial institutions as of December 31, 2011:

TABLE 44: EUROPEAN EXPOSURE

	Sovereigns		Financial Institutions		Non-Financial Institutions		Total	
($ in millions)	Total Exposure	Funded Exposure	Total Exposure	Funded Exposure	Total Exposure	Funded Exposure	Total Exposure (a)	Funded Exposure
Peripheral Europe(b)	$ -	-	2	-	136	72	138	72
Other Eurozone (c)	-	-	111	53	1,106	751	1,217	804
Total Eurozone	-	-	113	53	1,242	823	1,355	876
Other Europe (d)	-	-	60	31	801	501	861	532
Total Europe	$ -	-	173	84	2,043	1,324	2,216	1,408

(a) Total exposure includes funded and unfunded commitments, net of collateral; funded exposure excludes unfunded exposure.
(b) Peripheral Europe includes Portugal, Ireland, Italy, Greece and Spain.
(c) Eurozone includes countries participating in the European common currency (Euro).
(d) Other Europe includes European countries not part of the Euro (primarily the United Kingdom and Switzerland).

Analysis of Nonperforming Assets

Nonperforming assets include nonaccrual loans and leases for which ultimate collectability of the full amount of the principal and/or interest is uncertain; restructured commercial and credit card loans which have not yet met the requirements to be classified as a performing asset; restructured consumer loans which are 90 days past due based on the restructured terms unless the loan is both well-secured and in the process of collection; and certain other assets, including OREO and other repossessed property. A summary of nonperforming assets is included in Table 45. Residential mortgage loans are typically placed on nonaccrual status when principal and interest payments have become past due 150 days unless such loans are both well secured and in the process of collection. Residential mortgage loans may stay on nonperforming status for an extended time as the foreclosure process typically lasts longer than 180 days. Typically, home equity loans and leases are reported on nonaccrual status if principal or interest has been in default for 180 days or more unless the loan is both well secured and in the process of collection. Automobile and other consumer loans and leases that have been modified in a TDR and subsequently become past due 90 days are placed on nonaccrual status. Credit card loans that have been modified in a TDR are classified as nonaccrual unless such loans have a sustained repayment performance of six months or greater and the Bancorp is reasonably assured of repayment in accordance with the restructured terms. Well secured loans are collateralized by perfected security interests in real and/or personal property for which the Bancorp estimates proceeds from sale would be sufficient to recover the outstanding principal and accrued interest balance of the loan and pay all costs to sell the collateral. The Bancorp considers a loan in the process of collection if collection efforts or legal action is proceeding and the Bancorp expects to collect funds sufficient to bring the loan current or recover the entire outstanding principal and accrued interest balance. When a loan is placed on nonaccrual status, the accrual of interest, amortization of loan premiums, accretion of loan discounts and amortization or accretion of deferred net loan fees or costs are discontinued and previously accrued, but unpaid interest is reversed. Commercial loans on nonaccrual status are reviewed for impairment at least quarterly. If the principal or a portion of the principal is deemed a loss, the loss amount is charged off to the ALLL.

Total nonperforming assets, including loans held for sale, were $2.0 billion at December 31 2011 compared to $2.5 billion at December 31, 2010. At December 31, 2011, $138 million of nonaccrual loans, consisting primarily of real estate secured loans, were held for sale, compared to $294 million at December 31, 2010.

Nonperforming assets as a percentage of total loans, leases and other assets, including OREO and nonaccrual loans held for sale as of December 31, 2011 were 2.32%, compared to 3.08% as of December 31, 2010. Excluding nonaccrual loans held for sale, nonperforming assets as a percentage of total loans, leases and other assets, including OREO was 2.23% as of December 31, 2011, compared to 2.79% as of December 31, 2010. The composition of nonaccrual loans and leases continues to be concentrated in real estate as 69% of nonaccrual loans and leases were secured by real estate as of December 31, 2011 compared to 66% as of December 31, 2010.

Commercial nonperforming loans and leases were $1.2 billion at December 31, 2011, a decrease of $312 million from December 31, 2010, due to the impact of loss mitigation actions and moderation in general economic conditions. Excluding commercial nonperforming loans and leases held for sale, commercial nonperforming loans and leases at December 2011 decreased $156 million compared to December 31, 2010. The decrease from December 31, 2010 was due to a continued decrease in new nonaccruals and an increase in paydowns and payoffs in 2011 due to improved delinquency metrics and an improvement in underlying loss trends. The Bancorp transferred commercial loans with a carrying balance of $961 million, prior to transfer, to held for sale during the third quarter of 2010, of which $694 million were nonperforming. At December 31, 2011, the remaining carrying balance of these loans was $67 million.

Consumer nonperforming loans and leases were $380 million at December 31, 2011, a decrease of $86 million from December 31, 2010. The decrease was mainly due to a $83 million decrease in other consumer loans and leases due primarily to charge-offs taken on certain consumer loans acquired during the fourth quarter of 2010 as the result of a foreclosure on a commercial loan collateralized by individual consumer loans. These loans were fully charged off as of December 31, 2011. Home equity nonaccrual levels remain modest as the Bancorp continues to fully charge-off a high proportion of the severely delinquent loans at 180 days past due. Geography continues to be a large driver of nonaccrual activity as Florida properties represent approximately 16% and 8% of residential mortgage and home equity balances, respectively, but represent 45% and 16% of nonaccrual loans for each category. *Consumer restructured loans on accrual status totaled $1.6 billion at* December 31, 2011 and 2010. As of December 31, 2011, redefault rates, defined as 30 days delinquent, on restructured residential mortgage were 29% and home equity loans and credit card loans were each 16%.

OREO and other repossessed property was $378 million at December 31, 2011, compared to $494 million at December 31, 2010. The decrease from December 31, 2010 was due to the sale of large OREO properties and improvements in general economic conditions during 2011. The Bancorp recognized $171 million and $264 million in losses on the sale or write-down of OREO properties in 2011 and 2010, respectively. These losses are primarily reflective of the continued stress in the Michigan and Florida markets for commercial real estate and residential mortgage loans as Michigan and Florida represented 16% and 26%, respectively, of total OREO losses in 2011 compared with 12% and 14%, respectively, in 2010. Properties in Michigan and Florida accounted for 42% of foreclosed real estate at December 31, 2011, compared to 49% at December 31, 2010.

In 2011 and 2010, approximately $125 million and $206 million, respectively, of interest income would have been recorded if the nonaccrual and renegotiated loans and leases on nonaccrual status had been current in accordance with their original terms. Although these values help demonstrate the costs of carrying nonaccrual credits, the Bancorp does not expect to recover the full amount of interest as nonaccrual loans and leases are generally carried below their principal balance.

TABLE 45: SUMMARY OF NONPERFORMING ASSETS AND DELINQUENT LOANS

As of December 31 ($ in millions)		2011		2010	2009	2008	2007
Nonaccrual loans and leases:							
Commercial and industrial loans [(a)]	$	**408**		473	734	541	175
Commercial mortgage loans		**358**		407	898	482	243
Commercial construction loans		**123**		182	646	362	249
Commercial leases		**9**		11	67	21	5
Residential mortgage loans		**134**		152	275	259	92
Home equity		**25**		23	21	26	45
Automobile loans		**-**		1	1	5	3
Other consumer loans and leases[(a)]		**1**		84	-	-	1
Restructured loans and leases:							
Commercial and industrial loans		**79**		95	35	-	-
Commercial mortgage loans		**63**		28	4	-	-
Commercial construction loans		**15**		10	8	-	-
Commercial leases		**3**		8	-	-	-
Residential mortgage loans[(b)]		**141**		116	137	20	27
Home equity[(b)]		**29**		33	33	29	11
Automobile loans[(b)]		**2**		2	1	1	-
Credit card		**48**		55	87	30	5
Total nonperforming loans and leases		**1,438**		1,680	2,947	1,776	856
OREO and other repossessed property		**378**		494	297	230	171
Total nonperforming assets		**1,816**		2,174	3,244	2,006	1,027
Nonaccrual loans held for sale		**138**		294	224	473	-
Total nonperforming assets including loans held for sale	$	**1,954**		2,468	3,468	2,479	1,027
Loans and leases 90 days past due and accruing							
Commercial and industrial loans	$	**4**		16	118	76	44
Commercial mortgage loans		**3**		11	59	136	73
Commercial construction loans		**1**		3	17	74	67
Commercial leases		**-**		-	4	4	4
Residential mortgage loans[(d)]		**79**		100	189	198	186
Home equity		**74**		89	99	96	72
Automobile loans		**9**		13	17	21	13
Credit card and other		**30**		42	64	56	31
Other consumer loans and leases		**-**		-	-	1	1
Total loans and leases 90 days past due and accruing	$	**200**		274	567	662	491
Nonperforming assets as a percent of portfolio loans, leases and other assets, including OREO[(c)]		**2.23**	%	2.79	4.22	2.38	1.25
Allowance for loan and lease losses as a percent of nonperforming assets[(b)]		**124**		138	116	139	93

(a) *For 2010, nonaccrual loans and leases reflect a reclassification of $84 million in nonperforming loans from commercial and industrial loans to other consumer loans and leases which occurred after the Bancorp's Form 8-K was filed on January 19, 2011. This reclassification was primarily a result of the determination that consumer loans obtained in the foreclosure of a commercial loan were more appropriately categorized as other consumer loans and leases in accordance with regulatory guidance.*

(b) *During 2009, the Bancorp modified its consumer nonaccrual policy to exclude TDR loans that were less than 90 days past due because they were performing in accordance with the restructured terms. For comparability purposes, prior periods were adjusted to reflect this reclassification.*

(c) *Excludes nonaccrual loans held for sale.*

(d) *Information for all periods presented excludes advances made pursuant to servicing agreements to GNMA mortgage loan pools whose repayments are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs. As of* ***December 31, 2011****, 2010, 2009, 2008, and 2007 these advances were* ***$309****, $279, $130, $40, and $25, respectively. The Bancorp recognized immaterial credit losses for the year ended December 31, 2011 and $2 million for 2010 due to claim denials and curtailments associated with these advances.*

The following table provides a rollforward of portfolio nonperforming loans and leases, by portfolio segment:

TABLE 46: ROLLFORWARD OF PORTFOLIO NONPERFORMING LOANS AND LEASES

For the year ended December 31, 2011 ($ in millions)		Commercial	Residential Mortgage	Consumer	Total
Beginning Balance	$	**1,214**	**268**	**198**	**1,680**
Transfers to nonperforming		**1,075**	**396**	**456**	**1,927**
Transfers to performing		**(23)**	**(45)**	**(85)**	**(153)**
Transfers to performing (restructured)		**(1)**	**(74)**	**(95)**	**(170)**
Transfers from held for sale		**4**	**-**	**-**	**4**
Transfers to held for sale		**(92)**	**-**	**-**	**(92)**
Loans sold from portfolio		**(57)**	**(1)**	**(21)**	**(79)**
Loan paydowns/payoffs		**(425)**	**(85)**	**(13)**	**(523)**
Transfers to other real estate owned		**(110)**	**(79)**	**-**	**(189)**
Charge-offs		**(554)**	**(106)**	**(342)**	**(1,002)**
Draws/other extensions of credit		**27**	**1**	**7**	**35**
Ending Balance	$	**1,058**	**275**	**105**	**1,438**
For the year ended December 31, 2010					
Beginning Balance	$	2,392	412	143	2,947
Transfers to nonperforming		1,666	624	551	2,841
Transfers to performing		(32)	(67)	(46)	(145)
Transfers to performing (restructured)		(10)	(69)	(61)	(140)
Transfers to held for sale		(386)	(205)	-	(591)
Loans sold from portfolio		(48)	-	-	(48)
Loan paydowns/payoffs		(773)	(88)	(42)	(903)
Transfers to other real estate owned		(290)	(163)	(1)	(454)
Charge-offs		(1,364)	(176)	(358)	(1,898)
Draws/other extensions of credit		59	-	12	71
Ending Balance	$	1,214	268	198	1,680

Troubled Debt Restructurings

If a borrower is experiencing financial difficulty, the Bancorp may consider, in certain circumstances, modifying the terms of their loan to maximize collection of amounts due. Typically, these modifications reduce the loan interest rate, extend the loan term, or in limited circumstances, reduce the principal balance of the loan. These modifications are classified as TDRs.

At the time of modification, the Bancorp maintains certain consumer loan TDRs (including residential mortgage loans, home equity loans, and other consumer loans) on accrual status, provided there is reasonable assurance of repayment and performance according to the modified terms based upon a current, well-documented credit evaluation. Commercial loan TDRs and credit card TDRs are classified as nonaccrual loans and are typically returned to accrual status upon a six month period of sustained performance under the restructured terms. The following table summarizes TDRs by loan type and delinquency status.

TABLE 47: PERFORMING AND NONPERFORMING TDRs

		Performing					
As of December 31, 2011 ($ in millions)		Current	30-89 Days Past Due	90 Days or More Past Due	Nonaccrual		Total
Commercial	$	388	2	-	160	$	550
Residential mortgages[(a)]		978	72	67	141		1,258
Home equity		372	39	-	29		440
Credit card		44	-	-	48		92
Other consumer		38	2	-	2		42
Total	$	1,820	115	67	380	$	2,382

(a) *Information includes advances made pursuant to servicing agreements for GNMA mortgage pools whose repayments are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs. As of December 31, 2011, these advances represented $64 of current loans, $16 of 30-89 days past due loans and $46 of 90 days or more past due loans.*

Analysis of Net Loan Charge-offs

Net charge-offs were 149 bps and 302 bps of average loans and leases for the years ended December 31, 2011 and 2010, respectively. Table 48 provides a summary of credit loss experience and net charge-offs as a percentage of average loans and leases outstanding by loan category.

The ratio of commercial loan and lease net charge-offs to average commercial loans and leases decreased to 126 bps during 2011 compared to 310 bps in 2010, as a result of decreases in net charge-offs of $810 million. Decreases in net charge-offs were realized across all commercial loan types and were primarily due to improvements in general economic conditions and previous actions taken by the Bancorp to address problem loans. Actions taken by the Bancorp include suspending homebuilder and developer lending in 2007 and non-owner occupied commercial real estate lending in 2008 and tightened underwriting standards across all commercial loan product offerings. In addition, the Bancorp implemented other loss mitigation strategies that included the previously mentioned sale of troubled loans during the third quarter of 2010. Net charge-offs for 2011 related to non-owner occupied commercial real estate were $211 million compared to $625 million in 2010. Net charge-offs related to non-owner occupied commercial real estate are recorded in the commercial mortgage loans and commercial construction loans captions in Table 48. Net charge-offs on these loans represented 38% of total commercial loan and lease net charge-offs in 2011 and 46% in 2010.

The ratio of consumer loan and lease net charge-offs to average consumer loans and leases decreased to 179 bps in 2011 compared to 292 bps in 2010. Residential mortgage loan net charge-offs, which typically involve partial charge-offs based upon appraised values of underlying collateral, decreased $266 million from the prior year as a result of improvements in delinquencies and a decrease in the average loss recorded per charge-off. Additionally, the prior year included $123 million in net charge-offs that were recorded on residential mortgage portfolio loans sold during the third quarter of 2010. The Bancorp's Florida and Michigan markets accounted for 58% and 72% of net charge-offs on residential mortgage loans in the portfolio in 2011 and 2010, respectively. Fifth Third expects the composition of the residential mortgage portfolio to improve as it continues to retain high quality, shorter duration residential mortgage loans that are originated through its branch network as a low-cost, refinance product of conforming residential mortgage loans.

Home equity net charge-offs decreased $44 million compared to the prior year, primarily due to decreases in net charge-offs in the Michigan market and reduced net charge-offs of brokered home equity products. Management responded to the performance of the brokered home equity portfolio by eliminating this channel of origination in 2007. In addition, management actively manages lines of credit and makes reductions in lending limits when it believes it is necessary based on FICO score deterioration and property devaluation.

Automobile loan net charge-offs decreased $35 million compared to 2010, due to the origination of high credit quality loans as a result of tighter underwriting standards and higher resale on automobiles sold at auction.

Credit card net charge-offs decreased $57 million from 2010 reflecting improving delinquency trends, aggressive line management, and stabilization in unemployment levels. The Bancorp utilizes a risk-adjusted pricing methodology to ensure adequate compensation is received for those products that have higher credit costs.

Other consumer loan net charge-offs increased $56 million compared to 2010 due to charge-offs associated with certain consumer loans that were acquired during the fourth quarter of 2010 when the Bancorp foreclosed on a commercial loan that was collateralized by individual consumer loans. These loans were fully charged off as of December 31, 2011.

TABLE 48: SUMMARY OF CREDIT LOSS EXPERIENCE

For the years ended December 31 ($ in millions)		2011	2010	2009	2008	2007
Losses charged off:						
Commercial and industrial loans	$	**(314)**	(631)	(768)	(667)	(121)
Commercial mortgage loans		**(211)**	(541)	(436)	(618)	(46)
Commercial construction loans		**(89)**	(265)	(420)	(750)	(29)
Commercial leases		**(1)**	(7)	(11)	-	(1)
Residential mortgage loans		**(180)**	(441)	(359)	(243)	(43)
Home equity		**(234)**	(276)	(330)	(212)	(106)
Automobile loans		**(85)**	(132)	(189)	(168)	(117)
Credit card		**(114)**	(164)	(178)	(101)	(54)
Other consumer loans and leases		**(86)**	(28)	(28)	(32)	(27)
Total losses		**(1,314)**	(2,485)	(2,719)	(2,791)	(544)
Recoveries of losses previously charged off:						
Commercial and industrial loans		**38**	45	50	18	12
Commercial mortgage loans		**16**	17	14	5	2
Commercial construction loans		**4**	13	4	2	-
Commercial leases		**3**	5	4	1	1
Residential mortgage loans		**7**	2	2	-	-
Home equity		**14**	12	8	7	9
Automobile loans		**32**	44	41	34	32
Credit card		**16**	9	8	7	8
Other consumer loans and leases		**12**	10	7	7	18
Total recoveries		**142**	157	138	81	82
Net losses charged off:						
Commercial and industrial loans		**(276)**	(586)	(718)	(649)	(109)
Commercial mortgage loans		**(195)**	(524)	(422)	(613)	(44)
Commercial construction loans		**(85)**	(252)	(416)	(748)	(29)
Commercial leases		**2**	(2)	(7)	1	-
Residential mortgage loans		**(173)**	(439)	(357)	(243)	(43)
Home equity		**(220)**	(264)	(322)	(205)	(97)
Automobile loans		**(53)**	(88)	(148)	(134)	(85)
Credit card		**(98)**	(155)	(170)	(94)	(46)
Other consumer loans and leases		**(74)**	(18)	(21)	(25)	(9)
Total net losses charged off	$	**(1,172)**	(2,328)	(2,581)	(2,710)	(462)
Net charge-offs as a percent of average loans and leases (excluding held for sale):						
Commercial and industrial loans		**0.97** %	2.23	2.61	2.31	0.49
Commercial mortgage loans		**1.89**	4.58	3.43	4.80	0.40
Commercial construction loans		**4.96**	8.48	9.24	12.80	0.51
Commercial leases		**(0.08)**	0.05	0.22	(0.02)	0.01
Total commercial loans		**1.26**	3.10	3.27	3.99	0.43
Residential mortgage loans		**1.75**	5.49	4.15	2.47	0.48
Home equity		**1.97**	2.20	2.57	1.67	0.82
Automobile loans		**0.47**	0.85	1.68	1.56	0.83
Credit card		**5.19**	8.28	8.87	5.51	3.55
Other consumer loans and leases		**15.29**	2.58	2.14	2.10	0.83
Total consumer loans and leases		**1.79**	2.92	3.10	2.08	0.84
Total net losses charged off		**1.49** %	3.02	3.20	3.23	0.61

Allowance for Credit Losses

The allowance for credit losses is comprised of the ALLL and the reserve for unfunded commitments. The ALLL provides coverage for probable and estimable losses in the loan and lease portfolio. The Bancorp evaluates the ALLL each quarter to determine its adequacy to cover inherent losses. Several factors are taken into consideration in the determination of the overall ALLL, including an unallocated component. These factors include, but are not limited to, the overall risk profile of the loan and lease portfolios, net charge-off experience, the extent of impaired loans and leases, the level of nonaccrual loans and leases, the level of 90 days past due loans and leases and the overall percentage level of the ALLL. The Bancorp also considers overall asset quality trends, credit administration and portfolio management practices, risk identification practices, credit policy and underwriting practices, overall portfolio growth, portfolio concentrations and current national and local economic conditions that might impact the portfolio. See the Critical Accounting Policies section for more information.

The ALLL attributable to the portion of the residential and consumer loan and lease portfolio that has not been restructured is determined on a pooled basis with the segmentation being based on the similarity of credit risk characteristics. Loss factors for real estate backed consumer loans are developed for each pool based on the trailing twelve month historical loss rate, as adjusted for certain prescriptive loss rate factors and certain qualitative adjustment factors. The prescriptive loss rate factors and qualitative adjustments are designed to reflect risks associated with current conditions and trends which are not believed to be fully reflected in the trailing twelve month historical loss rate. For real estate backed consumer loans, the prescriptive loss rate factors include adjustments for delinquency trends, LTV trends, refreshed FICO score trends and product mix, and the qualitative factors include adjustments for credit administration and portfolio management practices, credit policy and underwriting practices and the national and local economy. The Bancorp considers home price index trends in its footprint when determining the national and local economy qualitative factor. The Bancorp also considers the volatility of collateral valuation trends when determining the unallocated component of the ALLL.

TABLE 49: CHANGES IN ALLOWANCE FOR CREDIT LOSSES

For the years ended December 31 ($ in millions)		**2011**	2010	2009	2008	2007
ALLL:						
Balance, beginning of period	$	**3,004**	3,749	2,787	937	771
Impact of change in accounting principle		**-**	45	-	-	-
Losses charged off		**(1,314)**	(2,485)	(2,719)	(2,791)	(544)
Recoveries of losses previously charged off		**142**	157	138	81	82
Provision for loan and lease losses		**423**	1,538	3,543	4,560	628
Balance, end of period	$	**2,255**	3,004	3,749	2,787	937
Reserve for unfunded commitments:						
Balance, beginning of period	$	**227**	294	195	95	76
Impact of change in accounting principle		**-**	(43)	-	-	-
Provision for loan and lease losses		**(46)**	(24)	99	100	19
Balance, end of period	$	**181**	227	294	195	95

In 2011, the Bancorp did not substantively change any material aspect of its overall approach in the determination of the ALLL and there have been no material changes in assumptions or estimation techniques as compared to prior periods that impacted the determination of the current period allowance. In addition to the ALLL, the Bancorp maintains a reserve for unfunded commitments recorded in other liabilities in the Consolidated Balance Sheets. The methodology used to determine the adequacy of this reserve is similar to the Bancorp's methodology for determining the ALLL. The provision for unfunded commitments is included in other noninterest expense in the Consolidated Statements of Income.

Certain inherent, but unconfirmed losses are probable within the loan and lease portfolio. The Bancorp's current methodology for determining the level of losses is based on historical loss rates, current credit grades, specific allocation on impaired commercial credits above specified thresholds and other qualitative adjustments. Due to the heavy reliance on realized historical losses and the credit grade rating process, the model-derived required reserves tend to slightly lag behind the deterioration in the portfolio, in a stable or deteriorating credit environment, and tend not to be as responsive when improved conditions have presented themselves. Given these model limitations, the qualitative adjustment factors may be incremental or decremental to the quantitative model results.

An unallocated component to the ALLL is maintained to recognize the imprecision in estimating and measuring loss. The unallocated allowance as a percent of total portfolio loans and leases at December 31, 2011 and 2010 was 0.17% and 0.19%, respectively. The unallocated allowance increased from five percent at December 31, 2010 to six percent of the total allowance for December 31, 2011. The increase in the unallocated allowance as a percentage of the total allowance was driven by additional sustained market volatility in the U.S. markets that has provided indications that loss events may be occurring at a rate greater than the rate captured within the Bancorp's model.

As shown in Table 50, the ALLL as a percent of the total loan and lease portfolio was 2.78% at December 31, 2011, compared to 3.88% at December 31, 2010. The ALLL was $2.3 billion as of December 31, 2011, compared to $3.0 billion at December 31, 2010. The decrease is reflective of a number of factors including decreases in nonperforming loans and leases, improved delinquency metrics in commercial and consumer loans and leases and improvement in underlying loss trends.

The Bancorp's determination of the ALLL for commercial loans is sensitive to the risk grades it assigns to these loans. In the event that 10% of commercial loans in each risk category would experience a downgrade of one risk category, the allowance for commercial loans would increase by approximately $132 million at December 31, 2011. In addition, the Bancorp's determination of the allowance for residential and consumer loans is sensitive to changes in estimated loss rates. In the event that estimated loss rates would increase by 10%, the allowance for residential and consumer loans would increase by approximately $59 million at December 31, 2011. As several qualitative and quantitative factors are considered in determining the ALLL, these sensitivity analyses do not necessarily reflect the nature and extent of future changes in the ALLL. They are intended to provide insights into the impact of adverse changes to risk grades and estimated loss rates and do not imply any expectation of future deterioration in the risk ratings or loss rates. Given current processes employed by the Bancorp, management believes the risk grades and estimated loss rates currently assigned are appropriate.

The Bancorp continually reviews its credit administration and loan and lease portfolio and makes changes based on the performance of its products. As previously discussed, management discontinued the origination of brokered home equity products at the end of 2007, suspended homebuilder lending in 2007 and new commercial non-owner occupied real estate lending in 2008, and tightened underwriting standards across both the commercial and consumer loan product offerings.

TABLE 50: ATTRIBUTION OF ALLOWANCE FOR LOAN AND LEASE LOSSES TO PORTFOLIO LOANS AND LEASES

As of December 31 ($ in millions)		2011	2010	2009	2008	2007
Allowance attributed to:						
Commercial and industrial loans	$	**929**	1,123	1,282	824	271
Commercial mortgage loans		**441**	597	734	363	135
Commercial construction loans		**77**	158	380	252	98
Commercial leases		**80**	111	121	61	27
Residential mortgage loans		**227**	310	375	388	67
Home equity		**195**	265	294	289	124
Automobile loans		**43**	73	127	150	79
Credit card		**106**	158	199	148	69
Other consumer loans and leases		**21**	59	44	33	20
Unallocated		**136**	150	193	279	47
Total ALLL	$	**2,255**	3,004	3,749	2,787	937
Portfolio loans and leases:						
Commercial and industrial loans	$	**30,783**	27,191	25,683	29,197	24,813
Commercial mortgage loans		**10,138**	10,845	11,803	12,502	11,862
Commercial construction loans		**1,020**	2,048	3,784	5,114	5,561
Commercial leases		**3,531**	3,378	3,535	3,666	3,737
Residential mortgage loans		**10,672**	8,956	8,035	9,385	10,540
Home equity		**10,719**	11,513	12,174	12,752	11,874
Automobile loans		**11,827**	10,983	8,995	8,594	9,201
Credit card		**1,978**	1,896	1,990	1,811	1,591
Other consumer loans and leases		**350**	681	780	1,122	1,074
Total portfolio loans and leases	$	**81,018**	77,491	76,779	84,143	80,253
Attributed allowance as a percent of respective portfolio loans and leases:						
Commercial and industrial loans		**3.02 %**	4.13	4.99	2.82	1.09
Commercial mortgage loans		**4.35**	5.50	6.22	2.90	1.14
Commercial construction loans		**7.55**	7.71	10.04	4.93	1.77
Commercial leases		**2.27**	3.29	3.42	1.66	0.72
Residential mortgage loans		**2.13**	3.46	4.67	4.13	0.63
Home equity		**1.82**	2.30	2.41	2.27	1.04
Automobile loans		**0.36**	0.66	1.41	1.75	0.86
Credit card		**5.36**	8.33	10.00	8.17	4.34
Other consumer loans and leases		**6.00**	8.66	5.64	2.94	1.86
Unallocated (as a percent of total portfolio loans and leases)		**0.17**	0.19	0.25	0.33	0.06
Total portfolio loans and leases		**2.78 %**	3.88	4.88	3.31	1.17

MARKET RISK MANAGEMENT

Market risk arises from the potential for market fluctuations in interest rates, foreign exchange rates and equity prices that may result in potential reductions in net income. Interest rate risk, a component of market risk, is the exposure to adverse changes in net interest income or financial position due to changes in interest rates. Management considers interest rate risk a prominent market risk in terms of its potential impact on earnings. Interest rate risk can occur for any one or more of the following reasons:

- Assets and liabilities may mature or reprice at different times;
- Short-term and long-term market interest rates may change by different amounts; or
- The expected maturity of various assets or liabilities may shorten or lengthen as interest rates change.

In addition to the direct impact of interest rate changes on net interest income, interest rates can indirectly impact earnings through their effect on loan demand, credit losses, mortgage originations, the value of servicing rights and other sources of the Bancorp's earnings. Stability of the Bancorp's net income is largely dependent upon the effective management of interest rate risk. Management continually reviews the Bancorp's balance sheet composition and earnings flows and models the interest rate risk, and possible actions to reduce this risk, given numerous possible future interest rate scenarios.

Net Interest Income Simulation Model

The Bancorp utilizes a variety of measurement techniques to identify and manage its interest rate risk, including the use of an NII simulation model to analyze the sensitivity of net interest income to changing interest rates. The model is based on contractual and assumed cash flows and repricing characteristics for all of the Bancorp's financial instruments and incorporates market-based assumptions regarding the effect of changing interest rates on the prepayment rates of certain assets and liabilities. The model also includes senior management's projections of the future volume and pricing of each of the product lines offered by the Bancorp as well as other pertinent assumptions. Actual results may differ from these simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and management strategies.

The Bancorp's Executive ALCO, which includes senior management representatives and is accountable to the Enterprise Risk Management Committee, monitors and manages interest rate risk within Board approved policy limits. In addition to the risk management activities of ALCO, the Bancorp has a Market Risk Management function as part of ERM that provides independent oversight of market risk activities. The Bancorp's interest rate risk exposure is currently evaluated by measuring the anticipated change in net interest income over 12-month and 24-month horizons assuming a 100 bps parallel ramped increase and a 200 bps parallel ramped increase in interest rates. The Fed Funds interest rate, targeted by the Federal Reserve at a range of 0% to 0.25%, is currently set at a level that would be negative in parallel ramped decrease scenarios; therefore, those scenarios were omitted from the interest rate risk analyses at December 31, 2011. In accordance with the current policy, the rate movements are assumed to occur over one year and are sustained thereafter.

At December 31, 2011, the Bancorp's interest rate risk profile reflects a neutral position in year one and slight asset sensitivity in year two. The following table shows the Bancorp's estimated net interest income sensitivity profile and ALCO policy limits as of December 31:

TABLE 51: ESTIMATED NII SENSITIVITY PROFILE

	2011		2010			
	Percent Change in NII (FTE)		Percent Change in NII (FTE)		ALCO Policy Limits	
Change in Interest Rates (bps)	12 Months	13 to 24 Months	12 Months	13 to 24 Months	12 Months	13 to 24 Months
+200	**0.35 %**	**5.61**	1.02 %	4.99	(5.00)	(7.00)
+100	**-**	**2.64**	0.49	2.73	-	-

The 12 months net interest income at risk reported as of December 31, 2011 for the +200 and +100 basis point scenarios shows a modest decline in asset sensitivity compared with December 31, 2010. The primary factors contributing to this change are an increase in fixed-rate loans partially offset by growth in deposits.

Economic Value of Equity

The Bancorp also utilizes EVE as a measurement tool in managing interest rate risk. Whereas the net interest income simulation model highlights exposures over a relatively short time horizon, the EVE analysis incorporates all cash flows over the estimated remaining life of all balance sheet and derivative positions. The EVE of the balance sheet, at a point in time, is defined as the discounted present value of asset and net derivative cash flows less the discounted value of liability cash flows. The sensitivity of EVE to changes in the level of interest rates is a measure of longer-term interest rate risk. EVE values only the current balance sheet and does not incorporate the growth assumptions used in the earnings simulation model. As with the earnings simulation model, assumptions about the timing and variability of existing balance sheet cash flows are critical in the EVE analysis. Particularly important are assumptions driving prepayments and the expected changes in balances and pricing of transaction deposit portfolios. The following table shows the Bancorp's EVE sensitivity profile as of December 31:

TABLE 52: ESTIMATED EVE SENSITIVITY PROFILE

	2011	2010	
Change in Interest Rates (bps)	Change in EVE	Change in EVE	ALCO Policy Limits
+200	**1.37 %**	(1.62)%	(15.00) %
+100	**1.22**	(0.50)	
+25	**0.32**	(0.09)	
-25	**(0.25)**	(0.13)	

The EVE at risk profile suggests slight asset sensitivity from market rate increases through the +200 bps scenario. The EVE at risk reported at December 31, 2011 for the +200 basis points scenario shows a change to a modest asset sensitive position compared to December 31, 2010. The primary factors contributing to the change are the decline in market interest rates over the course of 2011 and growth in core deposits, partially offset by the impact of the increase in fixed-rate loans.

While an instantaneous shift in interest rates is used in this analysis to provide an estimate of exposure, the Bancorp believes that a gradual shift in interest rates would have a much more modest impact. Since EVE measures the discounted present value of cash flows over the estimated lives of instruments, the change in EVE does not directly correlate to the degree that earnings would be impacted over a shorter time horizon (e.g., the current fiscal year). Further, EVE does not take into account factors such as future balance sheet growth, changes in product mix, changes in yield curve relationships and changing product spreads that could mitigate the adverse impact of changes in interest rates. The NII simulation and EVE analyses do not necessarily include certain actions that management may undertake to manage this risk in response to anticipated changes in interest rates.

The Bancorp regularly evaluates its exposures to LIBOR and Prime basis risks, nonparallel shifts in the yield curve and embedded options risk. In addition, the impact on NII and EVE of extreme changes in interest rates is modeled, wherein the Bancorp employs the use of yield curve shocks and environment-specific scenarios.

Use of Derivatives to Manage Interest Rate Risk

An integral component of the Bancorp's interest rate risk management strategy is its use of derivative instruments to minimize significant fluctuations in earnings caused by changes in market interest rates. Examples of derivative instruments that the Bancorp may use as part of its interest rate risk management strategy include interest rate swaps, interest rate floors, interest rate caps, forward contracts, principal only swaps, options, swaptions and TBA's.

As part of its overall risk management strategy relative to its mortgage banking activity, the Bancorp enters into forward contracts accounted for as free-standing derivatives to economically hedge interest rate lock commitments that are also considered free-standing derivatives. Additionally, the Bancorp economically hedges its exposure to mortgage loans held for sale through the use of forward contracts and mortgage options.

The Bancorp also establishes derivative contracts with major financial institutions to economically hedge significant exposures assumed in commercial customer accommodation derivative contracts. Generally, these contracts have similar terms in order to protect the Bancorp from market volatility. Credit risk arises from the possible inability of counterparties to meet the terms of their contracts, which the Bancorp minimizes through collateral arrangements, approvals, limits and monitoring procedures. For further information including the notional amount and fair values of these derivatives, see Note 13 of the Notes to Consolidated Financial Statements.

Portfolio Loans and Leases and Interest Rate Risk

Although the Bancorp's portfolio loans and leases contain both fixed and floating/adjustable rate products, the rates of interest earned by the Bancorp on the outstanding balances are generally established for a period of time. The interest rate sensitivity of loans and leases is directly related to the length of time the rate earned is established. Table 53 summarizes the expected principal cash flows of the Bancorp's portfolio loans and leases as of December 31, 2011. Additionally, Table 54 displays a summary of expected principal cash flows occurring after one year for both fixed and floating/adjustable rate loans, as of December 31, 2011.

TABLE 53: PORTFOLIO LOAN AND LEASE CONTRACTUAL MATURITIES

As of December 31, 2011 ($ in millions)		Less than 1 year	1-5 years	Over 5 years	Total
Commercial and industrial loans	$	9,439	19,199	2,145	30,783
Commercial mortgage loans		4,412	4,652	1,074	10,138
Commercial construction loans		534	290	196	1,020
Commercial leases		575	1,498	1,458	3,531
Subtotal - commercial loans and leases		14,960	25,639	4,873	45,472
Residential mortgage loans		4,787	4,385	1,500	10,672
Home equity		1,494	3,171	6,054	10,719
Automobile loans		4,908	6,700	219	11,827
Credit card		556	1,422	-	1,978
Other consumer loans and leases		270	71	9	350
Subtotal - consumer loans and leases		12,015	15,749	7,782	35,546
Total	$	26,975	41,388	12,655	81,018

TABLE 54: PORTFOLIO LOAN AND LEASE PRINCIPAL CASH FLOWS OCCURING AFTER ONE YEAR

		Interest Rate	
As of December 31, 2011 ($ in millions)		Fixed	Floating or Adjustable
Commercial and industrial loans	$	3,683	17,661
Commercial mortgage loans		1,823	3,903
Commercial construction loans		181	305
Commercial leases		2,956	-
Subtotal - commercial loans and leases		8,643	21,869
Residential mortgage loans		3,835	2,050
Home equity		1,067	8,158
Automobile loans		6,868	51
Credit card		640	782
Other consumer loans and leases		31	49
Subtotal - consumer loans and leases		12,441	11,090
Total	$	21,084	32,959

Residential Mortgage Servicing Rights and Interest Rate Risk

The net carrying amount of the residential MSR portfolio was $681 million and $822 million as of December 31, 2011 and 2010, respectively. The value of servicing rights can fluctuate sharply depending on changes in interest rates and other factors. Generally, as interest rates decline and loans are prepaid to take advantage of refinancing, the total value of existing servicing rights declines because no further servicing fees are collected on repaid loans. The Bancorp maintains a non-qualifying hedging strategy relative to its mortgage banking activity in order to manage a portion of the risk associated with changes in the value of its MSR portfolio as a result of changing interest rates.

Mortgage rates decreased during both 2011 and 2010. These decreases caused modeled prepayment speeds to increase, which led to $242 million in temporary impairment on servicing rights during the year ended 2011, compared to $36 million in temporary impairment in 2010. Servicing rights are deemed temporarily impaired when a borrower's loan rate is distinctly higher than prevailing rates. Temporary impairment on servicing rights is reversed when the prevailing rates return to a level commensurate with the borrower's loan rate. Offsetting the mortgage servicing rights valuation, the Bancorp recognized net gains of $354 million and $123 million on its non-qualifying hedging strategy for the years ended 2011 and 2010, respectively. The net gains include net gains from the sale of securities related to the Bancorp's non-qualifying hedging strategy of $9 million and $14 million for 2011 and 2010, respectively. During the fourth quarter of 2011, the Bancorp assessed the composition of its MSR portfolio, the cost of hedging and the anticipated effectiveness of the hedges given the economic environment. Based on this review, the Bancorp adjusted its MSR hedging strategy to exclude the hedging of MSRs related to certain mortgage loans originated in 2008 and prior, representing approximately 25% of the carrying value of the MSR portfolio as of December 31, 2011. The prepayment behavior of these loans is expected to be less sensitive to changes in interest rates as borrower credit characteristics and home price values have a greater impact based on changes in the market and underwriting environment. Thus, the predictive power of traditional prepayment models on these loans may not be reliable, which reduces the effectiveness of interest rate based hedge strategies. The Bancorp is exposed to prepayment risk on these loans in the event borrowers refinance at higher than expected levels due to government intervention or other factors. The Bancorp continues to monitor the performance of these MSRs and may decide to hedge this portion of the MSR portfolio in future periods. See Note 12 of the Notes to Consolidated Financial Statements for further discussion on servicing rights and the instruments used to hedge interest rate risk on MSRs.

Foreign Currency Risk

The Bancorp may enter into foreign exchange derivative contracts to economically hedge certain foreign denominated loans. The derivatives are classified as free-standing instruments with the revaluation gain or loss being recorded in other noninterest income in the Consolidated Statements of Income. The balance of the Bancorp's foreign denominated loans at December 31, 2011 and

2010 was approximately $374 million and $283 million, respectively. The Bancorp also enters into foreign exchange contracts for the benefit of commercial customers involved in international trade to hedge their exposure to foreign currency fluctuations. The Bancorp has internal controls in place to help ensure excessive risk is not being taken in providing this service to customers. These controls include an independent determination of currency volatility and credit equivalent exposure on these contracts, counterparty credit approvals and country limits.

LIQUIDITY RISK MANAGEMENT

The goal of liquidity management is to provide adequate funds to meet changes in loan and lease demand, unexpected levels of deposit withdrawals and other contractual obligations. Mitigating liquidity risk is accomplished by maintaining liquid assets in the form of investment securities, maintaining sufficient unused borrowing capacity in the debt markets and delivering consistent growth in core deposits. A summary of certain obligations and commitments to make future payments under contracts is included in Note 17 of the Notes to Consolidated Financial Statements.

The Bancorp maintains a contingency funding plan that assesses the liquidity needs under various scenarios of market conditions, asset growth and credit rating downgrades. The plan includes liquidity stress testing which measures various sources and uses of funds under the different scenarios. The contingency plan provides for ongoing monitoring of unused borrowing capacity and available sources of contingent liquidity to prepare for unexpected liquidity needs and to cover unanticipated events that could affect liquidity.

Sources of Funds

The Bancorp's primary sources of funds relate to cash flows from loan and lease repayments, payments from securities related to sales and maturities, the sale or securitization of loans and leases and funds generated by core deposits, in addition to the use of public and private debt offerings.

Projected contractual maturities from loan and lease repayments are included in Table 53 of the Market Risk Management section of MD&A. Of the $15.4 billion of securities in the Bancorp's available-for-sale portfolio at December 31, 2011, $4.4 billion in principal and interest is expected to be received in the next 12 months and an additional $3.0 billion is expected to be received in the next 13 to 24 months. For further information on the Bancorp's securities portfolio, see the Securities section of MD&A.

Asset-driven liquidity is provided by the Bancorp's ability to sell or securitize loan and lease assets. In order to reduce the exposure to interest rate fluctuations and to manage liquidity, the Bancorp has developed securitization and sale procedures for several types of interest-sensitive assets. A majority of the long-term, fixed-rate single-family residential mortgage loans underwritten according to FHLMC or FNMA guidelines are sold for cash upon origination. Additional assets such as residential mortgages, certain commercial loans, home equity loans, automobile loans and other consumer loans are also capable of being securitized or sold. For the years ended December 31, 2011 and 2010, the Bancorp sold loans totaling $15.2 billion and $18.2 billion, respectively. For further information on the transfer of financial assets, see Note 12 of the Notes to Consolidated Financial Statements.

Core deposits have historically provided the Bancorp with a sizeable source of relatively stable and low cost funds. The Bancorp's average core deposits and shareholders' equity funded 81% of its average total assets during 2011, compared to 80% in 2010. In addition to core deposit funding, the Bancorp also accesses a variety of other short-term and long-term funding sources, which include the use of the FHLB system.

Certificates of deposit carrying a balance of $100,000 or more and deposits in the Bancorp's foreign branch located in the Cayman Islands are wholesale funding tools utilized to fund asset growth. Management does not rely on any one source of liquidity and manages availability in response to changing balance sheet needs.

The Bancorp has approximately $7.2 billion of unsecured long-term debt outstanding as of December 31, 2011. Long-term debt with a principal balance of $8 million will mature during 2012. As of December 31, 2011, $6.1 billion of debt or other securities were available for issuance under the current Bancorp's Board of Directors' authorizations and the Bancorp is authorized to file any necessary registration statements with the SEC to permit ready access to the public securities markets; however, access to these markets may depend on market conditions. The Bancorp also has $19.0 billion of funding available for issuance through private offerings of debt securities pursuant to its bank note program and currently has approximately $31.0 billion of borrowing capacity available through secured borrowing sources including the FHLB and FRB.

On January 25, 2011, the Bancorp raised $1.7 billion in new common equity through the issuance of 121,428,572 shares of common stock in an underwritten offering at an initial price of $14.00 per share. Additionally, on January 25, 2011, the Bancorp sold $1.0 billion in aggregate principal amount of 3.625% Senior Notes due January 25, 2016. Notes 16 and 23 of the Notes to Consolidated Financial Statements provide additional information regarding the Senior Notes and common equity offerings, respectively.

Credit Ratings

The cost and availability of financing to the Bancorp are impacted by its credit ratings. A downgrade to the Bancorp's credit ratings could affect its ability to access the credit markets and increase its borrowing costs, thereby adversely impacting the Bancorp's financial condition and liquidity. Key factors in maintaining high credit ratings include a stable and diverse earnings stream, strong credit quality, strong capital ratios and diverse funding sources, in addition to disciplined liquidity monitoring procedures.

The Bancorp's senior debt credit ratings are summarized in Table 55. The ratings reflect the ratings agencies view on the Bancorp's capacity to meet financial commitments. * Additional information on senior debt credit ratings is as follows:

- Moody's "Baa1" rating is considered a medium-grade obligation and is the fourth highest ranking within its overall classification system;
- Standard & Poor's "BBB" rating indicates the obligor's capacity to meet its financial commitment is adequate and is the fourth highest ranking within its overall classification system;
- Fitch Ratings' "A-" rating is considered high credit quality and is the third highest ranking within its overall classification system; and
- DBRS Ltd.'s "A (low)" rating is considered satisfactory credit quality and is the third highest ranking within its overall classification system.

TABLE 55: AGENCY RATINGS

As of February 29, 2012	Moody's	Standard and Poor's	Fitch	DBRS
Fifth Third Bancorp:				
Short-term	No rating	A-2	F1	R-1L
Senior debt	Baa1	BBB	A-	AL
Subordinated debt	Baa2	BBB-	BBB+	BBBH
Fifth Third Bank:				
Short-term	P-2	A-2	F1	R-1L
Long-term deposit	A3	No rating	A	A
Senior debt	A3	BBB+	A-	A
Subordinated debt	Baa1	BBB	BBB+	A (low)

** As an investor, you should be aware that a security rating is not a recommendation to buy, sell or hold securities, that it may be subject to revision or withdrawal at any time by the assigning rating organization and that each rating should be evaluated independently of any other rating.*

CAPITAL MANAGEMENT

Management regularly reviews the Bancorp's capital position to help ensure it is appropriately positioned under various operating environments. The Bancorp has established a Capital Committee, which is responsible for all capital related decisions. The Capital Committee makes recommendations to management involving capital actions. These recommendations are reviewed and approved by the Enterprise Risk Management Committee.

2011 Capital Actions

On January 25, 2011, the Bancorp raised $1.7 billion in new common equity through the issuance of 121,428,572 shares of common stock in an underwritten offering at an initial price of $14.00 per share. On January 24, 2011, the underwriters exercised their option to purchase an additional 12,142,857 shares at the offering price of $14.00 per share. In connection with this exercise, the Bancorp elected that all such additional shares be sold and the Bancorp entered into a forward sale agreement which resulted in a final net payment of 959,821 shares on February 4, 2011.

On February 2, 2011, the Bancorp redeemed all 136,320 shares of its Series F Preferred Stock held by the U.S. Treasury totaling $3.4 billion. The Bancorp used the net proceeds from the common stock and senior notes offerings previously discussed and other funds to redeem the Series F Preferred Stock. In connection with the redemption of the Series F Preferred Stock, the Bancorp accelerated the accretion of the remaining issuance discount on the Series F Preferred Stock and recorded a corresponding reduction in retained earnings of $153 million. In addition, dividends of $15 million were paid on February 2, 2011 when the Series F Preferred Stock was redeemed.

On March 16, 2011, the Bancorp repurchased the warrant issued to the U.S. Treasury under the CPP for $280 million, which was recorded as a reduction to capital surplus in the Bancorp's Consolidated Financial Statements.

On March 18, 2011, the Bancorp announced that the FRB did not object to the Bancorp's capital plan submitted under the FRB 2011 CCAR. Pursuant to this plan, in the second quarter of 2011, the Bancorp redeemed $452 million of certain trust preferred securities, at par, classified as long-term debt. The trust preferred securities redeemed related to the Fifth Third Capital Trust VII, First National Bankshares Statutory Trust I and R&G Capital Trust II, LLT. As a result of these redemptions the Bancorp recorded a $6 million gain on the extinguishment within other noninterest expense in the Consolidated Statements of Income. The trust preferred securities were a component of Tier I capital: however, these securities are being phased out of Tier I capital by the Dodd-Frank Act as discussed below.

Pursuant to the Bancorp's capital plan discussed above, the Bancorp redeemed certain trust preferred securities on September 19, 2011, totaling $40 million, which related to the R&G Crown Cap Trust IV and First National Bankshares Statutory Trust II. As a result of the redemption the Bancorp recorded a $1 million gain on the extinguishment within other noninterest expense in the Consolidated Statements of Income. In addition, on October 24, 2011 the Bancorp redeemed certain trust preferred securities totaling $25 million, which related to the R&G Crown Cap Trust I.

TABLE 56: CAPITAL RATIOS

As of December 31 ($ in millions)	**2011**	2010	2009	2008	2007
Average equity as a percent of average assets	**11.41** %	12.22	11.36	8.78	9.35
Tangible equity as a percent of tangible assets (a)	**9.03**	10.42	9.71	7.86	6.14
Tangible common equity as a percent of tangible assets (a)	**8.68**	7.04	6.45	4.23	6.14
Tier I capital	$ **12,503**	13,965	13,428	11,924	8,924
Total risk-based capital	**16,885**	18,178	17,648	16,646	11,733
Risk-weighted assets (b)	**104,945**	100,561	100,933	112,622	115,529
Regulatory capital ratios:					
Tier I capital	**11.91** %	13.89	13.30	10.59	7.72
Total risk-based capital	**16.09**	18.08	17.48	14.78	10.16
Tier I leverage	**11.10**	12.79	12.34	10.27	8.50
Tier I common equity (a)	**9.35**	7.48	6.99	4.37	5.72

a) For further information on these ratios, see the Non-GAAP Financial Measures section of the MD&A.
b) Under the banking agencies' risk-based capital guidelines, assets and credit equivalent amounts of derivatives and off-balance sheet exposures are assigned to broad risk categories. The aggregate dollar amount in each risk category is multiplied by the associated risk weight of the category. The resulting weighted values are added together resulting in the Bancorp's total risk-weighted assets.

Capital Ratios

The U.S banking agencies established quantitative measures that assign risk weightings to assets and off-balance sheet items and also define and set minimum regulatory capital requirements. The U.S. banking agencies define "well capitalized" ratios for Tier I and total risk-based capital as 6% and 10%, respectively. The Bancorp exceeded these "well-capitalized" ratios for all periods presented.

The Basel II advanced approach framework was finalized by U.S. banking agencies in 2007. Core banks, defined as those with consolidated total assets in excess of $250 billion or on balance sheet foreign exposures of $10 billion were required to adopt the advanced approach effective April 1, 2008. The Bancorp is not subject to the requirements of Basel II.

The 19 large bank holding companies assessed under SCAP were required to demonstrate that they met the 4% Tier I common equity ratio threshold for the period evaluated in the SCAP. The Bancorp exceeded this threshold for all periods presented. The Bancorp's Tier I common equity ratio was 9.35% as of December 31, 2011, compared to 7.48% as of December 31, 2010. The Bancorp manages the adequacy of its capital, including Tier I common equity, by conducting ongoing internal stress tests and ensuring the results are properly considered in capital planning. It is the intent of the Bancorp's capital planning process to ensure that the Bancorp's capital positions remain in excess of well-capitalized standards and any other regulatory requirements.

The Dodd-Frank Act requires more stringent prudential standards, including capital and liquidity requirements, for larger institutions. It addresses the quality of capital components by limiting the degree to which certain hybrid instruments can be included. The Dodd-Frank Act will phase out the inclusion of certain trust preferred securities as a component of Tier I capital beginning January 1, 2013. At December 31, 2011, the Bancorp's Tier I capital included $2.2 billion of trust preferred securities representing approximately 214 bps of risk-weighted assets.

In December of 2010 and revised in June of 2011, the Basel Committee on Banking Supervision issued Basel III, a global regulatory framework, to enhance the international capital standards. It imposes a stricter definition of capital, with greater reliance on common equity and sets higher minimum capital requirements. It creates a new capital measure, Tier I common equity, which proposes changes to the current calculation of the Tier I common equity ratio by the Bancorp and several other financial institutions. The U.S. banking agencies are in the process of developing rules to implement the new capital standards as part of the Collins Amendment within the Dodd-Frank Act. Management believes that the Bancorp's capital levels will continue to exceed U.S. "well-capitalized" standards, including the adoption of U.S. rules that incorporate changes under Basel III, to the extent applicable.

The FRB provided final rules of the 2012 CCAR on November 22, 2011. The CCAR requires the 19 largest Bank Holding Companies submit a capital plan to the FRB by January 9, 2012. The mandatory elements of the capital plan are an assessment of the expected use and sources of capital over the planning horizon, a description of all planned capital actions over the planning horizon, a discussion of any expected changes to the Bancorp's business plan that are likely to have a material impact on its capital adequacy or liquidity, a detailed description of the Bancorp's process for assessing capital adequacy and the Bancorp's capital policy.

The FRB's review of the capital plan will assess the comprehensiveness of the capital plan, the reasonableness of the assumptions and the analysis underlying the capital plan and a review of the robustness of the capital adequacy process, the capital policy and the Bancorp's ability to maintain capital above the minimum regulatory capital ratio and above a tier 1 common ratio of 5 percent on a pro forma basis under expected and stressful conditions throughout the planning horizon. Following the FRB's assessment of the capital plan, it will either object or provide a notice of non-objection to the submitted capital plan by March 15, 2012.

Dividend Policy and Stock Repurchase Program

The Bancorp's common stock dividend policy and stock repurchase program reflect its earnings outlook, desired payout ratios, the need to maintain adequate capital levels, the ability of its subsidiaries to pay dividends, the need to comply with safe and sound banking practices as well as meet regulatory requirements and expectations. The Bancorp received a notice of non-objection to its dividend distribution proposal within its capital plan submitted to the FRB pursuant to the 2011 CCAR. The Bancorp declared dividends per common share of $0.28 and $0.04 during the years ended December 31, 2011 and 2010, respectively.

The Bancorp submitted a capital plan to the FRB on January 9, 2012 in accordance with the requirements of the 2012 CCAR. Following the FRB's assessment of the capital plan, it will object or provide notice of non-objection to the submitted capital plan by March 15, 2012.

The Bancorp's repurchase of common stock for the years ended December 31, 2011, 2010, and 2009 is shown in the table below. The Bancorp's Board of Directors had previously authorized management to purchase 30 million shares of the Bancorp's common stock through the open market or in any private transaction. The amounts below reflect the remaining shares from the Board's authorized program as of the dates presented.

TABLE 57: SHARE REPURCHASES

For the years ended December 31	2011	2010	2009
Shares authorized for repurchase at January 1	**19,201,518**	19,201,518	19,201,518
Additional authorizations	**-**	-	-
Share repurchases	**-**	-	-
Shares authorized for repurchase at December 31	**19,201,518**	19,201,518	19,201,518
Average price paid per share	N/A	N/A	N/A

(a) *Excludes **1,164,254**, 333,808 and 265,802 shares repurchased during 2011, 2010, and 2009, respectively, in connection with various employee compensation plans. These repurchases are not included in the calculation for average price paid and do not count against the maximum number of shares that may yet be repurchased under the Board of Directors' authorization.*

OFF-BALANCE SHEET ARRANGEMENTS

In the ordinary course of business, the Bancorp enters into financial transactions to extend credit and various forms of commitments and guarantees that may be considered off-balance sheet arrangements. These transactions involve varying elements of market, credit and liquidity risk. Refer to Note 17 of the Notes to Consolidated Financial Statements for additional information. A discussion of these transactions is as follows:

Residential Mortgage Loan Sales

Conforming residential mortgage loans sold to unrelated third parties are generally sold with representation and warranty recourse provisions. Such provisions include the loan's compliance with applicable loan criteria, including certain documentation standards per agreements with unrelated third parties. Additional reasons for the Bancorp having to repurchase the loans include appraisal standards with the collateral, fraud related to the loan application and the rescission of mortgage insurance. Under these provisions, the Bancorp is required to repurchase any previously sold loan for which the representation or warranty of the Bancorp proves to be inaccurate, incomplete or misleading. As of December 31, 2011 and 2010, the Bancorp maintained reserves related to these loans sold with the representation and warranty recourse provisions totalling $55 million and $85 million, respectively, included in other liabilities in the Bancorp's Consolidated Balance Sheets. For further information on residential mortgage loans sold with representation and warranty recourse provisions, see Note 17 of the Notes to Consolidated Financial Statements.

During 2011 and 2010, the Bancorp paid $63 million and $47 million, respectively, in the form of make whole payments and repurchased $122 million and $83 million, respectively, in outstanding principal of loans to satisfy investor demands. Total repurchase demand requests during 2011 and 2010 were $350 million and $365 million, respectively. Total outstanding repurchase demand inventory was $66 million at December 31, 2011 compared to $162 million at December 31, 2010.

The Bancorp sold certain residential mortgage loans in the secondary market with credit recourse. In the event of any customer default, pursuant to the credit recourse provided, the Bancorp is required to reimburse the third party. The maximum amount of credit risk in the event of non-performance by the underlying borrowers is equivalent to the total outstanding balance. In the event of non-performance, the Bancorp has rights to the underlying collateral value securing the loan. At December 31, 2011 the outstanding balances on these loans sold with credit recourse was $772 million compared to $916 million at December 31, 2010. The Bancorp maintained an estimated credit loss reserve on these loans sold with credit recourse of $17 million at December 31, 2011 and $16 million at December 31, 2010; recorded in other liabilities in the Consolidated Balance Sheets. To determine the credit loss reserve, the Bancorp used an approach that is consistent with its overall approach in estimating credit losses for various categories of residential mortgage loans held in its loan portfolio. For further information on residential mortgage loans sold with credit recourse, see Note 17 of the Notes to Consolidated Financial Statements.

Private Mortgage Insurance

For certain mortgage loans originated by the Bancorp, borrowers may be required to obtain PMI provided by third-party insurers. In some instances, these insurers cede a portion of the PMI premiums to the Bancorp, and the Bancorp provides reinsurance coverage within a specified range of the total PMI coverage. The Bancorp's reinsurance coverage typically ranges from 5% to 10% of the total PMI coverage.

The Bancorp's maximum exposure in the event of nonperformance by the underlying borrowers is equivalent to the Bancorp's total outstanding reinsurance coverage, which was $77 million at December 31, 2011 and $115 million at December 31, 2010. The Bancorp maintained a reserve, included in other liabilities in the Bancorp's Consolidated Balance Sheets, related to exposures within the reinsurance portfolio of $27 million as of December 31, 2011 and $42 million as of December 31, 2010. During the second quarter of 2009, the Bancorp suspended the practice of providing reinsurance of private mortgage insurance for newly originated mortgage loans. In the third quarter of 2010, the Bancorp allowed one of its third-party insurers to terminate its reinsurance agreement with the Bancorp, resulting in the Bancorp releasing collateral to the insurer in the form of investment securities and other assets with a carrying value of $19 million, and the insurer assuming the Bancorp's obligations under the reinsurance agreement, resulting in a decrease to the Bancorp's reserve liability of $20 million and decrease in the Bancorp's maximum exposure of $53 million. In the second quarter of 2011, the Bancorp allowed one of its third-party insurers to terminate its reinsurance agreement with the Bancorp, resulting in the Bancorp releasing collateral to the insurer in the form of investment securities and other assets with a carrying value of $5 million, and the insurer assuming the Bancorp's obligations under the reinsurance agreement, resulting in a decrease to the Bancorp's reserve liability of $11 million and decrease in the Bancorp's maximum exposure of $27 million.

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

The Bancorp has certain obligations and commitments to make future payments under contracts. The aggregate contractual obligations and commitments at December 31, 2011 are shown in Table 58. As of December 31, 2011, the Bancorp has unrecognized tax benefits that, if recognized, would impact the effective tax rate in future periods. Due to the uncertainty of the amounts to be ultimately paid as well as the timing of such payments, all uncertain tax liabilities that have not been paid have been excluded from the Contractual Obligations and Other Commitments table. For further detail on the impact of income taxes see Note 20 of the Notes to Consolidated Financial Statements.

TABLE 58: CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

As of December 31, 2011 ($ in millions)		Less than 1 year	1-3 years	3-5 years	Greater than 5 years	Total
Contractually obligated payments due by period:						
Deposits without a stated maturity[(a)]	$	78,033	-	-	-	78,033
Long-term debt[(b)]		8	1,692	2,995	4,987	9,682
Time deposits[(c)]		3,821	350	74	3,432	7,677
Forward contracts to sell mortgage loans[(d)]		5,705	-	-	-	5,705
Short-term borrowings[(e)]		3,585	-	-	-	3,585
Noncancelable lease obligations[(f)]		92	170	149	440	851
Partnership investment commitments[(g)]		164	65	10	30	269
Purchase obligations[(h)]		66	50	40	-	156
Pension obligations[(i)]		20	33	31	66	150
Capital lease obligations		12	9	4	1	26
Total contractually obligated payments due by period	$	91,506	2,369	3,303	8,956	106,134
Other commitments by expiration period						
Commitments to extend credit[(j)]	$	28,980	7,150	11,393	362	47,885
Letters of credit[(k)]		1,940	2,409	256	139	4,744
Total other commitments by expiration period	$	30,920	9,559	11,649	501	52,629

(a) *Includes demand, interest checking, savings, money market and foreign office deposits. For additional information, see the Deposits discussion in the Balance Sheet Analysis section of MD&A.*
(b) *In the banking industry, interest-bearing obligations are principally used to fund interest-earning assets. As such, interest charges on contractual obligations were excluded from reported amounts, as the potential cash outflows would have corresponding cash inflows from interest-earning assets. See Note 16 of the Notes to Consolidated Financial Statements for additional information on these debt instruments.*
(c) *Includes other time and certificates $100,000 and over. For additional information, see the Deposits discussion in the Balance Sheet Analysis section of MD&A.*
(d) *See Note 12 of the Notes to Consolidated Financial Statements for additional information on forward contracts to sell residential mortgage loans.*
(e) *Includes federal funds purchased and borrowings with an original maturity of less than one year. For additional information, see Note 15 of the Notes to Consolidated Financial Statements.*
(f) *Includes rental commitments.*
(g) *Includes low-income housing, historic tax investments and market tax credits.*
(h) *Represents agreements to purchase goods or services and includes commitments to various general contractors for work related to banking center construction.*
(i) *See Note 21 of the Notes to Consolidated Financial Statements for additional information on pension obligations.*
(j) *Commitments to extend credit are agreements to lend, typically having fixed expiration dates or other termination clauses that may require payment of a fee. Many of the commitments to extend credit may expire without being drawn upon. The total commitment amounts do not necessarily represent future cash flow requirements. For additional information, see Note 17 of the Notes to Consolidated Financial Statements.*
(k) *Letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. For additional information, see Note 17 of the Notes to Consolidated Financial Statements.*

MANAGEMENT'S ASSESSMENT AS TO THE EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

The Bancorp conducted an evaluation, under the supervision and with the participation of the Bancorp's management, including the Bancorp's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Bancorp's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act). Based on the foregoing, as of the end of the period covered by this report, the Bancorp's Chief Executive Officer and Chief Financial Officer concluded that the Bancorp's disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Bancorp files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required and information is accumulated and communicated to management on a timely basis.

The management of Fifth Third Bancorp is responsible for establishing and maintaining adequate internal control, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Bancorp's management assessed the effectiveness of the Bancorp's internal control over financial reporting as of December 31, 2011. Management's assessment is based on the criteria established in the *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and was designed to provide reasonable assurance that the Bancorp maintained effective internal control over financial reporting as of December 31, 2011. Based on this assessment, management believes that the Bancorp maintained effective internal control over financial reporting as of December 31, 2011. The Bancorp's independent registered public accounting firm, that audited the Bancorp's consolidated financial statements included in this annual report, has issued an audit report on our internal control over financial reporting as of December 31, 2011. This report appears on page 76 of the annual report.

The Bancorp's management also conducted an evaluation of internal control over financial reporting to determine whether any changes occurred during the year covered by this report that have materially affected, or are reasonably likely to materially affect, the Bancorp's internal control over financial reporting. Based on this evaluation, there has been no such change during the year covered by this report.



Kevin T. Kabat
President and Chief Executive Officer
February 29, 2012



Daniel T. Poston
Executive Vice President and Chief Financial Officer
February 29, 2012

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Fifth Third Bancorp:

We have audited the internal control over financial reporting of Fifth Third Bancorp and subsidiaries (the "Bancorp") as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bancorp's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Assessment as to the Effectiveness of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bancorp's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Bancorp maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Bancorp and our report dated February 29, 2012 expressed an unqualified opinion on those consolidated financial statements.

Deloitte & Touche LLP

Cincinnati, Ohio
February 29, 2012

To the Shareholders and Board of Directors of Fifth Third Bancorp:

We have audited the accompanying consolidated balance sheets of Fifth Third Bancorp and subsidiaries (the "Bancorp") as of December 31, 2011 and 2010, and the related consolidated statements of income, equity, and cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Bancorp's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Fifth Third Bancorp and subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bancorp's internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2012 expressed an unqualified opinion on the Bancorp's internal control over financial reporting.

Deloitte & Touche LLP

Cincinnati, Ohio
February 29, 2012

CONSOLIDATED BALANCE SHEETS

As of December 31 ($ in millions, except share data)		2011	2010
Assets			
Cash and due from banks [(a)]	$	**2,663**	2,159
Available-for-sale and other securities [(b)]		**15,362**	15,414
Held-to-maturity securities [(c)]		**322**	353
Trading securities		**177**	294
Other short-term investments [(a)]		**1,781**	1,515
Loans held for sale [(d)]		**2,954**	2,216
Portfolio loans and leases:			
Commercial and industrial loans		**30,783**	27,191
Commercial mortgage loans [(a)]		**10,138**	10,845
Commercial construction loans		**1,020**	2,048
Commercial leases		**3,531**	3,378
Residential mortgage loans[(e)]		**10,672**	8,956
Home equity [(a)]		**10,719**	11,513
Automobile loans [(a)]		**11,827**	10,983
Credit card		**1,978**	1,896
Other consumer loans and leases		**350**	681
Portfolio loans and leases		**81,018**	77,491
Allowance for loan and lease losses[(a)]		**(2,255)**	(3,004)
Portfolio loans and leases, net		**78,763**	74,487
Bank premises and equipment		**2,447**	2,389
Operating lease equipment		**497**	479
Goodwill		**2,417**	2,417
Intangible assets		**40**	62
Servicing rights		**681**	822
Other assets [(a)]		**8,863**	8,400
Total Assets	$	**116,967**	111,007
Liabilities			
Deposits:			
Demand	$	**27,600**	21,413
Interest checking		**20,392**	18,560
Savings		**21,756**	20,903
Money market		**4,989**	5,035
Other time		**4,638**	7,728
Certificates - $100,000 and over		**3,039**	4,287
Foreign office and other		**3,296**	3,722
Total deposits		**85,710**	81,648
Federal funds purchased		**346**	279
Other short-term borrowings		**3,239**	1,574
Accrued taxes, interest and expenses		**1,469**	889
Other liabilities [(a)]		**3,270**	2,979
Long-term debt [(a)]		**9,682**	9,558
Total Liabilities		**103,716**	96,927
Equity			
Common stock [(f)]		**2,051**	1,779
Preferred stock [(g)]		**398**	3,654
Capital surplus [(h)]		**2,792**	1,715
Retained earnings		**7,554**	6,719
Accumulated other comprehensive income		**470**	314
Treasury stock		**(64)**	(130)
Total Bancorp shareholders' equity		**13,201**	14,051
Noncontrolling interests		**50**	29
Total Equity		**13,251**	14,080
Total Liabilities and Equity	$	**116,967**	111,007

*(a) At **December 31, 2011** and 2010, includes **$30** and $52 of cash, **$7** of other short-term investments, **$50** and $29 of commercial mortgage loans, **$223** and $241 of home equity loans, **$259** and $648 of automobile loans, **($10)** and ($14) of ALLL, **$4** and $7 of other assets, **$4** and $12 of other liabilities, **$191** and $692 of long-term debt from consolidated VIEs that are included in their respective captions. See Note 11.*

*(b) Amortized cost of **$14,614** and $14,919 at **December 31, 2011** and 2010 respectively.*

*(c) Fair value of **$322** and $353 at **December 31, 2011** and 2010, respectively.*

*(d) Includes **$2,751** and $1,892 of residential mortgage loans held for sale measured at fair value at **December 31, 2011**, and 2010, respectively.*

*(e) Includes **$65** and $46 of residential mortgage loans measured at fair value at **December 31, 2011** and 2010, respectively.*

*(f) Common shares: Stated value $2.22 per share; authorized 2,000,000,000; outstanding at **December 31, 2011 – 919,804,436 (excludes 4,088,145 treasury shares)** and December 31, 2010 – 796,272,522 (excludes 5,231,666 treasury shares).*

*(g) 317,680 shares of undesignated no par value preferred stock are authorized of which none had been issued; 5.0% cumulative Series F perpetual preferred stock with a $25,000 liquidation preference: 136,320 issued and outstanding at December 31, 2010, which were redeemed on February 2, 2011; 8.5% non-cumulative Series G convertible (into 2,159.8272 common shares) perpetual preferred stock with a $25,000 liquidation preference: 46,000 authorized, **16,450** issued and outstanding at **December 31, 2011**, 16,451 issued and outstanding at December 31, 2010.*

(h) Includes a ten-year warrant initially valued at $239 to purchase up to 43,617,747 shares of common stock, no par value, related to Series F preferred stock, at an initial exercise price of $11.72 per share at December 31, 2010, which was repurchased for $280 on March 16, 2011.

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31 ($ in millions, except per share data)		2011	2010	2009
Interest Income				
Interest and fees on loans and leases	$	**3,613**	3,823	3,934
Interest on securities		**600**	658	733
Interest on other short-term investments		**5**	8	1
Total interest income		**4,218**	4,489	4,668
Interest Expense				
Interest on deposits		**352**	591	953
Interest on other short-term borrowings		**4**	4	43
Interest on long-term debt		**305**	290	318
Total interest expense		**661**	885	1,314
Net Interest Income		**3,557**	3,604	3,354
Provision for loan and lease losses		**423**	1,538	3,543
Net Interest Income (Loss) After Provision for Loan and Lease Losses		**3,134**	2,066	(189)
Noninterest Income				
Mortgage banking net revenue		**597**	647	553
Service charges on deposits		**520**	574	632
Investment advisory revenue		**375**	361	326
Corporate banking revenue		**350**	364	372
Card and processing revenue		**308**	316	615
Gain on sale of processing business		**-**	-	1,758
Other noninterest income		**250**	406	479
Securities gains (losses), net		**46**	47	(10)
Securities gains, net - non-qualifying hedges on mortgage servicing rights		**9**	14	57
Total noninterest income		**2,455**	2,729	4,782
Noninterest Expense				
Salaries, wages and incentives		**1,478**	1,430	1,339
Employee benefits		**330**	314	311
Net occupancy expense		**305**	298	308
Technology and communications		**188**	189	181
Card and processing expense		**120**	108	193
Equipment expense		**113**	122	123
Other noninterest expense		**1,224**	1,394	1,371
Total noninterest expense		**3,758**	3,855	3,826
Income Before Income Taxes		**1,831**	940	767
Applicable income tax expense		**533**	187	30
Net Income		**1,298**	753	737
Less: Net income attributable to noncontrolling interests		**1**	-	-
Net Income attributable to Bancorp		**1,297**	753	737
Dividends on preferred stock		**203**	250	226
Net Income Available to Common Shareholders	$	**1,094**	503	511
Earnings Per Share	$	**1.20**	0.63	0.73
Earnings Per Diluted Share	$	**1.18**	0.63	0.67

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

($ in millions, except per share data)	Bancorp Shareholders' Equity: Common Stock	Preferred Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Bancorp Shareholders' Equity	Non-Controlling Interests	Total Equity
Balance at December 31, 2008	$ 1,295	4,241	848	5,824	98	(229)	12,077		12,077
Net income				737			737		737
Other comprehensive income					143		143		143
Comprehensive income							880		880
Cash dividends declared:									
Common stock at $0.04 per share				(29)			(29)		(29)
Preferred stock				(220)			(220)		(220)
Accretion of preferred dividends, Series F		41		(41)			-		-
Issuance of common stock	351		635				986		986
Dividends on exchange of preferred shares, Series G				35			35		35
Exchange of preferred shares, Series G	133	(674)	272				(269)		(269)
Stock-based compensation expense			46	(1)			45		45
Stock-based awards issued or exercised, including treasury shares issued			1			(1)	-		-
Restricted stock grants			(27)			27	-		-
Change in corporate tax benefit related to stock-based compensation			(29)				(29)		(29)
Reversal of OTTI				24			24		24
Other		1	(3)	(3)		2	(3)		(3)
Balance at December 31, 2009	1,779	3,609	1,743	6,326	241	(201)	13,497		13,497
Net income				753			753	-	753
Other comprehensive income					73		73		73
Comprehensive income							826	-	826
Cash dividends declared:									
Common stock at $0.04 per share				(32)			(32)		(32)
Preferred stock				(205)			(205)		(205)
Accretion of preferred dividends, Series F		45		(45)			-		-
Stock-based compensation expense			45	(1)			44		44
Stock-based awards issued or exercised, including treasury shares issued			(10)			6	(4)		(4)
Restricted stock grants			(62)			62	-		-
Impact of cumulative effect of change in accounting principle				(77)			(77)		(77)
Noncontrolling interest							-	29	29
Other			(1)			3	2		2
Balance at December 31, 2010	1,779	3,654	1,715	6,719	314	(130)	14,051	29	14,080
Net income				**1,297**			**1,297**	**1**	**1,298**
Other comprehensive income					**156**		**156**		**156**
Comprehensive income							**1,453**	**1**	**1,454**
Cash dividends declared:									
Common stock at **$0.28 per share**				**(257)**			**(257)**		**(257)**
Preferred stock				**(50)**			**(50)**		**(50)**
Issuance of common stock	**272**		**1,376**				**1,648**		**1,648**
Redemption of preferred shares, Series F		**(3,408)**					**(3,408)**		**(3,408)**
Redemption of stock warrant			**(280)**				**(280)**		**(280)**
Accretion of preferred dividends, Series F		**153**		**(153)**			**-**		**-**
Stock-based compensation expense			**52**				**52**		**52**
Stock-based awards issued or exercised, including treasury shares issued			**(15)**			**7**	**(8)**		**(8)**
Restricted stock grants			**(58)**			**58**	**-**		**-**
Noncontrolling interests							**-**	**21**	**21**
Other		**(1)**	**2**	**(2)**		**1**	**-**	**(1)**	**(1)**
Balance at December 31, 2011	**$ 2,051**	**398**	**2,792**	**7,554**	**470**	**(64)**	**13,201**	**50**	**13,251**

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31 ($ in millions)		2011	2010	2009
Operating Activities				
Net income	$	**1,298**	753	737
Adjustments to reconcile net income to net cash provided by operating activities:				
Provision for loan and lease losses		**423**	1,538	3,543
Depreciation, amortization and accretion		**455**	457	341
Stock-based compensation expense		**59**	64	45
Provision for deferred income taxes		**437**	176	184
Realized securities gains		**(58)**	(60)	(27)
Realized securities gains – non-qualifying hedges on mortgage servicing rights		**(24)**	(14)	(64)
Realized securities losses		**12**	13	37
Realized securities losses – non-qualifying hedges on mortgage servicing rights		**15**	-	7
Provision for mortgage servicing rights		**242**	36	24
Net (gains) losses on sales of loans and fair value adjustments on loans held for sale		**(145)**	114	116
Capitalized mortgage servicing rights		**(236)**	(297)	(373)
Excess tax benefit related to stock-based compensation		**(2)**	(4)	-
Proceeds from sales of loans held for sale		**14,783**	18,634	21,504
Loans originated for sale, net of repayments		**(15,199)**	(18,231)	(22,252)
Dividends representing return on equity method investments		**13**	31	22
Gain on sale of processing business, net of tax		**-**	-	(1,052)
Net change in:				
Trading securities		**115**	67	1,000
Other assets		**(67)**	9	826
Accrued taxes, interest and expenses		**79**	(63)	(1,200)
Other liabilities		**166**	82	376
Net Cash Provided by Operating Activities		**2,366**	3,305	3,794
Investing Activities				
Sales:				
Available-for-sale securities		**2,471**	2,578	3,750
Loans		**371**	538	331
Disposal of bank premises and equipment		**35**	10	20
Repayments / maturities:				
Available-for-sale securities		**3,502**	4,620	117,901
Held-to-maturity securities		**29**	1	3
Purchases:				
Available-for-sale securities		**(5,689)**	(5,218)	(126,942)
Held-to-maturity securities		**-**	(1)	-
Bank premises and equipment		**(319)**	(224)	(173)
Restricted cash from the initial consolidation of variable interest entities		**-**	63	-
Proceeds from sale and dividends representing return of equity method investments		**63**	8	9
Proceeds from sale of processing business		**-**	-	562
Net cash paid in business combination		**-**	-	(16)
Net change in:				
Other short-term investments		**(267)**	1,861	209
Loans and leases		**(5,422)**	(2,507)	5,497
Operating lease equipment		**(59)**	(21)	(75)
Net Cash (Used in) Provided by Investing Activities		**(5,285)**	1,708	1,076
Financing Activities				
Net change in:				
Core deposits		**5,264**	784	9,550
Certificates - $100,000 and over, including other foreign office		**(1,202)**	(3,429)	(4,159)
Federal funds purchased		**67**	97	(104)
Other short-term borrowings		**1,665**	38	(8,544)
Dividends paid on common shares		**(192)**	(32)	(27)
Dividends paid on preferred shares		**(50)**	(205)	(220)
Proceeds from issuance of long-term debt		**1,500**	14	527
Repayment of long-term debt		**(1,607)**	(2,473)	(3,065)
Issuance of common shares		**1,648**	-	986
Redemption of preferred shares, Series F		**(3,408)**	-	-
Exchange of preferred shares, Series G		**-**	-	(269)
Dividends on exchange of preferred shares, Series G		**-**	-	35
Redemption of stock warrant		**(280)**	-	-
Excess tax benefit related to stock-based compensation		**2**	4	-
Capital contributions from noncontrolling interests		**21**	30	-
Other		**(5)**	-	(1)
Net Cash Provided By (Used In) Financing Activities		**3,423**	(5,172)	(5,291)
Increase (Decrease) in Cash and Due from Banks		**504**	(159)	(421)
Cash and Due from Banks at Beginning of Period		**2,159**	2,318	2,739
Cash and Due from Banks at End of Period	$	**2,663**	2,159	2,318

See Notes to Consolidated Financial Statements. Note 2 contains cash payments related to interest and income taxes in addition to noncash investing and financing activities.

1. SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Nature of Operations

Fifth Third Bancorp, an Ohio corporation, conducts its principal lending, deposit gathering, transaction processing and service advisory activities through its banking and non-banking subsidiaries from banking centers located throughout the Midwestern and Southeastern regions of the United States.

Basis of Presentation

The Consolidated Financial Statements include the accounts of the Bancorp and its majority-owned subsidiaries and VIEs in which the Bancorp has been determined to be the primary beneficiary. Other entities, including certain joint ventures, in which the Bancorp has the ability to exercise significant influence over operating and financial policies of the investee, but upon which the Bancorp does not possess control, are accounted for by the equity method and not consolidated. Those entities in which the Bancorp does not have the ability to exercise significant influence are generally carried at the lower of cost or fair value. Intercompany transactions and balances have been eliminated. Certain prior period data has been reclassified to conform to current period presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Due From Banks

Cash and due from banks consist of currency and coin, cash items in the process of collection and due from banks. Currency and coin includes both U.S. and foreign currency owned and held at Fifth Third offices and that is in-transit to the FRB. Cash items in the process of collection include checks and drafts that are drawn on another depository institution or the FRB that are payable immediately upon presentation in the U.S. Balances due from banks include non-interest bearing balances that are funds on deposit at other depository institutions or the FRB.

Securities

Securities are classified as held-to-maturity, available-for-sale or trading on the date of purchase. Only those securities which management has the intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost. Securities are classified as available-for-sale when, in management's judgment, they may be sold in response to, or in anticipation of, changes in market conditions. Securities are classified as trading when bought and held principally for the purpose of selling them in the near term. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related deferred income taxes included in other comprehensive income. Trading securities are reported at fair value with unrealized gains and losses included in noninterest income. The fair value of a security is determined based on quoted market prices. If quoted market prices are not available, fair value is determined based on quoted prices of similar instruments or discounted cash flow models that incorporate market inputs and assumptions including discount rates, prepayment speeds, and loss rates. Realized securities gains or losses are reported within noninterest income in the Consolidated Statements of Income. The cost of securities sold is based on the specific identification method.

Available-for-sale and held-to-maturity securities with unrealized losses are reviewed quarterly for possible OTTI. For debt securities, if the Bancorp intends to sell the debt security or will more likely than not be required to sell the debt security before recovery of the entire amortized cost basis, then an OTTI has occurred. However, even if the Bancorp does not intend to sell the debt security and will not likely be required to sell the debt security before recovery of its entire amortized cost basis, the Bancorp must evaluate expected cash flows to be received and determine if a credit loss has occurred. In the event of a credit loss, the credit component of the impairment is recognized within noninterest income and the non-credit component is recognized through other comprehensive income. For equity securities, the Bancorp's management evaluates the securities in an unrealized loss position in the available-for-sale portfolio for OTTI on the basis of the duration of the decline in value of the security and severity of that decline as well as the Bancorp's intent and ability to hold these securities for a period of time sufficient to allow for any anticipated recovery in the market value. If it is determined that the impairment on an equity security is other than temporary, an impairment loss equal to the difference between the carrying value of the security and its fair value is recognized within noninterest income.

Portfolio Loans and Leases

Basis of Accounting

Portfolio loans and leases are generally reported at the principal amount outstanding, net of unearned income, deferred loan fees and costs, and any direct principal charge-offs. Direct loan origination fees and costs are deferred and the net amount is amortized over the estimated life of the related loans as a yield adjustment. Interest income is recognized based on the principal balance outstanding computed using the effective interest method.

Purchased loans are evaluated for evidence of credit deterioration at acquisition and recorded at their initial fair value. For loans acquired with no evidence of credit deterioration, the fair value discount or premium is amortized over the contractual life of the loan as an adjustment to yield. For loans acquired with evidence of credit deterioration, the Bancorp determines at the acquisition date the excess of the loan's contractually required payments over all cash flows expected to be collected as an amount that should not be accreted into interest income (nonaccretable difference). The remaining amount representing the difference in the expected cash flows of acquired loans and the initial investment in the acquired loans is accreted into interest income over the remaining life of the loan or pool of loans (accretable yield). Subsequent to the purchase date, increases in expected cash flows over those expected at the purchase date are recognized prospectively as interest income over the remaining life of the loan. The present value of any decreases in expected cash flows after the purchase date is recognized by recording an ALLL or a direct charge-off. Subsequent to the purchase date, the methods utilized to estimate the required ALLL are similar to originated loans. Loans carried at fair value, mortgage loans held for sale and loans under revolving credit agreements are excluded from the scope of this guidance on loans acquired with deteriorated credit quality.

The Bancorp's lease portfolio consists of both direct financing and leveraged leases. Direct financing leases are carried at the aggregate of lease payments plus estimated residual value of the leased property, less unearned income. Interest income on direct financing leases is recognized over the term of the lease to achieve a constant periodic rate of return on the outstanding investment. Leveraged leases are carried at the aggregate of lease payments (less nonrecourse debt payments) plus estimated residual value of the leased property, less unearned income. Interest income on leveraged leases is recognized over the term of the lease to achieve a constant rate of return on the outstanding investment in the lease, net of the related deferred income tax liability, in the years in which the net investment is positive.

Nonaccrual Loans

When a loan is placed on nonaccrual status, the accrual of interest is discontinued and all previously accrued and unpaid interest is charged against income. Commercial loans are placed on nonaccrual status when there is a clear indication that the borrower's cash flow may not be sufficient to meet payments as they become due. Such loans are also placed on nonaccrual status when the principal or interest is past due ninety days or more, unless the loan is both well secured and in the process of collection. The Bancorp classifies residential mortgage loans that have principal and interest payments that have become past due 150 days and home equity loans with principal and interest payments that have become past due 180 days as nonaccrual unless the loan is both well secured and in the process of collection. Automobile and other consumer loans and leases that have been modified in a TDR and subsequently become past due 90 days are placed on nonaccrual status. Credit card loans that have been modified in a TDR are classified as nonaccrual unless such loans have sustained repayment performance of six months or greater and are reasonably assured of repayment in accordance with the restructured terms. Well secured loans are collateralized by perfected security interests in real and/or personal property for which the Bancorp estimates proceeds from sale would be sufficient to recover the outstanding principal and accrued interest balance of the loan and pay all costs to sell the collateral. The Bancorp considers a loan in the process of collection if collection efforts or legal action is proceeding and the Bancorp expects to collect funds sufficient to bring the loan current or recover the entire outstanding principal and accrued interest balance.

Nonaccrual commercial loans, other than loans modified in a TDR and nonaccrual credit card loans, are generally accounted for on the cost recovery method. The Bancorp believes the cost recovery method is appropriate for nonaccrual commercial loans and nonaccrual credit card loans because the assessment of collectability of the remaining recorded investment of these loans involves a high degree of subjectivity and uncertainty due to the nature or absence of underlying collateral. Under the cost recovery method, any payments received are applied to reduce principal. Once the entire recorded investment is collected, additional payments received are treated as recoveries of amounts previously charged-off until recovered in full, and any subsequent payments are treated as interest income. Nonaccrual residential mortgage loans and other nonaccrual consumer loans are generally accounted for on the cash basis method. The Bancorp believes the cash basis method is appropriate for nonaccrual residential mortgage and other nonaccrual consumer loans because such loans have generally been written down to estimated collateral values and the collectability of the remaining investment involves only an assessment of the fair value of the underlying collateral, which can be measured more objectively with a lesser degree of uncertainty than assessments of typical commercial loan collateral. Under the cash basis method, interest income is recognized upon cash receipt to the extent to which it would have been accrued on the loan's remaining balance at the contractual rate. Nonaccrual loans may be returned to accrual status when all delinquent interest and principal payments become current in accordance with the loan agreement or when the loan is both well-secured and in the process of collection.

Commercial loans on nonaccrual status, as well as criticized commercial loans with aggregate borrower relationships exceeding $1 million are subject to an individual review to identify charge-offs. The Bancorp does not have an established delinquency threshold for partially or fully charging off commercial loans. Residential mortgage, home equity and credit card loans that have principal and interest payments that have become past due 180 days are charged off to the ALLL, unless such loans are both well-secured and in the process of collection. Automobile and other consumer loans and leases that have principal and interest payments that have become past due 120 days are charged off to the ALLL, unless such loans are both well-secured and in the process of collection.

Restructured Loans

A loan is accounted for as a TDR if the Bancorp, for economic or legal reasons related to the borrower's financial difficulties, grants a concession to the borrower that it would not otherwise consider. A TDR typically involves a modification of terms such as a reduction of the stated interest rate or face amount of the loan, a reduction of accrued interest, or an extension of the maturity date(s) at a stated interest rate lower than the current market rate for a new loan with similar risk. The Bancorp measures the impairment loss of a TDR based on the difference between the original loan's carrying amount and the present value of expected future cash flows discounted at the original, effective yield of the loan. Residential mortgage loans, home equity loans, automobile loans and other consumer loans modified as part of a TDR are maintained on accrual status, provided there is reasonable assurance of repayment and of performance according to the modified terms based upon a current, well-documented credit evaluation. TDRs of commercial loans and credit cards remain on nonaccrual status until a six-month payment history is sustained. During the nonaccrual period, TDRs of commercial loans are accounted for using the cash basis method for income recognition, provided that full repayment of principal under the modified terms of the loan is reasonably assured.

Impaired Loans

A loan is considered to be impaired when, based on current information and events, it is probable that the Bancorp will be unable to collect all amounts due (including both principal and interest) according to the contractual terms of the loan agreement. For loans modified in a TDR, the contractual terms of the loan agreement refer to the terms specified in the original loan agreement. A loan restructured in a TDR is no longer considered impaired in years after the restructuring if the restructuring agreement specifies a rate equal to or greater than the rate the Bancorp was willing to accept at the time of the restructuring for a new loan with comparable risk and the loan is not impaired based on the terms specified by the restructuring agreement. Refer to the ALLL section for discussion regarding the Bancorp's methodology for identifying impaired loans and determination of the need for a loss accrual.

Loans Held for Sale

Loans held for sale represent conforming fixed rate residential mortgage loans originated or acquired with the intent to sell in the secondary market and commercial loans and other loans that management has an active plan to sell. Loans held for sale may be carried at the lower of cost or fair value, or carried at fair value where the Bancorp has elected the fair value option of accounting under U.S. GAAP. The Bancorp has elected to measure residential mortgage loans originated as held for sale under the fair value option. For loans in which the Bancorp has not elected the fair value option, the lower of cost or fair value is determined at the individual loan level.

The fair value of residential mortgage loans held for sale is estimated based upon mortgage-backed securities prices and spreads to those prices or, for certain ARM loans, discounted cash flow models that may incorporate the anticipated portfolio composition, credit spreads of asset-backed securities with similar collateral, and market conditions. The anticipated portfolio composition includes the effects of interest rate spreads and discount rates due to loan characteristics such as the state in which the loan was originated, the loan amount and the ARM margin. These fair value marks are recorded as a component of noninterest income in mortgage banking net revenue. The Bancorp generally has commitments to sell residential mortgage loans held for sale in the secondary market. Gains or losses on sales are recognized in mortgage banking net revenue upon delivery.

Management's intent to sell residential mortgage loans classified as held for sale may change over time due to such factors as changes in the overall liquidity in markets or changes in characteristics specific to certain loans held for sale. Consequently, these loans may be reclassified to loans held for investment and, thereafter, reported within the Bancorp's residential mortgages class of portfolio loans and leases. In such cases, the residential mortgage loans will continue to be measured at fair value, which is based on mortgage-backed securities prices and a credit component that is based on internally developed loss rate models.

Loans held for sale are placed on nonaccrual status consistent with the Bancorp's nonaccrual policy for portfolio loans and leases.

Other Real Estate Owned

OREO, which is included in other assets, represents property acquired through foreclosure or other proceedings and is carried at the lower of cost or fair value, less costs to sell. All OREO property is periodically evaluated and decreases in carrying value are recognized as reductions in other noninterest income in the Consolidated Statements of Income.

ALLL

The Bancorp disaggregates its portfolio loans and leases into portfolio segments for purposes of determining the ALLL. The Bancorp's portfolio segments include commercial, residential mortgage, and consumer. The Bancorp further disaggregates its portfolio segments into classes for purposes of monitoring and assessing credit quality based on certain risk characteristics. Classes within the commercial portfolio segment include commercial and industrial, commercial mortgage owner-occupied, commercial mortgage nonowner-occupied, commercial construction, and commercial leasing. The residential mortgage portfolio segment is also considered a class. Classes within the consumer segment include home equity, automobile, credit card, and other consumer loans and leases. For an analysis of the Bancorp's ALLL by portfolio segment and credit quality information by class, see Note 6.

The Bancorp maintains the ALLL to absorb probable loan and lease losses inherent in its portfolio segments. The ALLL is maintained at a level the Bancorp considers to be adequate and is based on ongoing quarterly assessments and evaluations of the collectability and historical loss experience of loans and leases. Credit losses are charged and recoveries are credited to the ALLL. Provisions for loan and lease losses are based on the Bancorp's review of the historical credit loss experience and such factors that, in management's judgment, deserve consideration under existing economic conditions in estimating probable credit losses. In determining the appropriate level of the ALLL, the Bancorp estimates losses using a range derived from "base" and "conservative" estimates. The Bancorp's strategy for credit risk management includes a combination of conservative exposure limits significantly below legal lending limits and conservative underwriting, documentation and collections standards. The strategy also emphasizes diversification on a geographic, industry and customer level, regular credit examinations and quarterly management reviews of large credit exposures and loans experiencing deterioration of credit quality.

The Bancorp's methodology for determining the ALLL is based on historical loss rates, current credit grades, specific allocation on loans modified in a TDR and impaired commercial credits above specified thresholds and other qualitative adjustments. Allowances on individual commercial loans, TDRs and historical loss rates are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience. An unallocated allowance is maintained to recognize the imprecision in estimating and measuring losses when evaluating allowances for individual loans or pools of loans.

Larger commercial loans included within aggregate borrower relationship balances exceeding $1 million that exhibit probable or observed credit weaknesses, as well as loans that have been modified in a TDR, are subject to individual review for impairment. The Bancorp considers the current value of collateral, credit quality of any guarantees, the guarantor's liquidity and willingness to cooperate, the loan structure, and other factors when evaluating whether an individual loan is impaired. Other factors may include the industry and geographic region of the borrower, size and financial condition of the borrower, cash flow and leverage of the borrower, and the Bancorp's evaluation of the borrower's management. When individual loans are impaired, allowances are determined based on management's estimate of the borrower's ability to repay the loan given the availability of collateral and other sources of cash flow, as well as an evaluation of legal options available to the Bancorp. Allowances for impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, fair value of the underlying collateral or readily observable secondary market values. The Bancorp evaluates the collectability of both principal and interest when assessing the need for a loss accrual.

Historical credit loss rates are applied to commercial loans that are not impaired or are impaired, but smaller than the established threshold of $1 million and thus not subject to specific allowance allocations. The loss rates are derived from a migration analysis, which tracks the historical net charge-off experience sustained on loans according to their internal risk grade. The risk grading system utilized for allowance analysis purposes encompasses ten categories.

Homogenous loans and leases in the residential mortgage and consumer portfolio segments are not individually risk graded. Rather, standard credit scoring systems and delinquency monitoring are used to assess credit risks, and allowances are established based on the expected net charge-offs. Loss rates are based on the trailing twelve month net charge-off history by loan category. Historical loss rates may be adjusted for certain prescriptive and qualitative factors that, in management's judgment, are necessary to reflect losses inherent in the portfolio. Factors that management considers in the analysis include the effects of the national and local economies; trends in the nature and volume of delinquencies, charge-offs and nonaccrual loans; changes in loan mix; credit score migration comparisons; asset quality trends; risk management and loan administration; changes in the internal lending policies and credit standards; collection practices; and examination results from bank regulatory agencies and the Bancorp's internal credit reviewers.

The Bancorp's primary market areas for lending are the Midwestern and Southeastern regions of the Unites States. When evaluating the adequacy of allowances, consideration is given to these regional geographic concentrations and the closely associated effect changing economic conditions have on the Bancorp's customers.

In the current year, the Bancorp has not substantively changed any material aspect to its overall approach to determining its ALLL for any of its portfolio segments. There have been no material changes in criteria or estimation techniques as compared to prior periods that impacted the determination of the current period ALLL for any of the Bancorp's portfolio segments.

Reserve for Unfunded Commitments

The reserve for unfunded commitments is maintained at a level believed by management to be sufficient to absorb estimated probable losses related to unfunded credit facilities and is included in other liabilities in the Consolidated Balance Sheets. The determination of the adequacy of the reserve is based upon an evaluation of the unfunded credit facilities, including an assessment of historical commitment utilization experience, credit risk grading and historical loss rates based on credit grade migration. This process takes into consideration the same risk elements that are analyzed in the determination of the adequacy of the Bancorp's ALLL, as discussed above. Net adjustments to the reserve for unfunded commitments are included in other noninterest expense in the Consolidated Statements of Income.

Loan Sales and Securitizations

When the Bancorp sells loans through either securitizations or individual loan sales in accordance with its investment policies, it is required to assess whether the entity holding the sold or securitized loans is a VIE and whether the Bancorp is the primary beneficiary and therefore consolidator of that VIE. If the Bancorp holds the power to direct activities most significant to the economic performance of the VIE and has the obligation to absorb losses or right to receive benefits that could potentially be significant to the VIE, then the Bancorp will generally be deemed the primary beneficiary of the VIE. When the Bancorp previously sold loans into isolated trusts or conduits, it obtained one or more subordinated tranches or other residual interests in these trusts or conduits, as well as the servicing rights to the underlying loans. Effective with the adoption of amended VIE consolidation guidance on January 1, 2010, the Bancorp was required to consolidate these VIEs, and accordingly, the underlying loans and other assets and liabilities of these VIEs are included in the Bancorp's Consolidated Balance Sheets as of December 31, 2011 and 2010.

Prior to the January 1, 2010 adoption of the VIE consolidation guidance referenced above, gains or losses recognized on the sale or securitization of such loans were reported as a component of noninterest income in the Consolidated Statements of Income and were based on the previous carrying amount of the loans sold or securitized, as well as the fair value of the servicing rights and other interests obtained by the Bancorp at the date of sale or securitization. Adjustments to the fair value of these other interests prior to January 1, 2010 were included in accumulated other comprehensive income in the Consolidated Balance Sheets or in noninterest income in the Consolidated Statements of Income if the fair value had declined below the carrying amount and such decline was determined to be other-than-temporary.

Servicing rights resulting from residential mortgage and commercial loan sales are initially recorded at fair value and subsequently amortized in proportion to and over the period of estimated net servicing revenues and are reported as a component of mortgage banking net revenue and corporate banking revenue, respectively, in the Consolidated Statements of Income. Servicing rights are assessed for impairment monthly, based on fair value, with temporary impairment recognized through a valuation allowance and permanent impairment recognized through a write-off of the servicing asset and related valuation allowance. Key economic assumptions used in measuring any potential impairment of the servicing rights include the prepayment speeds of the underlying loans, the weighted-average life, the discount rate, the weighted-average coupon and the weighted-average default rate, as applicable. The primary risk of material changes to the value of the servicing rights resides in the potential volatility in the economic assumptions used, particularly the prepayment speeds. The Bancorp monitors risk and adjusts its valuation allowance as necessary to adequately reserve for impairment in the servicing portfolio. For purposes of measuring impairment, the mortgage servicing rights are stratified into classes based on the financial asset type (fixed-rate vs. adjustable-rate) and interest rates. Fees received for servicing loans owned by investors are based on a percentage of the outstanding monthly principal balance of such loans and are included in noninterest income in the Consolidated Statements of Income as loan payments are received. Costs of servicing loans are charged to expense as incurred.

Bank Premises and Equipment

Bank premises and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method based on estimated useful lives of the assets for book purposes, while accelerated depreciation is used for income tax purposes. Amortization of leasehold improvements is computed using the straight-line method over the lives of the related leases or useful lives of the related assets, whichever is shorter. The Bancorp tests its long-lived assets for impairment through both a probability-weighted and primary-asset approach whenever events or changes in circumstances dictate. Maintenance, repairs and minor improvements are charged to noninterest expense in the Consolidated Statements of Income as incurred.

Derivative Financial Instruments

The Bancorp accounts for its derivatives as either assets or liabilities measured at fair value through adjustments to accumulated other comprehensive income and/or current earnings, as appropriate. On the date the Bancorp enters into a derivative contract, the Bancorp designates the derivative instrument as either a fair value hedge, cash flow hedge or as a free-standing derivative instrument. For a fair value hedge, changes in the fair value of the derivative instrument and changes in the fair value of the hedged asset or liability or of an unrecognized firm commitment attributable to the hedged risk are recorded in current period net income. For a cash flow hedge, changes in the fair value of the derivative instrument, to the extent that it is effective, are recorded in accumulated other comprehensive income and subsequently reclassified to net income in the same period(s) that the hedged transaction impacts net income. For free-standing derivative instruments, changes in fair values are reported in current period net income.

Prior to entering into a hedge transaction, the Bancorp formally documents the relationship between hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivative instruments that are designated as fair value or cash flow hedges to specific assets or liabilities on the balance sheet or to specific forecasted transactions, along with a formal assessment at both inception of the hedge and on an ongoing basis as to the effectiveness of the derivative instrument in offsetting changes in fair values or cash flows of the hedged item. If it is determined that the derivative instrument is not highly effective as a hedge, hedge accounting is discontinued and the adjustment to fair value of the derivative instrument is recorded in net income.

Income Taxes

The Bancorp estimates income tax expense based on amounts expected to be owed to the various tax jurisdictions in which the Bancorp conducts business. On a quarterly basis, management assesses the reasonableness of its effective tax rate based upon its current estimate of the amount and components of net income, tax credits and the applicable statutory tax rates expected for the full year. The estimated income tax expense is recorded in the Consolidated Statements of Income.

Deferred income tax assets and liabilities are determined using the balance sheet method and are reported in other assets and accrued taxes, interest and expenses, respectively, in the Consolidated Balance Sheets. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax basis of assets and liabilities, and reflects enacted changes in tax rates and laws. Deferred tax assets are recognized to the extent they exist and are subject to a valuation allowance based on management's judgment that realization is more-likely-than-not. This analysis is performed on a quarterly basis and includes an evaluation of all positive and negative evidence to determine whether realization is more-likely-than-not.

Accrued taxes represent the net estimated amount due to taxing jurisdictions and are reported in accrued taxes, interest and expenses in the Consolidated Balance Sheets. The Bancorp evaluates and assesses the relative risks and appropriate tax treatment of transactions and filing positions after considering statutes, regulations, judicial precedent and other information and maintains tax accruals consistent with its evaluation of these relative risks and merits. Changes to the estimate of accrued taxes occur periodically due to changes in tax rates, interpretations of tax laws, the status of examinations being conducted by taxing authorities and changes to statutory, judicial and regulatory guidance that impact the relative risks of tax positions. These changes, when they occur, can affect deferred taxes and accrued taxes as well as the current period's income tax expense and can be significant to the operating results of the Bancorp. For additional information on income taxes, see Note 20.

Earnings Per Share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average number of shares of common stock outstanding during the period. Earnings per diluted share is computed by dividing adjusted net income available to common shareholders by the weighted-average number of shares of common stock and common stock equivalents outstanding during the period. Dilutive common stock equivalents represent the assumed conversion of dilutive convertible preferred stock and the exercise of dilutive stock-based awards and warrants.

The Bancorp calculates earnings per share pursuant to the two-class method. The two-class method is an earnings allocation formula that determines earnings per share separately for common stock and participating securities according to dividends declared and participation rights in undistributed earnings. For purposes of calculating earnings per share under the two-class method, restricted shares that contain nonforfeitable rights to dividends are considered participating securities until vested. While the dividends declared per share on such restricted shares are the same as dividends declared per common share outstanding, the dividends recognized on such restricted shares may be less because dividends paid on restricted shares that are expected to be forfeited are reclassified to compensation expense during the period when forfeiture is expected.

Goodwill

Business combinations entered into by the Bancorp typically include the acquisition of goodwill. U.S. GAAP requires goodwill to be tested for impairment at the Bancorp's reporting unit level on an annual basis, which for the Bancorp is September 30, and more frequently if events or circumstances indicate that there may be impairment. The Bancorp has determined that its segments qualify as reporting units under U.S. GAAP. Impairment exists when a reporting unit's carrying amount of goodwill exceeds its implied fair value, which is determined through a two-step impairment test. The first step (Step 1) compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the second step (Step 2) of the goodwill impairment test is performed to measure the impairment loss amount, if any.

The fair value of a reporting unit is the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. Since none of the Bancorp's reporting units are publicly traded, individual reporting unit fair value determinations cannot be directly correlated to the Bancorp's stock price. To determine the fair value of a reporting unit, the Bancorp employs an income-based approach, utilizing the reporting unit's forecasted cash flows (including a terminal value approach to estimate cash flows beyond the final year of the forecast) and the reporting unit's estimated cost of equity as the discount rate. Additionally, the Bancorp determines its market capitalization based on the average of the closing price of the Bancorp's stock during the month including the measurement date, incorporating an additional control premium, and compares this market-based fair value measurement to the aggregate fair value of the Bancorp's reporting units in order to corroborate the results of the income approach.

When required to perform Step 2, the Bancorp compares the implied fair value of a reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount exceeds the implied fair value, an impairment loss equal to that excess amount is recognized. An impairment loss recognized cannot exceed the carrying amount of that goodwill and cannot be reversed even if the fair value of the reporting unit recovers.

During Step 2, the Bancorp determines the implied fair value of goodwill for a reporting unit by assigning the fair value of the reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. This assignment process is only performed for purposes of testing goodwill for impairment. The Bancorp does not adjust the carrying values of recognized assets or liabilities (other than goodwill, if appropriate), nor recognize previously unrecognized intangible assets in the Consolidated Financial Statements as a result of this assignment process. Refer to Note 9 for further information regarding the Bancorp's goodwill.

Fair Value Measurements

The Bancorp measures certain financial assets and liabilities at fair value in accordance with U.S. GAAP, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques the Bancorp uses to measure fair value include the market approach, income approach and cost approach. The market approach uses prices or relevant information generated by market transactions involving identical or comparable assets or liabilities. The income approach involves discounting future amounts to a single present amount and is based on current market expectations about those future amounts. The cost approach is based on the amount that currently would be required to replace the service capacity of the asset.

U.S. GAAP establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement. The three levels within the fair value hierarchy are described as follows:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Bancorp has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Bancorp's own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Bancorp's own financial data such as internally developed pricing models and discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment.

The Bancorp's fair value measurements involve various valuation techniques and models, which involve inputs that are observable, when available. Valuation techniques and parameters used for measuring assets and liabilities are reviewed and validated by the Bancorp on a quarterly basis. Additionally, the Bancorp monitors the fair values of significant assets and liabilities using a variety of methods including the evaluation of pricing runs and exception reports based on certain analytical criteria, comparison to previous trades and overall review and assessments for reasonableness. See Note 27 for further information on fair value measurements.

Stock-Based Compensation

In accordance with U.S. GAAP, the Bancorp recognizes compensation expense for the grant-date fair value of stock-based awards that are expected to vest over the requisite service period. Awards with a graded vesting are expensed on a straight-line basis. Awards to employees that meet eligible retirement status are expensed immediately. As compensation expense is recognized, a deferred tax asset is recorded that represents an estimate of future tax deduction from exercise or release of restrictions. At the time awards are exercised, cancelled, expire, or restrictions are released, the Bancorp may be required to recognize an adjustment to income tax expense for the difference between the previously estimated tax deduction and the actual tax deduction realized. For further information on the Bancorp's stock-based compensation plans, see Note 24.

Other

Securities and other property held by Fifth Third Investment Advisors, a division of the Bancorp's banking subsidiary, in a fiduciary or agency capacity are not included in the Consolidated Balance Sheets because such items are not assets of the subsidiaries. Investment advisory revenue in the Consolidated Statements of Income is recognized on the accrual basis. Investment advisory service revenues are recognized monthly based on a fee charged per transaction processed and/or a fee charged on the market value of average account balances associated with individual contracts.

The Bancorp recognizes revenue from its card and processing services on an accrual basis as such services are performed, recording revenues net of certain costs (primarily interchange fees charged by credit card associations) not controlled by the Bancorp.

The Bancorp purchases life insurance policies on the lives of certain directors, officers and employees and is the owner and beneficiary of the policies. The Bancorp invests in these policies, known as BOLI, to provide an efficient form of funding for long-term retirement and other employee benefits costs. The Bancorp records these BOLI policies within other assets in the Consolidated Balance Sheets at each policy's respective cash surrender value, with changes recorded in other noninterest income in the Consolidated Statements of Income.

Other intangible assets consist of core deposit intangibles, customer lists, non-competition agreements and cardholder relationships. Other intangibles are amortized on either a straight-line or an accelerated basis over their useful lives. The Bancorp reviews other intangible assets for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable.

Securities sold under repurchase agreements are accounted for as collateralized financing transactions and included in other short-term borrowings in the Consolidated Balance Sheets at the amounts which the securities were sold plus accrued interest.

Acquisitions of treasury stock are carried at cost. Reissuance of shares in treasury for acquisitions, exercises of stock-based awards or other corporate purposes is recorded based on the specific identification method.

Advertising costs are generally expensed as incurred.

Accounting and Reporting Developments

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses

In July 2010, the FASB issued guidance that requires the Bancorp to disclose a greater level of disaggregated information about the credit quality of its loans and leases and the ALLL. The new guidance defines two levels of disaggregation – portfolio segment and class. A portfolio segment is defined as the level at which the Bancorp develops and documents a systematic method for determining its ALLL. Classes generally represent a further disaggregation of a portfolio segment based on certain risk characteristics. The disclosures relating to information as of the end of a reporting period were effective for interim and annual reporting periods ending on or after December 15, 2010 and these disclosure requirements were adopted by the Bancorp as of December 31, 2010. The disclosures regarding activity that occurs during a reporting period were effective for interim and annual reporting periods beginning on or after December 15, 2010 and these disclosure requirements were adopted by the Bancorp as of January 1, 2011. These disclosures are included in Note 6.

When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts

In December 2010, the FASB issued amended guidance to address questions about entities with reporting units with zero or negative carrying amounts. For those reporting units, the amended guidance requires the entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The Bancorp does not currently have any reporting units with zero or negative carrying amounts, and therefore the adoption of this guidance on January 1, 2011 did not have a material impact on the Bancorp's Consolidated Financial Statements.

Disclosure of Supplementary Pro Forma Information for Business Combinations

In December 2010, the FASB issued amended guidance to address the diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amended guidance clarifies that for business combination(s) that occur during the year, the Bancorp is required to disclose revenue and earnings of the combined entity as though the business combination(s) occurred as of the beginning of the comparable prior annual reporting period. The amended guidance is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010 and is effective for business combinations consummated by the Bancorp on or after January 1, 2011. The Bancorp has not consummated a business combination since such guidance became effective.

A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring

In April 2011, the FASB issued amended guidance clarifying whether a creditor has granted a concession, and whether a debtor is experiencing financial difficulties, for purposes of determining whether a restructuring constitutes a TDR. The amended guidance also requires the Bancorp to disclose new information about TDR's, including qualitative and quantitative information by portfolio segment and class. The amended guidance was effective for the first interim or annual reporting period beginning on or after June 15, 2011, and was adopted by the Bancorp as of July 1, 2011. The amended guidance for identifying TDR's has been applied retrospectively to January 1, 2011 and did not have a material impact on the Bancorp's Consolidated Financial Statements. The disclosures required under the amended guidance are included in Note 6.

Reconsideration of Effective Control for Repurchase Agreements
In April 2011, the FASB issued amended guidance clarifying when the Bancorp can recognize a sale upon the transfer of financial assets subject to a repurchase agreement. That determination is based, in part, on whether the Bancorp has maintained effective control over the transferred financial assets. Under the amended guidance, the FASB concluded that the assessment of effective control should focus on a transferor's contractual rights and obligations with respect to transferred financial assets, not on whether the transferor has the practical ability to perform in accordance with those rights or obligations. The amended guidance is effective for transactions that occur in interim and annual periods beginning on or after December 15, 2011. The Bancorp accounts for all of its existing repurchase agreements as secured borrowings. Therefore, this amended guidance is not expected to have a material impact on the Bancorp's accounting for repurchase agreements upon adoption on January 1, 2012.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs
In May 2011, the FASB issued amended guidance that will result in common fair value measurement and disclosure requirements between U.S. GAAP and IFRS. Under the amended guidance, the Bancorp will be required to expand its disclosure for fair value instruments categorized within Level 3 of the fair value hierarchy to include (1) the valuation processes used by the Bancorp; and (2) a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs for recurring fair value measurements and the interrelationships between those unobservable inputs, if any. The Bancorp will also be required to disclose the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position but for which the fair value is required to be disclosed (e.g. portfolio loans). The amended guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011.

Presentation of Comprehensive Income
In June 2011, the FASB issued amended guidance on the presentation requirements for comprehensive income. The amended guidance requires the Bancorp to present total comprehensive income, the components of net income and the components of other comprehensive income on the face of the financial statements, either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amended guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. This amended guidance will be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011.

Testing Goodwill for Impairment
In September 2011, the FASB issued amended guidance on testing goodwill for impairment. The amended guidance simplifies how the Bancorp is required to test goodwill for impairment and permits the Bancorp to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, the Bancorp determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test would be unnecessary. However, if the Bancorp concludes otherwise, it would then be required to perform Step 1 of the goodwill impairment test, and continue to Step 2, if necessary. The amended guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.

Disclosures about Offsetting Assets and Liabilities
In December 2011, the FASB issued amended guidance related to disclosures about offsetting assets and liabilities. The amended guidance requires the Bancorp to disclose both gross information and net information about financial instruments, including derivatives, and transactions eligible for offset in the Consolidated Balance Sheets as well as financial instruments and transactions subject to agreements similar to a master netting arrangement. The amended guidance will be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013.

2. SUPPLEMENTAL CASH FLOW INFORMATION

Cash payments related to interest and income taxes in addition to noncash investing and financing activities are presented in the following table for the years ended December 31:

($ in millions)		2011	2010	2009
Cash payments:				
Interest	$	**658**	920	1,416
Income taxes		**102**	79	109
Transfers:				
Portfolio loans to held for sale loans		**143**	650	45
Held for sale loans to portfolio loans		**32**	160	47
Portfolio loans to OREO		**342**	662	377
Held for sale loans to OREO		**43**	68	36
Held for sale loans to trading securities		**-**	-	136
Acquisitions:				
Fair value of tangible assets acquired		**-**	-	7
Goodwill and identifiable intangible assets		**-**	-	13
Contingent consideration		**-**	-	(4)
Impact of change in accounting principle:				
Decrease in available-for-sale securities, net		**-**	941	-
Increase in portfolio loans		**-**	2,217	-
Decrease in demand deposits		**-**	18	-
Increase in other short-term borrowings		**-**	122	-
Increase in long-term debt		**-**	1,344	-

3. RESTRICTIONS ON CASH AND DIVIDENDS

The FRB, under Regulation D, requires that banks hold cash in reserve against deposit liabilities, known as the reserve requirement. The amount of the reserve requirement is calculated based on net transaction account deposits as defined by the FRB and may be satisfied with vault cash. When vault cash is not sufficient to meet the reserve requirement, the remaining amount must be satisfied with funds held at the FRB. At December 31, 2011, the Bancorp's banking subsidiary reserve requirement was $1.1 billion. Vault cash was not sufficient to meet the total reserve requirement; therefore, the Bancorp's banking subsidiary satisfied the reserve requirement with its $1.5 billion deposit at the FRB. At December 31, 2010, the Bancorp's banking subsidiary reserve requirement of $575 million was fully satisfied with vault cash.

The dividends paid by the Bancorp's banking subsidiary are subject to regulations and limitations prescribed by state and federal supervisory agencies. The Bancorp's banking subsidiary paid the Bancorp's nonbank subsidiary holding company $2.0 billion and $1.4 billion in dividends during the years ended December 31, 2011 and 2010, respectively. The Bancorp's nonbank subsidiary holding company paid the Bancorp $1.7 billion and $1.4 billion in dividends during the years ended December 31, 2011 and 2010, respectively. At December 31, 2011 and 2010, the Bancorp's banking subsidiary, under these provisions, was prohibited from declaring additional dividends without obtaining prior approval from supervisory agencies.

In 2008, the Bancorp sold $3.4 billion in Series F senior preferred stock and related warrants to the U.S. Treasury under the terms of the CPP. The terms included certain restrictions on common stock dividends, which required the U.S. Treasury's consent to increase common stock dividends for a period of three years from the date of investment unless the preferred shares were redeemed in whole or the U.S. Treasury transferred all of the preferred shares to a third party. For the Bancorp, approval from the U.S. Treasury was required for common stock dividends in excess of $0.15 per share of common stock. Also, no dividends could be declared or paid on the Bancorp's common stock unless all accrued and unpaid dividends had been paid on the preferred shares and certain other outstanding securities. Additionally, the Bancorp's ability to pay dividends on its common stock was limited by its need to maintain adequate capital levels, comply with safe and sound banking practices and meet regulatory expectations.

On February 2, 2011, the Bancorp redeemed all 136,320 shares of its Series F preferred stock held by the U.S. Treasury under the CPP totaling $3.4 billion. As such, the Bancorp has no restrictions on common stock dividends pursuant to the CPP as of December 31, 2011. See Note 23 for further information on the redemption of the preferred shares.

In February 2009, the FRB advised bank holding companies that safety and soundness considerations required that dividends be substantially reduced or eliminated. Subsequently, the FRB indicated that increased capital distributions would generally not be considered prudent in the absence of a well-developed capital plan and a capital position that would remain strong even under adverse conditions. In November 2010, the FRB issued guidelines to provide a common, conservative approach to ensure bank holding companies hold adequate capital to maintain ready access to funding, continue operations and meet their obligations to creditors and counterparties, and continue to serve as credit intermediaries, even in adverse conditions. These guidelines required the nineteen bank holding companies that participated in the 2009 SCAP to participate in the 2011 CCAR. The 2011 CCAR required the submission of a comprehensive capital plan that assumed a minimum planning horizon of 24 months under various economic scenarios. The plan required bank holding companies to provide dividend, stock redemption and stock repurchase plans as well as plans for complying with the proposed revisions to the regulatory capital framework approved by the Basel Committee on Banking Supervision (Basel III). In March 2011, the FRB announced it had completed the 2011 CCAR and for bank holding companies that proposed capital distributions in their plan, the FRB either objected to the plan or provided a non objection whereby the FRB concurred with the proposed 2011 capital distributions. The Bancorp received a non objection to its 2011 CCAR capital plan.

The FRB provided final rules of the 2012 CCAR on November 22, 2011. The CCAR requires the nineteen SCAP participating bank holding companies to submit a capital plan to the FRB by January 9,

2012 and the Bancorp complied with this requirement. The mandatory elements of the capital plan are an assessment of the expected uses and sources of capital over the planning horizon, a description of all planned capital actions over the planning horizon, a discussion of any expected changes to the Bancorp's business plan that are likely to have a material impact on its capital adequacy or liquidity, a detailed description of the Bancorp's process for assessing capital adequacy and the Bancorp's capital policy.

The FRB's review of the Bancorp's capital plan will assess the comprehensiveness of its capital plan, the reasonableness of the assumptions and analysis underlying the capital plan and a review of the robustness of the capital adequacy process, the capital policy and the Bancorp's ability to maintain capital above the minimum regulatory capital ratio and above a Tier 1 common ratio of five percent on a pro forma basis under expected and stressful conditions throughout the planning horizon. Following the FRB's assessment of the capital plan, it will object or provide a notice of non-objection to the submitted capital plan by March 15, 2012.

4. SECURITIES

The following table provides the amortized cost, fair value and unrealized gains and losses for the major categories of the available-for-sale and held-to-maturity securities portfolios as of December 31:

	2011				2010			
($ in millions)	**Amortized Cost**	**Unrealized Gains**	**Unrealized Losses**	**Fair Value**	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale and other:								
U.S. Treasury and government agencies	$ **171**	**-**	**-**	**171**	225	5	-	230
U.S. Government sponsored agencies	**1,782**	**180**	**-**	**1,962**	1,564	81	-	1,645
Obligations of states and political subdivisions	**96**	**5**	**-**	**101**	170	2	-	172
Agency mortgage-backed securities	**9,743**	**542**	**(1)**	**10,284**	10,570	435	(32)	10,973
Other bonds, notes and debentures	**1,792**	**29**	**(9)**	**1,812**	1,338	19	(15)	1,342
Other securities[(a)]	**1,030**	**2**	**-**	**1,032**	1,052	-	-	1,052
Total	$ **14,614**	**758**	**(10)**	**15,362**	14,919	542	(47)	15,414
Held-to-maturity:								
Obligations of states and political subdivisions	$ **320**	**-**	**-**	**320**	348	-	-	348
Other debt securities	**2**	**-**	**-**	**2**	5	-	-	5
Total	$ **322**	**-**	**-**	**322**	353	-	-	353

*(a) Other securities consist of FHLB and FRB restricted stock holdings of **$497** and **$345**, respectively, at **December 31, 2011** and, $524 and $344, respectively, at December 31, 2010, that are carried at cost, and certain mutual fund and equity security holdings.*

The following table presents realized gains and losses that were recognized in income from available-for-sale securities for the years ended December 31:

($ in millions)	**2011**	2010	2009
Realized gains	$ **75**	69	91
Realized losses	**-**	(13)	(34)
Net realized gains	$ **75**	56	57

Trading securities totaled $177 million as of December 31, 2011, compared to $294 million at December 31, 2010. Gross realized gains on trading securities were $1 million for the years ended December 31, 2011, 2010, and 2009. Gross realized losses on trading securities were $7 million, $1 million, and $2 million for the years ended December 31, 2011, 2010, and 2009 respectively. Net unrealized gains on trading securities were $5 million at December 31, 2011 and net unrealized losses were $8 million for the year ended December 31, 2009 and immaterial to the Bancorp for the year ended December 31, 2010.

At December 31, 2011 and 2010 securities with a fair value of $13.3 billion and $11.3 billion, respectively, were pledged to secure borrowings, public deposits, trust funds, derivative contracts and for other purposes as required or permitted by law.

The expected maturity distribution of the Bancorp's agency mortgage-backed securities and the contractual maturity distribution of the Bancorp's other available-for-sale and held-to-maturity securities as of December 31, 2011 are shown in the following table:

	Available-for-Sale & Other		Held-to-Maturity	
($ in millions)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Debt securities:[(a)]				
Under 1 year	$ 884	906	36	36
1-5 years	10,599	11,197	255	255
5-10 years	1,351	1,462	16	16
Over 10 years	750	765	15	15
Other securities	1,030	1,032	-	-
Total	$ 14,614	15,362	322	322

(a) Actual maturities may differ from contractual maturities when there exists a right to call or prepay obligations with or without call or prepayment penalties.

The following table provides the fair value and gross unrealized losses on available-for-sale securities in an unrealized loss position, aggregated by investment category and length of time the individual securities have been in a continuous unrealized loss position as of December 31:

($ in millions)		Less than 12 months		12 months or more		Total	
		Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
2011							
U.S. Treasury and government agencies	$	**70**	**-**	**1**	**-**	**71**	**-**
U.S. Government sponsored agencies		**-**	**-**	**-**	**-**	**-**	**-**
Obligations of states and political subdivisions		**-**	**-**	**2**	**-**	**2**	**-**
Agency mortgage-backed securities		**34**	**(1)**	**6**	**-**	**40**	**(1)**
Other bonds, notes and debentures		**523**	**(4)**	**38**	**(5)**	**561**	**(9)**
Other securities		**6**	**-**	**-**	**-**	**6**	**-**
Total	$	**633**	**(5)**	**47**	**(5)**	**680**	**(10)**
2010							
U.S. Treasury and government agencies	$	-	-	1	-	1	-
U.S. Government sponsored agencies		-	-	-	-	-	-
Obligations of states and political subdivisions		11	-	4	-	15	-
Agency mortgage-backed securities		1,555	(32)	-	-	1,555	(32)
Other bonds, notes and debentures		563	(10)	47	(5)	610	(15)
Other securities		-	-	-	-	-	-
Total	$	2,129	(42)	52	(5)	2,181	(47)

Other-Than-Temporary Impairments

The Bancorp recognized $19 million and $3 million of OTTI, included in securities gains (losses), net, in the Bancorp's Consolidated Statements of Income, on its available-for-sale debt securities during the years ended December 31, 2011 and 2010, respectively, and no OTTI was recognized on held-to-maturity debt securities for the years ended December 31, 2011 and 2010. During the year ended December 31, 2009, OTTI recognized on available-for-sale and held-to-maturity debt securities was immaterial to the Bancorp's consolidated financial statements. Additionally, at December 31, 2011 an immaterial percent of unrealized losses in the available-for-sale securities portfolio were represented by non-rated securities, compared to approximately one percent at December 31, 2010.

During the year ended December 31, 2011, the Bancorp did not recognize OTTI on any of its available-for-sale equity securities. In addition, for the years ended December 31, 2010 and 2009, OTTI recognized on available-for-sale equity securities was immaterial to the Bancorp's consolidated financial statements.

5. LOANS AND LEASES

The Bancorp diversifies its loan and lease portfolio by offering a variety of loan and lease products with various payment terms and rate structures. Lending activities are concentrated within those states in which the Bancorp has banking centers and are primarily located in the Midwestern and Southeastern regions of the United States. The Bancorp's commercial loan portfolio consists of lending to various industry types. Management periodically reviews the performance of its loan and lease products to evaluate whether they are performing within acceptable interest rate and credit risk levels and changes are made to underwriting policies and procedures as needed. The Bancorp maintains an allowance to absorb loan and lease losses inherent in the portfolio. For further information on credit quality and the ALLL, see Note 6.

The following table provides a summary of the total loans and leases classified by primary purpose as of December 31:

($ in millions)		2011	2010
Loans and leases held for sale:			
Commercial and industrial loans	$	**45**	83
Commercial mortgage loans		**76**	147
Commercial construction loans		**17**	63
Residential mortgage loans		**2,802**	1,901
Other consumer loans and leases		**14**	22
Total loans and leases held for sale	$	**2,954**	2,216
Portfolio loans and leases:			
Commercial and industrial loans	$	**30,783**	27,191
Commercial mortgage loans		**10,138**	10,845
Commercial construction loans		**1,020**	2,048
Commercial leases		**3,531**	3,378
Total commercial loans and leases		**45,472**	43,462
Residential mortgage loans		**10,672**	8,956
Home equity		**10,719**	11,513
Automobile loans		**11,827**	10,983
Credit card		**1,978**	1,896
Other consumer loans and leases		**350**	681
Total consumer loans and leases		**35,546**	34,029
Total portfolio loans and leases	$	**81,018**	77,491

Total portfolio loans and leases are recorded net of unearned income, which totaled $942 million as of December 31, 2011 and $1.0 billion as of December 31, 2010. Additionally, portfolio loans and leases are recorded net of unamortized premiums and discounts, deferred loan fees and costs, and fair value adjustments (associated with acquired loans or loans designated as fair value upon origination) which totaled a net premium of $45 million as of December 31, 2011 and a net discount of $19 million as of December 31, 2010.

The following table presents a summary of the total loans and leases owned by the Bancorp as of and for the years ended December 31:

		Balance			Balance of Loans 90 Days or More Past Due			Net Charge-Offs	
($ in millions)		2011	2010		2011	2010		2011	2010
Commercial and industrial loans	$	**30,828**	27,275	$	**4**	16	$	**276**	586
Commercial mortgage loans		**10,214**	10,992		**3**	11		**195**	524
Commercial construction loans		**1,037**	2,111		**1**	3		**85**	252
Commercial leases		**3,531**	3,378		**-**	-		**(2)**	2
Residential mortgage loans		**13,474**	10,857		**79**	100		**173**	439
Home equity loans		**10,719**	11,513		**74**	89		**220**	264
Automobile loans		**11,827**	10,983		**9**	13		**53**	88
Credit Card		**1,978**	1,896		**30**	42		**98**	155
Other consumer loans and leases		**364**	702		**-**	-		**74**	18
Total loans and leases	$	**83,972**	79,707	$	**200**	274	$	**1,172**	2,328
Less: Loans held for sale	$	**2,954**	2,216						
Total portfolio loans and leases	$	**81,018**	77,491						

The Bancorp engages in commercial and consumer lease products primarily related to the financing of commercial equipment and automobiles. The Bancorp had $2.9 billion of direct financing leases and $1.7 billion of leveraged leases at December 31, 2011 compared to $3.0 billion and $1.7 billion, respectively, at December 31, 2010.

Pre-tax income from leveraged leases for 2011 was $33 million compared to pre-tax income in 2010 of $49 million. The tax effect of this income was an expense of $10 million in 2011 and 2010.

The components of the investment in lease financing at December 31:

($ in millions)		2011	2010
Rentals receivable, net of principal and interest on nonrecourse debt	$	**3,757**	3,775
Estimated residual value of leased assets		**772**	900
Initial direct cost, net of amortization		**16**	16
Gross investment in lease financing		**4,545**	4,691
Unearned income		**(942)**	(1,040)
Net investment in lease financing[(a)]	$	**3,603**	3,651

*(a) The accumulated allowance for uncollectible minimum lease payments was **$79 million** and $112 million at **December 31, 2011** and 2010, respectively.*

The Bancorp periodically reviews residual values associated with its leasing portfolio. Declines in residual values that are deemed to be other-than-temporary are recognized as a loss. The Bancorp recognized $4 million of residual value write-downs related to commercial leases for the year ended December 31, 2011 and an immaterial amount of residual value write-downs related to commercial leases was recognized for the year ending December 31, 2010. The Bancorp recognized no residual value write-downs relating to consumer automobile leases in 2011 and 2010. At December 31, 2011, the minimum future lease payments receivable for each of the years 2012 through 2016 was $662 million, $561 million, $553 million, $360 million and $76 million, respectively.

6. CREDIT QUALITY AND THE ALLOWANCE FOR LOAN AND LEASE LOSSES

The Bancorp disaggregates ALLL balances and transactions in the ALLL by portfolio segment. Credit quality related disclosures for loans and leases are further disaggregated by class. The disaggregated disclosure requirements relating to activity that occurs during a reporting period do not apply to periods beginning before December 15, 2010.

Allowance for Loan and Lease Losses

The following table summarizes transactions in the ALLL for the years ended December 31:

($ in millions)		2011	2010	2009
Balance at January 1	$	**3,004**	3,749	2,787
Impact of change in accounting principle		**-**	45	-
Losses charged off		**(1,314)**	(2,485)	(2,719)
Recoveries of losses previously charged off		**142**	157	138
Provision for loan and lease losses		**423**	1,538	3,543
Balance at December 31	$	**2,255**	3,004	3,749

The following tables summarize transactions in the ALLL by portfolio segment:

For the year ended December 31, 2011			Residential			
($ in millions)		Commercial	Mortgage	Consumer	Unallocated	Total
Transactions in the ALLL:						
Balance at January 1	$	**1,989**	**310**	**555**	**150**	**3,004**
Losses charged off		**(615)**	**(180)**	**(519)**	**-**	**(1,314)**
Recoveries of losses previously charged off		**61**	**7**	**74**	**-**	**142**
Provision for loan and lease losses		**92**	**90**	**255**	**(14)**	**423**
Balance at December 31	$	**1,527**	**227**	**365**	**136**	**2,255**

For the year ended December 31, 2010			Residential			
($ in millions)		Commercial	Mortgage	Consumer	Unallocated	Total
Transactions in the ALLL:						
Balance at January 1	$	2,517	375	664	193	3,749
Losses charged off		(1,444)	(441)	(600)	-	(2,485)
Recoveries of losses previously charged off		80	2	75	-	157
Provision for loan and lease losses		836	374	371	(43)	1,538
Impact of change in accounting principal		-	-	45	-	45
Balance at December 31	$	1,989	310	555	150	3,004

The following tables provide a summary of the ALLL and related loans and leases classified by portfolio segment:

As of December 31, 2011 ($ in millions)		Commercial	Residential Mortgage	Consumer	Unallocated	Total
ALLL:[a]						
Individually evaluated for impairment	$	**155**	**130**	**65**	**-**	**350**
Collectively evaluated for impairment		**1,371**	**96**	**300**	**-**	**1,767**
Loans acquired with deteriorated credit quality		**1**	**1**	**-**	**-**	**2**
Unallocated		**-**	**-**	**-**	**136**	**136**
Total ALLL	$	**1,527**	**227**	**365**	**136**	**2,255**
Loans and leases:[b]						
Individually evaluated for impairment	$	**1,170**	**1,258**	**574**	**-**	**3,002**
Collectively evaluated for impairment		**44,299**	**9,341**	**24,300**	**-**	**77,940**
Loans acquired with deteriorated credit quality		**3**	**8**	**-**	**-**	**11**
Total portfolio loans and leases	$	**45,472**	**10,607**	**24,874**	**-**	**80,953**

(a) Includes $14 related to leveraged leases.
(b) Excludes $65 of residential mortgage loans measured at fair value, and includes $1,022 of leveraged leases, net of unearned income.

As of December 31, 2010 ($ in millions)		Commercial	Residential Mortgage	Consumer	Unallocated	Total
ALLL:[a]						
Individually evaluated for impairment	$	209	119	107	-	435
Collectively evaluated for impairment		1,779	189	448	-	2,416
Loans acquired with deteriorated credit quality		1	2	-	-	3
Unallocated		-	-	-	150	150
Total ALLL	$	1,989	310	555	150	3,004
Loans and leases:[b]						
Individually evaluated for impairment	$	1,076	1,180	651	-	2,907
Collectively evaluated for impairment		42,382	7,718	24,414	-	74,514
Loans acquired with deteriorated credit quality		4	12	8	-	24
Total portfolio loans and leases	$	43,462	8,910	25,073	-	77,445

(a) Includes $15 related to leveraged leases.
(b) Excludes $46 of residential mortgage loans measured at fair value, and includes $1,039 of leveraged leases, net of unearned income.

CREDIT RISK PROFILE

Commercial Portfolio Segment

For purposes of monitoring the credit quality and risk characteristics of its commercial portfolio segment, the Bancorp disaggregates the segment into the following classes: commercial and industrial, commercial mortgage owner-occupied, commercial mortgage nonowner-occupied, commercial construction and commercial leasing.

To facilitate the monitoring of credit quality within the commercial portfolio segment, and for purposes of analyzing historical loss rates used in the determination of the ALLL for the commercial portfolio segment, the Bancorp utilizes the following categories of credit grades: pass, special mention, substandard, doubtful or loss. The five categories, which are derived from standard regulatory rating definitions, are assigned upon initial approval of credit to borrowers and updated periodically thereafter. Pass ratings, which are assigned to those borrowers that do not have identified potential or well defined weaknesses and for which there is a high likelihood of orderly repayment, are updated periodically based on the size and credit characteristics of the borrower. All other categories are updated on a quarterly basis during the month preceding the end of the calendar quarter.

The Bancorp assigns a special mention rating to loans and leases that have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may, at some future date, result in the deterioration of the repayment prospects for the loan or lease or the Bancorp's credit position.

The Bancorp assigns a substandard rating to loans and leases that are inadequately protected by the current sound worth and paying capacity of the borrower or of the collateral pledged. Substandard loans and leases have well defined weaknesses or weaknesses that could jeopardize the orderly repayment of the debt. Loans and leases in this grade also are characterized by the distinct possibility that the Bancorp will sustain some loss if the deficiencies noted are not addressed and corrected.

The Bancorp assigns a doubtful rating to loans and leases that have all the attributes of a substandard rating with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. The possibility of loss is extremely high, but because of certain important and reasonable specific pending factors that may work to the advantage of and strengthen the credit quality of the loan or lease, its classification as an estimated loss is deferred until its more exact status may be determined. Pending factors may include a proposed merger or acquisition, liquidation proceeding, capital injection, perfecting liens on additional collateral or refinancing plans.

Loans and leases classified as loss are considered uncollectible and are charged off in the period in which they are determined to be uncollectible. Because loans and leases in this category are fully charged down, they are not included in the following tables.

The following table summarizes the credit risk profile of the Bancorp's commercial portfolio segment, by class:

As of December 31, 2011 ($ in millions)		Pass	Special Mention	Substandard	Doubtful	Total
Commercial and industrial loans	$	**27,199**	**1,641**	**1,831**	**112**	**30,783**
Commercial mortgage loans owner-occupied		**3,893**	**567**	**778**	**28**	**5,266**
Commercial mortgage loans nonowner-occupied		**3,328**	**521**	**984**	**39**	**4,872**
Commercial construction loans		**343**	**235**	**413**	**29**	**1,020**
Commercial leases		**3,434**	**52**	**44**	**1**	**3,531**
Total	$	**38,197**	**3,016**	**4,050**	**209**	**45,472**

December 31, 2010 ($ in millions)		Pass	Special Mention	Substandard	Doubtful	Total
Commercial and industrial loans	$	23,147	1,406	2,541	97	27,191
Commercial mortgage loans owner-occupied		4,034	430	854	22	5,340
Commercial mortgage loans nonowner-occupied		3,620	647	1,174	64	5,505
Commercial construction loans		1,034	416	540	58	2,048
Commercial leases		3,269	60	48	1	3,378
Total	$	35,104	2,959	5,157	242	43,462

Consumer Portfolio Segment

For purposes of monitoring the credit quality and risk characteristics of its consumer portfolio segment, the Bancorp disaggregates the segment into the following classes: home equity, automobile loans, credit card, and other consumer loans and leases. The Bancorp's residential mortgage portfolio segment is also a separate class.

The Bancorp considers repayment performance as the best indicator of credit quality for residential mortgage and consumer loans, which includes both the delinquency status and performing versus nonperforming status of the loans. The delinquency status of all residential mortgage and consumer loans is presented by class in the age analysis section below while the performing versus nonperforming status is presented in the table below. Residential mortgage loans that have principal and interest payments that have become past due 150 days and home equity loans with principal and interest payments that have become past due 180 days are classified as nonperforming unless such loans are both well secured and in the process of collection. Automobile and other consumer loans and leases that have been modified in a TDR and subsequently become past due 90 days are classified as nonperforming. Credit card loans that have been modified in a TDR are classified as nonperforming unless such loans have a sustained repayment performance of six months or greater and are reasonably assured of repayment in accordance with the restructured terms. Well secured loans are collateralized by perfected security interests in real and/or personal property for which the Bancorp estimates proceeds from sale would be sufficient to recover the outstanding principal and accrued interest balance of the loan and pay all costs to sell the collateral. The Bancorp considers a loan in the process of collection if collection efforts or legal action is proceeding and the Bancorp expects to collect funds sufficient to bring the loan current or recover the entire outstanding principal and accrued interest balance.

The following table presents a summary of the Bancorp's residential mortgage and consumer portfolio segments disaggregated into performing versus nonperforming status as of December 31:

	2011		2010	
($ in millions)	Performing	Nonperforming	Performing	Nonperforming
Residential mortgage loans[a]	$ **10,332**	**275**	8,642	268
Home equity	**10,665**	**54**	11,457	56
Automobile loans	**11,825**	**2**	10,980	3
Credit card	**1,930**	**48**	1,841	55
Other consumer loans and leases	**349**	**1**	597	84
Total	$ **35,101**	**380**	33,517	466

(a) *Excludes **$65** and $46 of loans measured at fair value at **December 31, 2011** and 2010, respectively.*

Age Analysis of Past Due Loans and Leases

The following tables summarize the Bancorp's recorded investment in portfolio loans and leases by age and class:

As of December 31, 2011 ($ in millions)	Current Loans and Leases	Past Due: 30-89 Days	Past Due: 90 Days and Greater[c]	Past Due: Total Past Due	Total Loans and Leases	90 Days Past Due and Still Accruing
Commercial:						
Commercial and industrial loans	$ **30,493**	**49**	**241**	**290**	**30,783**	**4**
Commercial mortgage owner-occupied loans	**5,088**	**62**	**116**	**178**	**5,266**	**1**
Commercial mortgage nonowner-occupied loans	**4,649**	**41**	**182**	**223**	**4,872**	**2**
Commercial construction loans	**887**	**12**	**121**	**133**	**1,020**	**1**
Commercial leases	**3,521**	**4**	**6**	**10**	**3,531**	**-**
Residential mortgage loans[a] [b]	**10,149**	**110**	**348**	**458**	**10,607**	**79**
Consumer:						
Home equity	**10,455**	**136**	**128**	**264**	**10,719**	**74**
Automobile loans	**11,744**	**71**	**12**	**83**	**11,827**	**9**
Credit card	**1,873**	**33**	**72**	**105**	**1,978**	**30**
Other consumer loans and leases	**348**	**1**	**1**	**2**	**350**	**-**
Total portfolio loans and leases[a]	$ **79,207**	**519**	**1,227**	**1,746**	**80,953**	**200**

(a) *Excludes $65 of loans measured at fair value.*
(b) *Information for current residential mortgage loans includes advances made pursuant to servicing agreements for GNMA mortgage pools whose repayments are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs. As of December 31, 2011, $45 of these loans were 30-89 days past due and $309 were 90 days or more past due. The Bancorp recognized an immaterial amount of losses for the year ended December 31, 2011 due to claim denials and curtailments associated with these advances.*
(c) *Includes accrual and nonaccrual loans and leases.*

As of December 31, 2010 ($ in millions)	Current Loans and Leases	Past Due: 30-89 Days	Past Due: 90 Days and Greater[c]	Past Due: Total Past Due	Total Loans and Leases	90 Days Past Due and Still Accruing
Commercial:						
Commercial and industrial loans	$ 26,687	201	303	504	27,191	16
Commercial mortgage owner-occupied loans	5,151	50	139	189	5,340	8
Commercial mortgage nonowner-occupied loans	5,252	38	215	253	5,505	3
Commercial construction loans	1,831	72	145	217	2,048	3
Commercial leases	3,361	10	7	17	3,378	-
Residential mortgage loans[a] [b]	8,404	138	368	506	8,910	100
Consumer:						
Home equity	11,220	148	145	293	11,513	89
Automobile loans	10,872	96	15	111	10,983	13
Credit card	1,771	35	90	125	1,896	42
Other consumer loans and leases	672	3	6	9	681	-
Total portfolio loans and leases[a]	$ 75,221	791	1,433	2,224	77,445	274

(a) *Excludes $46 of loans measured at fair value.*
(b) *Information for current residential mortgage loans includes advances made pursuant to servicing agreements for GNMA mortgage pools whose repayments are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs. As of December 31, 2010, $55 of these loans were 30-89 days past due and $284 were 90 days or more past due. The Bancorp recognized $2 million in losses for the year ended December 31, 2010 due to claim denials and curtailments associated with these advances.*
(c) *Includes accrual and nonaccrual loans and leases.*

Impaired Loans and Leases

Larger commercial loans included within aggregate borrower relationship balances exceeding $1 million that exhibit probable or observed credit weaknesses are subject to individual review for impairment. The Bancorp also performs an individual review on loans that are restructured in a troubled debt restructuring. The Bancorp considers the current value of collateral, credit quality of any guarantees, the loan structure, and other factors when evaluating whether an individual loan is impaired. Other factors may include the geography and industry of the borrower, size and financial condition of the borrower, cash flow and leverage of the borrower, and the Bancorp's evaluation of the borrower's management. Smaller-balance homogenous loans that are collectively evaluated for impairment are not included in the following tables.

The following table summarizes the Bancorp's impaired loans and leases (by class) that were subject to individual review as of December 31, 2011:

As of December 31, 2011 ($ in millions)		Unpaid Principal Balance	Recorded Investment	Allowance
With a related allowance recorded:				
Commercial:				
Commercial and industrial loans	$	**330**	**246**	**102**
Commercial mortgage owner-occupied loans		**66**	**52**	**10**
Commercial mortgage nonowner-occupied loans		**203**	**147**	**24**
Commercial construction loans		**213**	**120**	**18**
Commercial leases		**11**	**10**	**2**
Restructured residential mortgage loans		**1,091**	**1,038**	**131**
Restructured consumer:				
Home equity		**401**	**397**	**46**
Automobile loans		**37**	**37**	**5**
Credit card		**94**	**88**	**14**
Other consumer loans and leases		**2**	**2**	**-**
Total impaired loans with a related allowance	$	**2,448**	**2,137**	**352**
With no related allowance recorded:				
Commercial:				
Commercial and industrial loans	$	**375**	**265**	**-**
Commercial mortgage owner-occupied loans		**78**	**69**	**-**
Commercial mortgage nonowner-occupied loans		**191**	**157**	**-**
Commercial construction loans		**143**	**105**	**-**
Commercial leases		**2**	**2**	**-**
Restructured residential mortgage loans		**276**	**228**	**-**
Restructured consumer:				
Home equity		**48**	**46**	**-**
Automobile loans		**4**	**4**	**-**
Total impaired loans with no related allowance		**1,117**	**876**	**-**
Total impaired loans	$	**3,565**	**3,013** (a)	**352**

(a) *Includes **$390, $1,117** and **$495**, respectively, of commercial, residential mortgage and consumer TDRs on accrual status; **$160, $141** and **$79**, respectively, of commercial, residential mortgage and consumer TDRs on nonaccrual status.*

The following table summarizes the Bancorp's average impaired loans and leases and interest income by class for the year ended December 31, 2011:

($ in millions)		For the year ended December 31, 2011 Average Recorded Investment	Interest Income Recognized
Commercial:			
Commercial and industrial loans	$	532	5
Commercial mortgage owner-occupied loans		117	2
Commercial mortgage nonowner-occupied loans		288	5
Commercial construction loans		198	3
Commercial leases		16	-
Restructured residential mortgage loans		1,217	41
Restructured consumer:			
Home equity		444	23
Automobile loans		41	1
Credit card		94	3
Other consumer loans and leases		21	-
Total impaired loans	$	2,968	83

The following table summarizes the Bancorp's impaired loans and leases (by class) that were subject to individual review as of December 31, 2010:

($ in millions)		Unpaid Principal Balance	Recorded Investment	Allowance
With a related allowance recorded:				
Commercial:				
Commercial and industrial loans	$	404	291	128
Commercial mortgage owner-occupied loans		49	37	4
Commercial mortgage nonowner-occupied loans		386	202	40
Commercial construction loans		240	150	31
Commercial leases		15	15	7
Restructured residential mortgage loans		1,126	1,071	121
Restructured consumer:				
Home equity		400	397	53
Automobile loans		33	32	5
Credit card		100	100	18
Other consumer loans and leases		78	78	31
Total impaired loans with a related allowance	$	2,831	2,373	438
With no related allowance recorded:				
Commercial:				
Commercial and industrial loans	$	194	153	-
Commercial mortgage owner-occupied loans		113	99	-
Commercial mortgage nonowner-occupied loans		126	108	-
Commercial construction loans		24	8	-
Commercial leases		17	17	-
Restructured residential mortgage loans		146	121	-
Restructured consumer:				
Home equity		48	46	-
Automobile loans		6	6	-
Total impaired loans with no related allowance		674	558	-
Total impaired loans	$	3,505	2,931 (a)	438

(a) *Includes $228, $1,066 and $492, respectively, of commercial, residential mortgage and consumer TDRs on accrual status; $141, $116 and $90, respectively, of commercial, residential mortgage and consumer TDRs on nonaccrual status.*

During the year ended December 31, 2010 and 2009, interest income of $74 million and $54 million, was recognized on impaired loans that had an average balance of $3.2 billion and $2.9 billion, respectively.

Nonperforming Assets:
The following table summarizes the Bancorp's nonperforming loans and leases, by class, as of December 31:

($ in millions)		2011	2010
Commercial:			
Commercial and industrial loans	$	**487**	568
Commercial mortgage owner-occupied loans		**170**	168
Commercial mortgage nonowner-occupied loans		**251**	267
Commercial construction loans		**138**	192
Commercial leases		**12**	19
Total commercial loans and leases		**1,058**	1,214
Residential mortgage loans		**275**	268
Consumer:			
Home equity		**54**	56
Automobile loans		**2**	3
Credit card		**48**	55
Other consumer loans and leases		**1**	84
Total consumer loans and leases		**105**	198
Total nonperforming loans and leases[(a)]	$	**1,438**	1,680
OREO and other repossessed property[(b)]		**378**	494

(a) *Excludes **$138** and $294 of nonaccrual loans held for sale at **December 31, 2011** and 2010, respectively.*
(b) *Excludes **$64** and $38 of OREO related to government insured loans at **December 31, 2011** and 2010, respectively.*

Troubled Debt Restructurings
If a borrower is experiencing financial difficulty, the Bancorp may consider, in certain circumstances, modifying the terms of their loan to maximize collection of amounts due. Within each of the Bancorp's loan classes, TDRs typically involve either a reduction of the stated interest rate of the loan, an extension of the loan's maturity date(s) at a stated rate lower than the current market rate for a new loan with similar risk, or in limited circumstances, a reduction of the principal balance of the loan or the loan's accrued interest. Upon modification, an impairment loss is recognized as an increase to the ALLL and is measured as the difference between the original loan's carrying amount and the present value of expected future cash flows discounted at the original, effective yield of the loan. If a portion of the original loan's principal balance is determined to be uncollectible at the time of modification, or if the TDR involves a reduction of the principal balance of the loan or the loan's accrued interest, that amount is charged off to the ALLL. At December 31, 2011, the Bancorp had $42 million in line of credit commitments and $1 million in letter of credit commitments to lend additional funds to borrowers whose terms have been modified in a troubled debt restructuring compared to $47 million and $1 million, respectively, at December 31, 2010.

The following table provides a summary of loans modified in a TDR by the Bancorp during the year ended December 31, 2011:

($ in millions)[(a)]	Number of loans modified in a TDR during the period[(b)]		Recorded investment in loans modified in a TDR during the period	Increase (Decrease) to ALLL upon modification	Charge-offs recognized upon modification
Commercial:					
Commercial and industrial loans	52	$	83	(4)	3
Commercial mortgage owner-occupied loans	32		55	(6)	2
Commercial mortgage nonowner-occupied loans	39		90	(21)	3
Commercial construction loans	26		59	(9)	1
Commercial leases	2		-	-	-
Residential mortgage loans	1,728		338	34	-
Consumer:					
Home equity	1,317		80	1	-
Automobile loans	1,482		26	3	-
Credit card	12,234		79	11	-
Total portfolio loans and leases	16,912	$	810	9	9

(a) *Excludes all loans and leases held for sale and loans acquired with deteriorated credit quality.*
(b) *Represents number of loans post-modification.*

The Bancorp considers TDRs that become 90 days or more past due under the modified terms as subsequently defaulted. For commercial loans not subject to individual review for impairment, the historical loss rates that are applied to such commercial loans for purposes of determining the allowance include historical losses associated with subsequent defaults on loans previously modified in a TDR. For consumer loans, the Bancorp performs a qualitative assessment of the adequacy of the consumer ALLL by comparing the consumer ALLL to forecasted consumer losses over the projected loss emergence period (the forecasted losses include the impact of subsequent defaults of consumer TDRs). When a residential mortgage, home equity, auto or other consumer loan that has been modified in a TDR subsequently defaults, the present value of expected cash flows used in the measurement of the potential impairment loss is generally limited to the expected net proceeds from the sale of the loan's underlying collateral and any resulting impairment loss is reflected as a charge-off or an increase in ALLL. When a credit card loan that has been modified in a TDR subsequently defaults, the calculation of the impairment loss is consistent with the Bancorp's calculation for other credit card loans that have become 90 days or more past due.

The following table provides a summary of subsequent defaults that occurred during the year ended December 31, 2011 and within 12 months of the restructuring date:

($ in millions)[(a)]	Number of Contracts		Recorded Investment
Commercial:			
Commercial and industrial loans	**8**	$	**4**
Commercial mortgage owner-occupied loans	**4**		**5**
Commercial mortgage nonowner-occupied loans	**4**		**3**
Commercial construction loans	**3**		**4**
Residential mortgage loans	**337**		**55**
Consumer:			
Home equity	**206**		**13**
Automobile loans	**28**		**1**
Credit card	**67**		**1**
Total portfolio loans and leases	**657**	$	**86**

(a) *Excludes all loans and leases held for sale and loans acquired with deteriorated credit quality.*

7. LOANS WITH DETERIORATED CREDIT QUALITY ACQUIRED IN A TRANSFER

The Bancorp has acquired in prior years certain loans for which there was evidence of deterioration of credit quality since origination and for which it was probable, at acquisition, that all contractually required payments would not be collected. During the years ended December 31, 2011, 2010 and 2009, the Bancorp recorded provision expense for loans acquired with deteriorated credit quality of $7 million, $6 million and $21 million, respectively, in the Consolidated Statements of Income. In addition, as of December 31, 2011 and 2010, the Bancorp maintained an allowance for loan and lease losses of $2 million and $3 million, respectively, on these loans.

The following table reflects the outstanding balance of all contractually required payments and carrying amounts of loans acquired with deteriorated credit quality at December 31:

($ in millions)		**2011**	2010
Commercial	$	**9**	15
Consumer		**28**	58
Outstanding balance	$	**37**	73
Carrying Amount	$	**11**	24

A summary of activity in the accretable yield is provided.

($ in millions)		Accretable Yield
Balance as of December 31, 2008	$	28
Additions		-
Accretion		(6)
Disposals		-
Reclassifications from (to) nonaccretable differences, net		(13)
Balance as of December 31, 2009	$	9
Additions		-
Accretion		(2)
Disposals		(2)
Reclassifications from (to) nonaccretable differences, net		(3)
Balance as of December 31, 2010	$	2
Additions		**-**
Accretion		**(2)**
Disposals		**-**
Reclassifications from (to) nonaccretable differences, net		**-**
Balance as of December 31, 2011	$	-

The following table reflects loans that were acquired with deteriorated credit quality during the years ended December 31:

($ in millions)		**2011**	2010	2009
Contractually required payments receivable at acquisition:				
Commercial	$	**-**	-	-
Consumer		**-**	23	-
Total	$	**-**	23	-
Cash flows expected to be collected at acquisition	$	**-**	8	-
Fair value of acquired loans at acquisition		**-**	8	-

8. BANK PREMISES AND EQUIPMENT

The following is a summary of bank premises and equipment at December 31:

($ in millions)	Estimated Useful Life		2011	2010
Land and improvements		$	**834**	797
Buildings	5 to 50 yrs.		**1,623**	1,593
Equipment	3 to 20 yrs.		**1,318**	1,296
Leasehold improvements	3 to 40 yrs.		**394**	393
Construction in progress			**140**	92
Accumulated depreciation and amortization			**(1,862)**	(1,782)
Total		$	**2,447**	2,389

Depreciation and amortization expense related to bank premises and equipment was $224 million in 2011, $225 million in 2010 and $227 million in 2009.

Gross occupancy expense for cancelable and noncancelable leases was $99 million in 2011, $98 million in 2010 and $102 million in 2009, which was reduced by rental income from leased premises of $19 million in 2011 and 2010 and $16 million in 2009.

The Bancorp's subsidiaries have entered into a number of noncancelable and capital lease agreements with respect to bank premises and equipment. The following table provides the annual future minimum payments under capital leases and noncancelable operating leases at December 31, 2011:

($ in millions)		Operating Leases	Capital Leases
Year ended December 31,			
2012	$	92	12
2013		87	5
2014		82	4
2015		78	3
2016		71	1
Thereafter		441	1
Total minimum lease payments	$	851	26
Less: Amounts representing interest		-	3
Present value of net minimum lease payments		-	23

9. GOODWILL

Business combinations entered into by the Bancorp typically include the acquisition of goodwill. Acquisition activity includes acquisitions in the respective period, in addition to purchase accounting adjustments related to previous acquisitions. The Commercial Banking and Consumer Lending segments' goodwill carrying amounts include cumulative impairment charges of $750 million and $215 million, respectively, that were recognized in the fourth quarter of 2008. Changes in the net carrying amount of goodwill, by reporting unit, for the years ended December 31, 2011 and 2010 were as follows:

($ in millions)		Commercial Banking	Branch Banking	Consumer Lending	Investment Advisors	Total
Net carrying value as of December 31, 2009	$	613	1,656	-	148	2,417
Acquisition activity		-	-	-	-	-
Net carrying value as of December 31, 2010	$	613	1,656	-	148	2,417
Acquisition activity		-	-	-	-	-
Net carrying value as of December 31, 2011	**$**	**613**	**1,656**	-	**148**	**2,417**

The Bancorp completed its annual goodwill impairment test as of September 30, 2011 and determined that no impairment existed. In Step 1 of the goodwill impairment test, the Bancorp compared the fair value of each reporting unit to its carrying amount, including goodwill. To determine the fair value of a reporting unit, the Bancorp employed an income-based approach utilizing the reporting unit's forecasted cash flows (including a terminal value approach to estimate cash flows beyond the final year of the forecast) and the reporting unit's estimated cost of equity as the discount rate. The Bancorp believes that this DCF method, using management projections for the respective reporting units and an appropriate risk adjusted discount rate, is most reflective of a market participant's view of fair values given current market conditions. Under the DCF method, the forecasted cash flows were developed for each reporting unit by considering several key business drivers such as new business initiatives, client retention standards, market share changes, anticipated loan and deposit growth, forward interest rates, historical performance, and industry and economic trends, among other considerations.

The long-term growth rate used in determining the terminal value of each reporting unit was estimated at three percent based on the Bancorp's assessment of the minimum expected terminal growth rate of each reporting unit, as well as broader economic considerations such as gross domestic product and inflation. Discount rates were estimated based on a Capital Asset Pricing Model, which considers the risk-free interest rate, market risk premium, beta, and in some cases, unsystematic risk and size premium adjustments specific to a particular reporting unit. The discount rates used to develop the estimated fair value of the reporting units were 16.9% for Commercial Banking, 15.9% for Branch Banking and 18.7% for Investment Advisors.

Based on the results of the Step 1 test, the Bancorp determined that the fair value of the Commercial Banking, Branch Banking, and Investment Advisors segments exceeded their respective carrying values, and consequently, no further testing was required.

The Step 1 analysis prepared for the Bancorp's segments resulted in the fair values of the Commercial Banking and Branch Banking segments exceeding their carrying values, including goodwill, by 9% and 4% respectively, while the fair value of the Investment Advisors segment substantially exceeded its carrying value, including goodwill.

The long-term growth rate required to avoid failing Step 1 for the Commercial Banking reporting unit, with all other assumptions held constant, was 0.3%. Other key assumptions used in forecasting cash flows for the Commercial Banking reporting unit include commercial loan portfolio growth as well as long-term credit loss rates, which are based on long-term historical loss rates and management's expectation of long-term credit quality within the portfolio.

The long-term growth rate required to avoid failing Step 1 for the Branch Banking reporting unit, with all other assumptions held constant, was 1.4%. Other key assumptions used in forecasting cash flows for the Branch Banking reporting unit include deposit growth assumptions, forecasted spreads earned on the unit's deposits, and the impact of recent and anticipated regulatory changes affecting retail banking.

The Bancorp forecasts its deposit growth based on expected growth in loan demand as well as availability and expected use of alternative funding sources over that period. The earnings spread assumption on deposits is based on forward LIBOR rates and the sensitivity of the Bancorp's deposit rates to changes in LIBOR. The Bancorp considered the impact of recent and anticipated regulatory changes that impacted overdraft revenue, debit interchange revenue and credit card revenue in 2011 and will continue to evaluate the potential impact of these changes in 2012 and beyond. Changes in these key assumptions and inputs to these key assumptions could negatively impact the fair value of the Commercial Banking and Branch Banking reporting units in future periods. These changes would include unanticipated regulatory changes, movement in interest rates and economic trends affecting the segments' profitability.

10. INTANGIBLE ASSETS

Intangible assets consist of servicing rights, core deposit intangibles, customer lists, non-compete agreements and cardholder relationships. Intangible assets, excluding servicing rights, are amortized on either a straight-line or an accelerated basis over their estimated useful lives and have an estimated weighted-average life at December 31, 2011 of 3.9 years. The Bancorp reviews intangible assets for possible impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. For more information on servicing rights, see Note 12. The details of the Bancorp's intangible assets are shown in the following table.

($ in millions)		Gross Carrying Amount	Accumulated Amortization	Valuation Allowance	Net Carrying Amount
As of December 31, 2011					
Mortgage servicing rights	$	**2,520**	**(1,281)**	**(558)**	**681**
Core deposit intangibles		**439**	**(407)**	**-**	**32**
Other		**44**	**(36)**	**-**	**8**
Total intangible assets	$	**3,003**	**(1,724)**	**(558)**	**721**
As of December 31, 2010					
Mortgage servicing rights	$	2,284	(1,146)	(316)	822
Core deposit intangibles		439	(389)	-	50
Other		44	(32)	-	12
Total intangible assets	$	2,767	(1,567)	(316)	884

As of December 31, 2011, all of the Bancorp's intangible assets were being amortized. Amortization expense recognized on intangible assets, including servicing rights, for the years ending December 31, 2011, 2010 and 2009 was $157 million, $181 million and $204 million, respectively. Estimated amortization expense for the years ending December 31, 2012 through 2016 is as follows:

($ in millions)		Mortgage Servicing Rights	Other Intangible Assets	Total
2012	$	252	13	265
2013		193	8	201
2014		153	4	157
2015		121	2	123
2016		97	2	99

11. VARIABLE INTEREST ENTITIES

The Bancorp, in the normal course of business, engages in a variety of activities that involve VIEs, which are legal entities that lack sufficient equity to finance their activities, or the equity investors of the entities as a group lack any of the characteristics of a controlling interest. The primary beneficiary of a VIE is generally the enterprise that has both the power to direct the activities most significant to the economic performance of the VIE and the obligation to absorb losses or receive benefits that could potentially be significant to the VIE. For certain investment funds, the primary beneficiary is the enterprise that will absorb a majority of the fund's expected losses or receive a majority of the fund's expected residual returns. The Bancorp evaluates its interest in certain entities to determine if these entities meet the definition of a VIE and whether the Bancorp is the primary beneficiary and should consolidate the entity based on the variable interests it held both at inception and when there is a change in circumstances that require a reconsideration. If the Bancorp is determined to be the primary beneficiary of a VIE, it must account for the VIE as a consolidated subsidiary. If the Bancorp is determined not to be the primary beneficiary of a VIE but holds a variable interest in the entity, such variable interests are accounted for under the equity method of accounting or other accounting standards as appropriate.

Consolidated VIEs

The following table provides a summary of the classifications of consolidated VIE assets, liabilities and noncontrolling interests included in the Bancorp's Consolidated Balance Sheets as of:

December 31, 2011 ($ in millions)		Home Equity Securitization	Automobile Loan Securitizations	CDC Investments	Total
Assets:					
Cash and due from banks	$	**5**	**25**	**-**	**30**
Other short-term investments		**-**	**7**	**-**	**7**
Commercial mortgage loans		**-**	**-**	**50**	**50**
Home equity		**223**	**-**	**-**	**223**
Automobile loans		**-**	**259**	**-**	**259**
ALLL		**(5)**	**(3)**	**(2)**	**(10)**
Other assets		**1**	**1**	**2**	**4**
Total assets		**224**	**289**	**50**	**563**
Liabilities:					
Other liabilities	$	**-**	**4**	**-**	**4**
Long-term debt		**22**	**169**	**-**	**191**
Total liabilities	$	**22**	**173**	**-**	**195**
Noncontrolling interests				**50**	**50**

December 31, 2010 ($ in millions)		Home Equity Securitization	Automobile Loan Securitizations	CDC Investments	Total
Assets:					
Cash and due from banks	$	7	45	-	52
Other short-term investments		-	7	-	7
Commercial mortgage loans		-	-	29	29
Home equity		241	-	-	241
Automobile loans		-	648	-	648
ALLL		(5)	(8)	(1)	(14)
Other assets		1	5	1	7
Total assets		244	697	29	970
Liabilities:					
Other liabilities	$	-	12	-	12
Long-term debt		133	559	-	692
Total liabilities	$	133	571	-	704
Noncontrolling interest				29	29

Home Equity and Automobile Loan Securitizations

The Bancorp previously sold $903 million of home equity lines of credit to an isolated trust. Additionally, the Bancorp previously sold $2.7 billion of automobile loans to an isolated trust and conduits in three separate transactions. Each of these transactions isolated the related loans through the use of a VIE that, under accounting guidance effective prior to January 1, 2010, was not consolidated by the Bancorp. The VIEs were funded through loans from large multi-seller asset-backed commercial paper conduits sponsored by third party agents, asset-backed securities issued with varying levels of credit subordination and payment priority, and residual interests. The Bancorp retained residual interests in these entities and, therefore, has an obligation to absorb losses and a right to receive benefits from the VIEs that could potentially be significant to the VIEs. In addition, the Bancorp retained servicing rights for the underlying loans and, therefore, holds the power to direct the activities of the VIEs that most significantly impact the economic performance of the VIEs. As a result, the Bancorp determined it is the primary beneficiary of these VIEs and, effective January 1, 2010, these VIEs have been consolidated in the Bancorp's Consolidated Financial Statements. The assets of each VIE are restricted to the settlement of the long-term debt and other liabilities of the respective entity. Third-party holders of this debt do not have recourse to the general assets of the Bancorp.

The economic performance of the VIEs is most significantly impacted by the performance of the underlying loans. The principal risks to which the entities are exposed include credit risk and interest rate risk. Credit risk is managed through credit enhancement in the form of reserve accounts, overcollateralization, excess interest on the loans, the subordination of certain classes of asset-backed securities to other classes, and in the case of the home equity transaction, an insurance policy with a third party guaranteeing payment of accrued and unpaid interest and principal on the securities. Interest rate risk is managed by interest rate swaps between the VIEs and third parties.

CDC Investments

CDC, a wholly owned subsidiary of the Bancorp, was created to invest in projects to create affordable housing, revitalize business and residential areas, and preserve historic landmarks. CDC generally co-invests with other unrelated companies and/or individuals and typically makes investments in a separate legal entity that owns the property under development. The entities are usually formed as limited partnerships and LLCs, and CDC typically invests as a limited partner/investor member in the form of equity contributions. The economic performance of the VIEs is driven by the performance of their underlying investment projects as well as the VIEs' ability to operate in compliance with the rules and regulations necessary for the qualification of tax credits generated by equity investments. Typically, the general partner or managing member will be the party that has the right to make decisions that will most significantly impact the economic performance of the entity. The Bancorp serves as the managing member of certain LLCs invested in business revitalization projects. The Bancorp has provided an indemnification guarantee to the investor member of these LLCs related to the qualification of tax credits generated by the investor member's investment. Accordingly, the Bancorp concluded that it is the primary beneficiary and, therefore, has consolidated these VIEs. As a result, the VIEs are presented as noncontrolling interests in the Bancorp's Consolidated Financial Statements. This presentation includes reporting separately the equity attributable to the noncontrolling interests in the Consolidated Balance Sheets and Consolidated Statements of Changes in Equity. Additionally, the net income attributable to the noncontrolling interests is reported separately in the Consolidated Statements of Income. The Bancorp's maximum exposure related to the indemnification at December 31, 2011 and 2010 was $10 million and $9 million, respectively, which is based on an amount required to meet the investor member's defined target rate of return.

Non-consolidated VIEs

The following tables provide a summary of assets and liabilities carried on the Bancorp's Consolidated Balance Sheets related to non-consolidated VIEs for which the Bancorp holds a variable interest, but is not the primary beneficiary to the VIE, as well as the Bancorp's maximum exposure to losses associated with its interests in the entities:

As of December 31, 2011 ($ in millions)		Total Assets	Total Liabilities	Maximum Exposure
CDC investments	$	**1,243**	**269**	**1,243**
Private equity investments		**161**	**3**	**327**
Money market funds		**53**	**-**	**62**
Loans provided to VIEs		**1,370**	**-**	**2,203**
Restructured loans		**10**	**-**	**12**

As of December 31, 2010 ($ in millions)		Total Assets	Total Liabilities	Maximum Exposure
CDC investments	$	1,241	286	1,241
Private equity investments		129	3	322
Money market funds		148	-	158
Loans provided to VIEs		1,175	-	1,908
Restructured loans		12	-	13

CDC Investments

As noted previously, CDC typically invests in VIEs as a limited partner or investor member in the form of equity contributions. The Bancorp has determined that it is not the primary beneficiary of these VIEs because it lacks the power to direct the activities that most significantly impact the economic performance of the underlying project or the VIEs' ability to operate in compliance with the rules and regulations necessary for the qualification of tax credits generated by equity investments. This power is held by the general partners/managing members who exercise full and exclusive control of the operations of the VIEs. Accordingly, the Bancorp accounts for these investments under the equity method of accounting.

The Bancorp's funding requirements are limited to its invested capital and any additional unfunded commitments for future equity contributions. The Bancorp's maximum exposure to loss as a result of its involvement with the VIEs is limited to the carrying amounts of the investments, including the unfunded commitments. The carrying amounts of these investments, which are included in other assets in the Consolidated Balance Sheets, and the liabilities related to the unfunded commitments, which are included in other liabilities in the Consolidated Balance Sheets, are included in the previous tables for all periods presented. The Bancorp has no other liquidity arrangements or obligations to purchase assets of the VIEs that would expose the Bancorp to a loss. In certain arrangements, the general partner/managing member of the VIE has guaranteed a level of projected tax credits to be received by the limited partners/investor members, thereby minimizing a portion of the Bancorp's risk.

Private Equity Investments

The Bancorp invests as a limited partner in private equity funds which provide the Bancorp an opportunity to obtain higher rates of return on invested capital, while also creating cross-selling opportunities for the Bancorp's commercial products. Each of the limited partnerships has an unrelated third-party general partner responsible for appointing the fund manager. The Bancorp has not been appointed fund manager for any of these private equity funds. The funds finance primarily all of their activities from the partners' capital contributions and investment returns. Under the VIE consolidation guidance still applicable to the funds, the Bancorp has determined that it is not the primary beneficiary of the funds because it does not absorb a majority of the funds' expected losses or receive a majority of the funds' expected residual returns. Therefore, the Bancorp accounts for its investments in these limited partnerships under the equity method of accounting.

The Bancorp is exposed to losses arising from negative performance of the underlying investments in the private equity funds. As a limited partner, the Bancorp's maximum exposure to loss is limited to the carrying amounts of the investments plus unfunded commitments. The carrying amounts of these investments, which are included in other assets in the Consolidated Balance Sheets, are included in the above tables. Also, as of December 31, 2011 and 2010 the unfunded commitment amounts to the funds were $166 million and $193 million, respectively. The Bancorp made capital contributions of $48 million and $34 million, respectively, to private equity funds during 2011 and 2010.

Money Market Funds

Under U.S. GAAP, money market funds are generally not considered VIEs because they are generally deemed to have sufficient equity at risk to finance their activities without additional subordinated financial support, and the fund shareholders do not lack the characteristics of a controlling interest. However, when a situation arises where an investment manager provides credit support to a fund, even when not contractually required to do so, the investment manager is deemed under U.S. GAAP to have provided an implicit guarantee of the fund's performance to the fund's shareholders. Such an implicit guarantee would require the investment manager and other variable interest holders to reconsider the VIE status of the fund, as well as all other similar funds where such an implicit guarantee is now deemed to exist.

In the fourth quarter of 2010, the Bancorp voluntarily provided credit support of less than $1 million to a money market fund managed by FTAM. Accordingly, the Bancorp was required to analyze the money market funds and similar funds managed by FTAM under the VIE consolidation guidance still applicable to these funds to determine the primary beneficiary of each fund. In analyzing these funds, the Bancorp determined that interest rate risk and credit risk are the two main risks to which the funds are exposed. After analyzing the interest rate risk variability and credit risk variability associated with these funds, the Bancorp determined that it is not the primary beneficiary of these funds because it does not absorb a majority of the funds' expected losses or receive a majority of the funds' expected residual returns. Therefore, the Bancorp's investments in these funds are included as other securities in the Bancorp's Consolidated Balance Sheets.

Loans Provided to VIEs

The Bancorp has provided funding to certain unconsolidated VIEs sponsored by third parties. These VIEs are generally established to finance certain consumer and small business loans originated by third parties. The entities are primarily funded through the issuance of a loan from the Bancorp or syndication through which the Bancorp is involved. The sponsor/administrator of the entities is responsible for servicing the underlying assets in the VIEs. Because the sponsor/administrator, not the Bancorp, holds the servicing responsibilities, which include the establishment and employment of default mitigation policies and procedures, the Bancorp does not hold the power to direct the activities most significant to the economic performance of the entity and, therefore, is not the primary beneficiary.

The principal risk to which these entities are exposed is credit risk related to the underlying assets. The Bancorp's maximum exposure to loss is equal to the carrying amounts of the loans and unfunded commitments to the VIEs. The Bancorp's outstanding loans to these VIEs, included in commercial loans in the Consolidated Balance Sheets, are included in the previous tables for all periods presented. Also, as of December 31, 2011 and 2010, the Bancorp's unfunded commitments to these entities were $833 million and $733 million, respectively. The loans and unfunded commitments to these VIEs are included in the Bancorp's overall analysis of the ALLL and reserve for unfunded commitments, respectively. The Bancorp does not provide any implicit or explicit liquidity guarantees or principal value guarantees to these VIEs.

Restructured Loans

As part of loan restructuring efforts, the Bancorp received equity capital from certain borrowers to facilitate the restructuring of the borrower's debt. These borrowers meet the definition of a VIE because the Bancorp was involved in their refinancing and because their equity capital is insufficient to fund ongoing operations. These restructurings were intended to provide the VIEs with serviceable debt levels while providing the Bancorp an opportunity to maximize the recovery of the loans. The VIEs finance their operations from earned income, capital contributions, and through restructured debt agreements. Assets of the VIEs are used to settle their specific obligations, including loan payments due to the Bancorp. The Bancorp continues to maintain its relationship with these VIEs as a lender and minority shareholder, however, it is not involved in management decisions and does not have sufficient voting rights to control the membership of the respective boards. Therefore, the Bancorp accounts for its equity investments in these VIEs under the equity method or cost method based on its percentage of ownership and ability to exercise significant influence.

The Bancorp's maximum exposure to loss as a result of its involvement with these VIEs is limited to the equity investments, the principal and accrued interest on the outstanding loans, and any unfunded commitments. Due to the VIEs' short-term cash deficit projections at the restructuring dates, the Bancorp determined that the initial fair value of its equity investments in these VIEs was zero. As of December 31, 2011 and 2010, the Bancorp's carrying value of these equity investments was immaterial. Additionally, the Bancorp had outstanding loans to these VIEs, included in commercial loans in the Consolidated Balance Sheets, which are included in the above tables for all periods presented. The Bancorp's unfunded loan commitments to these VIEs were $2 million and $1 million at December 31, 2011 and 2010, respectively. The loans and unfunded commitments to these VIEs are included in the Bancorp's overall analysis of the ALLL and reserve for unfunded commitments, respectively. The Bancorp does not provide any implicit or explicit liquidity guarantees or principal value guarantees to these VIEs.

12. SALES OF RESIDENTIAL MORTGAGE RECEIVABLES AND MORTGAGE SERVICING RIGHTS

The Bancorp sold fixed and adjustable rate residential mortgage loans during 2011, 2010, and 2009. In those sales, the Bancorp obtained servicing responsibilities and the investors have no recourse to the Bancorp's other assets for failure of debtors to pay when due. The Bancorp receives annual servicing fees based on a percentage of the outstanding balance. The Bancorp identifies classes of servicing assets based on financial asset type and interest rates.

Information related to residential mortgage loan sales and the Bancorp's mortgage banking activity, which is included in mortgage banking net revenue in the Consolidated Statements of Income, for the years ended December 31 is as follows:

($ in millions)		2011	2010	2009
Residential mortgage loan sales	$	**14,733**	17,861	20,605
Origination fees and gains on loan sales		**396**	490	485
Servicing fees		**234**	221	197

Servicing Assets

The following table presents changes in the servicing assets related to residential mortgage loans for the years ended December 31:

($ in millions)		2011	2010
Carrying amount as of the beginning of the period	$	**1,138**	979
Servicing obligations that result from the transfer of residential mortgage loans		**236**	297
Amortization		**(135)**	(138)
Carrying amount before valuation allowance		**1,239**	1,138
Valuation allowance for servicing assets:			
Beginning balance		**(316)**	(280)
Servicing impairment		**(242)**	(36)
Ending balance		**(558)**	(316)
Carrying amount as of the end of the period	$	**681**	822

Temporary impairment or impairment recovery, affected through a change in the MSR valuation allowance, is captured as a component of mortgage banking net revenue in the Consolidated Statements of Income. The Bancorp maintains a non-qualifying hedging strategy to manage a portion of the risk associated with changes in the value of the MSR portfolio. This strategy includes the purchase of free-standing derivatives and various available-for-sale securities. The interest income, mark-to-market adjustments and gain or loss from sale activities associated with these portfolios are expected to economically hedge a portion of the change in value of the MSR portfolio caused by fluctuating discount rates, earnings rates and prepayment speeds.

The fair value of the servicing asset is based on the present value of expected future cash flows. The following table displays the beginning and ending fair value for the years ended December 31:

($ in millions)		2011	2010
Fixed rate residential mortgage loans:			
Beginning balance	$	**791**	667
Ending balance		**649**	791
Adjustable rate residential mortgage loans:			
Beginning balance		**31**	32
Ending balance		**32**	31

The following table presents activity related to valuations of the MSR portfolio and the impact of the non-qualifying hedging strategy, which is included in the Consolidated Statements of Income for the years ended December 31:

($ in millions)		2011	2010	2009
Securities gains, net - non-qualifying hedges on MSRs	$	**9**	14	57
Changes in fair value and settlement of free-standing derivatives purchased to economically hedge the MSR portfolio (Mortgage banking net revenue)		**344**	109	41
Provision for MSR impairment (Mortgage banking net revenue)		**(242)**	(36)	(24)

As of December 31, 2011 and 2010, the key economic assumptions used in measuring the interests that continued to be held by the Bancorp at the date of sale or securitization resulting from transactions completed during the years ended December 31 were as follows:

		2011				2010			
	Rate	Weighted-Average Life (in years)	Prepayment Speed (annual)	Discount Rate (annual)	Weighted-Average Default rate	Weighted-Average Life (in years)	Prepayment Speed (annual)	Discount Rate (annual)	Weighted-Average Default rate
Residential mortgage loans:									
Servicing assets	Fixed	**7.2**	**8.8 %**	**10.5 %**	**N/A**	6.7	10.7 %	10.3 %	N/A
Servicing assets	Adjustable	**3.7**	**22.8**	**11.4**	**N/A**	3.6	23.3	11.3	N/A

Based on historical credit experience, expected credit losses for residential mortgage loan servicing assets have been deemed immaterial, as the Bancorp sold the majority of the underlying loans without recourse. At December 31, 2011 and 2010, the Bancorp serviced $57.1 billion and $54.2 billion, respectively, of residential mortgage loans for other investors. The value of interests that continue to be held by the Bancorp is subject to credit, prepayment and interest rate risks on the sold financial assets. At December 31, 2011, the sensitivity of the current fair value of residual cash flows to immediate 10% and 20% adverse changes in those assumptions are as follows:

				Prepayment Speed Assumption			Residual Servicing Cash Flows			Weighted-Average Default		
					Impact of Adverse Change on Fair Value			Impact of Adverse Change on Fair Value			Impact of Adverse Change on Fair Value	
($ in millions)	Rate	Fair Value	Weighted-Average Life (in years)	Rate	10%	20%	Discount Rate	10%	20%	Rate	10%	20%
Residential mortgage loans:												
Servicing assets	Fixed	$ 649	5.0	17.9 %	$ (36)	(68)	10.6 %	$ (23)	(43)	- %	-	-
Servicing assets	Adjustable	32	3.0	28.7	(2)	(3)	11.8	(1)	(2)	-	-	-

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% and 20% variation in the assumptions typically cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the previous table, the effect of a variation in a particular assumption on the fair value of the interests that continue to be held by the Bancorp is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract these sensitivities.

13. DERIVATIVE FINANCIAL INSTRUMENTS

The Bancorp maintains an overall risk management strategy that incorporates the use of derivative instruments to reduce certain risks related to interest rate, prepayment and foreign currency volatility. Additionally, the Bancorp holds derivative instruments for the benefit of its commercial customers and for other business purposes. The Bancorp does not enter into unhedged speculative derivative positions.

The Bancorp's interest rate risk management strategy involves modifying the repricing characteristics of certain financial instruments so that changes in interest rates do not adversely affect the Bancorp's net interest margin and cash flows. Derivative instruments that the Bancorp may use as part of its interest rate risk management strategy include interest rate swaps, interest rate floors, interest rate caps, forward contracts, options and swaptions. Interest rate swap contracts are exchanges of interest payments, such as fixed-rate payments for floating-rate payments, based on a stated notional amount and maturity date. Interest rate floors protect against declining rates, while interest rate caps protect against rising interest rates. Forward contracts are contracts in which the buyer agrees to purchase, and the seller agrees to make delivery of, a specific financial instrument at a predetermined price or yield. Options provide the purchaser with the right, but not the obligation, to purchase or sell a contracted item during a specified period at an agreed upon price. Swaptions are financial instruments granting the owner the right, but not the obligation, to enter into or cancel a swap.

Prepayment volatility arises mostly from changes in fair value of the largely fixed-rate MSR portfolio, mortgage loans and mortgage-backed securities. The Bancorp may enter into various free-standing derivatives (principal-only swaps, interest rate swaptions, interest rate floors, mortgage options, TBAs and interest rate swaps) to economically hedge prepayment volatility. Principal-only swaps are total return swaps based on changes in the value of the underlying mortgage principal-only trust. TBAs are a forward purchase agreement for a mortgage-backed securities trade whereby the terms of the security are undefined at the time the trade is made.

Foreign currency volatility occurs as the Bancorp enters into certain loans denominated in foreign currencies. Derivative instruments that the Bancorp may use to economically hedge these foreign denominated loans include foreign exchange swaps and forward contracts.

The Bancorp also enters into derivative contracts (including foreign exchange contracts, commodity contracts and interest rate contracts) for the benefit of commercial customers and other business purposes. The Bancorp may economically hedge significant exposures related to these free-standing derivatives by entering into offsetting third-party contracts with approved, reputable counterparties with substantially matching terms and currencies. Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Bancorp's exposure is limited to the replacement value of the contracts rather than the notional, principal or contract amounts. Credit risk is minimized through credit approvals, limits, counterparty collateral and monitoring procedures.

The Bancorp's derivative assets contain certain contracts in which the Bancorp requires the counterparties to provide collateral in the form of cash and securities to offset changes in the fair value of the derivatives, including changes in the fair value due to credit risk of the counterparty. As of December 31, 2011 and 2010, the balance of collateral held by the Bancorp for derivative assets was $1.2 billion and $903 million, respectively. The credit component negatively impacting the fair value of derivative assets associated with customer accommodation contracts as of December 31, 2011 and 2010 was $28 million and $41 million, respectively.

In measuring the fair value of derivative liabilities, the Bancorp considers its own credit risk, taking into consideration collateral maintenance requirements of certain derivative counterparties and the duration of instruments with counterparties that do not require collateral maintenance. When necessary, the Bancorp primarily posts collateral in the form of cash and securities to offset changes in fair value of the derivatives, including changes in fair value due to the Bancorp's credit risk. As of December 31, 2011 and 2010, the balance of collateral posted by the Bancorp for derivative liabilities was $788 million and $680 million, respectively. Certain of the Bancorp's derivative liabilities contain credit-risk related contingent features that could result in the requirement to post additional collateral upon the occurrence of specified events. As of December 31, 2011, the fair value of the additional collateral that could be required to be posted as a result of the credit-risk related contingent features being triggered was not material to the Bancorp's Consolidated Financial Statements. The posting of collateral has been determined to remove the need for consideration of credit risk. As a result, the Bancorp determined that the impact of the Bancorp's credit risk to the valuation of its derivative liabilities was immaterial to the Bancorp's Consolidated Financial Statements.

The Bancorp holds certain derivative instruments that qualify for hedge accounting treatment and are designated as either fair value hedges or cash flow hedges. Derivative instruments that do not qualify for hedge accounting treatment, or for which hedge accounting is not established, are held as free-standing derivatives. All customer accommodation derivatives are held as free-standing derivatives.

The fair value of derivative instruments is presented on a gross basis, even when the derivative instruments are subject to master netting arrangements. Derivative instruments with a positive fair value are reported in other assets in the Consolidated Balance Sheets while derivative instruments with a negative fair value are reported in other liabilities in the Consolidated Balance Sheets. Cash collateral payables and receivables associated with the derivative instruments are not added to or netted against the fair value amounts.

The following tables reflect the notional amounts and fair values for all derivative instruments included in the Consolidated Balance Sheets as of:

			Fair Value	
December 31, 2011 ($ in millions)		**Notional Amount**	**Derivative Assets**	**Derivative Liabilities**
Qualifying hedging instruments				
Fair value hedges:				
Interest rate swaps related to long-term debt	$	4,080	662	-
Total fair value hedges			662	-
Cash flow hedges:				
Interest rate floors related to C&I loans		1,500	91	-
Interest rate swaps related to C&I loans		1,500	59	-
Interest rate caps related to long-term debt		500	-	-
Interest rate swaps related to long-term debt		250	-	5
Total cash flow hedges			150	5
Total derivatives designated as qualifying hedging instruments			812	5
Derivatives not designated as qualifying hedging instruments				
Free-standing derivatives - risk management and other business purposes				
Interest rate contracts related to MSRs		3,077	187	-
Forward contracts related to held for sale mortgage loans		5,705	8	54
Interest rate swaps related to long-term debt		311	1	3
Put options associated with sale of the processing business		978	-	1
Stock warrants associated with sale of the processing business		223	111	-
Swap associated with the sale of Visa, Inc. Class B shares		436	-	78
Total free-standing derivatives - risk management and other business purposes			307	136
Free-standing derivatives - customer accommodation:				
Interest rate contracts for customers		30,000	774	795
Interest rate lock commitments		3,835	33	1
Commodity contracts		2,074	134	130
Foreign exchange contracts		17,909	294	275
Derivative instruments related to equity linked CDs		34	2	2
Total free-standing derivatives - customer accommodation			1,237	1,203
Total derivatives not designated as qualifying hedging instruments			1,544	1,339
Total		$	2,356	1,344

December 31, 2010 ($ in millions)	Notional Amount	Fair Value Derivative Assets	Fair Value Derivative Liabilities
Qualifying hedging instruments			
Fair value hedges:			
Interest rate swaps related to long-term debt	$ 4,355	442	-
Total fair value hedges		442	-
Cash flow hedges:			
Interest rate floors related to C&I loans	1,500	153	-
Interest rate swaps related to C&I loans	3,000	8	-
Interest rate caps related to long-term debt	1,500	4	-
Interest rate swaps related to long-term debt	1,190	-	31
Total cash flow hedges		165	31
Total derivatives designated as qualifying hedging instruments		607	31
Derivatives not designated as qualifying hedging instruments			
Free-standing derivatives - risk management and other business purposes			
Interest rate contracts related to MSRs	12,477	141	81
Forward contracts related to held for sale mortgage loans	6,389	90	14
Interest rate swaps related to long-term debt	173	3	1
Foreign exchange contracts for trading purposes	2,494	4	4
Put options associated with sale of the processing business	769	-	8
Stock warrants associated with sale of the processing business	175	79	-
Swap associated with the sale of Visa, Inc. Class B shares	363	-	18
Total free-standing derivatives - risk management and other business purposes		317	126
Free-standing derivatives - customer accommodation:			
Interest rate contracts for customers	26,817	701	735
Interest rate lock commitments	1,772	9	9
Commodity contracts	1,878	99	92
Foreign exchange contracts	17,998	339	319
Derivative instruments related to equity linked CDs	70	2	2
Total free-standing derivatives - customer accommodation		1,150	1,157
Total derivatives not designated as qualifying hedging instruments		1,467	1,283
Total		$ 2,074	1,314

Fair Value Hedges

The Bancorp may enter into interest rate swaps to convert its fixed-rate funding to floating-rate. Decisions to convert fixed-rate funding to floating are made primarily through consideration of the asset/liability mix of the Bancorp, the desired asset/liability sensitivity and interest rate levels. As of December 31, 2011 and 2010 certain interest rate swaps met the criteria required to qualify for the shortcut method of accounting. Based on this shortcut method of accounting treatment, no ineffectiveness is assumed. For interest rate swaps that do not meet the shortcut requirements, an assessment of hedge effectiveness using regression analysis was performed and such swaps were accounted for using the "long-haul" method. The long-haul method requires a quarterly assessment of hedge effectiveness and measurement of ineffectiveness. For interest rate swaps accounted for as a fair value hedge using the long-haul method, ineffectiveness is the difference between the changes in the fair value of the interest rate swap and changes in fair value of the related hedged item attributable to the risk being hedged. The ineffectiveness on interest rate swaps hedging fixed-rate funding is reported within interest expense in the Consolidated Statements of Income. The following table reflects the change in fair value of interest rate contracts, designated as fair value hedges, as well as the change in fair value of the related hedged items attributable to the risk being hedged, included in the Consolidated Statements of Income:

For the year ended December 31 ($ in millions)	Consolidated Statements of Income Caption		2011	2010	2009
Interest rate contracts:					
Change in fair value of interest rate swaps hedging long-term debt	Interest on long-term debt	$	**220**	167	(548)
Change in fair value of hedged long-term debt	Interest on long-term debt		**(227)**	(168)	538
Change in fair value of interest rate swaps hedging time deposits	Interest on deposits		**-**	6	4
Change in fair value of hedged time deposits	Interest on deposits		**-**	(6)	(3)

Cash Flow Hedges

The Bancorp may enter into interest rate swaps to convert floating-rate assets and liabilities to fixed rates or to hedge certain forecasted transactions. The assets or liabilities may be grouped in circumstances where they share the same risk exposure for which the Bancorp desired to hedge. The Bancorp may also enter into interest rate caps and floors to limit cash flow variability of floating rate assets and liabilities. As of December 31, 2011, all hedges designated as cash flow hedges are assessed for effectiveness using regression analysis. Ineffectiveness is generally measured as the amount by which the cumulative change in the fair value of the hedging instrument exceeds the present value of the cumulative change in the hedged item's expected cash flows attributable to the risk being hedged. Ineffectiveness is reported within other noninterest income in the Consolidated Statements of Income. The effective portion of the cumulative gains or losses on cash flow hedges are reported within accumulated other comprehensive income and are reclassified from accumulated other comprehensive income to current period earnings when the forecasted transaction affects earnings.

Reclassified gains and losses on interest rate contracts related to commercial and industrial loans are recorded within interest income while reclassified gains and losses on interest rate contracts related to debt are recorded within interest expense in the Consolidated Statements of Income. As of December 31, 2011 and 2010, $80 million and $67 million, respectively, of deferred gains, net of tax, on cash flow hedges were recorded in accumulated other comprehensive income in the Consolidated Balance Sheets. As of December 31, 2011, $70 million in net deferred gains, net of tax, recorded in accumulated other comprehensive income are expected to be reclassified into earnings during the next twelve months. During 2011, $11 million of losses were reclassified from accumulated other comprehensive income into noninterest expense as it was determined that the original forecasted transaction was no longer probable of occurring by the end of the originally specified time period or within the additional period of time as defined by U.S. GAAP. During 2010, there were no gains or losses reclassified into earnings associated with the discontinuance of cash flow hedges because it was probable that the original forecasted transaction would not occur.

The following table presents the net gains (losses) recorded in the Consolidated Statements of Income and accumulated other comprehensive income in the Consolidated Statements of Changes in Equity relating to derivative instruments designated as cash flow hedges.

For the year ended December 31 ($ in millions)		2011	2010	2009
Amount of net gain recognized in OCI	$	**89**	2	75
Amount of net gain reclassified from OCI into net income		**69**	60	49
Amount of ineffectiveness recognized in other noninterest income		**1**	6	(1)

Free-Standing Derivative Instruments – Risk Management and Other Business Purposes

As part of its overall risk management strategy relative to its mortgage banking activity, the Bancorp may enter into various free-standing derivatives (principal-only swaps, interest rate swaptions, interest rate floors, mortgage options, TBAs and interest rate swaps) to economically hedge changes in fair value of its largely fixed-rate MSR portfolio. Principal-only swaps hedge the mortgage-LIBOR spread because these swaps appreciate in value as a result of tightening spreads. Principal-only swaps also provide prepayment protection by increasing in value when prepayment speeds increase, as opposed to MSRs that lose value in a faster prepayment environment. Receive fixed/pay floating interest rate swaps and swaptions increase in value when interest rates do not increase as quickly as expected.

The Bancorp enters into forward contracts and mortgage options to economically hedge the change in fair value of certain residential mortgage loans held for sale due to changes in interest rates. The Bancorp may also enter into forward swaps to economically hedge the change in fair value of certain commercial mortgage loans held for sale due to changes in interest rates. Interest rate lock commitments issued on residential mortgage loan commitments that will be held for sale are also considered free-standing derivative instruments and the interest rate exposure on these commitments is economically hedged primarily with forward contracts. Revaluation gains and losses from free-standing derivatives related to mortgage banking activity are recorded as a component of mortgage banking net revenue in the Consolidated Statements of Income.

Additionally, the Bancorp may enter into free-standing derivative instruments (options, swaptions and interest rate swaps) in order to minimize significant fluctuations in earnings and cash flows caused by interest rate and prepayment volatility. The gains and losses on these derivative contracts are recorded within other noninterest income in the Consolidated Statements of Income.

In conjunction with the sale of the processing business in 2009, the Bancorp received warrants and issued put options, which are accounted for as free-standing derivatives. Refer to Note 27 for further discussion of significant inputs and assumptions used in the valuation of these instruments.

In conjunction with the sale of Visa, Inc. Class B shares in 2009, the Bancorp entered into a total return swap in which the Bancorp will make or receive payments based on subsequent changes in the conversion rate of the Class B shares into Class A shares. This total return swap is accounted for as a free-standing derivative. See Note 27 for further discussion of significant inputs and assumptions used in the valuation of this instrument.

The Bancorp entered into certain derivatives (forwards, futures and options) related to its foreign exchange business. These derivative contracts were not designated against specific assets or liabilities or to forecasted transactions. Therefore, these instruments did not qualify for hedge accounting. The Bancorp economically hedged the exposures related to these derivative contracts by entering into offsetting contracts with approved, reputable, independent counterparties with substantially similar terms. Revaluation gains and losses on these foreign currency derivative contracts were recorded within other noninterest income in the Consolidated Statements of Income. The net gains (losses) recorded in the Consolidated Statements of Income relating to free-standing derivative instruments used for risk management and other business purposes are summarized in the following table:

For the year ended December 31 ($ in millions)	Consolidated Statements of Income Caption		2011	2010	2009
Interest rate contracts:					
Forward contracts related to residential mortgage loans held for sale	Mortgage banking net revenue	$	**(128)**	40	55
Interest rate swaps and swaptions related to MSR portfolio	Mortgage banking net revenue		**345**	109	41
Interest rate swaps related to long-term debt	Other noninterest income		**7**	2	3
Foreign exchange contracts:					
Foreign exchange contracts for trading purposes	Other noninterest income		**-**	-	(10)
Equity contracts:					
Warrants associated with sale of the processing business	Other noninterest income		**32**	4	13
Put options associated with sale of the processing business	Other noninterest income		**7**	1	5
Swap associated with sale of Visa, Inc. Class B shares	Other noninterest income		**(83)**	(19)	(2)

Free-Standing Derivative Instruments – Customer Accommodation

The majority of the free-standing derivative instruments the Bancorp enters into are for the benefit of its commercial customers. These derivative contracts are not designated against specific assets or liabilities on the Bancorp's Consolidated Balance Sheets or to forecasted transactions and, therefore, do not qualify for hedge accounting. These instruments include foreign exchange derivative contracts entered into for the benefit of commercial customers involved in international trade to hedge their exposure to foreign currency fluctuations and commodity contracts to hedge such items as natural gas and various other derivative contracts. The Bancorp may economically hedge significant exposures related to these derivative contracts entered into for the benefit of customers by entering into offsetting contracts with approved, reputable, independent counterparties with substantially matching terms. The Bancorp hedges its interest rate exposure on commercial customer transactions by executing offsetting swap agreements with primary dealers. Revaluation gains and losses on interest rate, foreign exchange, commodity and other commercial customer derivative contracts are recorded as a component of corporate banking revenue in the Consolidated Statements of Income.

The Bancorp previously offered its customers an equity-linked certificate of deposit that had a return linked to equity indices. Under U.S. GAAP, a certificate of deposit that pays interest based on changes on an equity index is a hybrid instrument that requires separation into a host contract (the certificate of deposit) and an embedded derivative contract (written equity call option). The Bancorp entered into offsetting derivative contracts to economically hedge the exposure taken through the issuance of equity-linked certificates of deposit. Both the embedded derivative and the derivative contract entered into by the Bancorp are recorded as free-standing derivatives and recorded at fair value with offsetting gains and losses recognized within noninterest income in the Consolidated Statements of Income. The Bancorp enters into risk participation agreements, under which the Bancorp assumes credit exposure relating to certain underlying interest rate derivative contracts. The Bancorp only enters into these risk participation agreements in instances in which the Bancorp has participated in the loan that the underlying interest rate derivative contract was designed to hedge. The Bancorp will make payments under these agreements if a customer defaults on its obligation to perform under the terms of the underlying interest rate derivative contract. As of December 31, 2011 and 2010 the total notional amount of the risk participation agreements was $808 million and $851 million, respectively, and the fair value was a liability of $2 million at December 31, 2011 and $1 million at December 31, 2010, which is included in interest rate contracts for customers. As of December 31, 2011, the risk participation agreements had an average life of 2.5 years.

The Bancorp's maximum exposure in the risk participation agreements is contingent on the fair value of the underlying interest rate derivative contracts in an asset position at the time of default. The Bancorp monitors the credit risk associated with the underlying customers in the risk participation agreements through the same risk grading system currently utilized for establishing loss reserves in its loan and lease portfolio.

Risk ratings of the notional amount of risk participation agreements under this risk rating system are summarized in the following table:

At December 31 ($ in millions)		2011	2010
Pass	$	**772**	744
Special mention		**14**	37
Substandard		**18**	69
Doubtful		**4**	1
Total	$	**808**	851

The net gains (losses) recorded in the Consolidated Statements of Income relating to free-standing derivative instruments used for customer accommodation are summarized in the following table:

For the year ended December 31 ($ in millions)	Consolidated Statements of Income Caption		2011	2010	2009
Interest rate contracts:					
Interest rate contracts for customers (contract revenue)	Corporate banking revenue	$	**28**	26	21
Interest rate contracts for customers (credit losses)	Other noninterest expense		**(13)**	(22)	(33)
Interest rate contracts for customers (credit portion of fair value adjustment)	Other noninterest expense		**13**	(1)	(7)
Interest rate lock commitments	Mortgage banking net revenue		**206**	187	129
Commodity contracts:					
Commodity contracts for customers (contract revenue)	Corporate banking revenue		**8**	8	6
Commodity contracts for customers (credit portion of fair value adjustment)	Other noninterest expense		**-**	-	2
Foreign exchange contracts:					
Foreign exchange contracts - customers (contract revenue)	Corporate banking revenue		**47**	63	76
Foreign exchange contracts - customers (credit portion of fair value adjustment)	Other noninterest expense		**1**	(1)	2

14. OTHER ASSETS

The following table provides the components of other assets included in the Consolidated Balance Sheets as of December 31:

($ in millions)		2011	2010
Derivative instruments	$	**2,356**	2,074
Bank owned life insurance		**1,742**	1,715
Partnership investments		**1,413**	1,367
Accounts receivable and drafts-in-process		**955**	1,023
Bankers' acceptances		**726**	369
Investment in Vantiv Holding, LLC		**576**	522
OREO and other repossessed personal property		**442**	532
Accrued interest receivable		**382**	413
Prepaid expenses		**84**	133
Income tax receivable		**5**	1
Deferred tax asset		**-**	13
Other		**182**	238
Total	$	**8,863**	8,400

The Bancorp incorporates the utilization of derivative instruments as part of its overall risk management strategy to reduce certain risks related to interest rate, prepayment and foreign currency volatility. The Bancorp also holds derivatives instruments for the benefit of its commercial customers. For further information on derivative instruments, see Note 13.

The Bancorp purchases life insurance policies on the lives of certain directors, officers and employees and is the owner and beneficiary of the policies. See Note 1 for further information. Certain BOLI policies have a stable value agreement through either a large, well-rated bank or multi-national insurance carrier that provides limited cash surrender value protection from declines in the value of each policy's underlying investments. During 2009, the value of the investments underlying one of the Bancorp's BOLI policies continued to decline due to disruptions in the credit markets, widening of credit spreads between U.S. treasuries/swaps versus municipal bonds and bank trust preferred securities, and illiquidity in the asset-backed securities market. These factors caused the cash surrender value to decline further beyond the protection provided by the stable value agreement. As a result of exceeding the cash surrender value protection, the Bancorp recorded charges of $10 million during 2009 to reflect declines in the policy's cash surrender value. The cash surrender value of this BOLI policy was $237 million at December 31, 2009.

During 2009, the Bancorp notified the related insurance carrier of its intent to surrender this BOLI policy. Due to the fact the Bancorp had not yet decided the manner in which it would surrender the policy, which may have impacted the cash surrender value protection, and because of ongoing developments in litigation with the insurance carrier, the Bancorp recognized charges of $43 million in 2009 to fully reserve for the potential loss of the cash surrender value protection associated with the policy. In addition, the Bancorp recognized tax benefits of $106 million in 2009 related to losses recorded in prior periods on this policy that are now expected to be tax deductible.

During 2010, an agreement to settle the claims with the insurance carrier was reached among the parties to the litigation. As a result of this settlement and the corresponding receipt of settlement proceeds from the insurance carrier in the third quarter of 2010, the Bancorp recorded $152 million in other noninterest income and $25 million associated with legal fees related to the settlement in other noninterest expense in the Bancorp's Consolidated Statements of Income.

CDC, a wholly owned subsidiary of the Bancorp, was created to invest in projects to create affordable housing, revitalize business and residential areas, and preserve historic landmarks, which are included above in partnership investments. The Bancorp has determined that these entities are VIEs and the Bancorp's investments represent variable interests. See Note 11 for further information.

A bankers' acceptance is created when a time draft is drawn on and accepted by a bank. By accepting the draft, the bank assumes the credit risk of the underlying obligor, usually the buyer or the seller of goods or their bank, and makes an unconditional promise to pay the holder of the draft the amount of the draft at maturity, which is generally less than one year from the date of the draft. When the Bancorp is the accepting bank, it records the full amount of the acceptance in both other assets and other liabilities on the Consolidated Balance Sheets.

On June 30, 2009, the Bancorp sold an approximate 51% interest in Vantiv Holding, LLC (formerly FTPS) to Advent International. The Bancorp's remaining approximate 49% ownership in Vantiv Holding, LLC is accounted for under the equity method of accounting.

OREO represents property acquired through foreclosure or other proceedings and is carried at the lower of cost or fair value, less costs to sell. See Note 1 for further information.

15. SHORT-TERM BORROWINGS

Borrowings with original maturities of one year or less are classified as short term, and include federal funds purchased and other short-term borrowings. Federal funds purchased are excess balances in reserve accounts held at Federal Reserve Banks that the Bancorp purchased from other member banks on an overnight basis. Other short-term borrowings include securities sold under repurchase agreements, derivative collateral, FHLB advances and other borrowings with original maturities of one year or less.

A summary of short-term borrowings and weighted-average rates follows:

	2011		2010	
($ in millions)	**Amount**	**Rate**	Amount	Rate
As of December 31:				
Federal funds purchased	**$ 346**	**0.04%**	$ 279	0.18%
Other short-term borrowings	**3,239**	**0.09**	1,574	0.14
Average for the years ended December 31:				
Federal funds purchased	**$ 345**	**0.11%**	$ 291	0.17%
Other short-term borrowings	**2,777**	**0.12**	1,635	0.21
Maximum month-end balance for the years ended December 31:				
Federal funds purchased	**$ 451**		$ 422	
Other short-term borrowings	**4,894**		1,975	

16. LONG-TERM DEBT

The following table is a summary of the Bancorp's long-term borrowings at December 31:

($ in millions)	Maturity	Interest Rate	2011	2010
Parent Company				
Senior:				
Fixed-rate notes	2013	6.25%	$ **779**	797
Fixed-rate notes	2016	3.625%	**1,000**	-
Subordinated:(b)				
Floating-rate notes	2016	0.98%	**250**	250
Fixed-rate notes	2017	5.45%	**589**	613
Fixed-rate notes	2018	4.50%	**581**	584
Fixed-rate notes	2038	8.25%	**1,348**	1,034
Junior subordinated:(a)				
Fixed-rate notes(c)	2067	6.50%	**750**	750
Fixed-rate notes(c)	2067	7.25%	**594**	613
Fixed-rate notes(c)	2067	7.25%	**894**	907
Fixed-rate notes(c)			**-**	400
Structured repurchase agreements:				
Floating-rate notes	2013	2.49%	**250**	-
Floating-rate notes	2013	2.54%	**125**	-
Subsidiaries				
Senior:				
Floating-rate bank notes	2013	0.58%	**500**	499
Subordinated:(b)				
Fixed-rate bank notes	2015	4.75%	**561**	561
Junior subordinated:(a)				
Floating-rate bank notes			**-**	51
Floating-rate debentures			**-**	67
Floating-rate debentures	2035	1.97% - 2.24%	**62**	62
FHLB advances	2012-2041	0.05% - 8.34%	**1,055**	1,561
Notes associated with consolidated VIEs:				
Automobile loan securitizations:				
Fixed-rate notes	2013	4.81%	**2**	99
Floating-rate notes	2013-2015	0.81% - 2.25%	**169**	460
Home equity securitization:				
Floating-rate notes	2023	0.50%	**22**	133
Other	2012-2039	Varies	**151**	117
Total			$ **9,682**	9,558

(a) Qualify as Tier I capital for regulatory capital purposes. See Note 28 for further information.
(b) Qualify as Tier II capital for regulatory capital purposes.
(c) Future periods of debt are floating.

The Bancorp pays down long-term debt in accordance with contractual terms over maturity periods summarized in the above table. Contractually obligated payments for long-term debt as of December 31, 2011 are due over the following periods: $8 million in 2012; $1.7 billion in 2013, $18 million in 2014, $738 million in 2015, $2.3 billion in 2016 and $5.0 billion after 2016.

At December 31, 2011, the Bancorp had outstanding principal balances of $9.0 billion, net discounts of $18 million and additions for mark-to-market adjustments on its hedged debt of $662 million. At December 31, 2010, the Bancorp had outstanding principal balances of $9.1 billion, net discounts of $15 million and additions for mark-to-market adjustments on its hedged debt of $439 million. The Bancorp was in compliance with all debt covenants at December 31, 2011.

PARENT COMPANY LONG-TERM BORROWINGS

Senior Notes

In April 2008, the Bancorp issued $750 million of senior notes to third party investors. The senior notes bear a fixed rate of interest of 6.25% per annum. The Bancorp entered into interest rate swaps to convert $675 million to floating rate and, at December 31, 2011 and 2010, paid a rate of 2.84% and 2.70%, respectively. The notes are unsecured, senior obligations of the Bancorp. Payment of the full principal amount of the notes will be due upon maturity on May 1, 2013. The notes are not subject to redemption at the Bancorp's option at any time prior to maturity.

On January 25, 2011, the Bancorp issued $1.0 billion of senior notes to third party investors. The Senior Notes bear a fixed rate of interest of 3.625% per annum. The Bancorp entered into interest rate swaps to convert $500 million to floating rate and, at December 31, 2011, paid a rate of 0.26%. The notes are unsecured, senior obligations of the Bancorp. Payment of the full principal amounts of the notes is due upon maturity on January 25, 2016. The notes are not subject to redemption at the Bancorp's option at any time prior to maturity

Subordinated Debt

The subordinated floating-rate notes due in 2016 pay interest at three-month LIBOR plus 42 bps. The Bancorp has entered into interest rate swaps to convert its subordinated fixed-rate notes due in 2017 and 2018 to floating-rate, which pay interest at three-month LIBOR plus 42 bps and 25 bps, respectively, at December 31, 2011. The rates paid on the swaps hedging the subordinated floating-rate notes due in 2017 and 2018 were 0.82% and 0.78%, respectively, at December 31, 2011. Of the $1.0 billion in 8.25% subordinated fixed rate notes due in 2038, $705 million were subsequently hedged to floating and paid a rate of 3.58% at December 31, 2011.

Junior Subordinated Debt

The 6.50% junior subordinated notes due in 2067, with a carrying and outstanding principal balance of $750 million at December 31, 2011, pay a fixed rate of 6.50% until 2017, then convert to a floating rate at three-month LIBOR plus 137 bps until 2047. Thereafter, the notes pay a floating rate at one-month LIBOR plus 237 bps. Junior subordinated notes due in 2067, with a carrying amount of $594 million and an outstanding principal balance of $575 million at December 31, 2011, pay a fixed rate of 7.25% until 2057, then convert to a floating rate at three-month LIBOR plus 257 bps. The Bancorp entered into interest rate swaps to convert $500 million of the fixed-rate debt into a floating rate. At December 31, 2011, the weighted-average rate paid on these swaps was 1.18%. Junior subordinated notes due in 2067, with a carrying amount of $894 million and an outstanding principal balance of $863 million at December 31, 2011, pay a fixed rate of 7.25% until 2057, then convert to a floating rate at three-month LIBOR plus 303 bps thereafter. The Bancorp entered into interest rate swaps to convert $700 million of the fixed-rate debt into a floating rate. At December 31, 2011, the weighted-average rate paid on the swaps was 1.61%. The obligations were issued to Fifth Third Capital Trusts IV, V and VI, respectively. The Bancorp has fully and unconditionally guaranteed all obligations under the trust preferred securities issued by Fifth Third Capital Trusts IV, V and VI. In addition, the Bancorp entered into replacement capital covenants for the benefit of holders of long-term debt senior to the junior subordinated notes that limits, subject to certain restrictions, the Bancorp's ability to redeem the junior subordinated notes prior to their scheduled maturity. In November 2010, the Bancorp amended the debt covenants to remove a requirement to issue replacement capital securities at least 180 days prior to calling the trust preferred securities.

Under recent regulatory developments, certain of the Bancorp's trust preferred securities are callable at par as of certain dates, or may become callable at par under certain circumstances. On March 18, 2011, the Bancorp announced that the Federal Reserve Board did not object to the Bancorp's capital plan submitted under the Federal Reserve's 2011 CCAR. Pursuant to this plan, the Bancorp redeemed $452 million of certain trust preferred securities, at par, classified as long-term debt during 2011. The trust preferred securities redeemed related to the Fifth Third Capital Trust VII, First National Bankshares Statutory Trust I and R&G Capital Trust II, LLT. As a result of these redemptions the Bancorp recorded a $6 million gain on the extinguishment within other noninterest expense in the Consolidated Statements of Income. All redemptions are subject to certain conditions and generally require approval by the FRB.

Structured Repurchase Agreements

In order to meet its funding obligations, the Bancorp enters into repurchase agreements with customers, which are accounted for as collateralized financing transactions, where excess customer funds are borrowed overnight by the Bancorp, and later repurchased by the customers. At December 31, 2011, the total amount of repurchase agreements outstanding was $375 million.

SUBSIDIARY LONG-TERM BORROWINGS

Senior and Subordinated Debt

Medium-term senior notes and subordinated bank notes with maturities ranging from one year to 30 years can be issued by the Bancorp's banking subsidiary, of which $1.0 billion was outstanding at December 31, 2011 and 2010 with $19.0 billion available for future issuance. The senior floating-rate bank notes due in 2013 pay a floating rate at three-month LIBOR plus 11 bps. For the subordinated fixed-rate bank notes due in 2015, the Bancorp entered into interest rate swaps to convert the fixed-rate debt into floating rate. At December 31, 2011, the weighted-average rate paid on the swaps was 0.53%. In addition to the aforementioned redemption of trust preferred securities, the Bancorp redeemed certain trust preferred securities of $65 million through the remainder of 2011, which related to the R&G Crown Cap Trust IV, the R&G Crown Cap Trust I and First National Bankshares Statutory Trust II. As a result of these redemptions, the Bancorp recorded a $1 million gain on the extinguishment within other noninterest expense in the Consolidated Statements of Income.

Junior Subordinated Debt

The junior subordinated floating-rate bank notes due in 2035 were assumed by a subsidiary of the Bancorp as part of the acquisition of First Charter in May 2008. The obligation was issued to First Charter Capital Trust I and II, respectively. The notes of First Charter Capital Trust I and II pay floating at three-month LIBOR plus 169 bps and 142 bps, respectively. The Bancorp has fully and unconditionally guaranteed all obligations under the acquired trust preferred securities issued by First Charter Capital Trust I and II. As previously mentioned, in the junior subordinated debt section of the parent company long-term borrowings, the FRB did not object to the Bancorp's capital plan under the Federal Reserve's 2011 CCAR and therefore the Bancorp redeemed $65 million of trust preferred securities previously acquired by a Bancorp subsidiary, at par, during 2011.

FHLB Advances

At December 31, 2011, FHLB advances have rates ranging from 0.05% to 8.34%, with interest payable monthly. The advances are secured by certain residential mortgage loans and securities totaling $17.5 billion. At December 31, 2010, $500 million of FHLB advances were floating-rate. The Bancorp entered into an interest rate swap with a notional value of $500 million to convert the floating-rate advances to a fixed rate of 2.63%. During the third quarter of 2011, the Bancorp terminated a $500 million FHLB advance and incurred a termination fee of $2 million within other noninterest expense in the Consolidated Statements of Income. In November 2010, the Bancorp repaid a floating-rate advance of $1.0 billion due in 2012 and terminated the interest rate cap associated with this advance. The Bancorp recognized a gain on this extinguishment of debt of $1 million. The $1.1 billion in remaining advances mature as follows: $3 million in 2014, $5 million in 2015, $1 billion in 2016, and $43 million thereafter.

Notes Associated with Consolidated VIEs

As previously discussed in Note 11, the Bancorp was determined to be the primary beneficiary of VIEs associated with certain automobile loan and home equity securitizations and, effective January 1, 2010, these VIEs have been consolidated in the Bancorp's Consolidated Financial Statements. As of December 31, 2011, the outstanding long-term debt associated with the automobile loan securitizations and home equity securitization was $171 million and $22 million, respectively. Third-party holders of this debt do not have recourse to the general assets of the Bancorp.

17. COMMITMENTS, CONTINGENT LIABILITIES AND GUARANTEES

The Bancorp, in the normal course of business, enters into financial instruments and various agreements to meet the financing needs of its customers. The Bancorp also enters into certain transactions and agreements to manage its interest rate and prepayment risks, provide funding, equipment and locations for its operations and invest in its communities. These instruments and agreements involve, to varying degrees, elements of credit risk, counterparty risk and market risk in excess of the amounts recognized in the Bancorp's Consolidated Balance Sheets. The creditworthiness of counterparties for all instruments and agreements is evaluated on a case-by-case basis in accordance with the Bancorp's credit policies. The Bancorp's significant commitments, contingent liabilities and guarantees in excess of the amounts recognized in the Consolidated Balance Sheets are discussed in further detail below:

Commitments

The Bancorp has certain commitments to make future payments under contracts. The following table reflects a summary of significant commitments as of December 31:

($ in millions)		2011	2010
Commitments to extend credit	$	**47,719**	43,677
Forward contracts to sell mortgage loans		**5,705**	6,389
Letters of credit		**4,744**	5,516
Noncancelable lease obligations		**851**	869
Capital commitments for private equity investments		**166**	193
Purchase obligations		**115**	64
Capital expenditures		**41**	48
Capital lease obligations		**26**	32

Commitments to extend credit

Commitments to extend credit are agreements to lend, typically having fixed expiration dates or other termination clauses that may require payment of a fee. Since many of the commitments to extend credit may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash flow requirements. The Bancorp is exposed to credit risk in the event of nonperformance by the counterparty for the amount of the contract. Fixed-rate commitments are also subject to market risk resulting from fluctuations in interest rates and the Bancorp's exposure is limited to the replacement value of those commitments. As of December 31, 2011 and 2010, the Bancorp had a reserve for unfunded commitments totaling $181 million and $227 million, respectively, included in other liabilities in the Consolidated Balance Sheets. The Bancorp monitors the credit risk associated with commitments to extend credit using the same risk rating system utilized within its loan and lease portfolio. Risk ratings under this risk rating system are summarized in the following table as of December 31:

($ in millions)		2011	2010
Pass	$	**46,825**	42,326
Special mention		**480**	556
Substandard		**403**	758
Doubtful		**11**	37
Total	$	**47,719**	43,677

Letters of credit

Standby and commercial letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party and expire as summarized in the following table as of December 31, 2011:

($ in millions)		
Less than 1 year[(a)]	$	1,940
1 - 5 years[(a)]		2,665
Over 5 years		139
Total	$	4,744

(a) *Includes $75 and $3 issued on behalf of commercial customers to facilitate trade payments in U.S. dollars and foreign currencies which expire less than one year and between one and five years, respectively.*

Standby letters of credit accounted for 98% of total letters of credit at December 31, 2011 compared to 99% at December 31, 2010 and are considered guarantees in accordance with U.S. GAAP. Approximately 54% of the total standby letters of credit were fully secured as of December 31, 2011 and 2010. In the event of nonperformance by the customers, the Bancorp has rights to the underlying collateral, which can include commercial real estate, physical plant and property, inventory, receivables, cash and marketable securities. At December 31, 2011 and 2010 the reserve related to these standby letters of credit was $5 million and $10 million, respectively, included in other liabilities in the Consolidated Balance Sheets. The Bancorp monitors the credit risk associated with letters of credit using the same risk rating system utilized within its loan and lease portfolio.

Risk ratings under this risk rating system are summarized in the following table as of December 31:

($ in millions)		2011	2010
Pass	$	**4,338**	4,944
Special mention		**149**	193
Substandard		**254**	360
Doubtful		**2**	17
Loss		**1**	2
Total	$	**4,744**	5,516

At December 31, 2011 and 2010, the Bancorp had outstanding letters of credit that were supporting certain securities issued as VRDNs. The Bancorp facilitates financing for its commercial customers, which consist of companies and municipalities, by marketing the VRDNs to investors. The VRDNs pay interest to holders at a rate of interest that fluctuates based upon market demand. The VRDNs generally have long-term maturity dates, but can be tendered by the holder for purchase at par value upon proper advance notice. When the VRDNs are tendered, a remarketing agent generally finds another investor to purchase the VRDNs to keep the securities outstanding in the market. As of December 31, 2011 and 2010, FTS acted as the remarketing agent to issuers on $2.9 billion and $3.4 billion, respectively, of VRDNs. As remarketing agent, FTS is responsible for finding purchasers for VRDNs that are put by investors. The Bancorp issues letters of credit, as a credit enhancement, to the VRDNs remarketed by FTS, in addition to $440 million and $563 million in VRDNs remarketed by third parties at December 31, 2011 and 2010, respectively. These letters of credit are included in the total letters of credit balance provided in the previous table. At December 31, 2011, FTS held an immaterial amount of these VRDN's in its portfolio and classified them as trading securities, compared to $1 million at December 31, 2010. In addition, at December 31, 2011, the Bancorp held an immaterial amount of VRDNs which were purchased from the market, through FTS and held in its trading securities portfolio, compared to $105 million at December 31, 2010. For the VRDNs remarketed by third parties, in some cases the remarketing agent has failed to remarket the securities and has instructed the indenture trustee to draw upon $11 million of letters of credit issued by the Bancorp at December 31, 2010. The amount of failed remarketing draws on letters of credit issued by the Bancorp was immaterial at December 31, 2011. The Bancorp recorded these draws as commercial loans in its Consolidated Balance Sheets.

Forward contracts to sell mortgage loans

The Bancorp enters into forward contracts to economically hedge the change in fair value of certain residential mortgage loans held for sale due to changes in interest rates. The outstanding notional amounts of these forward contracts are included in the summary of significant commitments table above for all periods presented.

Noncancelable lease obligations and other commitments

The Bancorp's subsidiaries have entered into a number of noncancelable lease agreements. The minimum rental commitments under noncancelable lease agreements are shown in the summary of significant commitments table. The Bancorp has also entered into a limited number of agreements for work related to banking center construction and to purchase goods or services.

Contingent Liabilities

Private mortgage reinsurance

For certain mortgage loans originated by the Bancorp, borrowers may be required to obtain PMI provided by third-party insurers. In some instances, these insurers cede a portion of the PMI premiums to the Bancorp, and the Bancorp provides reinsurance coverage within a specified range of the total PMI coverage. The Bancorp's reinsurance coverage typically ranges from 5% to 10% of the total PMI coverage. The Bancorp's maximum exposure in the event of nonperformance by the underlying borrowers is equivalent to the Bancorp's total outstanding reinsurance coverage, which was $77 million at December 31, 2011 and $115 million at December 31, 2010. As of December 31, 2011 and 2010, the Bancorp maintained a reserve of $27 million and $42 million, respectively, related to exposures within the reinsurance portfolio which was included in other liabilities in the Consolidated Balance Sheets. During the second quarter of 2009, the Bancorp suspended the practice of providing reinsurance of private mortgage insurance for newly originated mortgage loans. In the third quarter of 2010, the Bancorp allowed one of its third-party insurers to terminate its reinsurance agreement with the Bancorp, resulting in the Bancorp releasing collateral to the insurer in the form of investment securities and other assets with a carrying value of $19 million, and the insurer assuming the Bancorp's obligations under the reinsurance agreement, resulting in a decrease to the Bancorp's reserve liability of $20 million and decrease in the Bancorp's maximum exposure of $53 million. In the second quarter of 2011, the Bancorp allowed one of its third-party insurers to terminate its reinsurance agreement with the Bancorp, resulting in the Bancorp releasing collateral to the insurer in the form of investment securities and other assets with a carrying value of $5 million, and the insurer assuming the Bancorp's obligations under the reinsurance agreement, resulting in a decrease to the Bancorp's reserve liability of $11 million and decrease in the Bancorp's maximum exposure of $27 million.

Legal claims

There are legal claims pending against the Bancorp and its subsidiaries that have arisen in the normal course of business. See Note 18 for additional information regarding these proceedings.

Guarantees

The Bancorp has performance obligations upon the occurrence of certain events under financial guarantees provided in certain contractual arrangements as discussed in the following sections.

Residential mortgage loans sold with representation and warranty provisions

Conforming residential mortgage loans sold to unrelated third parties are generally sold with representation and warranty provisions. A contractual liability arises only in the event of a breach of these representations and warranties and, in general, only when a loss results from the breach. The Bancorp may be required to repurchase any previously sold loan or indemnify (make whole) the investor or insurer for which the representation or warranty of the Bancorp proves to be inaccurate, incomplete or misleading.

The Bancorp establishes a residential mortgage repurchase reserve related to various representations and warranties that reflects management's estimate of losses based on a combination of factors. Such factors incorporate historical investor audit and repurchase demand rates, appeals success rates and historical loss severity. At the time of a loan sale, the Bancorp records a representation and warranty reserve at the estimated fair value of the Bancorp's guarantee and continually updates the reserve during the life of the loan as losses in excess of the reserve become probable and reasonably estimable. The provision for the estimated fair value of the representation and warranty guarantee arising from the loan sales is recorded as an adjustment to the gain on sale, which is included in other noninterest income at the time of sale. Updates to the reserve are recorded in other noninterest expense. The majority of repurchase demands occur within the first 36 months following origination.

As of December 31, 2011 and 2010, the Bancorp maintained reserves related to these loans sold with representation and warranty provisions totaling $55 million and $85 million, respectively, included in other liabilities on the Consolidated Balance Sheets. The following table summarizes activity in the reserve for representation and warranty provisions:

($ in millions)		2011	2010
Balance, beginning of period	$	**85**	37
Net additions to the reserve		**52**	115
Losses charged against the reserve		**(82)**	(67)
Balance, end of period	$	**55**	85

The following table provides a rollforward of unresolved claims by claimant type for the year ended December 31, 2011:

	GSE			Private Label		
($ in millions)	Units		Dollars	Units		Dollars
Balance, beginning of period	845	$	150	71	$	11
New demands	2,050		328	107		22
Loan paydowns/payoffs	(21)		(3)	(2)		-
Resolved claims	(2,546)		(428)	(67)		(14)
Balance, end of period	328	$	47	109	$	19

Residential mortgage loans sold with credit recourse

The Bancorp sold certain residential mortgage loans in the secondary market with credit recourse. In the event of any customer default, pursuant to the credit recourse provided, the Bancorp is required to reimburse the third party. The maximum amount of credit risk in the event of nonperformance by the underlying borrowers is equivalent to the total outstanding balance. In the event of nonperformance, the Bancorp has rights to the underlying collateral value securing the loan. The outstanding balances on these loans sold with credit recourse were $772 million and $916 million at December 31, 2011 and 2010, respectively, and the delinquency rates were 6.7% at December 31, 2011 and 8.7% at December 31, 2010. The Bancorp maintained an estimated credit loss reserve on these loans sold with credit recourse of $17 million at December 31, 2011 and $16 million at December 31, 2010 recorded in other liabilities in the Consolidated Balance Sheets. To determine the credit loss reserve, the Bancorp used an approach that is consistent with its overall approach in estimating credit losses for various categories of residential mortgage loans held in its loan portfolio.

Margin accounts

FTS, a subsidiary of the Bancorp, guarantees the collection of all margin account balances held by its brokerage clearing agent for the benefit of its customers. FTS is responsible for payment to its brokerage clearing agent for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the brokerage clearing agent was $14 million at December 31, 2011 and $10 million at December 31, 2010. In the event of any customer default, FTS has rights to the underlying collateral provided. Given the existence of the underlying collateral provided and negligible historical credit losses, the Bancorp does not maintain a loss reserve related to the margin accounts.

Long-term borrowing obligations

The Bancorp had fully and unconditionally guaranteed certain long-term borrowing obligations issued by wholly-owned issuing trust entities of $2.2 billion and $2.9 billion as of December 31, 2011 and 2010. See Note 16 for further information on these long-term borrowing obligations.

Visa litigation

The Bancorp, as a member bank of Visa prior to Visa's reorganization and IPO (the "IPO") of its Class A common shares in 2008, had certain indemnification obligations pursuant to Visa's certificate of incorporation and by-laws and in accordance with their membership agreements. In accordance with Visa's by-laws prior to the IPO, the Bancorp could have been required to indemnify Visa for the Bancorp's proportional share of losses based on the pre-IPO membership interests. As part of its reorganization and IPO, the Bancorp's indemnification obligation was modified to include only certain known litigation (the "Covered Litigation") as of the date of the restructuring. This modification triggered a requirement to recognize a $3 million liability for the year ended December 31, 2007 equal to the fair value of the indemnification obligation. Additionally during 2007, the Bancorp recorded $169 million for its share of litigation formally settled by Visa and for probable future litigation settlements. In conjunction with the IPO, the Bancorp received 10.1 million of Visa's Class B shares based on the Bancorp's membership percentage in Visa prior to the IPO. The Class B shares are not transferable (other than to another member bank) until the later of the third anniversary of the IPO closing or the date which the Covered Litigation has been resolved; therefore, the Bancorp's Class B shares were classified in other assets and accounted for at their carryover basis of $0. Visa deposited $3 billion of the proceeds from the IPO into a litigation escrow account, established for the purpose of funding judgments in, or settlements of, the Covered Litigation. If Visa's litigation committee determines that the escrow account is insufficient, then Visa will issue additional Class A shares and deposit the proceeds from the sale of the shares into the litigation escrow account. When Visa funds the litigation escrow account, the Class B shares are subject to dilution through an adjustment in the conversion rate of Class B shares into Class A shares. During 2008, the Bancorp recorded additional reserves of $71 million for probable future settlements related to the Covered Litigation and recorded its proportional share of $169 million of the Visa escrow account net against the Bancorp's litigation reserve.

During 2009, Visa announced it had deposited an additional $700 million into the litigation escrow account. As a result of this funding, the Bancorp recorded its proportional share of $29 million of these additional funds as a reduction to its net Visa litigation reserve liability and a reduction to noninterest expense. Later in 2009, the Bancorp completed the sale of Visa, Inc. Class B shares for proceeds of $300 million. As part of this transaction the Bancorp entered into a total return swap in which the Bancorp will make or receive payments based on subsequent changes in the conversion rate of the Class B shares into Class A shares. The swap terminates on the later of the third anniversary of Visa's IPO or the date on which the Covered Litigation is settled. The Bancorp calculates the fair value of the swap based on its estimate of the probability and timing of certain Covered Litigation settlement scenarios and the resulting payments related to the swap. The counterparty to the swap as a result of its ownership of the Class B shares will be impacted by dilutive adjustments to the conversion rate of the Class B shares into Class A shares caused by any Covered Litigation losses in excess of the litigation escrow account. If actual judgments in, or settlements of, the Covered Litigation significantly exceed current expectations, then additional funding by Visa of the litigation escrow account and the resulting dilution of the Class B shares could result in a scenario where the Bancorp's ultimate exposure associated with the Covered Litigation (the "Visa Litigation Exposure") exceeds the value of the Class B shares owned by the swap counterparty (the "Class B Value"). In the event the Bancorp concludes that it is probable that the Visa Litigation Exposure exceeds the Class B Value, the Bancorp would record a litigation reserve liability and a corresponding amount of other noninterest expense for the amount of the excess. Any such litigation reserve liability would be separate and distinct from the fair value derivative liability associated with the total return swap.

As of the date of the Bancorp's sale of Visa Class B shares and through December 31, 2011, the Bancorp has concluded that it is not probable that the Visa Litigation Exposure will exceed the Class B Value. Based on this determination, upon the sale of Class B shares, the Bancorp reversed its net Visa litigation reserve liability and recognized a free-standing derivative liability associated with the total return swap with an initial fair value of $55 million. The sale of the Class B shares, recognition of the derivative liability and reversal of the net litigation reserve liability resulted in a pre-tax benefit of $288 million ($187 million after-tax) recognized by the Bancorp for the year ended December 31, 2009. In the second quarter of 2010, Visa funded an additional $500 million into the escrow account which resulted in further dilution in the conversion of Class B shares into Class A shares and required the Bancorp to make a $20 million cash payment (which reduced the swap liability) to the swap counterparty in accordance with the terms of the swap contract. In the fourth quarter of 2010, Visa funded an additional $800 million into the litigation escrow account which resulted in further dilution in the conversion of Class B shares into Class A shares and required the Bancorp to make a $35 million cash payment (which reduced the swap liability) to the swap counterparty in accordance with the terms of the swap contract. In the second quarter of 2011, Visa funded an additional $400 million into the litigation escrow account. Upon Visa's funding of the litigation escrow account in the second quarter of 2011, along with additional terms of the total return swap, the Bancorp made a $19 million cash payment (which reduced the swap liability) to the swap counterparty. During the fourth quarter of 2011, Visa announced it decided to fund an additional $1.565 billion into the litigation escrow account which increased the swap liability approximately $54 million. The fair value of the swap liability was $78 million as of December 31, 2011, compared to $18 million at December 31, 2010.

18. LEGAL AND REGULATORY PROCEEDINGS

During April 2006, the Bancorp was added as a defendant in a consolidated antitrust class action lawsuit originally filed against Visa®, MasterCard® and several other major financial institutions in the United States District Court for the Eastern District of New York. The plaintiffs, merchants operating commercial businesses throughout the U.S. and trade associations, claim that the interchange fees charged by card-issuing banks are unreasonable and seek injunctive relief and unspecified damages. In addition to being a named defendant, the Bancorp is also subject to a possible indemnification obligation of Visa as discussed in Note 17 and has also entered into with Visa, MasterCard and certain other named defendants judgment and loss sharing agreements that attempt to allocate financial responsibility to the parties thereto in the event certain settlements or judgments occur. Accordingly, prior to the sale of Class B shares during 2009, the Bancorp had recorded a litigation reserve of $243 million to account for its potential exposure in this and related litigation. Additionally, the Bancorp had also recorded its proportional share of $199 million of the Visa escrow account funded with proceeds from the Visa IPO along with several subsequent fundings. Upon the Bancorp's sale of Visa, Inc. Class B shares during 2009, and the recognition of the total return swap that transfers conversion risk of the Class B shares back to the Bancorp, the Bancorp reversed the remaining net litigation reserve related to the Bancorp's exposure through Visa. Additionally, the Bancorp has remaining reserves related to this litigation of $49 million and $30 million as of December 31, 2011, and 2010, respectively. Refer to Note 17 for further information regarding the Bancorp's net litigation reserve and ownership interest in Visa. Fact and expert discovery in the litigation has been essentially completed. A motion for class action certification, certain defense motions to dismiss, and cross-motions for summary judgments are pending. A tentative date has been set for the third quarter of 2012.

In September 2007, Ronald A. Katz Technology Licensing, L.P. (Katz) filed a suit in the United States District Court for the Southern District of Ohio against the Bancorp and its Ohio banking subsidiary. In the suit, Katz alleges that the Bancorp and its Ohio bank are infringing on Katz's patents for interactive call processing technology by offering certain automated telephone banking and other services. This lawsuit is one of many related patent infringement suits brought by Katz in various courts against numerous other defendants. Katz is seeking unspecified monetary damages and penalties as well as injunctive relief in the suit. Management believes there are substantial defenses to these claims and intends to defend them vigorously. The impact of the final disposition of this lawsuit cannot be assessed at this time.

For the year ended December 31, 2008, five putative securities class action complaints were filed against the Bancorp and its Chief Executive Officer, among other parties. The five cases have been consolidated under the caption Local 295/Local 851 IBT Employer Group Pension Trust and Welfare Fund v. Fifth Third Bancorp. et al., Case No. 1:08CV00421, and are currently pending in the United States District Court for the Southern District of Ohio. The lawsuits allege violations of federal securities laws related to disclosures made by the Bancorp in press releases and filings with the SEC regarding its quality and sufficiency of capital, credit losses and related matters, and seeking unquantified damages on behalf of putative classes of persons who either purchased the Bancorp's securities or trust preferred securities, or acquired the Bancorp's securities pursuant to the acquisition of First Charter Corporation. These cases remain in the discovery stages of litigation. The impact of the final disposition of these lawsuits cannot be assessed at this time. In addition to the foregoing, two cases were filed in the United States District Court for the Southern District of Ohio against the Bancorp and certain officers alleging violations of ERISA based on allegations similar to those set forth in the securities class action cases filed during the same period of time. The two cases alleging violations of ERISA were dismissed by the trial court, and are being appealed to the United States Sixth Circuit Court of Appeals.

On September 16, 2010, Edward P. Zemprelli (Zemprelli) filed a lawsuit in the Hamilton County, Ohio Court of Common Pleas. The lawsuit was a purported derivative action brought by a shareholder of the Bancorp against certain of the Bancorp's officers and directors, and which named the Bancorp as a nominal defendant. In the lawsuit, Zemprelli brought claims for breach of fiduciary duty, waste of corporate assets, and unjust enrichment against the defendant officers and directors. The alleged basis for these claims was that the defendant officers and directors attempted to disguise from the public the truth about the credit quality of the Bancorp's loan portfolio, its capital position, and its need to raise capital. Zemprelli, on behalf of the Bancorp, brought unspecified money damages allegedly sustained by the Bancorp as a result of the defendants' conduct, as well as injunctive relief. On August 15, 2011, the Court granted defendants' motion to dismiss and motion for summary judgment. Zemprelli has filed a notice of appeal but later dismissed the appeal, as a result the trial court dismissal is final.

In September 2011, DataTreasury Corporation filed a suit in the United States District Court for the Eastern District of Texas against the Bancorp and its banking subsidiary. In the suit, DataTreasury alleges that the Bancorp and its banking subsidiary are infringing on DataTreasury's patents for imaged-based check processing. This lawsuit is one of many related patent infringement suits brought by DataTreasury against numerous other defendants. DataTreasury is seeking unspecified monetary damages and penalties. Due to the recent filing of the lawsuit, management is in the process of reviewing the claims against the Bancorp and its banking subsidiary.

The Bancorp and its subsidiaries are not parties to any other material litigation. However, there are other litigation matters that arise in the normal course of business. While it is impossible to ascertain the ultimate resolution or range of financial liability with respect to these contingent matters, management believes any resulting liability from these other actions would not have a material effect upon the Bancorp's consolidated financial position, results of operations or cash flows.

The Bancorp and/or its affiliates are or may become involved from time to time in information-gathering requests, reviews, investigations and proceedings (both formal and informal) by government and self-regulatory agencies, including the SEC, regarding their respective businesses. Such matters may result in material adverse consequences, including without limitation, adverse judgments, settlements, fines, penalties, orders, injunctions or other actions, amendments and/or restatements of the Bancorp's SEC filings and/or financial statements, as applicable, and/or determinations of material weaknesses in our disclosure controls and procedures. The SEC is investigating and has made several requests for information, including by subpoena, concerning issues which the Bancorp understands relate to accounting and reporting matters involving certain of its commercial loans. This could lead to an enforcement proceeding by the SEC which, in turn, may result in one or more such material adverse consequences.

On May 16, 2011, the Bancorp caused a notice to be delivered to the trustee of Fifth Third Capital Trust VII (the "Trust") to mandatorily redeem the 8.875% trust preferred securities of the Trust (the "Trust Preferred Securities") at an aggregate cash redemption price of $25.18 per Trust Preferred Security. The Trust Preferred Securities were listed on the NYSE. The NYSE was notified of the redemption on May 17, 2011 and a Current Report on Form 8-K describing the redemption notice was filed by the Company with the SEC on May 18, 2011. Trading in this security was halted by the NYSE shortly after this Form 8-K was filed and did not resume until May 19, 2011. The Trust Preferred Securities traded at prices above the redemption amount during the period between the time the trustee was notified and before the Form 8-K describing the redemption was filed. The Bancorp was neither a party to nor a participant in any trading of the Trust Preferred Securities during such period or thereafter. On May 25, 2011, the Bancorp announced it would voluntarily compensate persons who purchased these Trust Preferred Securities after the redemption notice was delivered on May 16, 2011 and before trading was halted in the security on May 18, 2011. The compensation process was substantially completed by December 31, 2011 and Fifth Third paid out less than $1 million to affected security holders who submitted claims. The SEC investigated and made requests for information, including by subpoena, concerning the circumstances and related issues surrounding the notification and disclosure process and timing thereof in connection with such redemption of the Trust Preferred Securities. The Bancorp cooperated with those requests. On August 1, 2011, the Bancorp received a "Wells notice" from the staff of the SEC advising the Bancorp that the staff has reached a preliminary conclusion to recommend that the Commission authorize the staff to file an enforcement action against the Bancorp relating to such matter for violation of Section 13(a) of the Securities Exchange Act of 1934 and Regulation FD. On November 22, 2011 the Bancorp entered into a settlement with the SEC in connection with the alleged violation of Section 13(a) of the Securities Exchange Act of 1934 and Regulation FD. Under the terms of the settlement, Fifth Third neither admitted nor denied such allegations and agreed to cease and desist from committing any violations and any future violations of Section 13(a) of the Exchange Act and Regulation FD. As noted in the order instituting the proceeding, in agreeing to this settlement, the SEC considered the remedial acts promptly and voluntarily undertaken by Fifth Third—including its compensation of investors harmed by the timing of its disclosure and its adoption and implementation of additional policies and procedures relating to the redemption of securities—and the cooperation it afforded the SEC staff.

The Bancorp is party to numerous claims and lawsuits concerning matters arising from the conduct of its business activities. The outcome of litigation and the timing of ultimate resolution are inherently difficult to predict. The following factors, among others, contribute to this lack of predictability: plaintiff claims often include significant legal uncertainties, damages alleged by plaintiffs are often unspecified or overstated, discovery may not have started or may not be complete and material facts may be disputed or unsubstantiated. As a result of these factors, the Bancorp is not always able to provide an estimate of the range of reasonably possible outcomes for each claim. A reserve for a potential litigation loss is established when information related to the loss contingency indicates both that a loss is probable and that the amount of loss can be reasonably estimated. Any such reserve is adjusted from time to time thereafter as appropriate to reflect changes in circumstances. The Bancorp also determines, when possible (due to the uncertainties described above), estimates of reasonably possible losses or ranges of reasonably possible losses, in excess of amounts reserved. Under U.S. GAAP, an event is "reasonably possible" if "the chance of the future event or events occurring is more than remote but less than likely" and an event is "remote" if "the chance of the future event or events occurring is slight." Thus, references to the upper end of the range of reasonably possible loss for cases in which the Bancorp is able to estimate a range of reasonably possible loss mean the upper end of the range of loss for cases for which the Bancorp believes the risk of loss is more than slight. For matters where the Bancorp is able to estimate such possible losses or ranges of possible losses, the Bancorp currently estimates that it is reasonably possible that it could incur losses related to legal proceedings including the matters discussed above in an aggregate amount up to approximately $68 million in excess of amounts reserved, with it also being reasonably possible that no losses will be incurred in these matters. The estimates included in this amount are based on the Bancorp's analysis of currently available information, and as new information is obtained the Bancorp may change its estimates.

For these matters and others where an unfavorable outcome is reasonably possible but not probable, there may be a range of possible losses in excess of the established reserve that cannot be estimated. Based on information currently available, advice of counsel, available insurance coverage and established reserves, the Bancorp believes that the eventual outcome of the actions against the Bancorp and/or its subsidiaries, including the matters described above, will not, individually or in the aggregate, have a material adverse effect on the Bancorp's consolidated financial position. However, in the event of unexpected future developments, it is possible that the ultimate resolution of those matters, if unfavorable, may be material to Bancorp's results of operations for any particular period, depending, in part, upon the size of the loss or liability imposed and the operating results for the applicable period.

19. RELATED PARTY TRANSACTIONS

The Bancorp maintains written policies and procedures covering related party transactions to principal shareholders, directors and executives of the Bancorp. These procedures cover transactions such as employee-stock purchase loans, personal lines of credit, residential secured loans, overdrafts, letters of credit and increases in indebtedness. Such transactions are subject to the Bancorp's normal underwriting and approval procedures. Prior to the closing of a loan to a related party, Compliance Risk Management must approve and determine whether the transaction requires approval from or a post notification be sent to the Bancorp's Board of Directors. At December 31, 2011 and 2010, certain directors, executive officers, principal holders of Bancorp common stock, associates of such persons, and affiliated companies of such persons were indebted, including undrawn commitments to lend, to the Bancorp's banking subsidiary.

The following table summarizes the Bancorp's activities with its principal shareholders, directors and executives at December 31:

($ in millions)	2011	2010
Commitments to lend, net of participations:		
Directors and their affiliated companies	$ 254	157
Executive officers	5	3
Total	$ 259	160
Outstanding balance on loans, net of participations and undrawn commitments	$ 172	74

The commitments to lend are in the form of loans and guarantees for various business and personal interests. This indebtedness was incurred in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties. This indebtedness does not involve more than the normal risk of repayment or present other features unfavorable to the Bancorp.

On June 30, 2009, the Bancorp completed the sale of a majority interest in its processing business, Vantiv Holding, LLC. Advent International acquired an approximate 51% interest in Vantiv Holding, LLC for cash and warrants. The Bancorp retained the remaining approximate 49% interest in Vantiv Holding, LLC and, as part of the sale, Vantiv Holding, LLC assumed loans totaling $1.25 billion owed to the Bancorp. The Bancorp recognized $57 million and $26 million, respectively, in noninterest income as part of its equity method investment in Vantiv Holding, LLC for the years ended December 31, 2011 and 2010 and received distributions totaling $3 million and $25 million, respectively, during 2011 and 2010.

The Bancorp and Vantiv Holding, LLC have various agreements in place covering services relating to the operations of Vantiv Holding, LLC. The services provided by the Bancorp to Vantiv Holding, LLC were required to support Vantiv Holding, LLC as a standalone entity during the deconversion period. These services involve transition support, including product development, risk management, legal, accounting and general business resources. Vantiv Holding, LLC paid the Bancorp $21 million and $49 million, respectively, for these services for the years ended December 31, 2011 and 2010. Other services provided to Vantiv Holding, LLC by the Bancorp, which will continue beyond the deconversion period, include treasury management, clearing, settlement, sponsorship, and data center support. Vantiv Holding, LLC paid the Bancorp $37 million and $34 million, respectively, for these services for the years ended December 31, 2011 and 2010. In addition to the previously mentioned services, the Bancorp entered into an agreement under which Vantiv Holding, LLC will provide processing services to the Bancorp. The total amount of fees relating to the processing services provided to the Bancorp by Vantiv Holding, LLC totaled $74 million and $64 million, respectively, for the years ended December 31, 2011 and 2010.

During the fourth quarter of 2010, Vantiv Holding, LLC refinanced its debt into a larger syndicated loan structure that included the Bancorp. The Bancorp recognized $4 million in syndication fees in 2010 associated with the refinanced loan to Vantiv Holding, LLC. The outstanding balance of loans to Vantiv Holding, LLC was $377 million and $381 million at December 31, 2011 and 2010, respectively. Interest income relating to the loans was $18 million, $102 million and $60 million, respectively, for the years ended December 31, 2011, 2010 and 2009 and is included in interest and fees on loans and leases in the Consolidated Statements of Income. Vantiv Holding, LLC's line of credit was $50 million as of December 31, 2011 and 2010. Vantiv Holding, LLC did not draw upon its lines of credit during the years ended December 31, 2011 or 2010.

20. INCOME TAXES

The Bancorp and its subsidiaries file a consolidated federal income tax return. The following is a summary of applicable income taxes included in the Consolidated Statements of Income for the years ended December 31:

($ in millions)		2011	2010	2009
Current income tax expense (benefit):				
U.S. Federal income taxes	$	**82**	(5)	(157)
State and local income taxes		**14**	16	6
Foreign income taxes		**-**	-	(3)
Total current tax expense (benefit)		**96**	11	(154)
Deferred income tax expense (benefit):				
U.S. Federal income taxes		**411**	165	190
State and local income taxes		**26**	11	(8)
Foreign income taxes		**-**	-	2
Total deferred income tax expense		**437**	176	184
Applicable income tax expense	$	**533**	187	30

The following is a reconciliation between the statutory U.S. Federal income tax rate and the Bancorp's effective tax rate for the years ended December 31:

($ in millions)	2011	2010	2009
Statutory tax rate	**35.0 %**	35.0	35.0
Increase (decrease) resulting from:			
State taxes, net of federal benefit	**1.4**	1.8	(0.1)
Tax-exempt income	**(1.4)**	(3.6)	(18.7)
Credits	**(7.3)**	(14.1)	(14.6)
Goodwill	**-**	-	8.7
Interest to taxing authority, net of tax	**-**	(0.8)	(7.6)
Other changes in unrecognized tax benefits	**-**	(1.8)	-
Unrealized stock-based compensation benefits	**1.3**	2.5	0.6
Other, net	**0.1**	0.8	0.6
Effective tax rate	**29.1 %**	19.8	3.9

Tax-exempt income in the rate reconciliation table includes interest on municipal bonds, interest on tax-exempt lending, income/charges on life insurance policies held by the Bancorp, and certain gains on sales of leases that are exempt from federal taxation.

During 2010, the Bancorp settled its outstanding dispute with the IRS relating to a specific capital raising transaction. This favorable settlement reduced income tax expense (including interest) by $19 million. During 2009, the Bancorp settled its outstanding dispute with the IRS relating to certain leveraged lease transactions. This favorable settlement reduced income tax expense (including interest) by $6 million and $55 million for 2010 and 2009, respectively.

During 2009, the Bancorp notified the carrier of one of the Bancorp's policies of its intent to surrender a certain BOLI policy and was therefore required to establish a deferred tax asset relating to the difference between its financial reporting and tax basis of its investment. As a result, income tax expense for 2009 was favorably impacted by $106 million.

The following table provides a summary of the Bancorp's unrecognized tax benefits as of December 31:

($ in millions)		2011	2010
Tax positions that would impact the effective tax rate, if recognized	$	**14**	15
Tax positions where the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of the deduction		**-**	1
Unrecognized tax benefits	$	**14**	16

The following table provides a reconciliation of the beginning and ending amounts of the Bancorp's unrecognized tax benefits:

($ in millions)		2011	2010	2009
Unrecognized tax benefits at January 1	$	**16**	82	959
Gross increases for tax positions taken during prior period		**1**	4	16
Gross decreases for tax positions taken during prior period		**(2)**	(23)	(329)
Gross increases for tax positions taken during current period		**-**	2	1
Settlements with taxing authorities		**-**	(48)	(563)
Lapse of applicable statute of limitations		**(1)**	(1)	(2)
Unrecognized tax benefits at December 31	$	**14**	16	82

The Bancorp's unrecognized tax benefits as of December 31, 2011 and 2010 relate largely to state income tax exposures from taking tax positions where the Bancorp believes it is likely that, upon examination, a state will take a position contrary to the position taken by the Bancorp.

Substantially all of the reduction of unrecognized tax benefits during 2010 related to the settlement of the Bancorp's dispute with the IRS relating to the specific capital raising transaction mentioned previously. Similarly, substantially all of the reduction of unrecognized tax benefits during 2009 related to the settlement of certain leveraged lease transactions with the IRS.

While it is reasonably possible that the amount of the

unrecognized tax benefit with respect to certain of the Bancorp's uncertain tax positions could increase or decrease during the next 12 months, the Bancorp believes it is unlikely that its unrecognized tax benefits will change by a material amount during the next 12 months. Deferred income taxes are comprised of the following items at December 31:

($ in millions)		2011	2010
Deferred tax assets:			
Allowance for loan and lease losses	$	**789**	1,051
Deferred compensation		**119**	136
Impairment reserves		**102**	144
Reserves		**70**	52
Reserve for unfunded commitments		**63**	79
State net operating losses		**63**	66
Other		**216**	221
Total deferred tax assets	$	**1,422**	1,749
Deferred tax liabilities:			
Lease financing	$	**853**	801
Investments in joint ventures and partnership interests		**468**	481
Other comprehensive income		**253**	169
MSRs		**173**	190
Bank premises and equipment		**95**	69
State deferred taxes		**74**	53
Other		**130**	130
Total deferred tax liabilities	$	**2,046**	1,893
Total net deferred tax liability	$	**(624)**	(144)

Deferred tax assets are included as a component of other assets in the Consolidated Balance Sheets and deferred tax liabilities are included as a component of accrued taxes, interest and expenses in the Consolidated Balance Sheets.

At December 31, 2011 and 2010, the Bancorp had recorded deferred tax assets of $63 million and $66 million, respectively, related to state net operating loss carryforwards. The deferred tax assets relating to state net operating losses are presented net of specific valuation allowances, primarily resulting from leasing operations, of $34 million and $25 million at December 31, 2011 and 2010, respectively. If these carry forwards are not utilized, they will expire in varying amounts through 2030. Additionally, at December 31, 2011 and 2010, the Bancorp had federal general business tax credit carryforwards of $5 million and $45 million, respectively. If unused, these credit carryforwards will expire in 2031.

The Bancorp has determined that a valuation allowance is not needed against the remaining deferred tax assets as of December 31, 2011 or 2010. The Bancorp considered all of the positive and negative evidence available to determine whether it is more likely than not that the deferred tax assets will ultimately be realized and, based upon that evidence, the Bancorp believes it is more likely than not that the deferred tax assets recorded at December 31, 2011 and 2010 will ultimately be realized. The Bancorp reached this conclusion as the Bancorp has taxable income in the carryback period and it is expected that the Bancorp's remaining deferred tax assets will be realized through the reversal of its existing taxable temporary differences and its projected future taxable income.

As required under U.S. GAAP, the Bancorp established a deferred tax asset for stock-based awards granted to its employees. When the actual tax deduction for these stock-based awards is less than the expense previously recognized for financial reporting or when the awards expire unexercised, the Bancorp is required to write-off the deferred tax asset previously established for these stock-based awards. As a result of the expiration of certain stock options and SARs and the lapse of restrictions on certain shares of restricted stock during the year ended December 31, 2011, the Bancorp recorded additional income tax expense of approximately $26 million related to the write-off of a portion of the deferred tax asset previously established. As a result of the Bancorp's stock price as of December 31, 2011, it is reasonably possible that the Bancorp will be required to record an additional $21 million of income tax expense over the next twelve months, primarily in the second quarter of 2012. The Bancorp cannot predict its stock price or whether its employees will exercise other stock-based awards with lower exercise prices in the future; therefore, it is possible that the impact to income tax expense will be greater than or less than $21 million over the next twelve months.

The IRS concluded its audit for 2006 and 2007 during the third quarter of 2010. As a result, all issues have been resolved with the IRS through 2007. Further, the IRS has concluded its fieldwork on the Bancorp's 2008 and 2009 federal income tax returns. No material issues were identified as a result of the IRS audit and all significant issues have been resolved. The Bancorp anticipates that the IRS audit of the 2008 and 2009 federal income tax returns will be completed during 2012. The statute of limitations for the Bancorp's federal income tax returns remains open for tax years 2008-2011. On occasion, as various state and local taxing jurisdictions examine the returns of the Bancorp and its subsidiaries, the Bancorp may agree to extend the statute of limitations for a short period of time. Otherwise, with the exception of a few states with insignificant uncertain tax positions, the statutes of limitations for state income tax returns remain open only for tax years in accordance with each state's statutes.

Any interest and penalties incurred in connection with income taxes are recorded as a component of income tax expense in the Consolidated Financial Statements. During the year ended December 31, 2011, the Bancorp recognized interest expense of $1 million, net of the related tax impact related to interest and penalties. During the year ended December 31, 2010, the Bancorp recognized an interest benefit incurred in connection with income taxes of $8 million, net of the related tax impact. At December 31, 2011 and 2010, the Bancorp had accrued interest liabilities, net of the related tax benefits, of $3 million and $1 million, respectively. No material liabilities were recorded for penalties.

Retained earnings at December 31, 2011 and 2010 included $157 million in allocations of earnings for bad debt deductions of former thrift subsidiaries for which no income tax has been provided. Under current tax law, if certain of the Bancorp's subsidiaries use these bad debt reserves for purposes other than to absorb bad debt losses, they will be subject to federal income tax at the current corporate tax rate.

21. RETIREMENT AND BENEFIT PLANS

The Bancorp's qualified defined benefit plan's benefits were frozen in 1998, except for grandfathered employees. The Bancorp's other retirement plans consist of nonqualified, supplemental retirement plans, which are funded on an as needed basis. A majority of these plans were obtained in acquisitions from prior years. The Bancorp recognizes the overfunded and underfunded status of its pension plans as an asset and liability, respectively. The overfunded and underfunded amounts recognized in other assets and other liabilities, respectively, in the Consolidated Balance Sheets were as follows as of December 31:

($ in millions)		2011	2010
Prepaid benefit cost	$	**-**	4
Accrued benefit liability		**(72)**	(34)
Net underfunded status	$	**(72)**	(30)

The following tables summarize the defined benefit retirement plans as of and for the years ended December 31:

Plans with an Overfunded Status[(a)]

($ in millions)		2011	2010
Fair value of plan assets at January 1	$	**-**	182
Actual return on assets		**-**	31
Contributions		**-**	-
Settlement		**-**	-
Benefits paid		**-**	(16)
Fair value of plan assets at December 31	$	**-**	197
Projected benefit obligation at January 1	$	**-**	183
Service cost		**-**	-
Interest cost		**-**	10
Settlement		**-**	-
Actuarial loss		**-**	16
Benefits paid		**-**	(16)
Projected benefit obligation at December 31	$	**-**	193
Overfunded projected benefit obligation recognized in the Consolidated Balance Sheets as an asset	$	**-**	4

(a) The Bancorp's defined benefit plan had an Overfunded Status at December 31, 2010. The plan was Underfunded at December 31, 2011 and is reflected in the Underfunded Status table.

Plans with an Underfunded Status

($ in millions)		2011	2010
Fair value of plan assets at January 1	$	**197**	-
Actual return on assets		**-**	-
Contributions		**4**	4
Settlement		**(10)**	-
Benefits paid		**(10)**	(4)
Fair value of plan assets at December 31	$	**181**	-
Projected benefit obligation at January 1	$	**227**	34
Service cost		**-**	-
Interest cost		**11**	2
Settlement		**(10)**	-
Actuarial gain		**35**	2
Benefits paid		**(10)**	(4)
Projected benefit obligation at December 31	$	**253**	34
Unfunded projected benefit obligation recognized in the Consolidated Balance Sheet as a liability	$	**(72)**	(34)

The estimated net actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost during 2012 is $14 million. The estimated net prior service cost for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost during 2012 is immaterial to the Consolidated Financial Statements.

The following table summarizes net periodic benefit cost and other changes in plan assets and benefit obligations recognized in other comprehensive income for the years ended December 31:

($ in millions)		2011	2010	2009
Components of net periodic benefit cost:				
Service cost	$	-	-	-
Interest cost		11	12	12
Expected return on assets		(15)	(14)	(12)
Amortization of net actuarial loss		11	12	15
Amortization of net prior service cost		1	1	1
Settlement		6	-	13
Net periodic benefit cost	$	14	11	29
Other changes in plan assets and benefit obligations recognized in other comprehensive income:				
Net actuarial loss (gain)		50	2	(10)
Net prior service cost		-	-	-
Amortization of net actuarial loss		(11)	(12)	(15)
Amortization of prior service cost		(1)	(1)	(1)
Settlement		(6)	-	(13)
Total recognized in other comprehensive income		32	(11)	(39)
Total recognized in net periodic benefit cost and other comprehensive income	$	46	-	(10)

Fair Value Measurements of Plan Assets

The following table summarizes plan assets measured at fair value on a recurring basis as of December 31:

	Fair Value Measurements Using (a)			
2011 ($ in millions)	Level 1	Level 2	Level 3	Total Fair Value
Equity Securities:				
Equity securities (Growth)[(b)]	$ 53	-	-	$ 53
Equity securities (Value)	52	-	-	52
Total equity securities	105	-	-	105
Mutual and exchange traded funds:				
Money market funds	5	-	-	5
International funds	25	-	-	25
Commodity funds	9	-	-	9
Total mutual and exchange traded funds	39	-	-	39
Debt securities:				
U.S. Treasury obligations	10	-	-	10
Agency mortgage backed	-	25	-	25
Non-agency mortgage backed	-	1	-	1
Corporate bonds[(d)]	-	1	-	1
Total debt securities	10	27	-	37
Total plan assets	$ 154	27	-	$ 181

2010 ($ in millions)	Fair Value Measurements Using (a) Level 1	Level 2	Level 3	Total Fair Value
Equity Securities:				
Equity securities (Growth)(b)	$ 58	-	-	$ 58
Equity securities (Value)	53	-	-	53
Total equity securities	111	-	-	111
Mutual and exchange traded funds:				
Money market funds	6	-	-	6
International funds	30	-	-	30
Commodity funds	11	-	-	11
Total mutual and exchange traded funds	47	-	-	47
Debt securities:				
U.S. Treasury obligations	7	-	-	7
U.S. Government agencies (c)	-	1	-	1
Agency mortgage backed	-	24	-	24
Non-agency mortgage backed	-	6	-	6
Corporate bonds(d)	-	1	-	1
Total debt securities	7	32	-	39
Total plan assets	$ 165	32	-	$ 197

a) For further information on fair value hierarchy levels, see Note 27.
b) Includes holdings in Bancorp common stock.
c) Includes debt securities issued by U.S. Government sponsored agencies.
d) Includes private label asset backed securities.

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Equity securities
The plan measures common stock using quoted prices which are available in an active market and classifies these investments within Level 1 of the valuation hierarchy.

Mutual and exchange traded funds
All of the plan's mutual and exchange traded funds are publicly traded. The plan measures the value of these investments using the fund's quoted prices that are available in an active market and classifies these investments within Level 1 of the valuation hierarchy.

Debt securities
For certain U.S. Treasury obligations and federal agency securities, the plan measures the fair value based on quoted prices, which are available in an active market and classifies these investments within Level 1 of the valuation hierarchy. Where quoted prices are not available, the plan measures the fair value of these investments based on matrix pricing models that include the bid price, which factors in the yield curve and other characteristics of the security including the interest rate, prepayment speeds and length of maturity. Therefore, these investments are classified within Level 2 of the valuation hierarchy.

Plan Assumptions
The plan assumptions are evaluated annually and are updated as necessary. The discount rate assumption reflects the yield on a portfolio of high quality fixed-income instruments that have a similar duration to the plan's liabilities. The expected long-term rate of return assumption reflects the average return expected on the assets invested to provide for the plan's liabilities. In determining the expected long-term rate of return, the Bancorp evaluated actuarial and economic inputs, including long-term inflation rate assumptions and broad equity and bond indices long-term return projections, as well as actual long-term historical plan performance.

The following table summarizes the plan assumptions for the years ended December 31:

Weighted Average Assumptions	**2011**	2010	2009
For measuring benefit obligations at year end:			
Discount rate	**4.27 %**	5.39	5.88
Rate of compensation increase	**5.00**	5.00	5.00
Expected return on plan assets	**8.25**	8.25	8.50
For measuring net periodic benefit cost:			
Discount rate	**5.39**	5.88	6.11
Rate of compensation increase	**5.00**	5.00	5.00
Expected return on plan assets	**8.25**	8.25	8.50

Lowering both the expected rate of return on the plan and the discount rate by 0.25% would have increased the 2011 pension expense by approximately $1 million.

Based on the actuarial assumptions, the Bancorp does not expect to contribute to the plan in 2012. Estimated pension benefit payments, which reflect expected future service, are $20 million in 2012, $17 million in 2013, $16 million in 2014, $16 million in 2015 and $15 million in 2016. The total estimated payments for the years 2017 through 2021 is $66 million.

Investment Policies and Strategies

The Bancorp's policy for the investment of plan assets is to employ investment strategies that achieve a range of weighted-average target asset allocations relating to equity securities (including the Bancorp's common stock), fixed income securities (including federal agency obligations, corporate bonds and notes) and cash.

The following table provides the Bancorp's targeted and actual weighted-average asset allocations by asset category for the years ended December 31:

Weighted-average asset allocation	Targeted range	2011	2010
Equity securities		**74 %**	72
Bancorp common stock		**2**	2
Total equity securities[(a)]	70-80%	**76**	74
Total fixed income securities	20-25	**21**	23
Cash	0-5	**3**	3
Total		**100 %**	100

(a) Includes mutual and exchange traded funds.

The risk tolerance for the plan is determined by management to be "moderate to aggressive", recognizing that higher returns involve some volatility and that periodic declines in the portfolio's value are tolerated in an effort to achieve real capital growth. There were no significant concentrations of risk associated with the investments of the Bancorp's benefit and retirement plan at December 31, 2011 and 2010.

Permitted asset classes of the plan include cash and cash equivalents, fixed income (domestic and non-U.S. bonds), equities (U.S., non-U.S., emerging markets and REITS), equipment leasing precious metals, commodity transactions and mortgages. The plan utilizes derivative instruments including puts, calls, straddles or other option strategies, as approved by management.

Prohibited asset classes of the plan include venture capital, short sales, limited partnerships and leveraged transactions. Per ERISA, the Bancorp's common stock cannot exceed ten percent of the fair value of plan assets.

Fifth Third Bank, as Trustee, is expected to manage the plan assets in a manner consistent with the plan agreement and other regulatory, federal and state laws. The Fifth Third Bank Pension, Profit Sharing and Medical Plan Committee (the "Committee") is the plan administrator. The Trustee is required to provide to the Committee monthly and quarterly reports covering a list of plan assets, portfolio performance, transactions and asset allocation. The Trustee is also required to keep the Committee apprised of any material changes in the Trustee's outlook and recommended investment policy.

Other Information on Retirement and Benefit Plans

The accumulated benefit obligation for all defined benefit plans was $253 million and $227 million at December 31, 2011 and 2010, respectively. Amounts relating to the Bancorp's defined benefit plans with assets exceeding benefit obligations were as follows at December 31:

($ in millions)	2011	2010
Projected benefit obligation	$ **-**	193
Accumulated benefit obligation	**-**	193
Fair value of plan assets	**-**	197

Amounts relating to the Bancorp's defined benefit plans with benefit obligations exceeding assets were as follows at December 31:

($ in millions)	2011	2010
Projected benefit obligation	$ **253**	34
Accumulated benefit obligation	**253**	34
Fair value of plan assets	**181**	-

As of December 31, 2011 and 2010, $159 million and $172 million, respectively, of plan assets were managed through mutual funds by Fifth Third Bank, a subsidiary of the Bancorp. Plan assets included $5 million of Bancorp common stock as of December 31, 2011 and 2010. Plan assets are not expected to be returned to the Bancorp during 2012.

The Bancorp's profit sharing plan expense was $35 million for 2011, $31 million for 2010, and $17 million for 2009. Expenses recognized for matching contributions to the Bancorp's defined contribution savings plans were $40 million for the year ended December 31, 2011, and $36 million for the years ended December 31, 2010 and 2009, respectively.

22. ACCUMULATED OTHER COMPREHENSIVE INCOME

The activity of the components of other comprehensive income and accumulated other comprehensive income for the years ended December 31:

	Total Other Comprehensive Income			Total Accumulated Other Comprehensive Income		
($ in millions)	Pretax Activity	Tax Effect	Net Activity	Beginning Balance	Net Activity	Ending Balance
2011						
Unrealized holding gains on available-for-sale securities arising during period	$ **309**	**(108)**	**201**			
Reclassification adjustment for net gains included in net income	**(56)**	**19**	**(37)**			
Net unrealized gains on available-for-sale securities	**253**	**(89)**	**164**	**321**	**164**	**485**
Unrealized holding gains on cash flow hedge derivatives arising during period	**89**	**(31)**	**58**			
Reclassification adjustment for net gains on cash flow hedge derivatives included in net income	**(69)**	**24**	**(45)**			
Net unrealized gains on cash flow hedge derivatives	**20**	**(7)**	**13**	**67**	**13**	**80**
Defined benefit plans:						
Net prior service cost	**-**	**-**	**-**			
Net actuarial gain	**(32)**	**11**	**(21)**			
Defined benefit plans, net	**(32)**	**11**	**(21)**	**(74)**	**(21)**	**(95)**
Total	$ **241**	**(85)**	**156**	**314**	**156**	**470**
2010						
Unrealized holding gains on available-for-sale securities arising during period	$ 216	(73)	143			
Reclassification adjustment for net gains included in net income	(57)	19	(38)			
Net unrealized gains on available-for-sale securities	159	(54)	105	216	105	321
Unrealized holding gains on cash flow hedge derivatives arising during period	2	(1)	1			
Reclassification adjustment for net gains on cash flow hedge derivatives included in net income	(60)	21	(39)			
Net unrealized gains on cash flow hedge derivatives	(58)	20	(38)	105	(38)	67
Defined benefit plans:						
Net prior service cost	1	(1)	-			
Net actuarial loss	10	(4)	6			
Defined benefit plans, net	11	(5)	6	(80)	6	(74)
Total	$ 112	(39)	73	241	73	314
2009						
Unrealized holding gains on available-for-sale securities arising during period	$ 248	(86)	162			
Reclassification adjustment for net gains included in net income	(57)	20	(37)			
Reclassification adjustment related to prior OTTI charges	(37)	13	(24)			
Net unrealized gains on available-for-sale securities	154	(53)	101	115	101	216
Unrealized holding gains on cash flow hedge derivatives arising during period	75	(26)	49			
Reclassification adjustment for net gains on cash flow hedge derivatives included in net income	(49)	17	(32)			
Net unrealized gains on cash flow hedge derivatives	26	(9)	17	88	17	105
Defined benefit plans:						
Net prior service cost	-	-	-			
Net actuarial loss	39	(14)	25			
Defined benefit plans, net	39	(14)	25	(105)	25	(80)
Total	$ 219	(76)	143	98	143	241

23. COMMON, PREFERRED AND TREASURY STOCK

The following is a summary of the share activity within common, preferred and treasury stock for the years ended December 31:

	Common Stock		Preferred Stock		Treasury Stock	
($ in millions, except share data)	Value	Shares	Value	Shares	Value	Shares
Shares at December 31, 2008	$ 1,295	583,427,104	$ 4,241	180,620	$ 229	6,040,492
Issuance of common shares	351	157,955,960	-	-	-	-
Exchange of preferred shares, Series G	133	60,121,124	(674)	(27,849)	-	-
Accretion from dividends on preferred shares, Series F	-	-	41	-	-	-
Stock-based awards exercised, including treasury shares issued	-	-	-	-	1	819,796
Restricted stock grants	-	-	-	-	(27)	(751,464)
Other	-	-	1	-	(2)	327,200
Shares at December 31, 2009	$ 1,779	801,504,188	$ 3,609	152,771	$ 201	6,436,024
Accretion from dividends on preferred shares, Series F	-	-	45	-	-	-
Stock-based awards exercised, including treasury shares issued	-	-	-	-	(6)	16,391
Restricted stock grants and forfeitures, net	-	-	-	-	(62)	(1,334,967)
Employee stock ownership through benefit plans	-	-	-	-	(3)	114,218
Shares at December 31, 2010	$ 1,779	801,504,188	$ 3,654	152,771	$ 130	5,231,666
Issuance of common shares	**272**	**122,388,393**	**-**	**-**	**-**	**-**
Exchange of preferred shares, Series G	**-**	**-**	**-**	**(1)**	**-**	**-**
Redemption of preferred shares, Series F	**-**	**-**	**(3,408)**	**(136,320)**	**-**	**-**
Accretion from dividends on preferred shares, Series F	**-**	**-**	**153**	**-**	**-**	**-**
Stock-based awards exercised, including treasury shares issued	**-**	**-**	**-**	**-**	**(7)**	**(336,735)**
Restricted stock grants	**-**	**-**	**-**	**-**	**(58)**	**(756,381)**
Other	**-**	**-**	**(1)**		**(1)**	**(50,405)**
Shares at December 31, 2011	**$ 2,051**	**923,892,581**	**$ 398**	**16,450**	**$ 64**	**4,088,145**

In 2008, the Bancorp issued 8.5% non-cumulative Series G convertible preferred stock. The depository shares represent shares of its convertible preferred stock and has a liquidation preference of $25,000 per share. The preferred stock is convertible at any time, at the option of the shareholder, into 2,159.8272 shares of common stock, representing a conversion price of approximately $11.575 per share of common stock.

On December 31, 2008, the U.S. Treasury purchased $3.4 billion, or 136,320 shares, of the Bancorp's Fixed Rate Cumulative Perpetual Preferred Stock, Series F, with a liquidation preference of $25,000 per share and related 10-year warrant in the amount of 15% of the preferred stock investment. The warrant gave the U.S Treasury the right to purchase 43,617,747 shares of the Bancorp's common stock at $11.72 per share. The Series F senior preferred stock was issued complying with the terms established by the CPP. Per the program terms, the U.S. Treasury's investment consisted of senior preferred stock with a five percent dividend for each of the first five years of investment and nine percent thereafter, unless the shares were redeemed. The shares were callable by the Bancorp at par after three years and could be repurchased at any time under certain circumstances. The terms also included restrictions on the repurchase of common stock and an increase in common stock dividends, which required the U.S. Treasury's consent, for a period of three years from the date of investment unless the preferred shares were redeemed in whole or the U.S. Treasury had transferred all of the preferred shares to a third party.

The proceeds from issuance of the Series F preferred stock were allocated to the preferred stock and to the warrant based on their relative fair values, which resulted in an initial book value of $3.2 billion for the preferred stock and $239 million for the warrant. The resulting discount to the preferred stock was being accreted over five years through retained earnings as a preferred stock dividend, resulting in an effective yield of 6.7% for the Series F preferred stock for the first five years.

On May 7, 2009, the Bancorp announced the SCAP results. While not required to raise additional overall capital, the Bancorp was required to augment its existing capital base to maintain a capital buffer above the newly required four percent threshold of the Tier I common equity ratio. As a result, the Bancorp initiated a number of capital actions including the offer to exchange Series G preferred shares and a common stock offering.

On June 4, 2009, the Bancorp announced the successful completion of a $1.0 billion at-the-market offering of its common shares. Through this offering, the Bancorp issued approximately 158 million shares at an average price of $6.33.

On June 17, 2009, the Bancorp completed its offer to exchange 2,158.8272 shares of its common stock, no par value, and $8,250 in cash, for each set of 250 validly tendered and accepted depositary shares. The Bancorp issued approximately 60 million shares of common stock and paid $230 million in cash in exchange for 7 million depositary shares. Overall, $696 million in liquidation amount of the Bancorp's depositary shares were validly tendered, not withdrawn and exchanged, which represented 63% of the aggregate liquidation amount of its depositary shares. An aggregate of 7 million depositary shares representing 27,849 shares of Series G preferred stock were retired upon receipt. At the time of exchange, the Bancorp recognized an increase to retained earnings and net income available to common shareholders of $35 million, calculated as the difference between the carrying amount of the Series G preferred stock exchanged and the sum of the fair value of the common stock plus cash delivered. As a result of this exchange, the Bancorp increased its common equity by $441 million. As of December 31, 2011, Series G preferred stock had 4,112,750 depositary shares representing 16,450 shares outstanding and 1,700 shares reserved for issuance.

On January 25, 2011, the Bancorp raised $1.7 billion in new common equity through the issuance of 121,428,572 shares of common stock in an underwritten offering with an initial price of $14.00 per share. On January 24, 2011, the underwriters exercised their option to purchase an additional 12,142,857 shares at the offering price of $14.00 per share. In connection with this exercise, the Bancorp entered into a forward sale agreement which resulted in a final net payment of 959,821 shares on February 4, 2011. On February 2, 2011, the Bancorp used these proceeds along with proceeds from a senior debt offering and other available resources to repurchase all 136,320 Series F preferred shares. In connection with the redemption of the Series F Preferred Stock, the Bancorp accelerated the accretion of the remaining issuance discount on the

Series F Preferred Stock and recorded a reduction in retained earnings and a corresponding increase in preferred stock of $153 million in the Bancorp's Consolidated Balance Sheet. On March 16, 2011, the Bancorp repurchased the warrant issued to the U.S. Treasury in connection with the CPP preferred stock investment at an agreed upon price of $280 million, which was recorded as a reduction to capital surplus in the Bancorp's Consolidated Financial Statements.

During 2011, 2010 and 2009, the Bancorp repurchased an immaterial amount of common stock.

24. STOCK-BASED COMPENSATION

The Bancorp has historically emphasized employee stock ownership. The following table provides detail of the number of shares to be issued upon exercise of outstanding stock-based awards and remaining shares available for future issuance under all of the Bancorp's equity compensation plans as of December 31, 2011:

Plan Category (shares in thousands)	Number of Shares to be Issued Upon Exercise	Weighted-Average Exercise Price	Shares Available for Future Issuance	
Equity compensation plans approved by shareholders			34,283	*(a)*
SARs	*(b)*	*(b)*		*(a)*
Restricted stock	4,764	N/A		*(a)*
Stock options *(c)*	6,562	$59.73		*(a)*
Phantom stock units	*(d)*	N/A	N/A	
Performance units	*(e)*	N/A		*(a)*
Employee stock purchase plan			9,548	*(f)*
Total Shares	11,326		43,831	

(a) Under the 2011 Incentive Compensation Plan, 39 million shares plus up to 4.5 million shares from the 2008 Incentive Compensation Plan (the Predecessor Plan) of stock were authorized for issuance as incentive and nonqualified stock options, SARs, restricted stock and restricted stock units, performance units and performance restricted stock awards.

(b) The number of shares to be issued upon exercise will be determined at vesting based on the difference between the grant price and the market price at the date of exercise.

(c) Excludes 1 million outstanding options awarded under plans assumed by the Bancorp in connection with certain mergers and acquisitions. The Bancorp has not made any awards under these plans and will make no additional awards under these plans. The weighted-average exercise price of the outstanding options is $16.31 per share.

(d) Phantom stock units are settled in cash.

(e) The number of shares to be issued is dependent upon the Bancorp achieving certain predefined performance targets and ranges from zero shares to approximately 1.5 million shares.

(f) Represents remaining shares of Fifth Third common stock under the Bancorp's 1993 Stock Purchase Plan, as amended and restated, including an additional 1.5 million shares approved by shareholders on March 28, 2007 and an additional 12 million shares approved by shareholders on April 21, 2009.

Stock-based awards are eligible for issuance under the Bancorp's Incentive Compensation Plan to key employees and directors of the Bancorp and its subsidiaries. The Incentive Compensation Plan was approved by shareholders on April 19, 2011, which authorizes the issuance of up to 39 million shares plus up to 4.5 million shares under the Predecessor Plan for Full Value Awards as equity compensation and provides for incentive and nonqualified stock options, stock appreciation rights, restricted stock and restricted stock units, and performance share and restricted stock awards. Full Value Awards are defined as awards with no cash outlay for the employee to obtain the full value. Based on total stock-based awards outstanding (including stock options, stock appreciation rights, restricted stock and performance units) and shares remaining for future grants under the 2011 Incentive Compensation Plan, the Bancorp's total overhang is nine percent. The overhang measurement represents the potential dilution to which the Bancorp's shareholders of common stock are exposed due to the potential that stock-based compensation will be awarded to executives, directors or key employees of the Bancorp. SARs, restricted stock, stock options and performance units outstanding represent six percent of the Bancorp's issued shares at December 31, 2011.

All of the Bancorp's stock-based awards are to be settled with stock with the exception of phantom stock units and a portion of the performance units that are to be settled in cash. The Bancorp has historically used treasury stock to settle stock-based awards, when available. SARs, issued at fair value based on the closing price of the Bancorp's common stock on the date of grant, have up to ten-year terms and vest and become exercisable either ratably or fully over a four year period of continued employment. The Bancorp does not grant discounted SARs or stock options, re-price previously granted SARs or stock options, or grant reload stock options. Restricted stock grants vest after four years, or ratably over three or four years or ratably after three years of continued employment and include dividend and voting rights. Stock options were previously issued at fair value based on the closing price of the Bancorp's common stock on the date of grant, had up to ten-year terms and vested and became fully exercisable ratably over a three or four year period of continued employment. Performance unit awards have three-year cliff vesting terms with performance or market conditions as defined by the plan.

Stock-based compensation expense was $59 million, $64 million and $51 million for the years ended December 31, 2011, 2010 and 2009, respectively, and is included in salaries, wages, and incentives in the Consolidated Statements of Income. The total related income tax benefit recognized was $21 million for 2011 and $18 million for the years ended December 31, 2010 and 2009, respectively.

Stock Appreciation Rights

The Bancorp uses assumptions, which are evaluated and revised as necessary, in estimating the grant-date fair value of each SAR grant. The weighted-average assumptions were as follows for the years ended:

	2011	2010	2009
Expected life (in years)	**6**	6	6
Expected volatility	**35%**	38%	73%
Expected dividend yield	**2.0%**	2.0%	1.3%
Risk-free interest rate	**2.6%**	3.1%	2.2%

The expected life is derived from historical exercise patterns and represents the amount of time that options granted are expected to be outstanding. The expected volatility is based on a combination of historical and implied volatilities of the Bancorp's common stock. The expected dividend yield is based on annual dividends divided by the Bancorp's stock price. Annual dividends are based on projected dividends, estimated using a historical long-term dividend payout ratio, over the estimated life of the awards. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The grant-date fair value of SARs is measured using the Black-Scholes option-pricing model. The weighted-average grant-date fair value of SARs granted was $4.29, $5.10 and $2.41 per share for the years ended 2011, 2010 and 2009, respectively. The total grant-date fair value of SARs that vested during 2011, 2010 and 2009 was $20 million, $25 million, and $26 million, respectively.

At December 31, 2011, there was $47 million of stock-based compensation expense related to nonvested SARs not yet recognized. The expense is expected to be recognized over a remaining weighted-average period of approximately 2.7 years.

	2011		2010		2009	
SARs (shares in thousands)	**Shares**	**Weighted-Average Grant Price**	Shares	Weighted-Average Grant Price	Shares	Weighted-Average Grant Price
Outstanding at January 1	**31,152**	**$24.67**	28,571	$26.82	22,508	$35.43
Granted	**8,633**	**13.36**	5,310	14.74	8,398	4.05
Exercised	**(521)**	**3.96**	(319)	3.96	-	-
Forfeited or expired	**(2,762)**	**25.76**	(2,410)	30.87	(2,335)	27.93
Outstanding at December 31	**36,502**	**$22.20**	31,152	$24.67	28,571	$26.82
Exercisable at December 31	**20,070**	**$30.29**	16,347	$34.94	12,254	$40.38

The following table summarizes outstanding and exercisable SARs by grant price at December 31, 2011:

	Outstanding SARs			Exercisable SARs		
Grant price per share	Number of SARs at Year End (000s)	Weighted-Average Grant Price	Weighted-Average Remaining Contractual Life (in years)	Number of SARs at Year End (000s)	Weighted-Average Grant Price	Weighted-Average Remaining Contractual Life (in years)
Under $10.00	6,293	$4.04	7.3	2,845	$3.96	7.3
$10.01-$20.00	17,845	15.37	8.2	4,978	18.18	6.8
$20.01-$30.00	39	22.85	6.3	22	22.42	6.3
$30.01-$40.00	8,118	38.73	4.4	8,118	38.73	4.4
Over $40.00	4,207	46.41	3.1	4,107	46.57	3.1
All SARs	36,502	$22.20	6.6	20,070	$30.29	5.1

Restricted Stock Awards

The total grant-date fair value of RSAs that vested during 2011, 2010 and 2009 was $37 million, $30 million and $36 million, respectively. At December 31, 2011, there was $40 million of stock-based compensation expense related to nonvested restricted stock not yet recognized. The expense is expected to be recognized over a remaining weighted-average period of approximately 2.2 years.

	2011		2010		2009	
RSAs (shares in thousands)	**Shares**	**Weighted-Average Grant -Date Fair Value**	Shares	Weighted-Average Grant -Date Fair Value	Shares	Weighted-Average Grant -Date Fair Value
Nonvested at January 1	**5,158**	**$18.89**	4,645	$23.85	5,584	$29.04
Granted	**1,702**	**13.19**	1,677	14.69	751	4.72
Exercised	**(1,646)**	**22.52**	(817)	36.96	(870)	40.84
Forfeited	**(450)**	**15.34**	(347)	22.39	(820)	23.86
Nonvested at December 31	**4,764**	**$15.95**	5,158	$18.89	4,645	$23.85

The following table summarizes unvested RSAs by grant-date fair value at December 31, 2011:

	Nonvested RSAs	
Grant-Date Fair Value Per Share	Number of RSAs at Year End (000s)	Weighted-Average Remaining Contractual Life (in years)
Under $10.00	409	1.3
$10.01-$20.00	3,982	1.4
$20.01-$30.00	134	0.3
$30.01-$40.00	239	0.3
All RSAs	4,764	1.3

Stock options

The grant-date fair value of stock options is measured using the Black-Scholes option-pricing model. There were no stock options granted during 2011 and 2010. Stock options granted during 2009 were immaterial to the Bancorp's Consolidated Financial Statements.

The total intrinsic value of options exercised was immaterial to the Bancorp's Consolidated Financial Statements in 2011, 2010 and 2009. Cash received from options exercised during 2011 was $1 million and was immaterial to the Bancorp's Consolidated Financial Statements in 2010 and 2009. Tax benefits realized from exercised options were immaterial to the Consolidated Financial Statements during 2011, 2010 and 2009. All stock options were vested at December 31, 2008, therefore, no stock options vested during 2011, 2010, or 2009. As of December 31, 2011, the aggregate intrinsic value of both outstanding options and exercisable options was immaterial to the Consolidated Financial Statements.

	2011		2010		2009	
Stock Options (shares in thousands)	**Shares**	**Weighted-Average Exercise Price**	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Grant Price
Outstanding at January 1	**11,859**	**$52.01**	15,504	$49.29	20,564	$48.97
Granted	**-**	**-**	-	-	1	8.59
Exercised	**(96)**	**9.25**	(58)	8.76	(11)	8.33
Forfeited or expired	**(4,179)**	**49.61**	(3,587)	40.54	(5,050)	48.06
Outstanding at December 31	**7,584**	**$53.88**	11,859	$52.01	15,504	$49.29
Exercisable at December 31	**7,584**	**$53.88**	11,859	$52.01	15,504	$49.29

The following table summarizes outstanding and exercisable stock options by exercise price at December 31, 2011:

	Outstanding and Exercisable Stock Options		
Exercise price per share	Number of Options at Year End (000s)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)
Under $10.00	125	$ 9.62	0.3
$10.01-$20.00	694	12.59	2.8
$20.01-$30.00	60	23.63	0.7
$30.01-$40.00	139	36.25	2.3
Over $40.00	6,566	59.74	0.8
All stock options	7,584	$53.88	1.0

Other stock-based compensation

During 2009, the Bancorp's Board of Directors approved the use of phantom stock units as part of its compensation for executives in connection with changes made in reaction to the TARP compensation rules. On February 22, 2011, the Bancorp redeemed its Series F preferred stock held by the U.S. Treasury under the CPP. As a result of this redemption, the last payment of phantom stock occurred in April of 2011. The phantom stock units were issued under the Bancorp's 2008 Incentive Compensation Plan. The number of phantom stock units was determined each pay period by dividing the amount of salary to be paid in phantom stock units for that pay period, by the reported closing price of the Bancorp's common stock on the pay date for such pay period. The phantom stock units vest immediately. Phantom stock was expensed based on the number of outstanding units multiplied by the closing price of the Bancorp's stock at period end. The phantom stock units did not include any rights to receive dividends or dividend equivalents. Phantom stock units issued on or before June 12, 2010 were settled in cash upon the earlier to occur of June 15, 2011 or the executive's death. Units issued thereafter will be settled in cash with 50% to be settled on June 15, 2012 and 50% to be settled on June 15, 2013. The amount paid on settlement of the phantom stock units is equal to the total amount of phantom stock units settled at the reported closing price of the Bancorp's common stock on the settlement date. Under the phantom stock program, 132,649 and 488,703 respective phantom stock units were granted with a weighted average grant price of $14.40 and $12.80, during the years ended December 31, 2011 and 2010, respectively. During 2011, 521,091 phantom stock units were settled. No phantom stock units were settled during 2010.

Performance units are payable contingent upon the Bancorp achieving certain predefined performance targets over the three-year measurement period. Awards granted during 2011 and 2010 will be entirely settled in stock. During 2009, the awards granted are payable 50% in stock and 50% in cash. The performance targets are based on the Bancorp's performance relative to a defined peer group. During 2011, 2010 and 2009, 328,061, 61,320, and 1,118,958 performance units, respectively, were granted by the Bancorp. These awards were granted at a weighted-average grant-date fair value of $13.36, $13.76 and $3.96 per unit during 2011, 2010 and 2009, respectively.

The Bancorp sponsors a stock purchase plan that allows qualifying employees to purchase shares of the Bancorp's common stock with a 15% match. During the years ended December 31, 2011, 2010 and 2009, there were 886,447, 749,127 and 1,343,632 shares, respectively, purchased by participants and the Bancorp recognized stock-based compensation expense of $1 million each year.

25. OTHER NONINTEREST INCOME AND OTHER NONINTEREST EXPENSE

The following table presents the major components of other noninterest income and other noninterest expense for the years ended December 31:

($ in millions)		**2011**	2010	2009
Other noninterest income:				
Operating lease income	$	**58**	62	59
Equity method income from interest in Vantiv Holding, LLC		**57**	26	15
BOLI income (loss)		**41**	194	(2)
Cardholder fees		**41**	36	48
Net gain from warrant and put options associated with sale of the processing business		**39**	5	18
Gain on loan sales		**37**	51	38
Consumer loan and lease fees		**31**	32	43
Insurance income		**28**	38	47
Banking center income		**27**	22	22
TSA revenue		**21**	49	76
Loss on sale of OREO		**(71)**	(78)	(70)
Loss on swap associated with the sale of Visa, Inc. class B shares		**(83)**	(19)	(2)
Gain on sale/redemption of Visa, Inc. ownership interests		**-**	-	244
Other, net		**24**	(12)	(57)
Total	$	**250**	406	479
Other noninterest expense:				
FDIC insurance and other taxes	$	**201**	242	269
Loan and lease		**195**	211	234
Losses and adjustments		**129**	187	110
Marketing		**115**	98	79
Affordable housing investments impairment		**85**	100	83
Professional services fees		**58**	77	63
Travel		**52**	51	41
Postal and courier		**49**	48	53
Operating lease		**41**	41	39
OREO expense		**34**	33	24
Recruitment and education		**31**	31	30
Data processing		**29**	24	21
Insurance		**25**	42	50
Intangible asset amortization		**22**	43	57
Supplies		**18**	24	25
Visa litigation reserve		**-**	-	(73)
Provision for unfunded commitments and letters of credit		**(46)**	(24)	99
Other, net		**186**	166	167
Total	$	**1,224**	1,394	1,371

26. EARNINGS PER SHARE

The calculation of earnings per share and the reconciliation of earnings per share and earnings per diluted share for the years ended December 31:

		2011			2010			2009		
(in millions, except per share data)		**Income**	**Average Shares**	**Per Share Amount**	Income	Average Shares	Per Share Amount	Income	Average Shares	Per Share Amount
Earnings per share:										
Net income attributable to Bancorp	$	**1,297**			753			737		
Dividends on preferred stock		**203**			250			226		
Net income available to common shareholders		**1,094**			503			511		
Less: Income allocated to participating securities		**6**			3			4		
Net income allocated to common shareholders	$	**1,088**	**906**	**1.20**	500	791	0.63	507	696	0.73
Earnings per diluted share:										
Net income available to common shareholders	$	**1,094**			503			511		
Effect of dilutive securities:										
Stock-based awards		**-**	**6**	**-**	-	5	-	-	2	-
Series G convertible preferred stock *(a)*		**35**	**36**	**(0.02)**	-	-	-	(21)	28	(0.06)
Warrants related to Series F preferred stock		**-**	**2**	**-**	-	3	-	-	-	-
Net income available to common shareholders plus assumed conversions		**1,129**			503			490		
Less: Income allocated to participating securities		**6**			3			4		
Net income allocated to common shareholders plus assumed conversions	$	**1,123**	**950**	**1.18**	500	799	0.63	486	726	0.67

(a) The additive effect to income from dividends on convertible preferred stock for the year ended December 31, 2009 included preferred dividends of $14 for Series G preferred shares, offset by a $35 reduction to preferred dividends due to the conversion of a portion of Series G preferred shares during the second quarter of 2009.

Shares are excluded from the computation of net income per diluted share when their inclusion has an anti-dilutive effect on earnings per share. The diluted earnings per share computation for the years 2011, 2010, and 2009 excludes 29 million, 23 million, and 23 million, respectively, of stock appreciation rights, 8 million, 12 million, and 17 million, respectively, of stock options and 1 million, 1 million and 4 million shares, respectively, of unvested restricted stock that had not yet been exercised. In 2010, 36 million shares related to the Bancorp's Series G preferred stock that were not part of the conversion of preferred shares in the second quarter of 2009 were excluded from the computation of net income per diluted share because their inclusion would have been anti-dilutive to earnings per share.

For the year ended December 31, 2009, there were 44 million shares under warrants related to the Bancorp's Series F preferred stock from the CPP that were excluded from the computation of net income per diluted share, as their inclusion would have been anti-dilutive to earnings per share due to the exercise price of the shares being greater than the average market price of the common shares. The warrants had an initial exercise price of $11.72 per share.

27. FAIR VALUE MEASUREMENTS

The Bancorp measures certain financial assets and liabilities at fair value in accordance with U.S. GAAP, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement. For more information regarding the fair value hierarchy and how the Bancorp measures fair value, see Note 1.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables summarize assets and liabilities measured at fair value on a recurring basis, including residential mortgage loans held for sale for which the Bancorp has elected the fair value option as of:

	Fair Value Measurements Using			
December 31, 2011 ($ in millions)	Level 1	Level 2	Level 3	Total Fair Value
Assets:				
Available-for-sale securities:				
U.S. Treasury and Government agencies	$ 171	-	-	171
U.S. Government sponsored agencies	-	1,962	-	1,962
Obligations of states and political subdivisions	-	101	-	101
Agency mortgage-backed securities	-	10,284	-	10,284
Other bonds, notes and debentures	-	1,812	-	1,812
Other securities[(a)]	185	5	-	190
Available-for-sale securities[(a)]	356	14,164	-	14,520
Trading securities:				
Obligations of states and political subdivisions	-	8	1	9
Agency mortgage-backed securities	-	11	-	11
Other bonds, notes and debentures	-	13	-	13
Other securities	144	-	-	144
Trading securities	144	32	1	177
Residential mortgage loans held for sale	-	2,751	-	2,751
Residential mortgage loans[(b)]	-	-	65	65
Derivative assets:				
Interest rate contracts	8	1,773	34	1,815
Foreign exchange contracts	-	294	-	294
Equity contracts	-	-	113	113
Commodity contracts	-	134	-	134
Derivative assets	8	2,201	147	2,356
Total assets	$ 508	19,148	213	19,869
Liabilities:				
Derivative liabilities				
Interest rate contracts	$ 54	802	2	858
Foreign exchange contracts	-	275	-	275
Equity contracts	-	-	81	81
Commodity contracts	-	130	-	130
Derivative liabilities	54	1,207	83	1,344
Short positions	2	4	-	6
Total liabilities	$ 56	1,211	83	1,350

December 31, 2010 ($ in millions)		Fair Value Measurements Using Level 1	Level 2	Level 3	Total Fair Value
Assets:					
Available-for-sale securities:					
U.S. Treasury and Government agencies	$	230	-	-	230
U.S. Government sponsored agencies		-	1,645	-	1,645
Obligations of states and political subdivisions		-	172	-	172
Agency mortgage-backed securities		-	10,973	-	10,973
Other bonds, notes and debentures		-	1,342	-	1,342
Other securities[(a)]		180	4	-	184
Available-for-sale securities[(a)]		410	14,136	-	14,546
Trading securities:					
U.S. Treasury and Government agencies		1	-	-	1
Obligations of states and political subdivisions		-	20	1	21
Agency mortgage-backed securities		-	8	-	8
Other bonds, notes and debentures		-	115	5	120
Other securities		47	97	-	144
Trading securities		48	240	6	294
Residential mortgage loans held for sale		-	1,892	-	1,892
Residential mortgage loans[(b)]		-	-	46	46
Derivative assets:					
Interest rate contracts		90	1,448	13	1,551
Foreign exchange contracts		-	343	-	343
Equity contracts		-	-	81	81
Commodity contracts		-	99	-	99
Derivative assets		90	1,890	94	2,074
Total assets	$	548	18,158	146	18,852
Liabilities:					
Derivative liabilities					
Interest rate contracts	$	14	846	11	871
Foreign exchange contracts		-	323	-	323
Equity contracts		-	-	28	28
Commodity contracts		-	92	-	92
Derivative liabilities		14	1,261	39	1,314
Short positions		1	1	-	2
Total liabilities	$	15	1,262	39	1,316

*(a) Excludes FHLB and FRB restricted stock totaling **$497** and **$345**, respectively, at **December 31, 2011**, $524 and $344, respectively, at December 31, 2010.*
(b) Includes residential mortgage loans originated as held for sale and subsequently transferred to held for investment.

The following is a description of the valuation methodologies used for significant instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy. Residential mortgage loans held for sale that are reclassified to held for investment are transferred from Level 2 to Level 3 of the fair value hierarchy as described below. It is the Bancorp's policy to value any transfers between levels of the fair value hierarchy based on end of period fair values.

Available-for-sale and trading securities

Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include government bonds and exchange traded equities. If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Examples of such instruments, which are classified within Level 2 of the valuation hierarchy, include agency and non-agency mortgage-backed securities, other asset-backed securities, obligations of U.S. Government sponsored agencies, and corporate and municipal bonds. Agency mortgage-backed securities, obligations of U.S. Government sponsored agencies, and corporate and municipal bonds are generally valued using a market approach based on observable prices of securities with similar characteristics.

Non-agency mortgage-backed securities and other asset-backed securities are generally valued using an income approach based on discounted cash flows, incorporating prepayment speeds, performance of underlying collateral and specific tranche-level attributes. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Trading securities classified as Level 3 consist of auction rate securities. Due to the illiquidity in the market for these types of securities at December 31, 2011 and 2010, the Bancorp measured fair value using a discount rate based on the assumed holding period.

Residential mortgage loans held for sale and held for investment

For residential mortgage loans held for sale, fair value is estimated based upon mortgage-backed securities prices and spreads to those prices or, for certain ARM loans, DCF models that may incorporate the anticipated portfolio composition, credit spreads of asset-backed securities with similar collateral and market conditions. The anticipated portfolio composition includes the effect of interest rate spreads and discount rates due to loan characteristics such as the state in which the loan was originated, the loan amount and the ARM margin. Residential mortgage loans held for sale that are valued based on mortgage backed securities prices are classified within Level 2 of the valuation hierarchy as the valuation is based on external pricing for similar instruments. ARM loans classified as held for sale are also classified within Level 2 of the valuation hierarchy due to the use of observable inputs in the DCF model. These observable inputs include interest rate spreads from agency mortgage-backed securities market rates and observable discount rates. For residential mortgage loans reclassified from held for sale to held for investment, the fair value estimation is based on mortgage-backed securities prices and a credit component that is based on internally developed loss rate models. Therefore, these loans are classified within Level 3 of the valuation hierarchy.

Derivatives

Exchange-traded derivatives valued using quoted prices and certain over-the-counter derivatives valued using active bids are classified within Level 1 of the valuation hierarchy. Most derivative contracts are valued using discounted cash flow or other models that incorporate current market interest rates, credit spreads assigned to the derivative counterparties and other market parameters and, therefore, are classified within Level 2 of the valuation hierarchy. Such derivatives include basic and structured interest rate swaps and options. Derivatives that are valued based upon models with significant unobservable market parameters are classified within Level 3 of the valuation hierarchy. At December 31, 2011 and 2010, derivatives classified as Level 3, which are valued using an option-pricing model containing unobservable inputs, consisted primarily of warrants and put rights associated with the sale of the processing business to Advent International and a total return swap associated with the Bancorp's sale of Visa, Inc. Class B shares. Level 3 derivatives also include interest rate lock commitments, which utilize internally generated loan closing rate assumptions as a significant unobservable input in the valuation process.

In connection with the sale of the processing business, the Bancorp provided Advent International with certain put options that are exercisable in the event of certain circumstances. In addition, the associated warrants allow the Bancorp to purchase an incremental 10% nonvoting interest in Vantiv Holding, LLC under certain defined conditions involving change of control. The fair values of the warrants and put options are calculated applying Black-Scholes option valuation models using probability weighted scenarios. The assumptions utilized in the models are summarized in the following table as of December 31:

	2011		2010	
	Warrants	Put Options *(b)*	Warrants	Put Options
Expected term (years)	**7.5 - 17.5**	**2.0**	8.5 - 18.5	0.5 - 3.0
Expected volatility[(a)]	**35.4 - 35.5 %**	**31.5 %**	36.0 - 37.0 %	25.6 - 44.6 %
Risk free rate	**1.57 - 2.88 %**	**0.31 %**	3.06 - 4.18 %	0.23 - 1.05 %
Expected dividend rate	**- %**	**- %**	- %	- %

(a) Based on historical and implied volatilities of comparable companies assuming similar expected terms.

(b) Historically, three scenarios have been used to estimate the fair value of the put options. Two of the scenarios' terms expired prior to December 31, 2011. Therefore, the assumptions at December 31, 2011 only include one scenario.

Under the terms of the total return swap, the Bancorp will make or receive payments based on subsequent changes in the conversion rate of the Visa, Inc. Class B shares into Class A shares. The fair value of the total return swap was calculated using a discounted cash flow model based on unobservable inputs consisting of management's estimate of the probability of certain litigation scenarios, timing of litigation settlements and payments related to the swap.

The net fair value of the interest rate lock commitments at December 31, 2011 was $33 million. Immediate decreases in current interest rates of 25 bps and 50 bps would result in increases in the fair value of the interest rate lock commitments of approximately $16 million and $28 million, respectively. Immediate increases of current interest rates of 25 bps and 50 bps would result in decreases in the fair value of the interest rate lock commitments of approximately $20 million and $45 million, respectively. The decrease in fair value of interest rate lock commitments due to immediate 10% and 20% adverse changes in the assumed loan closing rates would be approximately $4 million and $7 million, respectively, and the increase in fair value due to immediate 10% and 20% favorable changes in the assumed loan closing rates would be approximately $3 million and $6 million, respectively. These sensitivities are hypothetical and should be used with caution, as changes in fair value based on a variation in assumptions typically cannot be extrapolated because the relationship of the change in assumptions to the change in fair value may not be linear.

The following tables are a reconciliation of assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

For the year ended December 31, 2011 ($ in millions)	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Trading Securities	Residential Mortgage Loans	Interest Rate Derivatives, Net[(a)]	Equity Derivatives, Net[(a)]	Total Fair Value
Beginning balance	$ 6	46	2	53	$ 107
Total gains or losses (realized/unrealized):					
Included in earnings	**-**	**4**	**205**	**(43)**	**166**
Purchases	**-**	**-**	**-**	**2**	**2**
Sales	**(5)**	**-**	**-**	**-**	**(5)**
Settlements	**-**	**(9)**	**(175)**	**20**	**(164)**
Transfers into Level 3[(b)]	**-**	**24**	**-**	**-**	**24**
Ending balance	**$ 1**	**65**	**32**	**32**	**$ 130**
The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at December 31, 2011[(c)]	**$ -**	**4**	**32**	**(43)**	**$ (7)**

For the year ended December 31, 2010 ($ in millions)	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Residual Interests in Securitizations	Trading Securities	Residential Mortgage Loans	Interest Rate Derivatives, Net[(a)]	Equity Derivatives, Net[(a)]	Total Fair Value
Beginning balance	$ 174	13	26	(2)	11	$ 222
Total gains or losses (realized/unrealized):						
Included in earnings	-	3	-	187	(14)	176
Purchases, sales, issuances, and settlements, net	(174)[(d)]	(10)	(6)	(183)	56	(317)
Transfers into Level 3[(b)]	-	-	26	-	-	26
Ending balance	$ -	6	46	2	53	$ 107
The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at December 31, 2010[(c)]	$ -	-	-	60	(14)	$ 46

For the year ended December 31, 2009 ($ in millions)	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Residual Interests in Securitizations	Trading Securities	Residential Mortgage Loans	Derivatives, Net[(e)]	Total Fair Value
Beginning balance	$ 146	-	7	24	$ 177
Total gains or losses (realized/unrealized):					
Included in earnings	10	(4)	(2)	145	149
Included in other comprehensive income	3	-	-	-	3
Purchases, sales, issuances, and settlements, net	15	17	(8)	(160)	(136)
Transfers into Level 3[(b)]	-	-	29	-	29
Ending balance	$ 174	13	26	9	$ 222
The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at December 31, 2009[(c)]	$ 6	(4)	(2)	16	$ 16

(a) Net interest rate derivatives include derivative assets and liabilities of ***$34*** *and* ***$2****, respectively, as of* ***December 31, 2011*** *and $13 and $11, respectively, as of December 31, 2010. Net equity derivatives include derivative assets and liabilities of* ***$113*** *and* ***$81****, respectively, as of* ***December 31, 2011****, and $81 and $28, respectively, as of December 31, 2010.*
(b) Includes residential mortgage loans held for sale that were transferred to held for investment.
(c) Includes interest income and expense.
(d) Due to a change in U.S. GAAP adopted by the Bancorp on January 1, 2010, all residual interests in securitizations were eliminated concurrent with the consolidation of the related VIEs.
(e) Net derivatives include derivative assets and liabilities of $84 and $75, respectively, at December 31, 2009.

The total gains and losses included in earnings for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) were recorded in the Consolidated Statements of Income as follows:

($ in millions)		2011	2010	2009
Interest income	$	-	-	15
Mortgage banking net revenue		210	187	127
Corporate banking revenue		2	1	1
Other noninterest income		(46)	(15)	15
Securities gains (losses), net		-	3	(5)
Other noninterest expense		-	-	(4)
Total gains	$	166	176	149

The total gains and losses included in earnings attributable to changes in unrealized gains and losses related to Level 3 assets and liabilities still held at December 31, 2011, 2010 and 2009 were recorded in the Consolidated Statements of Income as follows:

($ in millions)		2011	2010	2009
Interest income	$	-	-	11
Mortgage banking net revenue		37	60	(7)
Corporate banking revenue		1	1	1
Other noninterest income		(45)	(15)	20
Securities losses, net		-	-	(5)
Other noninterest expense		-	-	(4)
Total (losses) gains	$	(7)	46	16

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis. These assets and liabilities are not measured at fair value on an ongoing basis; however, they are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment. The following tables represent those assets that were subject to fair value adjustments during the years ended December 31, 2011 and 2010 and still held as of the end of the period, and the related losses from fair value adjustments on assets sold during the period as well as assets still held as of the end of the period.

		Fair Value Measurements Using				Total Losses
($ in millions)		Level 1	Level 2	Level 3	Total	2011
Commercial loans held for sale[(a)]	$	-	-	27	27	(67)
Commercial and industrial loans		-	-	101	101	(328)
Commercial mortgage loans		-	-	85	85	(124)
Commercial construction loans		-	-	55	55	(60)
MSRs		-	-	681	681	(242)
OREO property		-	-	224	224	(171)
Total	$	-	-	1,173	1,173	(992)

		Fair Value Measurements Using				Total Losses
($ in millions)		Level 1	Level 2	Level 3	Total	2010
Commercial loans held for sale[(a)]	$	120	-	770	890	(448)
Commercial and industrial loans		-	-	272	272	(470)
Commercial mortgage loans		-	-	234	234	(207)
Commercial construction loans		-	-	109	109	(159)
Residential mortgage loans		-	-	3	3	(6)
Other consumer loans		-	71	10	81	(12)
MSRs		-	-	822	822	(36)
OREO property		-	-	527	527	(264)
Total	$	120	71	2,747	2,938	(1,602)

(a) Includes commercial nonaccrual loans held for sale.

During 2011, the Bancorp transferred $143 million of commercial loans from the portfolio to loans held for sale that upon transfer were measured at fair value. These loans had fair value adjustments totaling $31 million and were based on discounted cash flow models incorporating appraisals of the underlying collateral, as well as assumptions about investor return requirements and amounts and timing of expected cash flows, and were therefore, classified within Level 3 of the valuation hierarchy. Additionally, during 2011, existing commercial loans held for sale with a fair value of $48 million were further adjusted using the same methodology as loans transferred to held for sale. Therefore, these loans were classified within Level 3 of the valuation hierarchy.

During 2011 and 2010, the Bancorp recorded nonrecurring impairment adjustments to certain commercial and industrial, commercial mortgage and commercial construction loans held for investment. Such amounts are generally based on the fair value of the underlying collateral supporting the loan and were classified within Level 3 of the valuation hierarchy. In cases where the carrying value exceeds the fair value, an impairment loss is recognized. The fair values and recognized impairment losses are reflected in the previous table.

During 2011, the Bancorp recognized temporary impairments in certain classes of the MSR portfolio in which the carrying value was adjusted to fair value as of December 31, 2011. MSRs do not trade in an active, open market with readily observable prices. While sales of MSRs do occur, the precise terms and conditions typically are not readily available. Accordingly, the Bancorp estimates the fair value of MSRs using discounted cash flow models with certain unobservable inputs, primarily prepayment speed assumptions, resulting in a classification within Level 3 of the valuation hierarchy. Refer to Note 12 for further information on the Bancorp's MSRs.

During the 2011 and 2010, the Bancorp recorded nonrecurring adjustments to certain commercial and residential real estate properties classified as OREO and measured at the lower of carrying amount or fair value, less costs to sell. Nonrecurring losses included in the above table are primarily due to declines in real estate values of the OREO properties. These losses include $100 million in losses, recorded as charge-offs, on new OREO properties transferred from loans during the period and $71 million in losses, recorded in other noninterest income, attributable to fair value adjustments on OREO properties subsequent to their transfer from loans. Such fair value amounts are generally based on appraisals of the property values, resulting in a classification within Level 3 of the valuation hierarchy. In cases where the carrying amount exceeds the fair value, less costs to sell, an impairment loss is recognized. The previous tables reflect the fair value measurements of the properties before deducting the estimated costs to sell.

Fair Value Option

The Bancorp elected to measure certain residential mortgage loans held for sale under the fair value option as allowed under U.S. GAAP. Management's intent to sell residential mortgage loans classified as held for sale may change over time due to such factors as changes in the overall liquidity in markets or changes in characteristics specific to certain loans held for sale. Consequently, these loans may be reclassified to loans held for investment and maintained in the Bancorp's loan portfolio. In such cases, the loans will continue to be measured at fair value. Residential loans with fair values of $24 million and $26 million were transferred to the Bancorp's portfolio during 2011 and 2010, respectively. The net impact related to fair value adjustments on these loans was a gain of $4 million during 2011. Fair value adjustments on residential mortgage loans transferred to the Bancorp's portfolio during 2010 were immaterial.

Fair value changes included in earnings for instruments held at December 31, 2011 and 2010 for which the fair value option was elected included gains of $123 million and $25 million, respectively. Additionally, fair value changes included in earnings for instruments for which the fair value option was elected but are no longer held by the Bancorp at December 31, 2011 and 2010 included gains of $168 million and $171 million during 2011 and 2010, respectively. These gains are reported in mortgage banking net revenue in the Consolidated Statements of Income.

Valuation adjustments related to instrument-specific credit risk for residential mortgage loans measured at fair value negatively impacted the fair value of those loans by $3 million at December 31, 2011 and $5 million at December 31, 2010. Interest on residential mortgage loans measured at fair value is accrued as it is earned using the effective interest method and is reported as interest income in the Consolidated Statements of Income.

The following table summarizes the difference between the fair value and the principal balance for residential mortgage loans measured at fair value as of:

($ in millions)		Fair Value	Principal Balance	Difference
December 31, 2011				
Residential mortgage loans measured at fair value	**$**	**2,816**	**2,693**	**123**
Past due loans of 90 days or more		**4**	**5**	**(1)**
Nonaccrual loans		**-**	**-**	**-**
December 31, 2010				
Residential mortgage loans measured at fair value	$	1,938	1,913	25
Past due loans of 90 days or more		5	6	(1)
Nonaccrual loans		1	1	-

Fair Value of Certain Financial Instruments

The following tables summarize the carrying amounts and estimated fair values for certain financial instruments, excluding financial instruments measured at fair value on a recurring basis.

As of December 31, 2011 ($ in millions)		Net Carrying Amount	Fair Value
Financial assets:			
Cash and due from banks	**$**	**2,663**	**2,663**
Other securities		**842**	**842**
Held-to-maturity securities		**322**	**322**
Other short-term investments		**1,781**	**1,781**
Loans held for sale		**203**	**203**
Portfolio loans and leases:			
Commercial and industrial loans		**29,854**	**30,300**
Commercial mortgage loans		**9,697**	**8,870**
Commercial construction loans		**943**	**791**
Commercial leases		**3,451**	**3,237**
Residential mortgage loans[(a)]		**10,380**	**9,978**
Home equity		**10,524**	**9,737**
Automobile loans		**11,784**	**11,747**
Credit card		**1,872**	**1,958**
Other consumer loans and leases		**329**	**346**
Unallocated allowance for loan and lease losses		**(136)**	**-**
Total portfolio loans and leases, net[(a)]	**$**	**78,698**	**76,964**
Financial liabilities:			
Deposits		**85,710**	**85,599**
Federal funds purchased		**346**	**346**
Other short-term borrowings		**3,239**	**3,239**
Long-term debt		**9,682**	**10,197**

*(a) Excludes **$65** of residential mortgage loans measured at fair value on a recurring basis.*

As of December 31, 2010 ($ in millions)		Net Carrying Amount	Fair Value
Financial assets:			
Cash and due from banks	$	2,159	2,159
Other securities		868	868
Held-to-maturity securities		353	353
Other short-term investments		1,515	1,515
Loans held for sale		324	324
Portfolio loans and leases:			
Commercial and industrial loans		26,068	27,322
Commercial mortgage loans		10,248	9,513
Commercial construction loans		1,890	1,471
Commercial leases		3,267	2,934
Residential mortgage loans[(a)]		8,600	7,577
Home equity		11,248	9,366
Automobile loans		10,910	10,975
Credit card		1,738	1,786
Other consumer loans and leases		622	682
Unallocated allowance for loan and lease losses		(150)	-
Total portfolio loans and leases, net[(a)]	$	74,441	71,626
Financial liabilities:			
Deposits		81,648	81,860
Federal funds purchased		279	279
Other short-term borrowings		1,574	1,574
Long-term debt		9,558	9,921

(a) Excludes $46 of residential mortgage loans measured at fair value on a recurring basis.

Cash and due from banks, other securities, other short-term investments, deposits, federal funds purchased and other short-term borrowings

For financial instruments with a short-term or no stated maturity, prevailing market rates and limited credit risk, carrying amounts approximate fair value. Those financial instruments include cash and due from banks, FHLB and FRB restricted stock, other short-term investments, certain deposits (demand, interest checking, savings, money market and foreign office deposits), and federal funds purchased. Fair values for other time deposits, certificates of deposit $100,000 and over and other short-term borrowings were estimated using a discounted cash flow calculation that applied prevailing LIBOR/swap interest rates for the same maturities.

Held-to-maturity securities

The Bancorp's held-to-maturity securities are primarily composed of instruments that provide income tax credits as the economic return on the investment. The fair value of these instruments is estimated based on current U.S. Treasury tax credit rates.

Loans held for sale

Fair values for commercial loans held for sale were valued based on executable bids when available, or on discounted cash flow models incorporating appraisals of the underlying collateral, as well as assumptions about investor return requirements and amounts and timing of expected cash flows. Fair values for other consumer loans held for sale are based on contractual values upon which the loans may be sold to a third party, and approximate their carrying value.

Portfolio loans and leases, net

Fair values were estimated by discounting future cash flows using the current market rates of loans to borrowers with similar credit characteristics and similar remaining maturities.

Long-term debt

Fair value of long-term debt was based on quoted market prices, when available, or a discounted cash flow calculation using LIBOR/swap interest rates and, in some cases, a spread for new issues for borrowings of similar terms.

28. CERTAIN REGULATORY REQUIREMENTS AND CAPITAL RATIOS

The principal source of income and funds for the Bancorp (parent company) are dividends from its subsidiaries. The dividends paid by the Bancorp's banking subsidiary are subject to regulations and limitations prescribed by the appropriate state and federal supervisory authorities. The Bancorp's nonbank subsidiaries are also limited by certain federal and state statutory provisions and regulations covering the amount of dividends that may be paid in any given year.

The Bancorp's banking subsidiary must maintain cash reserve balances when total reservable deposit liabilities are greater than the regulatory exemption. These reserve requirements may be satisfied with vault cash and noninterest-bearing cash balances on deposit with the FRB. In 2011 and 2010, the banking subsidiary was required to maintain average cash reserve balances of $744 million and $547 million, respectively.

The FRB adopted guidelines pursuant to which it assesses the adequacy of capital in examining and supervising a bank holding company and in analyzing applications to it under the Bank Holding Company Act of 1956, as amended. These guidelines include quantitative measures that assign risk weightings to assets and off-balance sheet items, as well as define and set minimum regulatory capital requirements. All bank holding companies are required to maintain Tier I capital (core capital) of at least four percent of risk-weighted assets (Tier I capital ratio), total capital (Tier I plus Tier II capital) of at least eight percent of risk-weighted assets (Total risk-based capital ratio), and Tier I capital of at least three percent of adjusted quarterly average assets (Tier I leverage ratio). Failure to meet the minimum capital requirements can initiate certain actions by regulators that could have a direct material effect on the Consolidated Financial Statements of the Bancorp.

Tier I capital consists principally of shareholders' equity including Tier I qualifying trust preferred securities. It excludes unrealized gains and losses on available-for-sale securities and unrecognized pension actuarial gains and losses and prior service cost, goodwill, certain other intangibles and unrealized cash flow hedges. Current provisions of the Dodd-Frank Act will phase out the inclusion of certain trust preferred securities as a component of Tier I capital beginning January 1, 2013. Under these provisions, these trust preferred securities would qualify as a component of Tier II capital. At December 31, 2011, the Bancorp's Tier I capital included $2.2 billion of trust preferred securities.

Tier II capital consists principally of term subordinated debt, redeemable preferred stock and, subject to limitations, allowances for loan and lease losses.

Assets and credit equivalent amounts of off-balance-sheet items are assigned to one of several broad risk categories, according to the obligor, guarantor or nature of collateral. The aggregate dollar value of the amount of each category is multiplied by the associated risk weighting of that category. The resulting weighted values from each of the risk categories in sum is the total risk-weighted assets. Quarterly average assets for this purpose do not include goodwill and any other intangible assets and other investments that the FRB determines should be deducted from Tier I capital.

The supervisory agencies, including the Bancorp's primary regulator, the Federal Reserve Bank of Cleveland, have issued regulations regarding the capital adequacy of banking subsidiaries. These requirements are substantially similar to those adopted by the FRB regarding bank holding companies, as described previously. In addition, the federal banking agencies have issued substantially similar regulations to implement the system of prompt corrective action established by Section 38 of the Federal Deposit Insurance Act. Under the regulations, a bank generally shall be deemed to be well-capitalized if it has a Total risk-based capital ratio of 10% or more, a Tier I capital ratio of six percent or more, a Tier I leverage ratio of five percent or more and is not subject to any written capital order or directive. If an institution becomes undercapitalized, it would become subject to significant additional oversight, regulations and requirements as mandated by the Federal Deposit Insurance Act.

The Bancorp and its banking subsidiary, Fifth Third Bank (Ohio), had Tier I, Total risk-based capital and Tier I leverage ratios above the well-capitalized levels at December 31, 2011 and 2010. As of December 31, 2011, the most recent notification from the FRB categorized the Bancorp and its banking subsidiary as well-capitalized under the regulatory framework for prompt corrective action. To continue to qualify for financial holding company status pursuant to the Gramm-Leach-Bliley Act of 1999, the Bancorp's banking subsidiary must, among other things, maintain "well-capitalized" capital ratios.

The following table presents capital and risk-based capital and leverage ratios for the Bancorp and its banking subsidiary at December 31:

	2011		2010	
($ in millions)	**Amount**	**Ratio**	Amount	Ratio
Tier I capital (to risk-weighted assets):(a)				
Fifth Third Bancorp (Consolidated)	**$ 12,503**	**11.91%**	$ 13,965	13.89%
Fifth Third Bank	**12,373**	**12.02**	12,976	13.13
Total risk-based capital (to risk-weighted assets):(a)				
Fifth Third Bancorp (Consolidated)	**16,885**	**16.09**	18,178	18.08
Fifth Third Bank	**14,013**	**13.61**	14,936	15.12
Tier I leverage (to average assets):				
Fifth Third Bancorp (Consolidated)	**12,503**	**11.10**	13,965	12.79
Fifth Third Bank	**12,373**	**11.20**	12,976	12.08

(a) Under the banking agencies risk-based capital guidelines, assets and credit equivalent amounts of derivatives and off-balance sheet exposures are assigned to broad risk categories. The aggregate dollar amount in each risk category is multiplied by the associated risk weight of the category. The resulting weighted values are added together resulting in the Bancorp's total risk-weighted assets.

29. PARENT COMPANY FINANCIAL STATEMENTS

($ in millions)

Condensed Statements of Income (Parent Company Only) For the years ended December 31,		2011	2010	2009
Income				
Dividends from subsidiaries:				
Bank subsidiaries[(a)]	$	**-**	-	-
Nonbank subsidiaries		**1,677**	1,400	-
Interest on loans to subsidiaries		**29**	33	39
Total income		**1,706**	1,433	39
Expenses				
Interest		**216**	188	222
Other		**25**	26	20
Total expenses		**241**	214	242
Income (Loss) Before Income Taxes and Change in Undistributed Earnings of Subsidiaries		**1,465**	1,219	(203)
Applicable income tax benefit		**79**	64	71
Income (Loss) Before Change in Undistributed Earnings of Subsidiaries		**1,544**	1,283	(132)
(Decrease) Increase in undistributed earnings		**(247)**	(530)	869
Net Income	$	**1,297**	753	737

(a) The Bancorp's indirect banking subsidiary paid dividends, to the Bancorp's direct non-bank subsidiary holding company of ***$2.0 billion****, $1.4 billion, and $0 for the years ended* ***2011****, 2010, 2009, respectively.*

($ in millions)

Condensed Balance Sheets (Parent Company Only) As of December 31		2011	2010
Assets			
Cash	$	**50**	60
Short-term investments		**3,588**	2,953
Loans to subsidiaries:			
Bank subsidiaries		**-**	250
Nonbank subsidiaries		**1,032**	1,271
Total loans to subsidiaries		**1,032**	1,521
Investment in subsidiaries			
Nonbank subsidiaries		**15,631**	15,622
Total investment in subsidiaries		**15,631**	15,622
Goodwill		**80**	80
Other assets		**731**	545
Total Assets	$	**21,112**	20,781
Liabilities			
Other short-term borrowings		**655**	414
Accrued expenses and other liabilities		**422**	356
Long-term debt (external)		**6,784**	5,960
Total Liabilities		**7,861**	6,730
Bancorp Shareholders' Equity		**13,251**	14,051
Total Liabilities and Bancorp Shareholders' Equity	$	**21,112**	20,781

($ in millions)

Condensed Statements of Cash Flows (Parent Company Only) For the years ended December 31	2011	2010	2009
Operating Activities			
Net income	$ **1,297**	753	737
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for deferred income taxes	**(3)**	(2)	2
Decrease (Increase) in undistributed earnings	**247**	530	(869)
Net change in:			
Other assets	**39**	(6)	83
Accrued expenses and other liabilities	**3**	(339)	591
Other, net	**-**	(11)	(6)
Net Cash Provided by Operating Activities	**1,583**	925	538
Investing Activities			
Capital contributions to subsidiaries			
Bank subsidiaries	**-**	-	(1,600)
Net change in:			
Short-term investments	**(635)**	(603)	1,158
Loans to subsidiaries	**489**	(161)	(117)
Net Cash Used in Investing Activities	**(146)**	(764)	(559)
Financing Activities			
Net change in other short-term borrowings	**241**	134	(503)
Proceeds from issuance of long-term debt	**1,000**	-	-
Repayment of long-term debt	**(400)**	-	(31)
Dividends paid on common shares	**(192)**	(32)	(27)
Dividends paid on preferred shares	**(50)**	(205)	(220)
Issuance of common shares	**1,648**	-	987
Redemption of Series F preferred shares and related warrants	**(3,688)**	-	(269)
Dividends on exchange of preferred shares, Series G	**-**	-	35
Other, net	**(6)**	-	(10)
Net Cash Used in Financing Activities	**(1,477)**	(103)	(38)
Net (Decrease) Increase in Cash	**(10)**	58	(59)
Cash at Beginning of Year	**60**	2	61
Cash at End of Year	$ **50**	60	2

30. BUSINESS SEGMENTS

The Bancorp reports on four business segments: Commercial Banking, Branch Banking, Consumer Lending and Investment Advisors. Results of the Bancorp's business segments are presented based on its management structure and management accounting practices. The structure and accounting practices are specific to the Bancorp; therefore, the financial results of the Bancorp's business segments are not necessarily comparable with similar information for other financial institutions. The Bancorp refines its methodologies from time to time as management's accounting practices are improved and businesses change.

On June 30, 2009, the Bancorp completed the sale of the processing business, which represented the sale of a majority interest in the Bancorp's merchant acquiring and financial institutions processing businesses. Financial data for the merchant acquiring and financial institutions processing businesses was originally reported in the former Processing Solutions segment through June 30, 2009. As a result of the sale, the Bancorp no longer presents Processing Solutions as a segment and therefore, historical financial information for the merchant acquiring and financial institutions processing businesses has been reclassified under General Corporate and Other for all periods presented. Interchange revenue previously recorded in the Processing Solutions segment and associated with cards currently included in Branch Banking is now included in the Branch Banking segment for all periods presented. Additionally, the Bancorp retained its retail credit card and commercial multi-card service businesses, which were also originally reported in the former Processing Solutions segment through June 30, 2009, and are included in the Branch Banking and Commercial Banking segments, respectively, for all periods presented. Revenue from the remaining ownership interest in the Processing Business is recorded in General Corporate and Other as noninterest income.

The Bancorp manages interest rate risk centrally at the corporate level by employing a FTP methodology. This methodology insulates the business segments from interest rate volatility, enabling them to focus on serving customers through loan originations and deposit taking. The FTP system assigns charge rates and credit rates to classes of assets and liabilities, respectively, based on expected duration and the LIBOR swap curve. Matching duration allocates interest income and interest expense to each segment so its resulting net interest income is insulated from interest rate risk. In a rising rate environment, the Bancorp benefits from the widening spread between deposit costs and wholesale funding costs. However, the Bancorp's FTP system credits this benefit to deposit-providing businesses, such as Branch Banking and Investment Advisors, on a duration-adjusted basis. The net impact of the FTP methodology is captured in General Corporate and Other.

The business segments are charged provision expense based on the actual net charge-offs experienced by the loans owned by each segment. Provision expense attributable to loan growth and changes in factors in the ALLL are captured in General Corporate and Other. The financial results of the business segments include allocations for shared services and headquarters expenses. Even with these allocations, the financial results are not necessarily indicative of the business segments' financial condition and results of operations as if they existed as independent entities. Additionally, the business segments form synergies by taking advantage of cross-sell opportunities and when funding operations, by accessing the capital markets as a collective unit.

Results of operations and assets by segment for each of the three years ended December 31 are:

2011 ($ in millions)		Commercial Banking	Branch Banking	Consumer Lending	Investment Advisors	General Corporate	Eliminations	Total
Net interest income	$	1,357	1,423	343	113	321	-	3,557
Provision for loan and lease losses		490	393	261	27	(748)	-	423
Net interest income after provision for loan and lease losses		867	1,030	82	86	1,069	-	3,134
Noninterest income:								
Mortgage banking net revenue		-	11	585	1	-	-	597
Service charges on deposits		207	309	-	4	-	-	520
Investment advisory revenue		12	117	-	364	(1)	(117)[(a)]	375
Corporate banking revenue		332	14	-	3	1		350
Card and processing revenue		38	305	-	4	(39)	-	308
Other noninterest income		52	81	36	(3)	84	-	250
Securities gains, net		-	-	-	-	46	-	46
Securities gains, net - non-qualifying hedges on mortgage servicing rights		-	-	9	-	-	-	9
Total noninterest income		641	837	630	373	91	(117)	2,455
Noninterest expense:								
Salaries, wages and incentives		203	456	149	138	532	-	1,478
Employee benefits		37	127	34	26	106	-	330
Net occupancy expense		20	184	8	11	82	-	305
Technology and communications		11	5	1	1	170	-	188
Card and processing expense		5	114	-	-	1	-	120
Equipment expense		2	51	1	1	58	-	113
Other noninterest expense		795	642	433	244	(773)	(117)	1,224
Total noninterest expense		1,073	1,579	626	421	176	(117)	3,758
Income before income taxes		435	288	86	38	984	-	1,831
Applicable income tax expense		(6)	102	30	14	393	-	533
Net income		441	186	56	24	591	-	1,298
Less: Net income attributable to noncontrolling interests		-	-	-	-	1	-	1
Net income attributable to Bancorp		441	186	56	24	590	-	1,297
Dividends on preferred stock		-	-	-	-	203	-	203
Net income available to common shareholders	$	441	186	56	24	387	-	1,094
Total goodwill	$	613	1,656	-	148	-	-	2,417
Total assets	$	45,864	46,703	24,325	7,670	(7,595)	-	116,967

(a) Revenue sharing agreements between Investment Advisors and Branch Banking are eliminated in the Consolidated Statements of Income.

2010 ($ in millions)		Commercial Banking	Branch Banking	Consumer Lending	Investment Advisors	General Corporate	Eliminations	Total
Net interest income	$	1,531	1,514	405	138	16	-	3,604
Provision for loan and lease losses		1,159	555	569	44	(789)	-	1,538
Net interest income (loss) after provision for loan and lease losses		372	959	(164)	94	805	-	2,066
Noninterest income:								
Mortgage banking net revenue		-	27	619	2	(1)	-	647
Service charges on deposits		199	369	1	6	(1)	-	574
Corporate banking revenue		346	15	-	3	-	-	364
Investment advisory revenue		15	106	-	346	-	(106)[(a)]	361
Card and processing revenue		33	298	-	1	(16)	-	316
Other noninterest income		42	70	36	(2)	260	-	406
Securities gains, net		-	-	-	-	47	-	47
Securities gains, net - non-qualifying hedges on mortgage servicing rights		-	-	14	-	-	-	14
Total noninterest income		635	885	670	356	289	(106)	2,729
Noninterest expense:								
Salaries, wages and incentives		182	439	163	131	515	-	1,430
Employee benefits		32	121	31	25	105	-	314
Net occupancy expense		16	174	7	9	92	-	298
Technology and communications		14	16	2	2	155	-	189
Card and processing expense		2	105	-	-	1	-	108
Equipment expense		2	49	1	1	175	(106)	122
Other noninterest expense		723	652	342	237	(560)		1,394
Total noninterest expense		971	1,556	546	405	483	(106)	3,855
Income (loss) before income taxes		36	288	(40)	45	611	-	940
Applicable income tax (benefit) expense		(142)	103	(14)	16	224	-	187
Net income (loss)		178	185	(26)	29	387	-	753
Less: Net income attributable to noncontrolling interest		-	-	-	-	-	-	-
Net income (loss) attributable to Bancorp		178	185	(26)	29	387	-	753
Dividends on preferred stock		-	-	-	-	250	-	250
Net income (loss) available to common shareholders	$	178	185	(26)	29	137	-	503
Total goodwill	$	613	1,656	-	148	-	-	2,417
Total assets	$	43,609	46,244	22,604	6,759	(8,209)	-	111,007

(a) *Revenue sharing agreements between Investment Advisors and Branch Banking are eliminated in the Consolidated Statements of Income.*

2009 ($ in millions)		Commercial Banking	Branch Banking	Consumer Lending	Investment Advisors	General Corporate	Eliminations	Total
Net interest income	$	1,370	1,577	476	157	(226)	-	3,354
Provision for loan and lease losses		1,360	601	558	57	967	-	3,543
Net interest income (loss) after provision for loan and lease losses		10	976	(82)	100	(1,193)	-	(189)
Noninterest income:								
Mortgage banking net revenue		-	26	526	1	-	-	553
Service charges on deposits		196	428	-	8	-	-	632
Investment advisory revenue		11	84	-	315	(1)	(83)(a)	326
Corporate banking revenue		353	10	-	11	(2)	-	372
Card and processing revenue		28	268	-	1	357	(39)(b)	615
Gain on sale of Vantiv Holding, LLC		-	-	-	-	1,758	-	1,758
Other noninterest income		20	86	40	-	333	-	479
Securities gains (losses), net		1	-	-	-	(11)	-	(10)
Securities gains, net - non-qualifying hedges on mortgage servicing rights		-	-	57	-	-	-	57
Total noninterest income		609	902	623	336	2,434	(122)	4,782
Noninterest expense:								
Salaries, wages and incentives		161	401	154	117	506	-	1,339
Employee benefits		31	106	27	23	124	-	311
Net occupancy expense		17	169	7	10	105	-	308
Technology and communications		6	16	2	2	155	-	181
Card and processing expense		1	70	-	-	122	-	193
Equipment expense		3	48	1	1	70	-	123
Other noninterest expense		741	563	318	201	(330)	(122)	1,371
Total noninterest expense		960	1,373	509	354	752	(122)	3,826
Income before income taxes		(341)	505	32	82	489	-	767
Applicable income tax expense (benefit)		(240)	178	11	29	52	-	30
Net income		(101)	327	21	53	437	-	737
Less: Net income attributable to noncontrolling interest		-	-	-	-	-	-	-
Net income attributable to Bancorp		(101)	327	21	53	437	-	737
Dividends on preferred stock		-	-	-	-	226	-	226
Net income available to common shareholders	$	(101)	327	21	53	211	-	511
Total goodwill	$	613	1,656	-	148	-	-	2,417
Total assets	$	43,312	47,839	20,923	6,057	(4,751)	-	113,380

(a) Revenue sharing agreements between Investment Advisors and Branch Banking are eliminated in the Consolidated Statements of Income.
(b) Card and processing revenues provided to the banking segments are eliminated in the Consolidated Statements of Income.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

Commission file number 001-33653



FIFTH THIRD BANCORP
Incorporated in the State of Ohio
I.R.S. Employer Identification No. 31-0854434
Address: 38 Fountain Square
Plaza Cincinnati, Ohio 45263
Telephone: (800) 972-3030

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Stock, Without Par Value	The NASDAQ Stock Market LLC
8.5% Non-Cumulative Series G Convertible Perpetual Preferred Stock	The NASDAQ Stock Market LLC
7.25% Trust Preferred Securities of Fifth Third Capital Trust V	New York Stock Exchange
7.25% Trust Preferred Securities of Fifth Third Capital Trust VI	New York Stock Exchange

Indicate by checkmark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes: ☐ No: ☒

Indicate by checkmark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes: ☐ No: ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes: ☒ No: ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes: ☒ No: ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes: ☐ No: ☒

There were 919,882,874 shares of the Bancorp's Common Stock, without par value, outstanding as of January 31, 2012. The Aggregate Market Value of the Voting Stock held by non-affiliates of the Bancorp was $11,457,012,955 as of June 30, 2011.

DOCUMENTS INCORPORATED BY REFERENCE

This report incorporates into a single document the requirements of the U.S. Securities and Exchange Commission (SEC) with respect to annual reports on Form 10-K and annual reports to shareholders. The Bancorp's Proxy Statement for the 2012 Annual Meeting of Shareholders is incorporated by reference into Part III of this report.

Only those sections of this 2011 Annual Report to Shareholders that are specified in this Cross Reference Index constitute part of the Registrant's Form 10-K for the year ended December 31, 2011. No other information contained in this 2011 Annual Report to Shareholders shall be deemed to constitute any part of this Form 10-K nor shall any such information be incorporated into the Form 10-K and shall not be deemed "filed" as part of the Registrant's Form 10-K.

10-K Cross Reference Index

AVAILABILITY OF FINANCIAL INFORMATION

Fifth Third Bancorp (the "Bancorp") files reports with the SEC. Those reports include the annual report on Form 10-K, quarterly reports on Form 10-Q, current event reports on Form 8-K and proxy statements, as well as any amendments to those reports. The public may read and copy any materials the Bancorp files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. The Bancorp's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and amendments to those reports filed or furnished pursuant to section 13(a) or 15(d) of the Exchange Act are accessible at no cost on the Bancorp's web site at www.53.com on a same day basis after they are electronically filed with or furnished to the SEC.

PART I

ITEM 1. BUSINESS

General Information

The Bancorp, an Ohio corporation organized in 1975, is a bank holding company as defined by the Bank Holding Company Act of 1956, as amended (the "BHCA"), and is registered as such with the Board of Governors of the Federal Reserve System (the "FRB"). The Bancorp's principal office is located in Cincinnati, Ohio.

The Bancorp's subsidiaries provide a wide range of financial products and services to the retail, commercial, financial, governmental, educational and medical sectors, including a wide variety of checking, savings and money market accounts, and credit products such as credit cards, installment loans, mortgage loans and leases. Fifth Third Bank has deposit insurance provided by the Federal Deposit Insurance Corporation (FDIC) through the Deposit Insurance Fund. Refer to Exhibit 21 filed as an attachment to this Annual Report on Form 10-K for a list of subsidiaries of the Bancorp as of December 31, 2011.

The Bancorp derives the majority of its revenues from the U.S. Revenue from foreign countries and external customers domiciled in foreign countries is immaterial to the Bancorp's *Consolidated Financial Statements*.

Additional information regarding the Bancorp's businesses is included in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Competition

The Bancorp competes for deposits, loans and other banking services in its principal geographic markets as well as in selected national markets as opportunities arise. In addition to the challenge of attracting and retaining customers for traditional banking services, the Bancorp's competitors include securities dealers, brokers, mortgage bankers, investment advisors and insurance companies. These competitors, with focused products targeted at highly profitable customer segments, compete across geographic boundaries and provide customers increasing access to meaningful alternatives to banking services in nearly all significant products. The increasingly competitive environment is a result primarily of changes in regulation, changes in technology, product delivery systems and the accelerating pace of consolidation among financial service providers. These competitive trends are likely to continue.

Acquisitions

The Bancorp's strategy for growth includes strengthening its presence in core markets, expanding into contiguous markets and broadening its product offerings while taking into account the integration and other risks of growth. The Bancorp evaluates strategic acquisition opportunities and conducts due diligence activities in connection with possible transactions. As a result, discussions, and in some cases, negotiations may take place and future acquisitions involving cash, debt or equity securities may occur. These typically involve the payment of a premium over book value and current market price, and therefore, some dilution of book value and net income per share may occur with any future transactions.

Regulation and Supervision

In addition to the generally applicable state and federal laws governing businesses and employers, the Bancorp and its banking subsidiary are subject to extensive regulation by federal and state laws and regulations applicable to financial institutions and their parent companies. Virtually all aspects of the business of the Bancorp and its banking subsidiary are subject to specific requirements or restrictions and general regulatory oversight. The principal objectives of state and federal banking laws and regulations and the supervision, regulation and examination of banks and their parent companies (such as the Bancorp) by bank regulatory agencies are the maintenance of the safety and soundness of financial institutions, maintenance of the federal deposit insurance system and the protection of consumers or classes of consumers, rather than the specific protection of shareholders of a bank or the parent company of a bank. To the extent the following material describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statute or regulation.

Regulators

The Bancorp and/or its banking subsidiary are subject to regulation and supervision primarily by the FRB, the Consumer Financial Protection Bureau (the "CFPB") and the Ohio Division of Financial Institutions (the "Division") and additionally by certain other functional regulators and self-regulatory organizations. The Bancorp is also subject to regulation by the SEC by virtue of its status as a public company and due to the nature of some of its businesses. The Bancorp's banking subsidiary is subject to regulation by the FDIC, which insures the bank's deposits as permitted by law.

The federal and state laws and regulations that are applicable to banks and to some extent bank holding companies regulate, among other matters, the scope of their business, their activities, their investments, their reserves against deposits, the timing of the availability of deposited funds, the amount of loans to individual and related borrowers and the nature, amount of and collateral for certain loans, and the amount of interest that may be charged on loans. Various federal and state consumer laws and regulations also affect the services provided to consumers.

The Bancorp and/or its subsidiary are required to file various reports with, and is subject to examination by regulators, including the FRB and the Division. The FRB, Division and the CFPB have the authority to issue orders to bank holding companies and/or banks to cease and desist from certain banking practices and violations of conditions imposed by, or violations of agreements with, the FRB, Division and CFPB. Certain of the Bancorp's and/or its banking subsidiary regulators are also empowered to assess civil money penalties against companies or individuals in certain situations, such as when there is a violation of a law or regulation. Applicable state and federal law also grant certain regulators the authority to impose additional requirements and restrictions on the activities of the Bancorp and or its banking subsidiary and, in some situations, the imposition of such additional requirements and restrictions will not be publicly available information.

Acquisitions

The BHCA requires the prior approval of the FRB, for a bank holding company to acquire substantially all the assets of a bank or to acquire direct or indirect ownership or control of more than 5% of any class of the voting shares of any bank, bank holding company or savings association, or to increase any such non-majority ownership or control of any bank, bank holding company or savings association, or to merge or consolidate with any bank holding company.

The BHCA prohibits a bank holding company from acquiring a direct or indirect interest in or control of more than 5% of any class of the voting shares of a company that is not a bank or a bank holding company and from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or furnishing services to its banking subsidiaries, except that it may engage in and may own shares of companies engaged in certain activities the FRB has determined to be so closely related to banking or managing or controlling banks as to be proper incident thereto.

Financial Holding Companies

The Gramm-Leach-Bliley Act of 1999 ("GLBA") permits a qualifying bank holding company to become a financial holding company ("FHC") and thereby to engage directly or indirectly in a broader range of activities than those permitted for a bank holding company under the BHCA. Permitted activities for a FHC include securities underwriting and dealing, insurance underwriting and brokerage, merchant banking and other activities that are declared by the FRB, in cooperation with the Treasury Department, to be "financial in nature or incidental thereto" or are declared by the FRB unilaterally to be "complementary" to financial activities. In addition, a FHC is allowed to conduct permissible new financial activities or acquire permissible non-bank financial companies with after-the-fact notice to the FRB. A bank holding company may elect to become a FHC if each of its banking subsidiaries is well capitalized, is well managed and has at least a "Satisfactory" rating under the Community Reinvestment Act ("CRA"). Dodd-Frank also extended the well capitalized and well managed requirement to the bank holding company. In 2000, the Bancorp elected and qualified for FHC status under the GLBA. To maintain FHC status, a holding company must continue to meet certain requirements. The failure to meet such requirements could result in restrictions on the activities of the FHC or loss of FHC status. If restrictions are imposed on the activities of an FHC, such information may not necessarily be available to the public.

Dividends

The Bancorp depends in part upon dividends received from its direct and indirect subsidiaries, including its indirect banking subsidiary, to fund its activities, including the payment of dividends. The Bancorp and its banking subsidiary are subject to various federal and state restrictions on their ability to pay dividends. The FRB has authority to prohibit bank holding companies from paying dividends if such payment is deemed to be an unsafe or unsound practice. The FRB has indicated generally that it may be an unsafe or unsound practice for bank holding companies to pay dividends unless a bank holding company's net income is sufficient to fund the dividends and the expected rate of earnings retention is consistent with the organization's capital needs, asset quality and overall financial condition. The ability to pay dividends may be further limited by provisions of the Dodd-Frank Act and implanting regulations (see the "Regulatory Reform" section.

Source of Strength

Under long-standing FRB policy and now as codified in the Dodd-Frank Act, a bank holding company is expected to act as a source of financial and managerial strength to each of its banking subsidiaries and to commit resources to their support. This support may be required at times when the bank holding company may not have the resources to provide it.

FDIC Assessments

As contemplated by the Dodd-Frank Act the FDIC has revised the framework by which insured depository institutions with more than $10 billion in assets ("large IDIs") are assessed for purposes of payments to the Deposit Insurance Fund (the "DIF"). The final rule implementing revisions to the assessment system was released on February 7, 2011, and took effect for the quarter beginning April 1, 2011.

Prior to the passage of the Dodd-Frank Act, a large IDI's DIF premiums principally were based on the size of an IDI's domestic deposit base. The Dodd-Frank Act changed the assessment base from a large IDI's domestic deposit base to its *total* assets less tangible equity. In addition to potentially greatly increasing the size of a large IDI's assessment base, the expansion of the assessment base affords the FDIC much greater flexibility to vary its assessment system based upon the different asset classes that large IDIs normally hold on their balance sheets.

To implement this provision, the FDIC created an assessment scheme vastly different from the deposit-based system. Under the new system, large IDIs are assessed under a complex "scorecard" methodology that seeks to capture both the probability that an individual large IDI will fail and the magnitude of the impact on the DIF if such a failure occurs.

Transactions with Affiliates

Sections 23A and 23B of the Federal Reserve Act, restrict transactions between a bank and its affiliates (as defined in Sections 23A and 23B of the Federal Reserve Act), including a parent bank holding company. The Bancorp's banking subsidiary is subject to certain restrictions, including but not limited to restrictions on loans to its affiliates, on investments in the stock or securities thereof, on the taking of such stock or securities as collateral for loans to any borrower, and on the issuance of a guarantee or letter of credit on their behalf. Among other things, these restrictions limit the amount of such transactions, require collateral in prescribed amounts for extensions of credit, prohibit the purchase of low quality assets and require that the terms of such transactions be substantially equivalent to terms of comparable transactions with non-affiliates. Generally, the Bancorp's banking subsidiary is limited in its extension of credit to any affiliate to 10% of the banking subsidiary's capital stock and surplus and its extension of credit to all affiliates to 20% of the banking subsidiary's capital stock and surplus.

Community Reinvestment Act

The CRA generally requires insured depository institutions to identify the communities they serve and to make loans and investments and provide services that meet the credit needs of those communities. Furthermore, the CRA requires the FRB to evaluate the performance of the Bancorp's banking subsidiary in helping to meet the credit needs of its communities. As a part of the CRA program, the banking subsidiary is subject to periodic examinations by the FRB, and must maintain comprehensive records of their CRA activities for this purpose. During these examinations, the FRB rates such institutions' compliance with CRA as "Outstanding," "Satisfactory," "Needs to Improve" or "Substantial Noncompliance." Failure of an institution to receive at least a "Satisfactory" rating could inhibit such institution or its holding company from undertaking certain activities, including engaging in activities permitted as a financial holding company under the GLBA and acquiring other financial institutions. The FRB must take into account the record of performance of banks in meeting the credit needs of the entire community served, including low- and moderate-income neighborhoods. Fifth Third Bank received a "Satisfactory" CRA rating in its most recent CRA examination.

Capital

The FRB has established capital guidelines for bank holding companies and FHCs. The FRB, the Division and the FDIC have also issued regulations establishing capital requirements for banks. Failure to meet capital requirements could subject the Bancorp and its banking subsidiary to a variety of restrictions and enforcement actions. In addition, as discussed previously, the Bancorp and its banking subsidiary must remain well capitalized and well managed for the Bancorp to retain its status as a FHC. See the "Regulatory Reform" section for additional information on capital requirements impacting the Bancorp.

Privacy

The FRB, FDIC and other bank regulatory agencies have adopted final guidelines (the "Guidelines) for safeguarding confidential, personal customer information. The Guidelines require each financial institution, under the supervision and ongoing oversight of its Board of Directors or an appropriate committee thereof, to create, implement and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, protect against any anticipated threats or hazards to the security or integrity of such information and protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer. The Bancorp has adopted a customer information security program that has been approved by the Bancorp's Board of Directors (the "Board).

The GLBA requires financial institutions to implement policies and procedures regarding the disclosure of nonpublic personal information about consumers to non-affiliated third parties. In general, the statute requires explanations to consumers on policies and procedures regarding the disclosure of such nonpublic personal information, and, except as otherwise required by law, prohibits disclosing such information except as provided in the banking subsidiary's policies and procedures. The Bancorp's banking subsidiary has implemented a privacy policy.

Anti-Money Laundering

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "Patriot Act"), designed to deny terrorists and others the ability to obtain access to the United States financial system, has significant implications for depository institutions, brokers, dealers and other businesses involved in the transfer of money. The Patriot Act, as implemented by various federal regulatory agencies, requires financial institutions, including the Bancorp and its subsidiaries, to implement new policies and procedures or amend existing policies and procedures with respect to, among other matters, anti-money laundering, compliance, suspicious activity and currency transaction reporting and due diligence on customers. The Patriot Act and its underlying regulations also permit information sharing for counter-terrorist purposes between federal law enforcement agencies and financial institutions, as well as among financial institutions, subject to certain conditions, and require the FRB (and other federal banking agencies) to evaluate the effectiveness of an applicant in combating money laundering activities when considering applications filed under Section 3 of the BHCA or the Bank Merger Act. The Bancorp's Board has approved policies and procedures that are believed to be compliant with the Patriot Act.

Exempt Brokerage Activities

The GLBA amended the federal securities laws to eliminate the blanket exceptions that banks traditionally have had from the definition of "broker" and "dealer." The GLBA also required that there be certain transactional activities that would not be "brokerage" activities, which banks could effect without having to register as a broker. In September 2007, the FRB and SEC approved Regulation R to govern bank securities activities. Various exemptions permit banks to conduct activities that would otherwise constitute brokerage activities under the securities laws. Those exemptions include conducting brokerage activities related to trust, fiduciary and similar services, certain services and also conducting a de minimis number of riskless principal transactions, certain asset-backed transactions and certain securities lending transactions. The Bancorp only conducts non-exempt brokerage activities through its affiliated registered broker-dealer.

Emergency Economic Stabilization

On October 3, 2008, in response to the stresses experienced in the financial markets, the Emergency Economic Stabilization Act ("EESA") was enacted. EESA authorizes the Secretary of the Treasury to purchase up to $700 billion in troubled assets from financial institutions under the Troubled Asset Relief Program or TARP. Troubled assets include residential or commercial mortgages and related instruments originated prior to March 14, 2008 and any other financial instrument that the Secretary determines, after consultation with the Chairman of the Board of Governors of the Federal Reserve System, the purchase of which is necessary to promote financial stability.

Capital Purchase Program

Pursuant to its authority under EESA, Treasury created the TARP Capital Purchase Program ("CPP") under which the Treasury Department was authorized to invest up to $250 billion in senior preferred stock of U.S. banks and savings associations or their holding companies. Qualifying financial institutions could issue senior preferred stock with a value equal to not less than 1% of risk-weighted assets and not more than the lesser of $25 billion or 3% of risk-weighted assets.

In connection with the issuance of the senior preferred, participating institutions were required to issue to Treasury immediately exercisable 10-year warrants to purchase common stock with an aggregate market price equal to 15% of the amount of senior preferred.

On December 31, 2008, the Bancorp entered into a Letter Agreement (including the Securities Purchase Agreement—Standard Terms incorporated by reference therein, the "Purchase Agreement) with Treasury pursuant to which the Company issued and sold to Treasury for an aggregate purchase price of approximately $3.4 billion in cash: (i) 136,320 shares of the Bancorp's Fixed Rate Cumulative Perpetual Preferred Stock, Series F, having a liquidation preference of $25,000 per share (the "Series F Preferred Stock), and (ii) a ten-year warrant to purchase up to 43,617,747 shares of the Bancorp's common stock, no par value per share, at an initial exercise price of $11.72 per share.

In the Purchase Agreement, the Bancorp agreed that, until such time as Treasury ceases to own any debt or equity securities of the Bancorp acquired pursuant to the Purchase Agreement, the Bancorp would take all necessary action to ensure that its benefit plans with respect to its senior executive officers comply with Section 111(b) of EESA as implemented by any guidance or regulation under the EESA that had been issued and was in effect as of the date of issuance of the Series F Preferred Stock and the Warrant, and agreed to not adopt any benefit plans with respect to, or which covers, its senior executive officers that do not comply with the EESA.

On February 2, 2011 the Bancorp repurchased the Series F Preferred Stock issued to the U.S. Treasury pursuant to TARP. On March 16, 2011, the Bancorp repurchased the warrant issued to the U.S. Treasury.

Regulatory Reform

On July 21, 2010, President Obama signed into law the Dodd-Frank Act, which is aimed, in part, at accountability and transparency in the financial system and includes numerous provisions that apply to and/or could impact the Bancorp and its banking subsidiary. The Dodd-Frank Act implements changes that, among other things, affect the oversight and supervision of financial institutions, provide for a new resolution procedure for large financial companies, create a new agency responsible for implementing and enforcing compliance with consumer financial laws, introduce more stringent regulatory capital requirements, effect significant changes in the regulation of over the counter derivatives, reform the regulation of credit rating agencies, implement changes to corporate governance and executive compensation practices, incorporate requirements on proprietary trading and investing in certain funds by financial institutions (known as the "Volcker Rule"), require registration of advisers to certain private funds, and effect significant changes in the securitization market. In order to fully implement many provisions of the Dodd-Frank Act, various government agencies, in particular banking and other financial services agencies are required to promulgate regulations. Set forth below is a discussion of some of the major sections the Dodd-Frank Act and implementing regulations that have or could have a substantial impact on the Bancorp and its banking subsidiary. Due to the volume of regulations required by the Dodd-Frank Act, not all proposed or final regulations that may have an impact on the Bancorp or its banking subsidiary are necessarily discussed.

Financial Stability Oversight Council

The Dodd-Frank Act creates the Financial Stability Oversight Council ("FSOC"), which is chaired by the Secretary of the Treasury and composed of expertise from various financial services regulators. The FSOC has responsibility for identifying risks and responding to emerging threats to financial stability. On December 29, 2011, a rule was proposed (with a sixty-day comment period) to assess a fee on large banks and financial institutions to cover the expenses of the Office of Financial Research and FSOC. The fees would also cover certain expenses incurred by the FDIC. Under the proposal, bank holding companies with at least $50 billion in assets and foreign banks with at least $50 billion in assets in the U.S. would be assessed a semiannual fee, the size of which has yet to be determined.

Executive Compensation

The Dodd-Frank Act provides for a say on pay for shareholders of all public companies. Under the Dodd-Frank Act, each company must give its shareholders the opportunity to vote on the compensation of its executives at least once every three years. The Dodd-Frank Act also adds disclosure and voting requirements for golden parachute compensation that is payable to named executive officers in connection with sale transactions.

The Dodd-Frank Act requires the SEC to issue rules directing the stock exchanges to prohibit listing classes of equity securities if a company's compensation committee members are not independent. The Dodd-Frank Act also provides that a company's compensation committee may only select a compensation consultant, legal counsel or other advisor after taking into consideration factors to be identified by the SEC that affect the independence of a compensation consultant, legal counsel or other advisor.

The SEC is required under the Dodd-Frank Act to issue rules obligating companies to disclose in proxy materials for annual meetings of shareholders information that shows the relationship between executive compensation actually paid to their named executive officers and their financial performance, taking into account any change in the value of the shares of a company's stock and dividends or distributions.

The Dodd-Frank Act provides that the SEC must issue rules directing the stock exchanges to prohibit listing any security of a company unless the company develops and implements a policy providing for disclosure of the policy of the company on incentive-based compensation that is based on financial information required to be reported under the securities laws and that, in the event the company is required to prepare an accounting restatement due to the material noncompliance of the company with any financial reporting requirement under the securities laws, the company will recover from any current or former executive officer of the company who received incentive-based compensation during the three-year period preceding the date on which the company is required to prepare the restatement based on the erroneous data, any exceptional compensation above what would have been paid under the restatement.

The Dodd-Frank Act requires the SEC, by rule, to require that each company disclose in the proxy materials for its annual meetings whether an employee or board member is permitted to purchase financial instruments designed to hedge or offset decreases in the market value of equity securities granted as compensation or otherwise held by the employee or board member.

Corporate Governance

The Dodd-Frank Act clarifies that the SEC may, but is not required to promulgate rules that would require that a company's proxy materials include a nominee for the board of directors submitted by a shareholder. Although the SEC promulgated rules to accomplish this, these rules were invalidated by a federal appeals court decision. The SEC has said that they will not challenge the ruling, but has not ruled out the possibility that new rules could be proposed.

The Dodd-Frank Act requires stock exchanges to have rules prohibiting their members from voting securities that they do not beneficially own (unless they have received voting instructions from the beneficial owner) with respect to the election of a member of the board of directors (other than an uncontested election of directors of an investment company registered under the Investment Company Act of 1940), executive compensation or any other significant matter, as determined by the SEC by rule.

Credit Ratings

The Dodd-Frank Act includes a number of provisions that are targeted at improving the reliability of credit ratings. The SEC has been charged with adopting various rules in this regard.

Consumer Issues

The Dodd-Frank Act creates a new bureau, the CFPB, which has the authority to implement regulations pursuant to numerous consumer protection laws and has supervisory authority, including the power to conduct examination and take enforcement actions, with respect to depository institutions with more than $10 billion in consolidated assets. The CFPB also has authority, with respect to consumer financial services to, among other things, restrict unfair, deceptive or abusive acts or practices, enforce laws that prohibit discrimination and unfair treatment and to require certain consumer disclosures.

Debit Card Interchange Fees

The Dodd-Frank Act provides for a set of new rules requiring that interchange transaction fees for electric debit transactions be "reasonable" and proportional to certain costs associated with processing the transactions. The FRB was given authority to, among other things, establish standards for assessing whether interchange fees are reasonable and proportional. In June 2011, the FRB issued a final rule establishing certain standards and prohibitions pursuant to the Dodd-Frank Act, including establishing standards for debit card interchange fees and allowing for an upward adjustment if the issuer develops and implements policies and procedures reasonably designed to prevent fraud. The provisions regarding debit card interchange fees and the fraud adjustment became effective October 1, 2011. The rules impose requirements on the Bancorp and its banking subsidiary and may negatively impact our revenues and results of operations.

FDIC Matters and Resolution Planning

The Dodd-Frank Act creates an orderly liquidation process that the FDIC can employ for failing financial companies that are not insured depository institutions. The Dodd-Frank Act gives the FDIC new authority to create a widely available emergency financial stabilization program to guarantee the obligations of solvent depository institutions and their holding companies and affiliates during times of severe economic stress. Additionally, Dodd-Frank also codifies many of the temporary changes that had already been implemented, such as permanently increasing the amount of deposit insurance to $250,000.

In September 2011, the FDIC approved an interim final rule that requires an insured depository institution with $50 billion or more in total assets to submit periodic contingency plans to the FDIC for resolution in the event of the institution's failure. The rule became effective in January 2012, however, submission of plans will be staggered over a period of time. The Bancorp's banking subsidiary is subject to this rule.

In October 2011, the FRB issued a final rule implementing resolution planning requirements in the Dodd-Frank Act. The final rule requires bank holding companies with assets of $50 billion or more and nonbank financial firms designated by FSOC for supervision by the FRB to annually submit resolution plans to the FDIC and FRB. Each plan shall describe the company's strategy for rapid and orderly resolution in bankruptcy during times of financial distress. Under the final rule, companies will submit their initial resolution plans on a staggered basis. The Bancorp will be required to submit a resolution plan pursuant to this rule.

Proprietary Trading and Investing in Certain Funds

The Dodd-Frank Act sets forth new restrictions on banking organizations' ability to engage in proprietary trading and sponsorship of or investment in private equity and hedge funds (the "Volcker rule"). The scope of the new restrictions will be more clear upon adoption of final regulations promulgated under the Volcker rule, however the Volker Rule also generally prohibits any banking entity from sponsoring or acquiring any ownership interest in a private equity or hedge fund. The Volker rule, however, contains a number of exceptions, which exceptions will be clarified upon promulgation of final rules adopted on an interagency basis. The Volker rule permits transactions in the securities of the U.S. government and its agencies, certain government-sponsored enterprises and states and their political subdivisions, as well as certain investments in small business investment companies. Transactions on behalf of customers and in connection with certain underwriting and market making activities, as well as risk-mitigating hedging activities and certain foreign banking activities are also permitted. *De minimus* ownership of private equity or hedge funds will also be permitted under final regulations as well. In addition to the general prohibition on sponsorship and investment, the Volker rule contains additional requirements applicable to any private equity or hedge fund that is sponsored by the banking entity or for which it serves as investment manager or investment advisor. The Bancorp will be required to demonstrate that it has a satisfactory compliance programs specifically to monitor compliance with the Volcker rule.

Derivatives
The Dodd-Frank Act includes measures to broaden the scope of derivative instruments subject to regulation by requiring clearing and exchange trading of certain derivatives, imposing new capital and margin requirements for certain market participants and imposing position limits on certain over-the-counter derivatives. To the extent that the Bancorp acts in certain capacities in trading derivatives or trades a certain amount of certain derivatives instruments, then certain affiliates of the Bancorp may be required to register with the Commodity Futures Trading Commission or the SEC. As with the Volcker Rule, the Bancorp will be required to demonstrate that it has a satisfactory compliance program to monitor the activities of any swap dealer or major swap participant registered under the new regulations. The ultimate impact of these derivatives regulations, and the time it will take to comply, continues to remain uncertain. The final regulations will impose additional operational and compliance costs on us and may require us to restructure certain businesses and negatively impact our revenues and results of operations.

Interstate Bank Branching
The Dodd-Frank Act includes provisions permitting national and insured state banks to engage in *de novo* interstate branching if, under the laws of the state where the new branch is to be established, as state bank chartered in that state would be permitted to establish a branch.

Systemically Significant Companies and Capital
The Dodd-Frank Act creates a new regulatory regime for entities that are deemed to be "systemically significant financial companies." The Dodd-Frank Act sets a $50 billion consolidated asset floor for a bank holding company to be subject to the heightened oversight and regulation, although the FRB can adjust those amounts upward for some of the heightened standards under certain circumstances. Dodd-Frank establishes a broad framework for identifying, applying heightened supervision and regulation to, and (as necessary) limiting the size and activities of systemically significant financial companies.

The Dodd-Frank Act instructs the FRB to impose enhanced capital and risk-management standards on large financial firms and mandates the Federal Reserve to conduct annual stress tests on all bank holding companies with $50 billion or more in assets to determine whether they have the capital needed to absorb losses in baseline, adverse, and severely adverse economic conditions. In November 2011, the FRB adopted final rules requiring bank holding companies with $50 billion or more in consolidated assets to submit capital plans to the FRB on an annual basis. Under the final rules, the FRB annually will evaluate an institutions capital adequacy, internal capital adequacy, assessment processes and plans to make capital distributions such as dividend payments and stock repurchases.

Also in November 2011, the FRB launched the 2012 Comprehensive Capital Analysis and Review ("CCAR"), which required certain large organizations, such as the Bancorp, to submit capital plans by January 9, 2012. As part of the CCAR, the FRB will also carry out a supervisory stress test. An organization's capital adequacy and its plans to make capital distributions will be assessed against a number of criteria, including projected performance under stress scenarios.

In December 2011, the FRB issued proposed rules to strengthen regulation and supervision of large bank holding companies and systemically important nonbank financial firms. The proposed rules would generally apply to all US bank holding companies with consolidated assets of $50 billion or more, such as the Bancorp, and any nonbank financial firms that may be designated by the FSOC as systemically important companies. The proposal, which is mandated by the Dodd-Frank Act, includes a wide range of measures addressing such issues as capital, liquidity, credit exposure, stress testing, risk management and early remediation requirements. In particular, the proposal includes proposed risk-based capital and leverage requirements that would be implemented in two phases, the first phase would be subject to the FRB's capital plan rule issued in November 2011. The second phase would involve the FRB issuing a proposal to implement a risk-based capital surcharge based on the framework and methodology developed by the Basel Committee on Banking Supervision (the "Basel Committee"), the current version referred to as "Basel III."

Basel III is designed to materially improve the quality of regulatory capital and introduces a new minimum common equity requirement. Basel III also raises the numerical minimum capital requirements and introduces capital conservation and countercyclical buffers to induce banking organizations to hold capital in excess of regulatory minimums. In addition, Basel III establishes an international leverage standard for internationally active banks. The FRB is working with other U.S. banking regulators to implement the Basel III capital reforms in the United States. It is not anticipated that such implementing rules would be issued until 2013 or 2014 and there would most likely be a phase-in period.

ITEM 2. PROPERTIES

The Bancorp's executive offices and the main office of Fifth Third Bank are located on Fountain Square Plaza in downtown Cincinnati, Ohio in a 32-story office tower, a five-story office building with an attached parking garage and a separate ten-story office building known as the Fifth Third Center, the William S. Rowe Building and the 530 Building, respectively. The Bancorp's main operations center is located in Cincinnati, Ohio, in a three-story building with an attached parking garage known as the Madisonville Operations Center. The Bank owns 100% of these buildings.

At December 31, 2011, the Bancorp, through its banking and non-banking subsidiaries, operated 1,316 banking centers, of which 911 were owned, 274 were leased and 131 for which the buildings are owned but the land is leased. The banking centers are located in the states of Ohio, Kentucky, Indiana, Michigan, Illinois, Florida, Tennessee, North Carolina, West Virginia, Pennsylvania, Missouri, and Georgia. The Bancorp's significant owned properties are owned free from mortgages and major encumbrances.

EXECUTIVE OFFICERS OF THE BANCORP

Officers are appointed annually by the Board of Directors at the meeting of Directors immediately following the Annual Meeting of Shareholders. The names, ages and positions of the Executive Officers of the Bancorp as of February 29, 2012 are listed below along with their business experience during the past 5 years:

Kevin T. Kabat, 55. President and Chief Executive Officer of the Bancorp since June 2006 and April 2007, respectively. Previously, Mr. Kabat was Chairman from June 2008 to June 2010. Previously, Mr. Kabat was Executive Vice President of the Bancorp since December 2003.

Greg D. Carmichael, 50. Executive Vice President and Chief Operating Officer of the Bancorp since June 2006. Prior to that, Mr. Carmichael was the Executive Vice President and Chief Information Officer of the Bancorp since June 2003.

Todd Clossin, 50. Executive Vice President and Chief Administrative Officer of the Bancorp since December 2011. Previously, Mr. Clossin was the President and CEO of Fifth Third Bank (Northeastern Ohio) since January 2005.

Mark D. Hazel, 46. Senior Vice President and Controller of the Bancorp since February 2010. Prior to that, Mr. Hazel was the Assistant Controller of the Bancorp since 2006 and was the Controller of Nonbank entities since 2003.

James R. Hubbard, 53. Senior Vice President and Chief Legal Officer of the Bancorp since February 2010. Prior to that, Mr. Hubbard was the Senior Vice President and Director of Legal Services since June 2001.

Gregory L. Kosch, 52. Executive Vice President of the Bancorp since June 2005. Previously, Mr. Kosch was Senior Vice President and head of the Bancorp's Commercial Division in the Chicago affiliate since June 2002.

Bruce K. Lee, 51. Executive Vice President and Chief Credit Officer of the Bancorp since October 2011. Previously, Mr. Lee was Executive Vice President of the Bancorp since June 2005. Previously Mr. Lee was President and CEO of Fifth Third Bank (Northwestern Ohio) since July 2002.

Daniel T. Poston, 53. Executive Vice President of the Bancorp since June 2003, and Chief Financial Officer of the Bancorp since September 2009. Previously, Mr. Poston was the Controller of the Bancorp from July 2007 to May 2008 and from November 2008 to September 2009. Previously, Mr. Poston was the Chief Financial Officer of the Bancorp from May 2008 to November 2008. Formerly, Mr. Poston was the Auditor of the Bancorp since October 2001 and was Senior Vice President of the Bancorp and Fifth Third Bank since January 2002.

Paul L. Reynolds, 50. Executive Vice President, Secretary and Chief Risk Officer of the Bancorp since October 2011. Previously, Mr. Reynolds was Executive Vice President, Secretary and Chief Administrative Officer of the Bancorp since September 2009. Previously, Mr. Reynolds was Executive Vice President, Secretary and General Counsel since 2002. Prior to that he was Executive Vice President, General Counsel and Assistant Secretary since 1999.

Joseph R. Robinson, 43. Executive Vice President and Chief Information Officer and Director of Information Technology and Operations of the Bancorp since September 2009. Previously, Mr. Robinson was Executive Vice President and Chief Information Officer of the Bancorp since April 2008. Prior to that, he was Senior Vice President and Director of Central Operations since November 2006 and Senior Vice President of IT Enterprise Solutions since March 2004.

Robert A. Sullivan, 57. Senior Executive Vice President of the Bancorp since December 2002.

Teresa J. Tanner, 43. Executive Vice President and Chief Human Resources Officer of the Bancorp since February 2010. Previously, Ms. Tanner was Senior Vice President and Director of Enterprise Learning since September 2008. Prior to that, she was Human Resources Senior Vice President and Senior Business Partner for the Information Technology and Central Operations divisions since July 2006. Previously, she was Vice President and Senior Business Partner for Operations since September 2004.

Tayfun Tuzun, 47. Senior Vice President and Treasurer of the Bancorp since December of 2011. Previously, Mr. Tuzun was the Assistant Treasurer and Balance Sheet Manager of Fifth Third Bancorp since 2007. Previously, Mr. Tuzun was the Structured Finance Manager since 2007. Prior to that, Mr. Tuzun was the Director of Research and Risk Management at FSI Group since 2004.

PART II
ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Bancorp's common stock is traded in the over-the-counter market and is listed under the symbol "FITB" on the NASDAQ® Global Select Market System.

High and Low Stock Prices and Dividends Paid Per Share

2011	High	Low	Dividends Paid Per Share
Fourth Quarter	$13.08	$9.60	$0.08
Third Quarter	$13.09	$9.13	$0.08
Second Quarter	$14.15	$11.88	$0.06
First Quarter	$15.75	$13.25	$0.06

2010	High	Low	Dividends Paid Per Share
Fourth Quarter	$15.11	$11.71	$0.01
Third Quarter	$13.81	$10.64	$0.01
Second Quarter	$15.95	$12.00	$0.01
First Quarter	$14.05	$9.81	$0.01

See a discussion of dividend limitations that the subsidiaries can pay to the Bancorp discussed in Note 3 of the Notes to the Consolidated Financial Statements. Additionally, as of December 31, 2011, the Bancorp had 55,237 shareholders of record.

Issuer Purchases of Equity Securities

Period	Shares Purchased *(a)*	Average Price Paid Per Share	Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Shares that May Be Purchased Under the Plans or Programs
October 2011	-	$ -	-	19,201,518
November 2011	-	-	-	19,201,518
December 2011	-	-	-	19,201,518
Total		$ -	-	19,201,518

(a) The Bancorp repurchased 48,372, 36,961 and 62,618 shares during October, November and December of 2011 in connection with various employee compensation plans of the Bancorp. These purchases are not included against the maximum number of shares that may yet be purchased under the Board of Directors authorization.

See further discussion of stock-based compensation in Note 24 of the Notes to the Consolidated Financial Statements.

The following performance graphs do not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Bancorp specifically incorporates the performance graphs by reference therein.

Total Return Analysis

The graphs below summarize the cumulative return experienced by the Bancorp's shareholders over the years 2007 through 2011, and 2002 through 2011, respectively, compared to the S&P 500 Stock and the S&P Banks indices.

FIFTH THIRD BANCORP VS. MARKET INDICES


5 Year Return
10%
0%
(10%)
(20%)
(30%)
(40%)
(50%)
(60%)
(70%)
(80%)
(90%)
Total Return Index
2006
2007
2008
2009
2010
2011
FITB
S&P 500 (SPX)
S&P Banks Index (BIX)


10 Year Return
60%
40%
20%
0%
(20%)
(40%)
(60%)
(80%)
(100%)
Total Return Index
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
FITB
S&P 500 (SPX)
S&P Banks Index (BIX)

PART III ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item relating to the Executive Officers of the Registrant is included in PART I under "EXECUTIVE OFFICERS OF THE BANCORP."

The information required by this item concerning Directors and the nomination process is incorporated herein by reference under the caption "ELECTION OF DIRECTORS" of the Bancorp's Proxy Statement for the 2012 Annual Meeting of Shareholders.

The information required by this item concerning the Audit Committee and Code of Business Conduct and Ethics is incorporated herein by reference under the captions "CORPORATE GOVERNANCE" and "BOARD OF DIRECTORS, ITS COMMITTEES, MEETINGS AND FUNCTIONS" of the Bancorp's Proxy Statement for the 2012 Annual Meeting of Shareholders.

The information required by this item concerning Section 16 (a) Beneficial Ownership Reporting Compliance is incorporated herein by reference under the caption "SECTION 16 (a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE" of the Bancorp's Proxy Statement for the 2012 Annual Meeting of Shareholders.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference under the captions "COMPENSATION DISCUSSION AND ANALYSIS," "COMPENSATION OF NAMED EXECUTIVE OFFICERS AND DIRECTORS," "COMPENSATION COMMITTEE REPORT" and "COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION" of the Bancorp's Proxy Statement for the 2012 Annual Meeting of Shareholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Security ownership information of certain beneficial owners and management is incorporated herein by reference under the captions "CERTAIN BENEFICIAL OWNERS," "ELECTION OF DIRECTORS," "COMPENSATION DISCUSSION AND ANALYSIS" and "COMPENSATION OF NAMED EXECUTIVE OFFICERS AND DIRECTORS" of the Bancorp's Proxy Statement for the 2012 Annual Meeting of Shareholders.

The information required by this item concerning Equity Compensation Plan information is included in Note 24 of the Notes to the Consolidated Financial Statements.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated herein by reference under the captions "CERTAIN TRANSACTIONS", "ELECTION OF DIRECTORS", "CORPORATE GOVERNANCE" and "BOARD OF DIRECTORS, ITS COMMITTEES, MEETINGS AND FUNCTIONS" of the Bancorp's Proxy Statement for the 2012 Annual Meeting of Shareholders.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated herein by reference under the caption "PRINCIPAL INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES" of the Bancorp's Proxy Statement for the 2012 Annual Meeting of Shareholders.

PART IV
ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

The schedules for the Bancorp and its subsidiaries are omitted because of the absence of conditions under which they are required, or because the information is set forth in the Consolidated Financial Statements or the notes thereto.

The following lists the Exhibits to the Annual Report on Form 10-K.

- 2.1 Master Investment Agreement (excluding exhibits and schedules) dated as of March 27, 2009 and amended as of June 30, 2009, among Fifth Third Bank, Fifth Third Financial Corporation, Advent-Kong Blocker Corp., FTPS Holding, LLC and Fifth Third Processing Solutions, LLC. Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Commission on July 2, 2009.
- 3.1 Second Amended Articles of Incorporation of Fifth Third Bancorp, as amended. Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008.
- 3.2 Code of Regulations of Fifth Third Bancorp, as amended. Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Commission on June 21, 2010.
- 4.1 Junior Subordinated Indenture, dated as of March 20, 1997 between Fifth Third Bancorp and Wilmington Trust Company, as Debenture Trustee. Incorporated by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 26, 1997.
- 4.2 Amended and Restated Trust Agreement, dated as of March 20, 1997 of Fifth Third Capital Trust II, among Fifth Third Bancorp, as Depositor, Wilmington Trust Company, as Property Trustee, and the Administrative Trustees named therein. Incorporated by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 26, 1997.
- 4.3 Guarantee Agreement, dated as of March 20, 1997 between Fifth Third Bancorp, as Guarantor, and Wilmington Trust Company, as Guarantee Trustee. Incorporated by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 26, 1997.
- 4.4 Agreement as to Expense and Liabilities, dated as of March 20, 1997 between Fifth Third Bancorp, as the holder of the Common Securities of Fifth Third Capital Trust I and Fifth Third Capital Trust II. Incorporated by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 26, 1997.
- 4.5 Indenture, dated as of May 23, 2003, between Fifth Third Bancorp and Wilmington Trust Company, as Trustee. Incorporated by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 22, 2003.
- 4.6 Global security representing Fifth Third Bancorp's $500,000,000 4.50% Subordinated Notes due 2018. Incorporated by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 22, 2003.
- 4.7 First Supplemental Indenture, dated as of December 20, 2006, between Fifth Third Bancorp and Wilmington Trust Company, as Trustee. Incorporated by reference to Registrant's Annual Report on Form 10-K filed for the fiscal year ended December 31, 2006.
- 4.8 Global security representing Fifth Third Bancorp's $500,000,000 5.45% Subordinated Notes due 2017. Incorporated by reference to Registrant's Annual Report on Form 10-K filed for the fiscal year ended December 31, 2006.
- 4.9 Global security representing Fifth Third Bancorp's $250,000,000 Floating Rate Subordinated Notes due 2016. Incorporated by reference to Registrant's Annual Report on Form 10-K filed for the fiscal year ended December 31, 2006.

4.10 First Supplemental Indenture dated as of March 30, 2007 between Fifth Third Bancorp and Wilmington Trust Company, as trustee, to the Junior Subordinated Indenture dated as of May 20, 1997 between Fifth Third and the Trustee. Incorporated by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 30, 2007.

4.11 Certificate Representing $500,000,000.00 of 6.50% Junior Subordinated Notes of Fifth Third Bancorp. Incorporated by reference to Registrant's Quarterly Report on Form 10-Q filed for the quarter ended March 31, 2007.

4.12 Certificate Representing $250,010,000.00 of 6.50% Junior Subordinated Notes of Fifth Third Bancorp. Incorporated by reference to Registrant's Quarterly Report on Form 10-Q filed for the quarter ended March 31, 2007.

4.13 Amended and Restated Declaration of Trust dated as of March 30, 2007 of Fifth Third Capital Trust IV among Fifth Third Bancorp, as Sponsor, Wilmington Trust Company, as Property Trustee and Delaware Trustee, and the Administrative Trustees named therein. Incorporated by reference to Registrant's Quarterly Report on Form 10-Q filed for the quarter ended March 31, 2007.

4.14 Certificate Representing 500,000 6.50% Trust Preferred Securities of Fifth Third Capital Trust IV (liquidation amount $1,000 per Trust Preferred Security). Incorporated by reference to Registrant's Quarterly Report on Form 10-Q filed for the quarter ended March 31, 2007.

4.15 Certificate Representing 250,000 6.50% Trust Preferred Securities of Fifth Third Capital Trust IV (liquidation amount $1,000 per Trust Preferred Security). Incorporated by reference to Registrant's Quarterly Report on Form 10-Q filed for the quarter ended March 31, 2007.

4.16 Certificate Representing 10 6.50% Common Securities of Fifth Third Capital Trust IV (liquidation amount $1,000 per Common Security). Incorporated by reference to Registrant's Quarterly Report on Form 10-Q filed for the quarter ended March 31, 2007.

4.17 Guarantee Agreement, dated as of March 30, 2007 between Fifth Third Bancorp, as Guarantor, and Wilmington Trust Company, as Guarantee Trustee. Incorporated by reference to Registrant's Quarterly Report on Form 10-Q filed for the quarter ended March 31, 2007.

4.18 Agreement as to Expense and Liabilities, dated as of March 30, 2007 between Fifth Third Bancorp and Fifth Third Capital Trust IV. Incorporated by reference to Registrant's Quarterly Report on Form 10-Q filed for the quarter ended March 31, 2007.

4.19 Replacement Capital Covenant of Fifth Third Bancorp dated as of March 30, 2007. Incorporated by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 30, 2007.

4.20 Amendment No. 1 to Replacement Capital Covenant, dated as of November 24, 2010 amending the Replacement Capital Covenant dated as of March 30, 2007. Incorporated by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 26, 2010.

4.21 Second Supplemental Indenture dated as of August 8, 2007 between Fifth Third Bancorp and Wilmington Trust Company, as trustee, to the Junior Subordinated Indenture dated as of May 20, 1997 between Fifth Third and the Trustee. Incorporated by reference to Registrant's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on August 8, 2007.

4.22 Certificate Representing $500,010,000 of 7.25% Junior Subordinated Notes of Fifth Third Bancorp. Incorporated by reference to Registrant's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on August 8, 2007.

4.23 Amended and Restated Declaration of Trust dated as of August 8, 2007 of Fifth Third Capital Trust V among Fifth Third Bancorp, as Sponsor, Wilmington Trust Company, as Property Trustee and Delaware Trustee, and the Administrative Trustees named therein. Incorporated by reference to Registrant's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on August 8, 2007.

4.24 Certificate Representing 20,000,000 7.25% Trust Preferred Securities of Fifth Third Capital Trust V (liquidation amount $25 per Trust Preferred Security). Incorporated by reference to Registrant's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on August 8, 2007.

4.25 Certificate Representing 400 7.25% Trust Preferred Securities of Fifth Third Capital Trust V (liquidation amount $25 per Trust Preferred Security). Incorporated by reference to Registrant's Quarterly Report on Form 10-Q filed for the quarter ended June 30, 2007.

4.26 Guarantee Agreement, dated as of August 8, 2007 between Fifth Third Bancorp, as Guarantor, and Wilmington Trust Company, as Guarantee Trustee. Incorporated by reference to Registrant's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on August 8, 2007.

4.27 Agreement as to Expense and Liabilities, dated as of August 8, 2007 between Fifth Third Bancorp and Fifth Third Capital Trust V. Incorporated by reference to Registrant's Quarterly Report on Form 10-Q filed for the quarter ended June 30, 2007.

4.28 Replacement Capital Covenant of Fifth Third Bancorp dated as of August 8, 2007. Incorporated by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 8, 2007.

4.29 Amendment No. 1 to Replacement Capital Covenant, dated as of November 24, 2010 amending the Replacement Capital Covenant dated as of August 8, 2007. Incorporated by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 26, 2010.

4.30 Third Supplemental Indenture dated as of October 30, 2007 between Fifth Third Bancorp and Wilmington Trust Company, as trustee, to the Junior Subordinated Indenture dated as of May 20, 1997 between Fifth Third and the trustee. Incorporated by reference to Registrant's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on October 31, 2007.

4.31 Certificate Representing $862,510,000 of 7.25% Junior Subordinated Notes of Fifth Third Bancorp. Incorporated by reference to Registrant's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on October 31, 2007.

4.32 Amended and Restated Declaration of Trust dated as of October 30, 2007 of Fifth Third Capital Trust VI among Fifth Third Bancorp, as Sponsor, Wilmington Trust Company, as Property Trustee and Delaware Trustee, and the Administrative Trustees named therein. Incorporated by reference to Registrant's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on October 31, 2007.

4.33 Certificate Representing 20,000,000 7.25% Trust Preferred Securities of Fifth Third Capital Trust VI (liquidation amount $25 per Trust Preferred Security). Incorporated by reference to Registrant's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on October 31, 2007. (Issuer also entered into an identical certificate on October 30, 2007 representing $362,500,000 in aggregate liquidation amount of 7.25% Trust Preferred Securities of Fifth Third Capital Trust VI.)

4.34 Certificate Representing 400 7.25% Common Securities of Fifth Third Capital Trust VI (liquidation amount $25 per Trust Preferred Security). Incorporated by reference to Registrant's Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2007.

4.35 Guarantee Agreement, dated as of October 30, 2007 between Fifth Third Bancorp, as Guarantor, and Wilmington Trust Company, as Guarantee Trustee. Incorporated by reference to Registrant's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on October 31, 2007.

4.36 Agreement as to Expense and Liabilities, dated as of October 30, 2007 between Fifth Third Bancorp and Fifth Third Capital Trust VI. Incorporated by reference to Registrant's Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2007.

4.37 Replacement Capital Covenant of Fifth Third Bancorp dated as of October 30, 2007. Incorporated by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 31, 2007.

4.38 Amendment No. 1 to Replacement Capital Covenant, dated as of November 24, 2010 amending the Replacement Capital Covenant dated as of October 30, 2007. Incorporated by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 26, 2010.

4.39 Global security dated as of March 4, 2008 representing Fifth Third Bancorp's $500,000,000 8.25% Subordinated Notes due 2038. Incorporated by reference to Registrant's Quarterly Report on Form 10-Q filed for the quarter ended March 31, 2008. (1)

4.40 Indenture for Senior Debt Securities dated as of April 30, 2008 between Fifth Third Bancorp and Wilmington Trust Company, as trustee. Incorporated by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2008.

4.41 Global security dated as of April 30, 2008 representing Fifth Third Bancorp's $500,000,000 6.25% Senior Notes due 2013. Incorporated by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2008. (2)

4.42 Deposit Agreement dated June 25, 2008, between Fifth Third Bancorp, Wilmington Trust Company, as depositary and conversion agent and American Stock Transfer and Trust Company, as transfer agent, and the holders from time to time of the Receipts described therein. Incorporated by reference to Exhibit 4.3 of the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 25, 2008.

4.43 Form of Certificate Representing the 8.50 % Non-Cumulative Perpetual Convertible Preferred Stock, Series G, of Fifth Third Bancorp. Incorporated by reference to Exhibit 4.2 of the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 25, 2008.

4.44 Form of Depositary Receipt for the 8.50 % Non-Cumulative Perpetual Convertible Preferred Stock, Series G, of Fifth Third Bancorp. Incorporated by reference to Exhibit 4.4 of the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 25, 2008.

4.45 Supplemental Indenture dated as of January 25, 2011 between Fifth Third Bancorp and Wilmington Trust Company, as Trustee, to the Indenture for Senior Debt Securities dated as of April 30, 2008 between Fifth Third and the Trustee. Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 25, 2011.

4.46 Global Security dated as of January 25, 2011 representing Fifth Third Bancorp's $500,000,000 3.625% Senior Notes due 2016. Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 25, 2011. (3)

10.1 Fifth Third Bancorp Unfunded Deferred Compensation Plan for Non-Employee Directors, as Amended and Restated. *

10.2 Fifth Third Bancorp 1990 Stock Option Plan. Incorporated by reference to Registrant's filing with the Securities and Exchange Commission as an exhibit to the Registrant's Registration Statement on Form S-8, Registration No. 33-34075. *

10.3 Fifth Third Bancorp 1987 Stock Option Plan. Incorporated by reference to Registrant's filing with the Securities and Exchange Commission as an exhibit to the Registrant's Registration Statement on Form S-8, Registration No. 33-13252. *

10.4 Indenture effective November 19, 1992 between Fifth Third Bancorp, Issuer and NBD Bank, N.A., Trustee. Incorporated by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 1992 and as Exhibit 4.1 to the Registrant's Registration Statement on Form S-3, Registration No. 33-54134.

10.5 Fifth Third Bancorp Master Profit Sharing Plan, as Amended and Restated. *

10.6 First Amendment to Fifth Third Bancorp Master Profit Sharing Plan, as Amended and Restated.*

10.7 Fifth Third Bancorp 2011 Incentive Compensation Plan. Incorporated by reference to the Registrant's Proxy Statement dated March 10, 2011.*

10.8 Amended and Restated Fifth Third Bancorp 1993 Stock Purchase Plan.*

10.9 Fifth Third Bancorp 1998 Long-Term Incentive Stock Plan, as Amended. Incorporated by reference to the Exhibits to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.*

10.10 Fifth Third Bancorp Non-qualified Deferred Compensation Plan, as Amended and Restated.

10.11 First Amendment to Fifth Third Bancorp Non-qualified Deferred Compensation Plan, as Amended and Restated.*

10.12 Second Amendment to Fifth Third Bancorp Non-qualified Deferred Compensation Plan, as Amended and Restated.*

10.13 CNB Bancshares, Inc. 1999 Stock Incentive Plan, 1995 Stock Incentive Plan, 1992 Stock Incentive Plan and Associate Stock Option Plan; and Indiana Federal Corporation 1986 Stock Option and Incentive Plan. Incorporated by reference to Registrant's filing with the Securities and Exchange Commission as an exhibit to a Registration Statement on Form S-4, Registration No. 333-84955 and by reference to CNB Bancshares Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 1998. *

10.14 Fifth Third Bancorp Stock Option Gain Deferral Plan. Incorporated by reference to Registrant's Proxy Statement dated February 9, 2001.*

10.15 Amendment No. 1 to Fifth Third Bancorp Stock Option Gain Deferral Plan. Incorporated by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 26, 2006. * .

10.16 Old Kent Executive Stock Option Plan of 1986, as Amended. Incorporated by reference to the following filings by Old Kent Financial Corporation with the Securities and Exchange Commission: Exhibit 10 to Form 10-Q for the quarter ended September 30, 1995; Exhibit 10.19 to Form 8-K filed on March 5, 1997; Exhibit 10.3 to Form 8-K filed on March 2, 2000. *

10.17 Old Kent Stock Option Incentive Plan of 1992, as Amended. Incorporated by reference to the following filings by Old Kent Financial Corporation with the Securities and Exchange Commission: Exhibit 10(b) to Form 10-Q for the quarter ended June 30, 1995; Exhibit 10.20 to Form 8-K filed on March 5, 1997; Exhibit 10(d) to Form 10-Q for the quarter ended June 30, 1997; Exhibit 10.3 to Form 8-K filed on March 2, 2000. *

10.18 Old Kent Executive Stock Incentive Plan of 1997, as Amended. Incorporated by reference to Old Kent Financial Corporation's Annual Meeting Proxy Statement dated March 1, 1997. *

10.19 Old Kent Stock Incentive Plan of 1999. Incorporated by reference to Old Kent Financial Corporation's Annual Meeting Proxy Statement dated March 1, 1999. *

10.20 Notice of Grant of Performance Units and Award Agreement. Incorporated by reference to Registrant's Annual Report on Form 10-K filed for the fiscal year ended December 31, 2004. *

10.21 Notice of Grant of Restricted Stock and Award Agreement (for Executive Officers). Incorporated by reference to Registrant's Annual Report on Form 10-K filed for the fiscal year ended December 31, 2004. *

10.22 Notice of Grant of Stock Appreciation Rights and Award Agreement. Incorporated by reference to Registrant's Annual Report on Form 10-K filed for the fiscal year ended December 31, 2004. *

10.23 Notice of Grant of Restricted Stock and Award Agreement (for Directors). Incorporated by reference to Registrant's Annual Report on Form 10-K filed for the fiscal year ended December 31, 2004. *

10.24 Franklin Financial Corporation 1990 Incentive Stock Option Plan. Incorporated by reference to Franklin Financial Corporation's Annual Report on Form 10-K for the year ended December 31, 1989.*

10.25 Franklin Financial Corporation 2000 Incentive Stock Option Plan. Incorporated by reference to Franklin Financial Corporation's Registration Statement on Form S-8, Registration No. 333-52928. *

10.26 Amended and Restated First National Bankshares of Florida, Inc. 2003 Incentive Plan. Incorporated by reference to First National Bankshares of Florida, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2003. *

10.27 Southern Community Bancorp Equity Incentive Plan. Incorporated by reference to Southern Community Bancorp's Registration Statement on Form SB-2, Registration No. 333-35548. *

10.28 Southern Community Bancorp Director Statutory Stock Option Plan. Incorporated by reference to Southern Community Bancorp's Registration Statement on Form SB-2, Registration No. 333-35548. *

10.29 Peninsula Bank of Central Florida Key Employee Stock Option Plan. Incorporated by reference to Southern Community Bancorp's Annual Report on Form 10-K for the year ended December 31, 2003. *

10.30 Peninsula Bank of Central Florida Director Stock Option Plan. Incorporated by reference to Southern Community Bancorp's Annual Report on Form 10-K for the year ended December 31, 2003. *

10.31 First Bradenton Bank Amended and Restated Stock Option Plan. Incorporated by reference to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2004. *

10.32 Stipulation and Agreement of Settlement dated March 29, 2005, as Amended. Incorporated by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2005.

10.33 Amendment to Stipulation dated May 10, 2005. Incorporated by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2005.

10.34 Second Amendment to Stipulation dated August 12, 2005. Incorporated by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2005.

10.35 Order and Final Judgment of the United States District Court for the Southern District of Ohio. Incorporated by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2005.

10.36 Letter Agreement, dated December 31, 2008, including Securities Purchase Agreement – Standard Terms incorporated by reference therein, between the Company and the United States Department of the Treasury. Incorporated by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 31, 2008.

10.37 Form of Waiver, executed by each of Messrs. Kevin Kabat, Ross Kari, Greg Carmichael, Charles Drucker, Bruce Lee, Dan Poston, Robert A. Sullivan and Terry Zink. Incorporated by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 31, 2008. *

10.38 Form of Letter Agreement, executed by each of Messrs. Kevin Kabat, Ross Kari, Greg Carmichael, Charles Drucker, Bruce Lee, Dan Poston, Robert A. Sullivan and Terry Zink with the Company. Incorporated by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 31, 2008. *

10.39 Form of Executive Agreements effective December 31, 2008, between Fifth Third Bancorp and Kevin T. Kabat, Robert A. Sullivan, Greg D. Carmichael, Ross Kari, Bruce K. Lee, Charles D. Drucker and Terry Zink. Incorporated by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 31, 2008. *

10.40 Form of Executive Agreements effective December 31, 2008, between Fifth Third Bancorp and Nancy Phillips, Daniel T. Poston, Paul L. Reynolds and Mary E. Tuuk. Incorporated by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 31, 2008. *

10.41 Form of Executive Agreement effective December 31, 2008, between Fifth Third Bancorp and Mahesh Sankaran. Incorporated by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 31, 2008. *

10.42 Form of Executive Agreement effective January 17, 2012, between Fifth Third Bancorp and Tayfun Tuzun.*

10.43 Form of Amended Executive Agreements effective January 19, 2012, between Fifth Third Bancorp and Daniel T. Poston and Paul L. Reynolds. Incorporated by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 24, 2012. *

10.44 Warrant dated June 30, 2009 issued by FTPS Holding, LLC to Fifth Third Bank. Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Commission on July 2, 2009.

10.45 Amended & Restated Limited Liability Company Agreement (excluding certain exhibits) dated as of June 30, 2009 among Advent-Kong Blocker Corp., Fifth Third Bank, FTPS Partners, LLC, JPDN Enterprises, LLC and FTPS Holding, LLC. Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Commission on July 2, 2009.

10.46 Amendment and Restatement Agreement and Reaffirmation (excluding certain schedules) dated as of June 30, 2009 among Fifth Third Processing Solutions, LLC, FTPS Holding, LLC, Card Management Company, LLC, Fifth Third Holdings, LLC and Fifth Third Bank. Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Commission on July 2, 2009.

10.47 Registration Rights Agreement dated as of June 30, 2009 among Advent-Kong Blocker Corp., Fifth Third Bank, FTPS Partners, LLC, JPDN Enterprises, LLC and FTPS Holding, LLC. Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Commission on July 2, 2009.

10.48 Form of Agreement Regarding Portion of Salary Payable in Phantom Stock Units dated October 16, 2009 executed by Kevin Kabat, Greg Carmichael, Greg Kosch, Bruce Lee, Dan Poston, Paul Reynolds, Robert Sullivan, and Terry Zink. Incorporated by reference to the Registrant's Quarterly Report on 10-Q for the quarter ended September 30, 2009. *

10.49 Form of Agreement Regarding Portion of Salary Payable in Phantom Stock Units dated March 26, 2010 executed by Mary Tuuk. Incorporated by reference to the Registrant's Quarterly Report on 10-Q for the quarter ended September 30, 2009. *

10.50 Form of Letter Agreement dated June 29, 2010 executed by each of Kevin Kabat, Greg Carmichael, Greg Kosch, Bruce Lee, Dan Poston, Paul Reynolds, Robert A. Sullivan and Mary Tuuk with the Company. Incorporated by reference to the Registrant's Quarterly Report on 10-Q for the quarter ended June 30, 2010. *

10.51 Form of Addendum No.1 to Agreement Regarding Portion of Salary Payable in Phantom Stock Units executed by each of Kevin Kabat, Greg Carmichael, Greg Kosch, Bruce Lee, Dan Poston, Paul Reynolds, Robert A. Sullivan and Mary Tuuk with the Company. Incorporated by reference to the Registrant's Quarterly Report on 10-Q for the quarter ended June 30, 2010. *

12.1 Computations of Consolidated Ratios of Earnings to Fixed Charges.

12.2 Computations of Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements.

21 Fifth Third Bancorp Subsidiaries, as of December 31, 2011.

23 Consent of Independent Registered Public Accounting Firm-Deloitte & Touche LLP.

31(i) Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 by Chief Executive Officer.

31(ii) Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 by Chief Financial Officer.

32(i) Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by Chief Executive Officer.

32(ii) Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by Chief Financial Officer.

99.1 Certification Pursuant to Section 111 (b)(4) of the Emergency Economic Stabilization Act of 2008 by Chief Executive Officer

99.2 Certification Pursuant to Section 111 (b)(4) of the Emergency Economic Stabilization Act of 2008 by Chief Financial Officer

101 Interactive data files pursuant to Rule 405 of Regulation S-T: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statements of Changes in Equity, (iv) the Consolidated Statements of Cash Flows, and (v) the Notes to Consolidated Financial Statements tagged as blocks of text and in detail. **

(1) Fifth Third Bancorp also entered into an identical security on March 4, 2008 representing an additional $500,000,000 of its 8.25% Subordinated Notes due 2038.

(2) Fifth Third Bancorp also entered into an identical security on April 30, 2008 representing an additional $250,000,000 of its 6.25% Senior Notes due 2013.

(3) Fifth Third Bancorp also entered into an identical security on January 25, 2011 representing an additional $500,000,000 of its 3.625% Senior Notes due 2016.

* *Denotes management contract or compensatory plan or arrangement.*

** *As provided in Rule 406T of Regulation S-T, this information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.*

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIFTH THIRD BANCORP
Registrant

/s/ Kevin T. Kabat
Kevin T. Kabat
President and CEO
Principal Executive Officer
February 29, 2012

Pursuant to requirements of the Securities Exchange Act of 1934, this report has been signed on February 29, 2012 by the following persons on behalf of the Registrant and in the capacities indicated.

OFFICERS:

/s/ Kevin T. Kabat
Kevin T. Kabat
President and CEO
Principal Executive Officer

/s/ Daniel T. Poston
Daniel T. Poston
Executive Vice President and CFO
Principal Financial Officer

/s/ Mark D. Hazel
Mark D. Hazel
Senior Vice President and Controller
Principal Accounting Officer

DIRECTORS:

/s/ William M. Isaac
William M. Isaac
Chairman

/s/ James P. Hackett
James P. Hackett
Lead Director

/s/ Darryl F. Allen
Darryl F. Allen

/s/ B. Evan Bayh III
B. Evan Bayh III

/s/ Ulysses L. Bridgeman, Jr.
Ulysses L. Bridgeman, Jr.

/s/ Emerson L. Brumback
Emerson L. Brumback

/s/ Gary R. Heminger
Gary R. Heminger

/s/ Jewell D. Hoover
Jewell D. Hoover

/s/ Kevin T. Kabat
Kevin T. Kabat

/s/ Mitchel D. Livingston, Ph.D.
Mitchel D. Livingston, Ph.D.

/s/ Michael B. McCallister
Michael B. McCallister

/s/ Hendrik G. Meijer
Hendrik G. Meijer

/s/ John J. Schiff, Jr.
John J. Schiff, Jr.

/s/ Marsha C. Williams
Marsha C. Williams

CONSOLIDATED TEN YEAR COMPARISON

AVERAGE ASSETS ($ IN MILLIONS)

	Interest-Earning Assets							
Year	Loans and Leases	Federal Funds Sold (a)	Interest-Bearing Deposits in Banks (a)	Securities	Total	Cash and Due from Banks	Other Assets	Total Average Assets
2011	**$ 80,214**	**1**	**2,030**	**15,437**	**$ 97,682**	**2,352**	**15,335**	**$ 112,666**
2010	79,232	11	3,317	16,371	98,931	2,245	14,841	112,434
2009	83,391	12	1,023	17,100	101,526	2,329	14,266	114,856
2008	85,835	438	183	13,424	99,880	2,490	13,411	114,296
2007	78,348	257	147	11,630	90,382	2,275	10,613	102,477
2006	73,493	252	144	20,910	94,799	2,477	8,713	105,238
2005	67,737	88	113	24,806	92,744	2,750	8,102	102,876
2004	57,042	120	195	30,282	87,639	2,216	5,763	94,896
2003	52,414	92	215	28,640	81,361	1,600	5,250	87,481
2002	45,539	155	184	23,246	69,124	1,551	5,007	75,037

AVERAGE DEPOSITS AND SHORT-TERM BORROWINGS ($ IN MILLIONS)

	Deposits									
Year	Demand	Interest Checking	Savings	Money Market	Other Time	Certificates $100,000 and Over	Foreign Office	Total	Short-Term Borrowings	Total
2011	**$ 23,389**	**18,707**	**21,652**	**5,154**	**6,260**	**3,656**	**3,497**	**$ 82,315**	**3,122**	**$ 85,437**
2010	19,669	18,218	19,612	4,808	10,526	6,083	3,361	82,277	1,926	84,203
2009	16,862	15,070	16,875	4,320	14,103	10,367	2,265	79,862	6,980	86,842
2008	14,017	14,191	16,192	6,127	11,135	9,531	4,220	75,413	10,760	86,173
2007	13,261	14,820	14,836	6,308	10,778	6,466	3,155	69,624	6,890	76,514
2006	13,741	16,650	12,189	6,366	10,500	5,795	3,711	68,952	8,670	77,622
2005	13,868	18,884	10,007	5,170	8,491	4,001	3,967	64,388	9,511	73,899
2004	12,327	19,434	7,941	3,473	6,208	2,403	4,449	56,235	13,539	69,774
2003	10,482	18,679	8,020	3,189	6,426	3,832	3,862	54,490	12,373	66,863
2002	8,952	16,239	9,465	1,162	8,855	2,237	2,018	48,928	7,191	56,119

INCOME ($ IN MILLIONS, EXCEPT PER SHARE DATA)

						Per Share (b)				
									Originally Reported	
Year	Interest Income	Interest Expense	Noninterest Income	Noninterest Expense	Net Income (Loss) Available to Common Shareholders	Earnings	Diluted Earnings	Dividends Declared	Earnings	Diluted Earnings
2011	**$ 4,218**	**661**	**2,455**	**3,758**	**1,094**	**1.20**	**1.18**	**0.28**	**1.20**	**$ 1.18**
2010	4,489	885	2,729	3,855	503	0.63	0.63	0.04	0.63	0.63
2009	4,668	1,314	4,782	3,826	511	0.73	0.67	0.04	0.73	0.67
2008	5,608	2,094	2,946	4,564	(2,180)	(3.91)	(3.91)	0.75	(3.94)	(3.94)
2007	6,027	3,018	2,467	3,311	1,075	1.99	1.98	1.70	2.00	1.99
2006	5,955	3,082	2,012	2,915	1,188	2.13	2.12	1.58	2.14	2.13
2005	4,995	2,030	2,374	2,801	1,548	2.79	2.77	1.46	2.79	2.77
2004	4,114	1,102	2,355	2,863	1,524	2.72	2.68	1.31	2.72	2.68
2003	3,991	1,086	2,398	2,466	1,664	2.91	2.87	1.13	2.91	2.87
2002	4,129	1,430	2,111	2,265	1,530	2.64	2.59	0.98	2.64	2.59

MISCELLANEOUS AT DECEMBER 31 ($ IN MILLIONS, EXCEPT PER SHARE DATA)

		Bancorp Shareholders' Equity								
Year	Common Shares Outstanding	Common Stock	Preferred Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total	Book Value Per Share	Allowance for Loan and Leases Losses
2011	**919,804,436**	**$ 2,051**	**398**	**2,792**	**7,554**	**470**	**(64)**	**$ 13,201**	**13.92**	**$ 2,255**
2010	796,272,522	1,779	3,654	1,715	6,719	314	(130)	14,051	13.06	3,004
2009	795,068,164	1,779	3,609	1,743	6,326	241	(201)	13,497	12.44	3,749
2008	577,386,612	1,295	4,241	848	5,824	98	(229)	12,077	13.57	2,787
2007	532,671,925	1,295	9	1,779	8,413	(126)	(2,209)	9,161	17.18	937
2006	556,252,674	1,295	9	1,812	8,317	(179)	(1,232)	10,022	18.00	771
2005	555,623,430	1,295	9	1,827	8,007	(413)	(1,279)	9,446	16.98	744
2004	557,648,989	1,295	9	1,934	7,269	(169)	(1,414)	8,924	15.99	713
2003	566,685,301	1,295	9	1,964	6,481	(120)	(962)	8,667	15.29	697
2002	574,355,247	1,295	9	2,010	5,465	369	(544)	8,604	14.98	683

(a) *Federal funds sold and interest-bearing deposits in banks are combined in other short-term investments in the Consolidated Financial Statements.*

(b) *Adjusted for accounting guidance related to the calculation of earnings per share, which was adopted retroactively on January 1, 2009.*

FIFTH THIRD BANCORP DIRECTORS

William M. Isaac, Chairman
Senior Managing Director-Global Head of Financial Institutions
FTI Consulting

James P. Hackett, Lead Director
President & CEO
Steelcase, Inc.

Darryl F. Allen
Retired Chairman
President & CEO
Aeroquip-Vickers, Inc.

B. Evan Bayh III
Partner
McGuireWoods LLP

Ulysses L. Bridgeman, Jr.
President
B.F. Companies

Emerson L. Brumback
Retired President & COO
M&T Bank

Gary R. Heminger
President & CEO
Marathon Petroleum Corporation

Jewell D. Hoover
Principal
Hoover and Associates, LLC

Kevin T. Kabat
President & CEO
Fifth Third Bancorp

Mitchel D. Livingston, Ph.D.
Vice President for Student Affairs & Chief Diversity Officer
University of Cincinnati

Michael B. McCallister
Chairman & CEO
Humana, Inc.

Hendrik G. Meijer
Co-Chairman & CEO
Meijer, Inc.

John J. Schiff, Jr.
Chairman of the Executive Committee
Cincinnati Financial Corporation

Marsha C. Williams
Retired Senior Vice President & Chief Financial Officer
Orbitz Worldwide, Inc.

DIRECTORS EMERITI

Neil A. Armstrong
Philip G. Barach
John F. Barrett
J. Kenneth Blackwell
Milton C. Boesel, Jr.
Douglas G. Cowan
Thomas L. Dahl
Ronald A. Dauwe
Gerald V. Dirvin
Thomas B. Donnell
Nicholas M. Evans
Richard T. Farmer
Louis R. Fiore
John D. Geary
Ivan W. Gorr
Joseph H. Head, Jr.
Allen M. Hill
William G. Kagler
William J. Keating
Jerry L. Kirby
Robert L. Koch II
Kenneth W. Lowe
Robert B. Morgan
Michael H. Norris
David E. Reese
James E. Rogers
C. Wesley Rowles
George A. Schaefer, Jr.
Donald B. Shackelford
David B. Sharrock
Stephen Stranahan
Dennis J. Sullivan, Jr.
Dudley S. Taft
Thomas W. Traylor
Alton C. Wendzel

FIFTH THIRD BANCORP OFFICERS

Kevin T. Kabat
President & CEO

Greg D. Carmichael
Executive Vice President & Chief Operating Officer

Todd F. Clossin
Executive Vice President & Chief Administrative Officer

Mark D. Hazel
Senior Vice President & Controller

James R. Hubbard
Senior Vice President & Chief Legal Officer

Gregory L. Kosch
Executive Vice President

Bruce K. Lee
Executive Vice President & Chief Credit Officer

Daniel T. Poston
Executive Vice President & Chief Financial Officer

Paul L. Reynolds
Executive Vice President, Chief Risk Officer & Secretary

Joseph R. Robinson
Executive Vice President & Chief Information Officer

Robert A. Sullivan
Senior Executive Vice President

Teresa J. Tanner
Executive Vice President & Chief Human Resources Officer

Tayfun Tuzun
Senior Vice President & Treasurer

AFFILIATE AND MARKET PRESIDENTS

Donald Abel, Jr.
David A. Call
Greg D. Carmichael
John N. Daniel
Karen Dee
David Girodat
Thomas Heiks
Nancy H. Huber
Julie Hughes
Jerry Kelsheimer
Randolph Koporc
Robert W. LaClair
Brian Lamb
Ralph S. Michael III
Jordan A. Miller, Jr.
Thomas Partridge
Reagan Rick
Robert A. Sullivan
Mary E. Tuuk
Michelle L. VanDyke
Thomas G. Welch, Jr.

FIFTH THIRD BANCORP BOARD COMMITTEES

Finance Committee
William M. Isaac, Chair
Emerson L. Brumback
James P. Hackett
Gary R. Heminger
Kevin T. Kabat

Audit Committee
Darryl F. Allen, Chair
Emerson L. Brumback
Jewell D. Hoover
Marsha C. Williams

Human Capital and Compensation Committee
Gary R. Heminger, Chair
Emerson L. Brumback
Mitchel D. Livingston, Ph. D.
Hendrik G. Meijer

Nominating and Corporate Governance Committee
James P. Hackett, Chair
Darryl F. Allen
Ulysses L. Bridgeman, Jr.
Marsha C. Williams

Risk and Compliance Committee
Marsha C. Williams, Chair
B. Evan Bayh III
Ulysses L. Bridgeman, Jr.
Jewell D. Hoover
Hendrik G. Meijer

Trust Committee
Mitchel D. Livingston, Ph.D., Chair
Kevin T. Kabat
John J. Schiff, Jr.

2011 FINANCIAL HIGHLIGHTS

FOR THE YEARS ENDED DECEMBER 31 $ IN MILLIONS, EXCEPT PER SHARE DATA	2011	2010	2009
EARNINGS AND DIVIDENDS			
Net Income attributable to Bancorp	$ 1,297	$ 753	$ 737
Common dividends declared	257	32	29
Preferred dividends declared	50	205	220
PER COMMON SHARE			
Earnings	$ 1.20	$ 0.63	$ 0.73
Diluted earnings	1.18	0.63	0.67
Cash dividends	0.28	0.04	0.04
Book value per share	13.92	13.06	12.44
AT YEAR-END			
Assets	$ 116,967	$ 111,007	$ 113,380
Total Loans and Leases (incl. held-for-sale)	83,972	79,707	78,846
Deposits	85,710	81,648	84,305
Bancorp Shareholder's Equity	13,201	14,051	13,497
KEY RATIOS			
Net Interest Margin (FTE)	3.66%	3.66%	3.32%
Efficiency Ratio (FTE)	62.3%	60.7%	46.9%
Tier 1 Common Ratio*	9.35%	7.48%	6.99%
Tier 1 Ratio	11.91%	13.89%	13.30%
Total Capital Ratio	16.09%	18.08%	17.48%
ACTUALS			
Common Shares Outstanding (000's)	919,804	796,273	795,068
Banking Centers	1,316	1,312	1,309
ATMs	2,425	2,445	2,358
Full-Time Equivalent Employees	21,334	20,838	20,998

	2011			2010		
STOCK PERFORMANCE	**HIGH**	**LOW**	**DIVIDENDS DECLARED PER SHARE**	**HIGH**	**LOW**	**DIVIDENDS DECLARED PER SHARE**
Fourth Quarter	$ 13.08	$ 9.60	$ 0.08	$ 15.11	$ 11.71	$ 0.01
Third Quarter	13.09	9.13	0.08	13.81	10.64	0.01
Second Quarter	14.15	11.88	0.06	15.95	12.00	0.01
First Quarter	15.75	13.25	0.06	14.05	9.81	0.01

Fifth Third's common stock is traded on the NASDAQ® National Global Select Market under the symbol "FITB."

CORPORATE ADDRESS

Fifth Third Bancorp
38 Fountain Square Plaza
Cincinnati, Ohio 45263
Website: www.53.com
Telephone: 1-800-972-3030

TRANSFER AGENT

American Stock Transfer and Trust Company, LLC.

For Correspondence:
6201 15th Ave.
Brooklyn, N.Y. 11219
Website: www.amstock.com
Telephone: 1-888-294-8285

For Dividend Reinvestment and Direct Stock Purchase Plan Transaction Processing:
P.O. Box 922
Wall Street Station
New York, N.Y. 10269-0560

*** Non-GAAP measure. For further information, see the Non-GAAP Financial Measures section of MD&A.**




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FIFTH THIRD BANCORP

www.53.com